As submitted confidentially to the Securities and Exchange Commission on November  ___ , 2018.
The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to
Section 6(e) of the Securities Act of 1933, as amended.
Registration No. 337-02283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POSITIVE PHYSICIANS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	6331	83-0824448
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
100 Berwyn Park, 850 Cassatt Road, Suite 220
Berwyn, PA 19312
(888) 335-5335
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lewis S. Sharps, M.D.
Chief Executive Officer
Positive Physicians Holdings, Inc.
100 Berwyn Park, 850 Cassatt Road, Suite 220
Berwyn, PA 19312
(888) 335-5335
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Wesley R. Kelso, Esquire Stevens & Lee, P.C. 111 North 6th Street Reading, PA 19603 (610) 478-2242	James M. Connolly, Esquire Griffin Financial Group, LLC 100 Lennox Lane, Suite 200 Lawrenceville, NJ 08648 (973) 610-2010

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to section 7 (a) (2)(B) of the Securities Act.

CALCULATION OF REGISTRATION FEE

Table of each class of securities to be registered	Amount to be registered	Proposed Maximum offering price per share	Proposed Maximum Aggregate offering price (2)	Amount of registration fee
Common Stock, no par value per share, to be offered by the issuer	4,830,000 shares	$10.00(1)	48,300,000 (2)	$6,014

(1)	Shares to be sold in the stock offering by the issuer have an offering price of $10.00.

(2)	Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
POSITIVE PHYSICIANS HOLDINGS, INC.

Up to 4,830,000 Shares of Common Stock

This is the initial public offering of Positive Physicians Holdings, Inc. (“the Company”). We are offering up to 4,830,000 shares of our common stock for sale at a price of $10.00 per share in connection with the conversion of each of Positive Physicians Insurance Exchange, or PPIX, Professional Casualty Association, or PCA, and Physicians’ Insurance Program Exchange, or PIPE, from a reciprocal insurance exchange to the stock form of organization. In connection with the conversions of PPIX, PCA and PIPE, we will acquire all of the shares of capital stock of these new insurance companies, and immediately thereafter, they will be merged together to form a single insurance company called Positive Physicians Insurance Company. PPIX, PCA, and PIPE caused the Company to be formed in order to facilitate the conversions.
We are offering shares of our common stock in two phases: a subscription offering phase and a community offering phase. The minimum number of shares that must be sold, the maximum number of shares that can be sold and the limit on the number of shares that any person may purchase apply to both phases of the offering taken together.
We are offering shares in the subscription offering phase to the policyholders of PPIX, PCA, and PIPE as of June 1, 2018. First priority to purchase shares is being granted to such policyholders of PPIX, PCA, and PIPE as required by the Pennsylvania Medical Professional Liability Reciprocal Exchange-to-Stock Conversion Act.
The subscription offering phase will end at noon, Eastern Time, on [.], 2018. Any shares of our common stock not sold in the subscription offering may be sold in the community offering phase, which will commence simultaneously with and end concurrently with the subscription offering phase unless extended by us. The community offering will end no later than [.], 2018. Certain stockholders of Diversus, Inc., or Diversus, which manages the three reciprocals through its subsidiaries, will have the right to purchase shares in the community offering. The total number of shares purchased by such Diversus stockholders (excluding Enstar Holdings (US) LLC) cannot exceed 5% of the total number of shares remaining to be sold in the community offering after satisfaction of all subscription offering orders.
Our ability to complete this offering is subject to certain conditions, including the sale of at least 3,570,000 shares of common stock in the offering, the approval of the plans of conversion by the policyholders of PPIX, PCA and PIPE, respectively, and receipt of all required approvals from the Pennsylvania Insurance Commissioner. See “The Conversions and The Offering - Conditions to Closing” herein. Until such time as these conditions are satisfied, all funds submitted to purchase shares will be held in escrow with Computershare Trust Company, N.A., as escrow agent. Purchasers of shares of common stock in this offering will not receive any interest with respect to any of the funds that are held in escrow.
We have entered into a standby stock purchase agreement with Insurance Capital Group, LLC, or ICG, whereby it has agreed to purchase such number of shares as will cause the minimum number of shares, which is 3,570,000, to be sold in the offering. We refer to Insurance Capital Group, LLC herein as the “standby purchaser.” Accordingly, the number of shares purchased by eligible subscribers of PPIX, PCA, and PIPE will not impact the condition to closing that at least 3,570,000 shares must be sold in the offering. If all of the conditions to ICG’s obligation to purchase sales in the offering are satisfied, the sale of the minimum number of shares is guaranteed. Accordingly, the sale of sufficient shares to meet the offering minimum of 3,570,000 shares does not indicate that sales have been made to investors who have no financial or other interest in the offering, and the sale of 3,570,000 shares in the offering should not be viewed as an indication of the merits of the offering.
ICG has agreed to permit Enstar Holdings (US) LLC, or “Enstar”, to purchase 30% of the shares that ICG would otherwise purchase in the offering. Because we are unable to predict with any certainty the number of shares that may be sold in the subscription offering, the percentage of shares owned by ICG and by Enstar after the offering may range from 0% to 66.5% and from 0% to 28.5%, respectively. We anticipate that ICG will own a majority of our outstanding shares of stock after completion of the conversions and the offerings and will obtain control of the Company. ICG and Enstar have entered into a governance agreement, and assuming that after the offering they collectively own a majority of our outstanding shares, they will be able to control the election of our board of directors. See “Risk Factors - The standby purchaser may obtain control over us and may not always exercise its control in a way that benefits our public shareholders.”
The minimum number of shares that a person may subscribe to purchase is 50 shares. Except for purchases by Diversus stockholders, ICG, and Enstar, the maximum number of shares that a person may purchase in the offering is 5,000 shares.
Griffin Financial Group, LLC, which we refer to as Griffin Financial, will act as our placement agent and will use its best efforts to assist us in selling our common stock in the offering, but is not obligated to purchase any shares of stock that are being offered for sale. Any commissions paid in connection with the purchase of shares of common stock in this offering will be paid by us from the gross proceeds of the offering.
There is currently no public market for our common stock. We have applied for the quotation of our common stock on the Nasdaq Capital Market under the symbol “PPHI.” Our management and ICG are likely to seek to delist our shares from trading on the NASDAQ Stock Market in the future and end our public reporting obligations. This would greatly reduce the market for our common stock. See “Risk Factors - Our management and ICG are likely to seek to delist our shares from trading on the NASDAQ Stock Market and end our reporting obligations under the Securities Exchange Act of 1934.”
We intend to use $10,000,000 of the offering proceeds to make a payment to Diversus in exchange for Diversus agreeing to reduce the management fees paid by PPIX, PCA, and PIPE to Diversus Management, Inc. See “Description of Our Business - Management of Positive Insurance After the Conversions.”
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. This investment involves risk. For a discussion of the material risks that you should consider, see “Risk Factors” beginning on page 17 of this prospectu s.
OFFERING SUMMARY
Price: $10.00 per share

	Minimum	Midpoint	Maximum
Number of shares offered	3,570,000	4,200,000	4,830,000
Gross offering proceeds	$35,700,000	$42,000,000	$48,300,000
Estimated offering expenses	$1,000,000	$1,000,000	$1,000,000
Estimated selling agent fees and expenses (1)(2)	$1,995,250	$2,357,500	$2,719,750
Estimated net proceeds	$32,704,750	$38,642,500	$44,580,250
Estimated net proceeds per share	$9.16	$9.20	$9.23
__________________

(1)
Represents the total of (i) the fees to be paid to Griffin Financial, which is equal to 3.5% of the gross proceeds from shares sold in the subscription offering and the community offering, and 5.75% of the gross proceeds from shares purchased by ICG and Enstar, and (ii) an estimate of the reimbursable expenses expected to be incurred by Griffin Financial in connection with the offering. See “The Conversions and The Offering - Marketing and Underwriting Arrangements.”

(2)
Assumes that 300,000 shares are sold to purchasers other than ICG and Enstar and that 3,270,000, 3,900,000 and 4,530,000 shares are sold to ICG and Enstar at the minimum, midpoint, and maximum of the offering range, respectively. See “The Conversions and The Offering - Marketing and Underwriting Arrangements.”

Neither the Securities and Exchange Commission, the Pennsylvania Insurance Department nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
For assistance, please call the Stock Information Center at [.].

Griffin Financial Group, LLC
The date of this prospectus is [.], 2018

i

CERTAIN IMPORTANT INFORMATION
You should rely only on the information contained in this prospectus. We have not, and Griffin Financial has not, authorized any other person to provide information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and Griffin Financial are offering to sell and seeking offers to buy our common stock only in jurisdictions where such offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site is not part of this prospectus.
Unless the context otherwise requires, as used in this prospectus:

•
“the Company,” “we,” “us” and “our” refer to the registrant, Positive Physicians Holdings, Inc. prior to completion of the conversions, and after completion of the conversions refer to Positive Physicians Holdings, Inc. and all of its subsidiaries;

•
the “conversions” refers to the transactions by which PPIX, PCA and PIPE will each convert from a reciprocal insurance exchange to a stock insurance company by merging with and into PPIX Conversion Corp., PCA Conversion Corp., and PIPE Conversion Corp., respectively, which will become wholly owned subsidiaries of the Company;

•	“eligible policyholder” or “eligible subscriber” refers to a policyholder of PPIX, PCA, or PIPE as of June 1, 2018;

•	“Enstar” means Enstar Holdings (US) LLC;

•	“exchange” means PPIX, PCA, or PIPE, and “exchanges” means PPIX, PCA, and PIPE collectively;

•
“Diversus Management” refers to Diversus Management, Inc., a wholly owned subsidiary of Diversus, Inc. which will be the surviving entity upon the merger of the attorneys-in-fact of PPIX, PIPE, and PCA with and into Diversus Management;

•
the “offering” and the “conversion offering” refer to the offering of up to 4,830,000 shares of our common stock to eligible policyholders of PPIX, PCA and PIPE in a subscription offering under their respective plans of conversion and to certain stockholders of Diversus and to ICG and Enstar in a community offering. We expect to conduct the subscription offering and the community offering simultaneously;

•	“PCA” refers to Professional Casualty Association, which as part of the conversions will merge with and into PCA Conversion Corp.;

•	“PIPE” refers to Physicians’ Insurance Program Exchange, which as part of the conversions will merge with and into PIPE Conversion Corp.;

•	“PPIX” refers to Positive Physicians Insurance Exchange, which as part of the conversions will merge with and into PPIX Conversion Corp.;

•
“Positive Insurance” refers to Positive Physicians Insurance Company, the stock insurance company that will be the surviving entity after the merger of PCA Conversion Corp. and PIPE Conversion Corp. with and into PPIX Conversion Corp., which will then change its name to Positive Physicians Insurance Company;

•	“standby purchaser” or “ICG” refers to Insurance Capital Group, LLC; and

•	“subscribers” refers to the policyholders of PPIX, PCA or PIPE, who are the named insureds under insurance policies issued by PPIX, PCA or PIPE, respectively.

PROSPECTUS SUMMARY
This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the offering fully, you should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included in this prospectus.
Overview of PPIX
PPIX is a reciprocal insurance exchange domiciled in Pennsylvania. PPIX writes medical professional liability insurance primarily for physicians, physician groups and allied healthcare providers such as physician assistants and certified registered nurse practitioners who are licensed to practice in Pennsylvania, Delaware, Maryland, New Jersey, and Ohio. At December 31, 2017, PPIX had a surplus of $17.5 million, and for the year ended December 31, 2017, PPIX had $15.3 million in direct written premiums and a net loss of $22,000. At September 30, 2018, PPIX had a surplus of $17.1 million, and for the nine months ended September 30, 2018, PPIX had $10.3 million in direct written premiums and net income of $194,000.
PPIX primarily markets its products through a network of over 45 independent producers in Pennsylvania, Delaware, Maryland, New Jersey, and Ohio. PPIX has not been assigned a rating by A.M. Best Company, Inc. (“A. M. Best”), but has been assigned an “A” rating by Demotech, Inc. (“Demotech”), a provider of financial stability ratings of insurance companies.
PPIX is managed by Specialty Insurance Services, LLC (“SIS”), the attorney-in-fact for PPIX. SIS, as the attorney-in-fact, has the power to direct the activities of PPIX that most significantly impact PPIX’s economic performance. SIS is owned by Diversus.
Overview of PCA
PCA is a reciprocal insurance exchange domiciled in Pennsylvania. PCA writes medical professional liability insurance primarily for physicians, physician groups and allied healthcare providers such as physician assistants and certified registered nurse practitioners who are licensed to practice in Pennsylvania and Michigan. At December 31, 2017, PCA had a surplus of $13.9 million, and for the year ended December 31, 2017, PCA had $7.7 million in direct written premiums and net income of $436,000. At September 30, 2018, PCA had a surplus of $11.4 million, and for the nine months ended September 30, 2018, PCA had direct written premiums of $4.2 million and a net loss of $1.9 million.
PCA primarily markets its products through a network of over 40 independent producers in Pennsylvania and Michigan. PCA has not been assigned a rating by A.M. Best, but has been assigned an “A” rating by Demotech.
PCA is managed by Professional Third Party, L.P. (“PTP”), the attorney-in-fact for PCA. PTP, as the attorney-in-fact, has the power to direct the activities of PCA that most significantly impact PCA’s economic performance. PTP, is owned by Diversus.
Overview of PIPE
PIPE is a reciprocal insurance exchange domiciled in Pennsylvania. PIPE writes medical professional liability insurance primarily for physicians, physician groups and allied healthcare providers such as physician assistants and certified registered nurse practitioners who are licensed to practice in Pennsylvania and South Carolina. At December 31, 2017, PIPE had a surplus of $12.3 million, and for the year ended December 31, 2017, PIPE had $3.6 million in direct written premiums and net income of $39,000. At September 30, 2018, PIPE had a surplus of $11.9 million, and for the nine months ended September 30, 2018, PIPE had direct written premiums of $3.0 million and net income of $229,000.
PIPE primarily markets its products through a network of over 20 independent producers in Pennsylvania and South Carolina. PIPE has not been assigned a rating by A.M. Best, but has been assigned an “A” rating by Demotech.
PIPE is managed by Physicians’ Insurance Program Management Company (“PIPE Management”), the attorney-in-fact for PIPE. PIPE Management, as the attorney-in-fact, has the power to direct the activities of PIPE that most significantly impact PIPE’s economic performance. PIPE Management is owned by Diversus

Overview of Positive Physicians Holdings, Inc.
Positive Physician Holdings, Inc. is a newly created Pennsylvania corporation organized to be the stock holding company for Positive Insurance following the conversions of PPIX, PCA, and PIPE from reciprocal insurance exchanges to stock insurance companies. Positive Physician Holdings, Inc., which was incorporated on May 1, 2018, is not an operating company and has not engaged in any business to date. Our executive offices are located at 100 Berwyn Park, 850 Cassatt Road, Suite 220, Berwyn, PA 19312, and our phone number is 888-335-5335. Our web site address is www.positivephysicians.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.
Positive Physicians Holdings, Inc. has no full time employees, and upon completion of the conversions and the offerings the day-to-day operations of the Company will be managed by Diversus Management pursuant to a management services agreement. See “Management - Executive Management.”
PPIX, PCA, and PIPE are subject to examination and comprehensive regulation by the Pennsylvania Insurance Department (the “Department”). As an insurance holding company, Positive Physician Holdings, Inc. will also be subject to examination and comprehensive regulation by the Department. See “Description of Our Business - Regulation.”
The Standby Stock Purchase Agreement
On June 8, 2018, the Company entered into the standby stock purchase agreement with ICG. Subject to the terms and conditions of the standby stock purchase agreement, ICG has agreed to purchase from the Company at a price of $10.00 per share such number of shares as is necessary for the minimum of 3,570,000 shares to be sold as required under the plan of conversion. ICG, however, has the right to purchase additional shares from the Company up the offering maximum of 4,830,000 shares. Accordingly, if all of the conditions to ICG’s obligation to purchase shares in the offering are satisfied, the sale of the minimum number of shares is guaranteed. ICG, as the standby purchaser, has agreed to permit Enstar Holdings (US) LLC to purchase 30% of the shares that ICG would otherwise purchase in the offering pursuant to a governance agreement entered into between ICG and Enstar. In connection with that governance agreement, Enstar agreed to dismiss litigation brought by Enstar against Diversus and its directors which sought to enjoin Diversus from entering into the transaction contemplated by the standby stock purchase agreement. We anticipate that ICG will own approximately 64% and Enstar will own approximately 27% of our outstanding shares after completion of the offering.
ICG has agreed to loan up to $750,000 to us to fund expenses we incur in connection with the conversion and the offerings. We have issued an exchangeable note to ICG in connection with such credit facility. The outstanding principal balance of the exchangeable note will automatically convert into shares of our common stock at a price of $10.00 per share upon completion of the offerings. The shares issued upon the conversion of the exchangeable note will count towards the minimum number of shares that must be sold in the offerings. See “The Conversion and Offering ‑ Description of Standby Stock Purchase Agreement.” Enstar has agreed with ICG that Enstar will fund 30% of the advances made under the exchangeable note. On November 15, 2018, there was no outstanding principal balance under the exchangeable note. Accordingly, currently we do not anticipate issuing any shares upon the conversion of the exchangeable note upon completion of the offerings. See “The Conversions and the Offering - Standby Stock Purchase Agreement.”
In connection with closing under the standby stock purchase agreement, we will appoint Matthew T. Popoli and Craig A. Huff, the Managing Partners of ICG, to the Company’s board of directors. So long as ICG beneficially owns more than 50% of the outstanding shares of our common stock, ICG has the right to nominate and appoint a majority of the members of the board of directors of the company and Positive Insurance.
ICG will be entitled to preemptive rights that would allow it to maintain its percentage ownership in certain subsequent offerings of our common stock or securities convertible into our common stock. This right will not apply to, and will terminate upon the earlier of (a) the first date upon which ICG no longer beneficially owns more than twenty percent (20%) of the outstanding shares of our common stock or (b) the date of any breach by ICG of any obligation under the standby stock purchase agreement that remains uncured after 30 days’ notice thereof.

For more information regarding the provisions of the standby stock purchase agreement, see “The Conversion and Offering - Description of Standby Stock Purchase Agreement” and “Risk Factors - Risks Relating to Ownership of Our Common Stock - There will not be an active, liquid trading market for our common stock.”
Conflicts of interest may arise between ICG and the Company, and ICG and its representatives on our board of directors may at times take actions that are not in the best interests of our other shareholders. See “Risk Factors - Risks Relating to Ownership of Our Common Stock - The standby purchaser may obtain control over us and may not always exercise its control in a way that benefits our public shareholders.”
Insurance Capital Group LLC
ICG is a holding company that was organized on January 8, 2018, for the purpose of acquiring and making investments in businesses across targeted sectors, with a focus on sponsored insurance company demutualizations and other complex conversion transactions. ICG currently owns an interest in Capitol Insurance Company, a Pennsylvania non-standard auto insurance company that ICG acquired in the second quarter of 2018.
ICG is controlled by its managing members, Craig Huff and Matthew Popoli. ICG’s board of directors has extensive experience investing in and operating insurance businesses, including two directors who were formerly Commissioners of Insurance in Illinois, Connecticut and Texas.
ICG has advised us that it has sufficient funds to complete the offering.
Diversus, Inc.
Diversus, Inc. (“Diversus”) is the owner of the attorneys-in-fact of PPIX, PCA, and PIPE. Such attorneys-in-fact have the power to direct the activities that most significantly impact the economic performance of PPIX, PCA, and PIPE, respectively. Diversus is also the owner of Diversus Management, Inc., Gateway Risk Services, Inc. and Andrews Outsource Solutions, each of which provides services to PPIX, PCA, and PIPE. After completion of the conversions and the offerings, Diversus Management, Inc., a wholly-owned subsidiary of Diversus, will manage the day-to-day operations of Positive Insurance, which will be the successor to PPIX, PCA, and PIPE. Enstar is the largest stockholder of Diversus. Except for the agreements described in “The Conversions and the Offering - Transactions Related to the Conversions”, Diversus has no relationship to ICG.
Our Business Strategies and Offering Rationale
Market Overview and Strategy
Many medical professional liability insurance (“MPLI”) focused risk retention groups (“RRGs”) and reciprocal insurance exchanges were formed in the late 1990s and early 2000s primarily because of capacity constraints in the MPLI market that were then prevalent. The MPLI market is currently experiencing over-capacity due to the excess capital held by MPLI insurers. As a result, competition for business among MPLI carriers has led to a significant decrease in the rates charged for MPLI coverage over the last 10 years. In addition, the creation of very large physician practice groups and the acquisition of physician practices by hospitals, which are often self-insured, have reduced the number of available independent healthcare professionals requiring insurance. In addition, physician groups and hospitals are increasingly utilizing physician assistants and other allied healthcare providers to reduce costs in response to changes in payments from health insurers designed to reduce the insurers’ costs. These factors have led to MPLI premium volume shrinking on a national basis and consolidation of medical professional liability (“MPL”) insurers. This declining premium volume, however, has been accompanied by reduced claim frequency, which has permitted MPLI carriers to generally remain quite profitable. The challenge for larger MPLI carriers is to seek new sources of premium growth, and increasingly they seek this growth through acquisition.
The Company believes these changes in the healthcare industry and the MPLI market will create consolidation opportunities for the Company, which, in turn, may become a target for larger MPLI insurers seeking premium growth. See “Description of Our Business - Operating Strategy.”
The conversion offering and the merger of PPIX, PCA, and PIPE and the consolidation of the three exchanges to form Positive Insurance will create a company with sufficient statutory surplus to enable growth and will create a stable insurance platform that will permit the Company to execute its business plan.

Based on current over-capacity and the soft market conditions in the MPLI market, the Company believes there is a significant opportunity to acquire risk-bearing entities focused on the MPLI market, including small RRGs, stock and mutual insurance companies, and reciprocal insurance exchanges and to enter into reinsurance transactions and loss portfolio transfers with such entities. Many of these entities are experiencing shrinking premium volume and declining profitability. The Company believes it can act as a consolidator of these smaller entities. RRGs are alternative market vehicles organized under the Federal Liability Risk Retention Act of 1986 (the “Federal Risk Retention Act”), which allows physicians to form insurance companies to insure their own medical malpractice risk. Over 250 RRGs have been formed since the introduction of the Federal Risk Retention Act, many of which are focused on the MPLI market. Reciprocal insurance exchanges are created under state law and are essentially contractual inter-indemnity agreements among policyholders, which are sometimes called subscribers. Another feature of a reciprocal insurance exchange is that it is managed by a separate company called an attorney-in-fact. SIS, PTP and PIPE Management are the attorneys-in-fact with respect to PPIX, PCA, and PIPE, respectively.
The completion of this offering will supply additional capital needed to support substantially increased premium volume that we expect to result from the implementation of our growth strategy.
Exit Strategy
Although we expect that our shares will initially be listed for trading on the Nasdaq Stock Market, we are aware that there will be limited liquidity for our stock. This is because the majority of our common stock will most likely be held by the standby purchaser. The Company is focused on creating shareholder value for our shareholders through a future liquidity event. The three principal methods we expect to consider to create future liquidity are:

•	Share repurchases;

•	A follow on offering of our common stock or the issuance of our stock in connection with acquisitions; or

•	A sale of the Company to a larger participant in the MPLI market or the insurance industry generally.
We may engage in repurchases of our share as a way to create liquidity for our shareholders or in connection with any effort we may take to delist our stock from NASDAQ in the future. See “Risk Factors - Our management and the standby purchaser are likely to seek to delist our shares from trading on the NASDAQ Stock Market and end our reporting obligations under the Securities Exchange Act of 1934.”
The Conversion Act provides that we cannot repurchase any shares for three years after the completion of the conversions and the offerings without the prior approval of the Pennsylvania Insurance Commissioner. Accordingly, no assurance can be given that we will engage in any share repurchases or that we will repurchase a significant number of shares. There is no limitation under the Conversion Act on ICG purchasing shares of our stock on the NASDAQ Stock Market or in privately negotiated transaction. Existing SEC regulations impose disclosure requirements with respect to actions that our management and ICG can take that would result in the Company going private and our common stock being delisted from trading on the NASDAQ Stock Market.
We will consider a follow on offering of our common stock to fund organic growth or acquisitions in furtherance of our growth strategy. We may also issue stock to shareholders of a company in connection with our acquisition of that company. A follow on offering or the issuance of stock in an acquisition would increase the number of outstanding shares not held by the standby purchaser. This could result in a broader market for our common stock that has more depth and liquidity, which would afford existing shareholders an opportunity to sell their shares in the market if they so choose.
We are also aware that there is excess capacity in the MPLI market, and, as a result, larger participants in the market are seeking premium growth through acquisitions. If we are successful in aggregating premium through the acquisition of small RRGs, stock and mutual insurance companies, and reciprocal insurance exchanges, we may become an attractive acquisition candidate for larger MPLI carriers. Moreover, larger companies typically trade at higher multiples in the market or upon sale than do smaller companies. A key element of our strategy is to buy small companies at a reasonable price, thereby aggregating premium, and achieve a higher multiple in the market or upon a sale of the Company. Although the Company is not actively seeking a buyer at this time and it does not expect to do so in the near term, our board of directors will continually evaluate its strategic options, including sale, with a view to maximizing shareholder value.
The Company’s ability to create a liquidity event will be based, in part, on the Company’s performance and economic and market conditions at that time. No assurance can be given that the Company will be able to achieve a liquidity event at a price or time that investors will view favorably.
The Conversion of PPIX, PCA, and PIPE from Reciprocal Insurance Exchanges to Stock Form
PPIX, PCA, and PIPE are reciprocal insurance exchanges. As such, they have no shareholders, but do have subscribers or members. The subscribers of PPIX, PCA, and PIPE are their policyholders. Unlike shareholders, the subscribers have no voting rights with respect to the governance of their respective exchange. All of the decision making authority relating to the operations and governance of a reciprocal insurance exchange resides in the attorney-in-fact, which under the organizational documents of PPIX, PCA, and PIPE, can only be terminated with the mutual agreement of the attorney-in-fact and the exchange. The subscribers only have such voting rights as are required by Pennsylvania law, including the right to vote to approve the conversion from reciprocal insurance exchange to stock form. In addition, unlike shares held by shareholders, the memberships in PPIX, PCA, and PIPE are not transferable and do not exist separate from the related insurance policy issued by the exchange. Therefore, these membership rights are extinguished when a policyholder cancels or does not renew its policy or the policy is otherwise terminated.
On June 1, 2018, PPIX’s attorney-in-fact adopted a plan of conversion by which PPIX will convert from a reciprocal insurance exchange to a stock insurance company by merging with and into PPIX Conversion Corp. Following the conversion, PPIX Conversion Corp. will become a wholly owned subsidiary of the Company. The affirmative vote of at least two-thirds of the votes cast by subscribers of PPIX as of June 1, 2018, is necessary to approve the plan of conversion at a special meeting of the subscribers to be held on [.], 2018.
On June 1, 2018, PCA’s attorney-in-fact adopted a plan of conversion by which PCA will convert from a reciprocal insurance exchange to a stock insurance company by merging with and into PCA Conversion Corp. Following the conversion, PCA Conversion Corp. will become a wholly owned subsidiary of the Company. The affirmative vote of at least two-thirds of the votes cast by subscribers of PCA as of June 1, 2018, is necessary to approve the plan of conversion at a special meeting of the subscribers to be held on [.], 2018.
On June 1, 2018, PIPE’s attorney-in-fact adopted a plan of conversion by which PIPE will convert from a reciprocal insurance exchange to a stock insurance company by merging with and into PIPE Conversion Corp. Following the conversion, PIPE Conversion Corp. will become a wholly owned subsidiary of the Company. The affirmative vote of at least two-thirds of the votes cast by subscribers of PIPE as of June 1, 2018, is necessary to approve the plan of conversion at a special meeting of the subscribers to be held on [.], 2018.
Immediately after the conversions, PIPE Conversion Corp. and PCA Conversion Corp. will merge into PPIX Conversion Corp. to form Positive Insurance, a single stock insurance subsidiary of the Company.
Pennsylvania Conversion Statute
PPIX, PCA, and PIPE are converting from reciprocal insurance exchanges to stock insurance companies under the Pennsylvania Medical Professional Liability Reciprocal Exchange‑to‑Stock Conversion Act (the “Conversion Act”). The Conversion Act requires the reciprocal insurance exchange to adopt a plan of conversion that grants each eligible subscriber nontransferable subscription rights to purchase a portion of the capital stock of the converted stock company. Such rights, in the aggregate, must give the eligible subscribers the right, prior to the right of any other person, to purchase 100% of the capital stock of the converted stock company. The Act defines “eligible subscriber” as a subscriber whose policy is in force on the date the plan of conversion is adopted (or the record date for voting on the plan of conversion if different than the adoption date). Therefore, policyholders of the converting company on the date the plan is adopted must have the first right to purchase shares in the offering, and collectively they must have the right to purchase all of the shares being offered.
The Conversion Act also requires that the plan of conversion provide that if the eligible subscribers do not purchase all of the shares being offered, the remaining shares must be sold in a public offering or a private placement with the approval of the Department. The Act states that the aggregate dollar value of the stock offered for sale in the offering must be equal to the estimated pro forma market value of the converted stock company, as successor to the reciprocal insurance exchange company, based upon an independent valuation by a qualified expert. The pro forma market value may be the value that is estimated to be necessary to attract full subscription for the shares, as indicated by the independent valuation and may be stated as a range. Traditionally, as in mutual to stock conversions for both mutual insurance companies and mutual savings banks, the independent valuation expert selects a midpoint valuation and then sets the offering range, with the minimum being 15% below the midpoint valuation and the maximum being 15% above the midpoint. This results in a minimum dollar amount and a maximum dollar amount for the offering.
The Subscription and Community Offerings
As part of the conversions of PPIX, PCA, and PIPE, we are offering between 3,570,000 shares and 4,830,000 shares of our common stock for sale to the policyholders of PPIX, PCA, and PIPE as of June 1, 2018, which we refer to as the “eligible policyholders” or the “eligible subscribers”.
The eligible policyholders of PPIX, PCA, and PIPE have the right to purchase shares of common stock in the offering subject to the limitation that no eligible policyholder can, together with its affiliates, purchase more than 5,000 shares in the offering and to the allocation of shares in the event of an oversubscription as described herein. We call the offering of the common stock to these constituents the “subscription offering.”
In the community offering phase, shares of common stock are being offered to certain stockholders of Diversus and to ICG and Enstar. Unlike the subscription offering, except for ICG, Enstar, and certain stockholders of Diversus, purchasers in the community offering do not have any right to purchase shares in the offering, and their orders are subordinate to the rights of the purchasers in the subscription offering. The stockholders of Diversus (excluding Enstar) collectively cannot purchase more than five percent of the total number of shares available after giving effect to the shares sold in the subscription offering.
ICG has agreed to purchase in the community offering such number of shares as will cause at least 3,570,000 shares to be sold in the offering. The standby purchaser’s right to purchase shares in the offering is subject to the rights of eligible policyholders to purchase in the subscription offering. Accordingly, if purchasers in the subscription offering phase subscribe to purchase all of the 4,830,000 shares offered hereby, ICG, Enstar, and Diversus stockholders will be unable to purchase shares in the offering. Moreover, if purchasers in the subscription offering subscribe to purchase 2,415,000 shares or more, ICG will not be able to purchase a majority of the number of shares sold in the offering. Accordingly, ICG’s percentage ownership of the Company’s outstanding common stock after the offering could range from 0% to 66.5%.
Any of the 4,830,000 offered shares of common stock not subscribed for in the subscription offering may be sold in the community offering. However, except for any order submitted by ICG and Enstar, to whom we are contractually committed to sell shares, we reserve the absolute right to accept or reject any orders in the community offering, in whole or in part.
The ICG and Enstar have each agreed not to transfer any shares that it purchases in the offering for at least six months after completion of the offering. ICG and Enstar are purchasing such shares for investment rather than resale.

The following table shows those persons that are eligible to purchase shares in the various phases of the offering and the shares available for purchase in each phase of the offering. We expect to conduct the subscription offering and the community offering simultaneously.

Offering	Eligible Purchasers	Shares Available for Purchase
Subscription Offering	Eligible policyholders of PPIX, PCA, and PIPE;	4,830,000 shares

Community Offering	Eligible stockholders of Diversus	4,830,000 shares, less shares subscribed for in the Subscription Offering. These persons and their affiliates may not purchase more than 5% of shares available after the subscription offering

	ICG and Enstar	4,830,000 shares, less shares subscribed for in the Subscription Offering and the shares purchased by Diversus eligible stockholders
If the gross proceeds from the orders for shares in the offering do not fall within the valuation range determined from the combined valuations of PPIX, PCA, and PIPE performed by Feldman Financial, a firm engaged by us to provide valuation services, we may cancel the offering, or establish a new valuation range and hold a new offering. In either event, the funds of any person who submitted a subscription or order will be returned to such person promptly, without interest. If we proceed with a new offering using updated valuations, people who submitted subscriptions or orders will be promptly notified by mail of the updated valuations and revised offering range. In that case, people will be given an opportunity to place new subscriptions and orders. See “The Conversions and the Offering - Resolicitation.” Subscriptions and orders may not be withdrawn for any reason if the gross proceeds from orders for shares in the offering fall within the estimated valuation range. Feldman Financial will not update its valuations of PPIX, PCA, and PIPE prior to the completion of the offering.

Our Structure Prior to the Conversions
The current corporate structures of PPIX, PCA, and PIPE and the Company are shown in the following chart.

Diversus, Inc.
Positive Physicians Holdings, Inc.
100%
100%
100%
Andrews Outsource Solutions
Gateway Risk Services, Inc.
Diversus Management, Inc.
100%
Specialty Insurance Services, LLC ("SIS")[1]
Physicians' Insurance Program Management Company ("PIPE Management")[1]
Professional Third Party, L.P., ("PTP")[1]
Attorney-in-fact
Professional Casuality Association ("PCA")
Physicians' Insurance Program Exchange ("PIPE")
Attorney-in-fact
Positive Physicians' Program Exchange ("PPIX")
Attorney-in-fact

__________________

(1)	Manages the reciprocal insurance exchange pursuant to an attorney-in-fact agreement.
Our Structure Following the Conversions
The following chart shows our corporate structure following completion of the conversions.
__________________

(2)
ICG has agreed to purchase in the community offering such number of shares as will cause at least 3,570,000 shares to be sold in the offering. ICG has agreed to permit Enstar to purchase 30% of the shares that ICG would otherwise purchase in the offering. However, if the eligible policyholders of PPIX, PCA and PIPE subscribe to purchase all of the shares being offered by the Company, ICG and Enstar may be unable to purchase any shares in the offering. Accordingly, the percentage ownership of the Company’s outstanding common stock after the offering by ICG and Enstar could range from 0% to 95%. We anticipate that ICG will own a majority of our outstanding shares after completion of the conversions and the offering and will have the right to appoint at least a majority of our directors.
Use of Proceeds
We expect the net proceeds of the offering to between $32.7 million and $44.6 million, after the payment of conversion and offering expenses. We intend to use the net proceeds from the offering as follows:

Net Proceeds
Gross proceeds	$35,700,000	$48,300,000
Conversion and offering expenses	1,000,000	1,000,000
Estimated selling agent fees and expenses	1,995,250	2,719,750
Net proceeds	$32,704,750	$44,580,250

Use of Net Proceeds
Payment to Diversus	$10,000,000	$10,000,000
General corporate purposes	16,704,750	28,580,250
Line of credit to Diversus	6,000,000	6,000,000
Total	$32,704,750	$44,580,250
Upon completion of the offering, we will make a payment of $10,000,000 to Diversus in consideration for Diversus Management agreeing to enter into a new management agreement with Positive Insurance that provides for lower management fees. In addition, upon completion of the offering, we will provide a credit facility of up to $6,000,000 to Diversus to provide Diversus with working capital in the event that Diversus experiences working capital shortfalls as a result of such reduction in the management fees. See “Description of Our Business - Transactions Related to the Conversions.” We have no other current specific plans for the use of a significant portion of the proceeds. Any remaining net proceeds retained by us will be used for general corporate purposes, including to fund possible future acquisitions of risk-based businesses in the MPLI industry and possibly to make stock repurchases and to pay cash dividends. Any proceeds retained at the holding company will be invested primarily in U.S. government securities, other federal agency securities, and other securities consistent with our investment policy until utilized. See “Use of Proceeds.”
How Do I Buy Stock in the Offering?
To buy common stock in the offering, sign and complete the stock order form that accompanies this prospectus and send it to us with your payment in the envelope provided so that it is received no later than noon, Eastern Time on [.], 2018. Payment may be made by personal check, cashier’s check or money order payable to “[.] on behalf of Positive Physicians Holdings, Inc.” After you send in your payment, you have no right to modify your investment or withdraw your funds without our consent, unless we extend the offering to a date later than [.], 2018. See “The Conversions and The Offering - If Subscriptions Received in all of the Offerings Combined Do Not Meet the Required Minimum” and “The Conversions and The Offering - Resolicitation.” We may or may not consent to any modification or withdrawal request in our sole discretion. We may reject a stock order form if it is incomplete or not timely received. Except for any order received from ICG and Enstar, we may also reject any order received in the community offering, in whole or in part, for any or no reason.

Limits on Your Purchase of Common Stock
The minimum number of shares a person or entity may subscribe for in the offering is 50 shares ($500). The maximum number of shares that an eligible policyholder, together with his or her affiliates and associates as a group, may purchase in the subscription offering is 5,000 shares. Except for ICG and Enstar, which have received approval from the Department to acquire more than 5% of the total shares sold in the offering, the maximum number of shares that a person or entity, together with any affiliate, associate or any person or entity with whom he or she is acting in concert, may purchase in the offering without the prior approval of the Department is 5% of the number of shares sold in the offering. For this purpose, an associate of a person or entity includes:

•	such person’s spouse;

•	relatives of such person or such person’s spouse living in the same house;

•	companies, trusts or other entities in which such person or entity holds 10% or more of the equity securities (excluding the Company);

•	a trust or estate in which such person or entity holds a substantial beneficial interest or serves in a fiduciary capacity; or

•	any person acting in concert with any of the persons or entities listed above.
Only those Diversus stockholders who had paid or provided other consideration for their shares of Diversus stock are eligible to purchase shares in the offering. Each holder of Diversus common stock will be permitted to only purchase shares with a purchase price equal to 33% of the purchase price such stockholder paid for such stockholder’s shares of Diversus common stock. Holders of Diversus preferred stock will be permitted to purchase shares with a purchase price equal to 10% of the purchase price such stockholder paid for such stockholder’s shares of Diversus preferred stock, provided that if such stockholder voluntarily converts all of such stockholder’s shares of preferred stock to Diversus common stock prior to closing of the offerings, such stockholder will be permitted to purchase shares with a purchase price equal to 33% of the purchase price such stockholder paid for such stockholder’s shares of Diversus preferred stock. Enstar and its affiliates will not be permitted to purchase shares in the offerings in its capacity as a stockholder of Diversus because it will purchase shares as a result ICG’s agreement with Enstar to permit Enstar to purchase 30% of the shares that ICG would otherwise purchase in the community offering.
Oversubscription
If you are an eligible policyholder of PPIX, PCA or PIPE, and we receive subscriptions in the subscription offering for more than 4,830,000 shares, which is the maximum number of shares being offered, your subscription may be reduced. In that event, no shares will be sold in the community offering, and the shares of common stock will be allocated among the eligible policyholders of PPIX, PCA and PIPE.
The shares of common stock will be allocated so as to permit each eligible policyholder to purchase up to the lesser of their subscription or 1,000 shares (unless the magnitude of subscriptions does not permit such an allocation). Any remaining shares will be allocated among eligible policyholders with unfulfilled subscriptions in proportion to the respective amounts of unfilled subscriptions. For a more complete description of the allocation procedures in the event of an oversubscription, see “The Conversions and The Offering - Subscription Offering and Subscription Rights.”
If eligible policyholders of PPIX, PCA and PIPE subscribe for less than 4,830,000 shares, each eligible policyholder will be allowed to purchase the full amount of shares for which he or she subscribed; provided that no eligible policyholder, together with his or her associates and affiliates, may purchase more than 5,000 shares.
If we receive in the subscription offering subscriptions for less than 4,830,000 shares of common stock, but in the subscription and community offerings together we receive subscriptions and orders for more than 3,570,000 shares, we will sell to participants in the subscription offering the number of shares sufficient to satisfy their subscriptions in full, and then may accept orders in the community offering provided that the total number of shares sold in both offerings does not exceed 4,380,000 shares.

Undersubscription
If the number of shares purchased in the subscription and community offerings are collectively less than 3,570,000, then we will return all funds received in the offerings promptly to purchasers, without interest. In that event, we may cause new valuations of PPIX, PCA and PIPE to be performed, and based on this valuation amend the registration statement of which this prospectus is a part and commence a new offering of the common stock. In that event, people who submitted subscriptions or orders will be permitted to submit new subscriptions or orders. See “The Conversions and The Offering - Resolicitation.” Because ICG has agreed to purchase sufficient shares to cause at least the minimum number of shares to be sold, if all of the conditions to ICG’s obligation to purchase shares in the offering are satisfied, the sale of the minimum number of shares is guaranteed.
Market for Common Stock
We have applied for listing on the Nasdaq Capital Market under the symbol “PPHI”, but development of an active trading market for our stock is unlikely. Griffin Financial intends to become a market maker in our common stock following the offering, but is under no obligation to do so. Neither we nor any market maker has any control over the development of an active public market. See “Market for Our Common Stock.” Our management and ICG are likely to seek to delist our shares from trading on the NASDAQ Stock Market in the future and end our public reporting obligations. This would greatly reduce the market for our common stock. See “Risk Factors - Our management and the standby purchaser are likely to seek to delist our shares from trading on the NASDAQ Stock Market and end our reporting obligations under the Securities Exchange Act of 1934.”
Management Purchases of Stock
Only those directors and executive officers of the attorneys-in-fact of PPIX, PCA and PIPE who are eligible subscribers or who are stockholders of Diversus will be permitted to purchase shares of common stock in the offering. Accordingly, it is unlikely that such directors and officers will purchase a significant number of shares in the offerings. The total shares purchased by all of the stockholders of Diversus as a group may not exceed 5% of the shares remaining to be sold in the offering after satisfaction of all orders in the subscription offering. See “The Conversions and The Offering - Proposed Management Purchases.”
Deadlines for Purchasing Stock
If you wish to purchase shares of our common stock in the offering, a properly completed and signed original stock order form, together with full payment for the shares, must be received (not postmarked) at the Stock Information Center no later than 12:00 noon, Eastern Time, on [.], 2018. You may submit your order form in one of three ways: by mail using the order reply envelope provided, by overnight courier to the address indicated on the stock order form, or by bringing the stock order form and payment to the Stock Information Center, which is located at 620 Freedom Business Center, Suite 200, King of Prussia, PA 19406. The Stock Information Center is open weekdays, except bank holidays, from 10:00 a.m. to 4:00 p.m., Eastern Time. Once submitted, your order is irrevocable unless the offering is terminated or extended. We may extend the [.], 2018 expiration date, without notice to you. If we extend the subscription offering to a date later than [.], 2019, the stock orders will be canceled and all funds received will be returned promptly without interest. The subscription offering may not be extended to a date later than [.], 2019. The community offering may terminate at any time without notice, but no later than 45 days after the termination of the subscription offering.
Conditions That Must Be Satisfied Before We Can Complete the Offering and Issue the Stock
Before we can complete the offering and issue our stock, the eligible policyholders of PPIX must approve the PPIX plan of conversion, the eligible policyholders of PCA must approve the PCA plan of conversion, and the eligible policyholders of PIPE must approve the PIPE plan of conversion, and we must sell at least the minimum number of shares offered. In addition, completion of the conversions and the offering is subject to approval by the Department of ICG acquiring more than 10% of our outstanding common stock, which approval was received on [.], 2018.
No funds will be released from the escrow account until the offering has been completed and all of these conditions have been satisfied. If all of these conditions are not satisfied by March 31, 2019, the offering will be terminated and all funds will be returned promptly without interest.

Termination of the Offering
We have the right to cancel the offering at any time. If we cancel the offering, your money will be promptly refunded, without interest.
Dividend Policy
We currently do not have any plans to pay dividends to our shareholders. In addition, as a holding company, our ability to pay dividends will be dependent upon any proceeds from the offering retained at the holding company and the declaration and payment of dividends to us by Positive Insurance and any future subsidiaries. The payment of dividends by Positive Insurance may require the prior approval of the Department. For additional information regarding restrictions on our ability to pay dividends, see “Dividend Policy.”
Share Repurchases
We may engage in repurchases of our shares as a way to create liquidity for our shareholders or in connection with any effort we may take to delist our stock from NASDAQ in the future. See “Risk Factors - Our management and the standby purchaser are likely to seek to delist our shares from trading on the NASDAQ Stock Market and end our reporting obligations under the Securities Exchange Act of 1934.” The Conversion Act provides that we cannot repurchase any shares for three years after the completion of the conversions and the offerings without the prior approval of the Pennsylvania Insurance Commissioner. Accordingly, no assurance can be given that we will engage in any share repurchases or that we will repurchase a significant number of shares. There is no limitation under the Conversion Act on ICG purchasing shares of our stock on the NASDAQ Stock Market or in privately negotiated transactions. Existing SEC regulations impose disclosure requirements with respect to actions that our management and ICG can take that would result in the Company going private and our common stock being delisted from trading on the NASDAQ Stock Market. See “Market for Our Common Stock.”
Implications of Being an Emerging Growth Company
As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, commonly known as the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and reduction of other obligations that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to include in this prospectus only two years of audited financial statements, two years of selected financial information, and two years of related Management Discussion & Analysis;

•	exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	no stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.
We may take advantage of these provisions until the earlier of five years or such time as we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced compliance obligations.
Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We intend to take advantage of the extended transition period.
Delivery of Prospectus
To ensure that each person receives a prospectus at least 48 hours before the offering deadline, we will not mail prospectuses any later than five days before such date or hand-deliver prospectuses later than two days before that date.

Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than U.S. mail.
We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 12:00 noon, Eastern Time, on [.], 2018 whether or not we have been able to locate each person entitled to subscription rights.
Delivery of Shares of Common Stock
All shares of common stock of the Company sold in the subscription offering and community offering will be issued in book entry form and held electronically on the books of our transfer agent. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock sold in the offering will be mailed by our transfer agent to the persons entitled thereto at the address noted by them on their stock order form as soon as practicable following consummation of the conversions. We expect trading in the stock to begin on the business day of or on the business day immediately following the completion of the conversions and stock offering. It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.
How You May Obtain Additional Information Regarding the Offering
If you have any questions regarding the stock offering, please call the Stock Information Center at 1-610-_____, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time or write to us at Positive Physicians Holdings, Inc., 100 Berwyn Park, Suite 220, 850 Cassatt Road, Berwyn, PA 19312. Our Stock Information Center is located at 620 Freedom Business Center, Suite 200, King of Prussia, PA 19406. Additional copies of the materials will be available at the Stock Information Center. The Stock Information Center will be closed on weekends and bank holidays.
Transactions Related to the Conversions
Management of Positive Insurance
Currently, each of the exchanges pays a management fee equal to 25% of its gross written premiums to its respective attorney-in-fact. The Company and Positive Insurance have entered into a management agreement with Diversus Management, Inc. that will be effective upon completion of the conversion and the offering. Pursuant to the management agreement, officers of Diversus Management will be responsible for the day to day management of the insurance operations of Positive Insurance. Under the management agreement, Diversus Management will provide solicitation and underwriting of applications for insurance, claims management, accounting, and other services to Positive Insurance. The agreement has a term of seven years and will automatically be renewed for one year at each anniversary date of the agreement so that the remaining term is always between six and seven years; however, each of Positive Insurance and Diversus Management can terminate the agreement under certain circumstances. The management agreement is subject to review and approval of the Department.
Under the management agreement, Positive Insurance will pay a base management fee based upon a percentage of Positive Insurance’s gross written premiums, less return premiums. In 2018, the percentage will be 25% of gross written premiums, less return premiums, and thereafter will decline to 12% in 2019, 11% in 2020, and 10% in 2021. At January 1, 2022, the percentage will thereafter be set at 9% of gross written premiums, less return premiums. If by December 31, 2019, the Company has not acquired one or more additional insurance entities with additional annual gross written premiums of at least $10,000,000 and that become subject to the management agreement, the reduction in fees scheduled to occur on January 1, 2020 will be deferred for one year. The agreement also provides for a performance management fee reflecting the profitability of Positive Insurance based upon the ratio of Positive Insurance’s losses and loss adjustment expenses and other underwriting expenses to net earned premiums. The quarterly performance management fee will be equal to the product of (x) 100 minus the combined ratio of Positive Insurance, (y) 0.0825, and (z) net earned premiums calculated on a rolling 12-month basis. The management agreement will apply to any insurance company, risk retention group, reciprocal exchange, or other risk bearing entity acquired or formed by the Company. See “Description of Our Business - Management of Positive Insurance After the Conversions.”

As consideration for Diversus agreeing to enter into the new management agreement at a materially reduced rate of compensation, upon completion of the conversions and the offerings, the Company will pay a one-time fee of $10,000,000 to Diversus.
Loan to Diversus
The Company has agreed to provide a $6,000,000 credit facility to Diversus to provide working capital. The loan will provide for monthly payments of interest at an annual rate of 8%, and the outstanding principal balance of the loan will be converted at the Company’s option into shares of Diversus common stock at a price of $3.00 per share. The Company and Diversus agreed upon the $3.00 price per share based upon their projection of the fair market value of Diversus common stock at the time that the loan is converted into Diversus common stock See “The Conversions and the Offering - Transactions Related to the Conversions.”
Option Agreement
The Company and Diversus will enter into an option agreement whereby the Company and Diversus will each have the option to cause Diversus to merge with a wholly owned subsidiary of the Company. Under the terms of the agreement, the option may be exercised by either Diversus or the Company at any time (a) during the period beginning two years after completion of the conversions of PPIX, PCA, and PIPE and ending 54 months after completion of the conversions, or (b) if earlier than two years after completion of the conversions, such date on which the standby purchaser no longer has the right to appoint a majority of the members of the board of directors of the Company. In connection with any merger, the shareholders of Diversus will receive either cash, shares of common stock of the Company, or some combination thereof for their shares of Diversus stock. In connection with the merger, shares of Diversus preferred stock will be converted into such amount of cash or such number of shares of the Company’s common stock as if such shares of Diversus preferred stock had been converted into shares of Diversus common stock immediately prior to the effective date of the merger. The amount of cash or number of shares of common stock of the Company to be received for each share of Diversus capital stock will be determined by negotiation, or if the parties cannot agree upon the amount of cash or number of shares, by an appraisal process pursuant to the terms of the option agreement. Any such merger will be subject to approval by the stockholders of Diversus and may be subject to approval by the shareholders of the Company. See “The Conversions and the Offering - Transactions Related to the Conversions.”
Exchangeable Note
ICG has agreed to provide a $750,000 loan to the Company for the purpose of providing funding for the expenses incurred by the Company in connection with the conversions and the offerings. The loan is evidenced by an exchangeable note of the Company that will be due and payable on the first anniversary of the date of the note, and will bear interest at an annual rate of 8%. Upon completion of the conversions and the offerings, the unpaid principal balance of the exchangeable note will automatically be converted into shares of common stock of the Company at a price of $10.00 per share. Shares issued upon the conversion of the exchangeable note will count towards the minimum number of shares that must be sold in the offerings. Enstar has agreed with ICG that Enstar will fund 30% of all advances made under the exchangeable note. At November 15, 2018, there were no outstanding borrowings under the exchangeable note.
Agreement between ICG and Enstar
Insurance Capital Group LLC, as the standby purchaser, and Enstar Holdings (US) LLC have entered into an agreement pursuant to which ICG has agreed to permit Enstar to purchase 30% of the shares of the Company’s common stock that ICG would otherwise purchase in the community offering. It is likely that after completion of the offerings ICG and Enstar will collectively own at least a majority of the Company’s outstanding common stock. ICG and Enstar have agreed upon the number of directors that will constitute the Company’s board of directors and the number of such directors that will be designated by ICG and the number that will be designated by Enstar. They have also agreed that the Company will not take certain actions without the written approval of both Enstar and ICG. See “Management - Board Governance.” The interests of ICG and Enstar may from time to time conflict with the interests of the Company, and the requirement that Enstar and ICG must agree upon certain actions to be taken by the Company may prevent the Company from taking advantage of opportunities that may be in the best interest of the Company. See “Risk Factors - ICG and Enstar can prevent the Company from taking actions that may be in the Company’s best interest.”

Risk Factors
The Company and its businesses are subject to numerous risks as more fully described in the section of this prospectus titled “Risk Factors.” As part of your evaluation of our business and a possible investment in our common stock, you should consider the challenges and risks we face in implementing our business strategies, including the following:

•
The Company may not be able to grow its premiums either organically or through acquisitions of other business. The Company may be unable to identify and complete acquisitions on terms favorable to the Company, and integration of such businesses will entail various risks and may distract the Company’s management from the day to day operations of its businesses;

•	Changes in the healthcare industry and overcapacity in the MPLI market may impair the Company’s insurance company subsidiaries’ ability to increase premium revenues;

•
A significant percentage of the Company’s written premiums are concentrated geographically in Pennsylvania and New Jersey. Changes in the legal or regulatory environment in Pennsylvania or New Jersey would have a material adverse effect on the results of our MPLI insurance subsidiaries;

•	Because ICG and Enstar will likely own a majority of the Company’s outstanding shares after the offering, there will be little liquidity in the Company’s stock and they will control the Company;

•
It is likely that ICG will cause the Company to delist from the NASDAQ Stock Market, which will have a material and adverse effect on the liquidity of the Company’s stock, and to deregister its shares of common stock under the Securities Exchange Act of 1934, thereby terminating its public reporting obligations; and

•	The option agreement provides Diversus with the option of requiring the Company to acquire Diversus.
An investment in our common stock involves numerous additional risks. See “Risk Factors.”

RISK FACTORS
In addition to all other information contained in this prospectus, you should carefully consider the following risk factors in deciding whether to purchase our common stock. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected and the price of our common stock and the value of your investment in our common stock could decline substantially.
Risks Related to Our Industry
Our operations are concentrated in the MPLI industry, and our profitability may be adversely affected by current “soft market” conditions and any negative developments and cyclical changes in that industry.
All of our insurance premiums are generated within the MPLI industry. Because of our concentration in this line of business, negative developments in the business or economic, competitive or legal environments, or regulatory conditions affecting the MPLI industry, broadly or in our particular markets, could have a negative effect on our profitability and would have a more pronounced effect on us compared to more diversified companies. The MPLI industry historically is cyclical in nature, characterized by periods of significant price competition and excess underwriting capacity (a soft market) followed by periods of high premium rates and shortages of underwriting capacity (a hard market). The MPLI industry is currently operating under soft market conditions as a result of abundant capacity, with significant competition and pressure on premium rates following several years of overall favorable claims trends. During 2008 through 2016, premium rates declined in our core Pennsylvania and New Jersey markets, primarily as a result of competition for insureds and reduced claims frequency in the MPLI industry in our primary markets. During 2017 premium rates remained relatively at the same levels as in 2016. We cannot predict how market conditions will continue to change, or the manner in which, or the extent to which, any such changes may adversely impact our business or profitability. We anticipate, however, that the current soft market conditions will continue at least through 2018.
We operate in a competitive environment, and our success depends to a significant extent upon our ability to retain existing business and to develop new business.
PPIX, PCA and PIPE compete with MPL specialty insurers and alternative risk arrangements, as well as other large national property and casualty insurance companies that write MPLI. Their competitors include companies that have substantially greater financial resources and that have obtained financial strength ratings from A.M. Best. We may be at a competitive disadvantage if we decide not to pursue a financial strength rating of at least “A-” from A.M. Best for Positive Insurance after completion of the conversions. In addition, organizations, particularly stock insurance companies, mutual insurers, reciprocals, RRGs or trusts, may have lower return on capital objectives than we have, and start-up companies may aggressively seek market share by reducing the premiums they charge for insurance coverage. We also face competition from other insurance companies for the services and allegiance of independent producers, on whose services PPIX, PCA and PIPE depend in marketing their insurance products. PPIX, PCA and PIPE seek to compete based on quality and speed of service, but may not have the capital to engage in long term price competition with some of their competitors. Increased competition and other factors could adversely affect our ability to attract new business and to retain existing business at adequate prices, which could have a material adverse effect on our financial condition, results of operations or cash flows.
Competition in the MPLI business is based on many factors. These factors include the perceived financial strength of the insurer, premiums charged, policy terms and conditions, services provided, reputation, financial ratings assigned by independent rating agencies and the experience of the insurer in medical professional liability insurance. We will compete with stock insurance companies, mutual companies, RRGs, reciprocals, and other underwriting organizations. Many of these competitors have substantially greater financial, technical and operating resources than we have. In addition, medical professional liability insurance is currently subject to significant price competition. If our competitors price their products aggressively, our ability to grow or renew our business may be adversely affected. We pay producers on a commission basis to produce business. Some of our competitors may offer higher commissions or insurance at lower premium rates through the use of salaried personnel or other distribution methods that do not rely on independent producers. Increased competition could adversely affect our ability to attract and retain business and thereby reduce our profits from operations or cause us to increase the commissions we pay, which would increase our expenses.

Exposure to claims for extra-contractual obligations and losses in excess of policy limits, to the extent such claims exceed our reinsurance limits, and the unpredictability of court decisions could have a material adverse impact on our financial condition, results of operations or cash flows.
Within the geographic markets in which PPIX, PCA, and PIPE write medical professional liability insurance, while the frequency of extra-contractual liability and losses in excess of policy limits is low, the magnitude of payments has increased in recent years and is expected to continue to be a significant source of uncertainty. Our policy to defend claims made against our insureds that we consider unwarranted or claims where a reasonable settlement cannot be achieved, and the unpredictability of court decisions, may increase such exposure. An award for extra-contractual liability or a significant award or jury verdict, or a series of awards or verdicts, against one or more of our insureds could ultimately result in the payment by us of potentially significant amounts in excess of the related policy limits, reserves and reinsurance coverage and could have a material adverse impact on our financial condition, results of operations or cash flows.
Significant changes in the healthcare delivery system, through healthcare reform or otherwise, could materially affect our operations.
Future healthcare reform or other significant changes could alter the healthcare delivery system, raise the cost sensitivity of our insureds, or alter how healthcare providers insure their MPL risks. Federal healthcare reform legislation, known as the Affordable Care Act, was enacted in 2010, but proposals to amend or repeal the Affordable Care Act continue to be introduced in Congress. Accordingly, we cannot predict the ultimate terms of such legislation or future reform proposals, including possible federal medical malpractice reform proposals, or what effect such legislation or such proposals may have on our business.
Changes in the MPLI market have reduced the number of physicians and physician practices that purchase malpractice insurance, which may adversely affect our ability to grow our business.
The healthcare industry, and by extension the MPLI market, is undergoing rapid and fundamental change. Significant market-driven changes in the healthcare system have resulted in many medical professionals joining or becoming contractually affiliated with hospitals and other larger organizations. This likely will result in a decline in the pool of insurable physicians and therefore declining nationwide premium volume. This trend may also result in a significant decrease in the role of the physician in the MPLI purchasing decision and in a significant increase in the role of professional risk managers, who may be more price-sensitive and who may favor insurance companies that are larger and more highly rated than Positive Insurance. Also, larger healthcare organizations tend to retain more risk than independent professionals and are more likely to self-insure. For these reasons, consolidation in the healthcare industry could negatively affect our business. No assurance can be given that Positive Insurance will be able to maintain or increase premium volume in the face of changes in the MPLI marketplace. Moreover, RRGs and reciprocal insurance exchanges that appear to be good acquisition candidates may be subject to these same market forces, and the Company will continue to review for this potential for declining premium volume when identifying and pricing acquisitions.
Risks Related to Our Business
We may not be able to achieve the growth in revenues that we are targeting.
Our business plan envisions growth in direct and net premiums written by our MPLI subsidiaries. According to a study published by the National Association of Insurance Commissioners, the overall MPLI premiums written in the United States declined by approximately 25.3% from 2006 to 2017 and declined by 15.9% in Pennsylvania and by 32.0% in New Jersey during the same time period. We may not be able to significantly increase the direct and net premiums written by Positive Insurance in a declining MPLI market environment.
Our MPLI business is highly concentrated in Pennsylvania and New Jersey, and changes in the laws and regulations in those states affecting the MPLI business may have a significant impact on our financial performance.
The physicians and allied healthcare providers insured by our Positive Insurance will initially be located primarily in Pennsylvania and New Jersey. Accordingly, changes in the law in those states regarding claims against physicians and other healthcare providers and changes in the regulations regarding the operations of MPL insurers in those states may have a significant effect on our results of operations. Because our MPLI insurance business is concentrated in a few states, adverse developments that are limited to a geographic area in which we do business may have a disproportionately greater effect on us than they would have if we were less geographically concentrated.
We will have no full time management and will rely on Diversus Management to manage our day-to-day insurance operations.
We and Positive Insurance will have no full time management and will rely solely on Diversus Management to manage our day-to-day insurance operations and to perform certain key management functions. Pursuant to a services agreement, Diversus Management will be responsible for providing financial accounting, SEC reporting, and other management functions for the Company. Similarly, pursuant to the management agreement between Diversus Management and the Company and Positive Insurance, key management functions of Positive Insurance, including financial accounting, solicitation and processing of applications for insurance, and claims management will be provided by Diversus Management. The key officers of Diversus Management who will perform these management functions include Dr. Lewis S. Sharps, Daniel Payne, Leslie Latta, and Kurt Gingrich. We do not have the ability to replace these officers and will depend on Diversus Management’s judgment with respect to the hiring of a qualified team to manage our MPLI business. Diversus Management has agreed that its senior officers will provide the services necessary for the day to day management of our MPLI business. See “Management - Executive Management.”
Conflicts of interest may cause Diversus Management to take actions that may not be in the best interest of the Company.
The Company and Positive Insurance will rely on Diversus Management for the day-to-day management of their business operations. Conflicts of interest may arise between Diversus Management and the Company or Positive Insurance, and Diversus Management may take actions that may not be in the best interest of the Company.
Our business could be adversely affected by the loss or consolidation of independent agents, agencies, or brokers or brokerage firms.
We heavily depend on the services of independent agents and brokers in the marketing of our insurance products. We face competition from other insurance companies for their services and allegiance. These agents and brokers may choose to direct business to competing insurance companies. During 2017, our largest producer accounted for approximately 31% of one of our companies of our gross written premiums and three other producers each accounted for at least 7% another one of the three companies of our gross written premiums. If one or more of these producers decided to represent other MPLI carriers, the loss of premium volume from such producers could have a material adverse effect on our results of operations.
Competition for potential acquisitions from other MPL insurers could increase the price that the Company will be required to pay in connection with future acquisitions of RRGs and reciprocal insurance exchanges.
Over-capacity in the MPLI market has led other market participants to seek acquisitions in order to generate revenue growth. This has included several transactions in which large MPLI carriers acquired comparatively small RRGs and reciprocals - entities that would otherwise be prospective acquisition targets for us. These market conditions may cause significant competition for acquisitions and increase the price for acquisitions. This competitive market could impede execution of our growth strategy.
Integration of future acquisitions may require a significant investment of management’s time and distract management from the day to day operations of our business.
Future acquisitions will require integration, and we will rely on our management team to integrate any companies that we acquire with our existing insurance business, and there can be no assurance that acquisitions will be successfully executed and integrated.

As part of our growth strategy, we will continue to evaluate opportunities to acquire other MPL insurers. Acquisitions that we may make or implement in the future entail a number of risks that could materially adversely affect our business and operating results, including:

•	Problems integrating the acquired operations with our existing business;

•	Operating and underwriting results of the acquired operations not meeting our expectations;

•	Diversion of management’s time and attention from our existing business;

•	Need for financial resources above our planned investment levels;

•	Difficulties in retaining business relationships with agents and policyholders of the acquired company;

•	Risks associated with entering markets in which we lack extensive prior experience;

•	Tax issues associated with acquisitions;

•	Acquisition-related disputes, including disputes over contingent consideration and escrows;

•	Potential loss of key employees of the acquired company; and

•	Potential impairment of related goodwill and intangible assets.
Our success depends on our ability to retain premiums while underwriting risks accurately and to price our products accordingly.
The nature of the insurance business is such that pricing must be determined before the underlying costs are fully known. This requires significant reliance on actuarial estimates and assumptions in setting prices. If we fail to assess accurately the risks that we insure, we may fail to charge adequate premium rates, which could impact our profitability and have a material adverse effect on our financial condition, results of operations or cash flows. Our ability to assess our policyholder risks and to price our products accurately is subject to a number of risks and uncertainties, including, but not limited to:

•	Competition from other providers of medical professional liability insurance;

•	Price regulation by insurance regulatory authorities;

•	Selection and implementation of appropriate rating formula or other pricing methodologies;

•	Availability of sufficient reliable data;

•	Uncertainties inherent in estimates and assumptions generally;

•	Adverse changes in claim results;

•	Incorrect or incomplete analysis of available data;

•	Our ability to predict policyholder retention, investment yields and the duration of liability for losses and loss adjustment expenses (“LAE”) accurately;

•	Unanticipated effects of court decisions, legislation, or regulation, including those related to tort and healthcare reform; and

•	Increasing severity of claims outcomes.
These risks and uncertainties could cause us to underprice our policies, which would negatively affect our results of operations, or to overprice our policies, which could reduce our competitiveness. Either such event could have a material adverse effect on our financial condition, results of operations and cash flows.

Our results and financial condition may be affected by a failure to establish adequate losses and loss adjustment expense reserves or by adverse development of prior year reserves.
PPIX, PCA, and PIPE maintain reserves to cover amounts they estimate will be needed to pay for insured losses and for the expenses necessary to settle claims. Estimating losses and loss expense reserves is a difficult and complex process involving many variables and subjective judgments. Liability for losses and loss adjustment expense reserves (also referred to as losses and LAE reserves) is the largest liability of insurance companies and represents the financial statement item most sensitive to estimation and judgment. In developing estimates of losses and loss adjustment expense reserves, we have evaluated and considered actuarial projection techniques based on our assessment of facts and circumstances then known, historical loss experience data and estimates of anticipated trends. This process assumes that past experience, adjusted for the effects of current developments, changes in operations and anticipated trends, constitutes an appropriate basis for predicting future events. While we believe that the losses and LAE reserves established by PPIX, PCA, and PIPE are appropriate, to the extent that such reserves prove to be inadequate or excessive in the future, our management would adjust them and incur a charge or credit to earnings, as the case may be, in the period the reserves are adjusted. Any such adjustment could have a material impact on our financial condition and results of operations. There can be no assurance that the estimates of such liabilities will not change in the future. For additional information on their respective losses and LAE reserves, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PPIX, PCA, and PIPE.”
The operations of the Company are dependent upon the availability, integrity and security of the technology infrastructure of Diversus Management and other third parties. Any significant disruption of these infrastructures could result in unauthorized access to Company data or reduce our ability to conduct business effectively, or both.
The Company is dependent upon the technology infrastructure of Diversus Management and other third parties to operate and report financial and other Company information accurately and timely. The Company evaluates the integrity and security of the technology infrastructure of Diversus Management and other third parties that process or store data that the Company considers to be significant. There is no guarantee, however, that measures taken to date by Diversus Management will completely prevent possible disruption, damage or destruction by intentional or unintentional acts or events such as cyber-attacks, viruses, sabotage, human error, system failure or the occurrence of numerous other human or natural events. Disruption, damage or destruction of any of Diversus Management’s systems or data could cause our normal operations to be disrupted or unauthorized internal or external knowledge or misuse of confidential Company data could occur, all of which could be harmful to the Company from both a financial and reputational perspective.
Our revenues and financial results may fluctuate with interest rates, investment results and developments in the securities markets.
Our insurance subsidiaries invest the premiums they receive from policyholders until cash is needed to pay insured claims or other expenses. Investment securities represent the largest component of their assets. The fair value of their investment holdings is affected by general economic conditions and changes in the financial and credit markets. They rely on the investment income produced by their respective investment portfolios to contribute to their profitability. Changes in interest rates and credit quality may result in fluctuations in the income derived from, the valuation of, and in the case of declines in credit quality, payment defaults on, their fixed-income securities. In addition, deteriorating economic conditions could impact the value of their equity securities. Such conditions could give rise to significant realized and unrealized investment losses or the impairment of securities deemed other-than-temporary. These changes could have a material adverse effect on our financial condition, results of operations or cash flows. The investment portfolios of our insurance subsidiaries are also subject to credit and cash flow risk, including risks associated with their investments in asset-backed and mortgage-backed securities. Because their investment portfolios are a multiple of their respective equity, adverse changes in economic conditions could result in other-than-temporary impairments that are material to their financial condition and operating results. Such economic changes could arise from overall changes in the financial markets or specific changes to industries, companies or municipalities in which they maintain investment holdings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PPIX, PCA, and PIPE - Quantitative and Qualitative Information about Market Risk.”

The failure to obtain a A.M. Best rating for Positive Insurance could affect our ability to compete effectively in new geographic markets.
Ratings assigned by A.M. Best are an important factor influencing the competitive position of insurance companies. Financial strength ratings are used by producers and customers as a means of assessing the financial strength and quality of insurers. A.M. Best ratings, which are reviewed at least annually, represent independent opinions of financial strength and ability to meet obligations to policyholders and are not directed toward the protection of investors. We have no definitive plans to request the assignment of a financial strength rating for Positive Insurance from A.M. Best at the current time. To the extent that obtaining an A.M. Best financial strength rating proves to be important to retaining or obtaining new policyholders in new geographic markets, however, we will reconsider requesting the assignment of an A.M. Best rating.
Our ability to manage our exposure to underwriting risks depends on the availability and cost of reinsurance coverage.
Reinsurance is the practice of transferring part of an insurance company’s liability and premium under an insurance policy to another insurance company. PPIX, PCA, and PIPE use reinsurance arrangements to limit and manage the amount of risk they retain, to stabilize their underwriting results and to increase their underwriting capacity. The availability and cost of reinsurance are subject to current market conditions and may vary significantly over time. Any decrease in the amount of reinsurance maintained will increase our risk of loss. We may be unable to maintain our desired reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew the current coverage maintained by PPIX, PCA, and PIPE or obtain new coverage, it may be difficult for us to manage our underwriting risks and operate our insurance business profitably.
If our reinsurers do not pay our claims in accordance with our reinsurance agreements, we may incur losses.
Positive Insurance will be subject to loss and credit risk with respect to the reinsurers from whom PPIX, PCA, and PIPE currently purchase reinsurance because buying reinsurance does not relieve them of their liability to policyholders. If such reinsurers are not capable of fulfilling their financial obligations to PPIX, PCA, and PIPE, and subsequently Positive Insurance, insurance losses would increase. PPIX, PCA, and PIPE secure reinsurance coverage from the same reinsurer. The current A.M. Best rating issued to such reinsurer is “A” (Excellent), which is the second highest of fifteen ratings. See “Business - Reinsurance.”
Proposals to federally regulate the insurance business could affect our business.
Currently, the U.S. federal government does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy laws and regulations, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals generally would maintain state-based regulation of insurance, but would affect state regulation of certain aspects of the insurance business, including rates, producer and company licensing, and market conduct examinations. We cannot predict whether any of these proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on our business, financial condition or results of operations.
If we fail to comply with insurance industry regulations, or if those regulations become more burdensome, we may not be able to operate profitably.
PPIX, PCA, and PIPE are currently regulated by the Pennsylvania Insurance Department, as well as, to a more limited extent, the insurance departments of other states in which they do business. Positive Insurance will also be regulated primarily by the Pennsylvania Insurance Department. Currently, a substantial percentage of the direct premiums written by PPIX, PCA, and PIPE originate from business written in Pennsylvania and New Jersey. Therefore, the cancellation or suspension of our license in any of those states, as a result of any failure to comply with the applicable insurance laws and regulations, would negatively impact our operating results.

Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. These regulations relate to, among other things:

•	approval of policy forms and premium rates;

•	standards of solvency, including establishing requirements for minimum capital and surplus, and for risk-based capital;

•	classifying assets as admissible for purposes of determining solvency and compliance with minimum capital and surplus requirements;

•	licensing of insurers and their producers;

•	advertising and marketing practices;

•	restrictions on the nature, quality and concentration of investments;

•	assessments by guaranty associations and mandatory pooling arrangements;

•	restrictions on the ability to pay dividends;

•	restrictions on transactions between affiliated companies;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	claims practices;

•	prescribing the form and content of reports of financial condition required to be filed; and

•	requiring reserves for unearned premiums, losses and other purposes.
The Pennsylvania Insurance Department conducts periodic examinations of the affairs of insurance companies and requires the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. The last examination by the Pennsylvania Insurance Department of PCA was as of December 31, 2014, the last examination of PPIX was as of December 31, 2012, and the last examination of PIPE was as of December 31, 2012.
In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our insurance business.
We could be adversely affected by any interruption of our ability to conduct business at our current location.
Our business operations could be substantially interrupted by flooding, snow, ice, and other weather-related incidents, or from fire, power loss, telecommunications failures, terrorism, or other such events. In such an event, we may not have sufficient redundant facilities to cover a loss or failure in all aspects of our business operations and to restart our business operations in a timely manner. Any damage caused by such a failure or loss may cause interruptions in our business operations that may adversely affect our service levels and business. See “Business - Technology.”

Assessments and premium surcharges for state guaranty funds and other mandatory pooling arrangements may reduce our profitability.
Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our written premiums. See “Business - Regulation.”
Future changes in financial accounting standards or practices or future changes in tax laws may adversely affect our reported results of operations.
Financial accounting standards in the United States are constantly under review and may be changed from time to time. We would be required to apply these changes when adopted. Once implemented, these changes could materially affect our financial results of operations and/or the way in which such results of operations are reported. Similarly, we will be subject to taxation in the United States and a number of states. Rates of taxation, definitions of income, exclusions from income, and other tax policies are subject to change over time.
We face uncertainties related to the effectiveness of internal controls, particularly with regard to our operating subsidiaries’ financial reporting controls and information technology security.
It should be noted that any system of internal controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any internal control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of internal control systems, there can be no assurance that any design will achieve its stated goal under all potential future conditions, regardless of how remote. Deficiencies or weaknesses that are not yet identified could emerge, and the identification and correction of these deficiencies or weaknesses could have a material impact on our results of operations.
As a publicly traded company, we will be required to publicly report on deficiencies or weaknesses in our internal controls that meet a materiality standard as required by law. Management may, at a point in time, categorize a deficiency or weakness as immaterial or minor and, therefore, not be required to publicly report such deficiency or weakness. Such determination, however, does not preclude a change in circumstances such that the deficiency or weakness could, at a later time, become a material weakness that could have a material impact on our results of operations.
Risk Factors Relating to the Purchase of Our Common Stock
Our management and the standby purchaser are likely to seek to delist our shares from trading on the NASDAQ Stock Market and end our reporting obligations under the Securities Exchange Act of 1934.
Because our stock must be offered to over 2,000 policyholders under the Pennsylvania Conversion Act, we must conduct a public offering. After the offering, we will be obligated for approximately one year to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will also be required to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. This will require a significant commitment of additional expense and management resources. As a result, after the expiration of the one-year reporting period, our management and the standby purchaser are likely to seek to reduce the number of our shareholders of record to less than 300 by purchasing shares in the open market or directly from shareholders. This will permit us to cease filing annual and quarterly reports with the SEC after complying with our initial filing requirements. If we are no longer filing such reports with the SEC, we will not be eligible for listing on the NASDAQ Stock Market. This will substantially reduce the liquidity of our stock for any remaining shareholders.

If we do not obtain approval to list on the Nasdaq Capital Market, the price and liquidity of our stock may be adversely affected.
We have applied for listing on the Nasdaq Capital Market. In order to list, we must meet certain minimum requirements for our shareholders’ equity, net income, the market value and number of publicly held shares, the number of shareholders, and the market price of our stock. In addition, to initially list, we must have at least three market makers agree to make a market in our stock. Even if we are approved, an active trading market is not likely to develop, and similar minimum criteria are required for continued listing on the Nasdaq Capital Market, including having up to four market makers making a market in our stock under certain continued listing standards. The failure to receive approval to list or a subsequent delisting from the Nasdaq Capital Market may adversely affect the market price for our stock and reduce the liquidity of our common stock, and therefore, make it more difficult for you to sell our stock.
Because the standby purchaser has agreed to purchase in the offering such number of shares as are necessary to meet the minimum number of shares required to be sold in the offering, it is unlikely that we will need to sell shares to other investors.
The standby purchaser has agreed to purchase such number of shares as will result in at least the minimum number of shares being sold in the offering. Investors therefore should not expect that the sale of sufficient shares to reach the specified minimum, or in excess of the minimum, indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion. Because the standby purchaser is likely to purchase a majority of the shares sold in the offering, no individual investor should place any reliance on the sale of the specified minimum as an indication of the merits of this offering. Each investor must make his own investment decision as to the merits of this offering.
Upon completion of the offerings, we may be a “controlled company” within the meaning of Nasdaq Stock Market (“Nasdaq”) rules, and as a result, would qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
If the standby purchaser acquires a majority of the shares of our common stock in the offering, the standby purchaser will control a majority of the voting power of our outstanding common stock and will hold a controlling interest in us. As a result, we would qualify as a “controlled company” within the meaning of the corporate governance rules of Nasdaq. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. If we become a “controlled company” upon the completion of the offerings, we will avail ourselves of the “controlled company” exception under the Nasdaq rules, in which event we will not be required to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•
the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, or otherwise have director nominees selected by vote of a majority of the independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.
If the standby purchaser acquires a majority of our shares in the standby offering and we become a “controlled company,” you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The valuation of our common stock in the offering is not necessarily indicative of the future price of our common stock, and the price of our common stock may decline after this offering.
There can be no assurance that shares of our common stock will be able to be sold in the market at or above the $10.00 per share initial offering price in the future. The aggregate purchase price of our common stock in the offering is based upon an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. See “The Conversion and Offering - The Valuation” for the factors considered by Feldman Financial in determining the appraisal.
The price of shares of our common stock may decline for many reasons, some of which are beyond our control, including among others:

•	quarterly variations in our results of operations;

•	announcements by third parties of claims against us;

•	changes in law and regulation;

•	results of operations that vary from those expected by investors;

•	future sales of shares of our common stock by investors;

•	actual or anticipated variations in our quarterly results, including per share results, of operations;

•	changes in market valuations of companies in the property casualty and MPLI business;

•	fluctuations in stock market prices and trading volumes;

•	our relatively small market capitalization and the anticipated relatively low trading volume of our shares; and

•	announcements by us or our competitors of acquisitions or strategic alliances.
The standby purchaser and our other shareholders may have conflicting interests, and no assurance can be given that the standby purchaser will not cause the Company to take actions that are not in the best interests of the Company’s other shareholders.
It is likely that the standby purchaser will own a majority of the outstanding shares of our common stock upon completion of the offering and will therefore be able to elect at least a majority of the members of the Company’s board of directors. As a result, the standby purchaser may cause the Company to take actions that favor the interests of the standby purchaser over the interests of the other shareholders. Such actions may include causing the Company to enter into transactions with the standby purchaser or other related parties on terms that are not as favorable to the Company as could be obtained from other third parties.
ICG and Enstar can prevent the Company from taking actions that may be in the Company’s best interest.
ICG and Enstar have entered into an agreement under which they have agreed that the Company will not take certain actions unless both ICG and Enstar have approved such actions in writing. See “Management - Board Governance.” If ICG and Enstar are unable to agree upon certain actions to be taken by the Company, the Company may be unable to take advantage of certain opportunities that may be in the Company’s best interest.
A merger involving Diversus and the Company may have a dilutive effect on the Company’s shareholders.
Diversus and the Company will enter into an option agreement upon the completion of the conversions and the offerings that gives each of them the right to cause Diversus to merge with a subsidiary of the Company during a period specified in such agreement. If the Company and Diversus are unable to agree on the number of shares of common stock of the Company to be issued to Diversus stockholders in any such merger, the number of shares that will be issued in such merger will be determined by a process involving three appraisers as provided in the option agreement. The number of shares of Company common stock that are issued as a result of such process may result in book value and earnings per share dilution of the Company’s shareholders.
If the standby purchaser fails to purchase shares of our common stock in the offering, we will probably be unable to sell the minimum number of shares and the offering will not be completed.
If the standby purchaser is unable or unwilling to purchase the shares that it has agreed to purchase under the standby stock purchase agreement, it is likely that we will be unable to satisfy the requirement that at least 3,570,00 shares be sold in connection with the conversion. In that event, the offering will be terminated and the purchase price for shares received from each person who submitted a subscription or order for shares will have their money returned to them, without interest.
Statutory provisions and provisions of our articles and bylaws may discourage takeover attempts that you may believe are in your best interests or that might result in a substantial profit to you.
We are subject to provisions of Pennsylvania corporate and insurance law that hinder a change of control. Pennsylvania law requires the Pennsylvania Insurance Department’s prior approval of a change of control of an insurance holding company. Under Pennsylvania law, the acquisition of 10% or more of the outstanding voting stock of an insurer or its holding company is presumed to be a change in control. Approval by the Pennsylvania Insurance Department may be withheld even if the transaction would be in the shareholders’ best interest if the Pennsylvania Insurance Department determines that the transaction would be detrimental to policyholders.
Our articles of incorporation and bylaws also contain provisions that may discourage a change in control. These provisions include:

•	The prohibition of cumulative voting in the election of directors;

•
The requirement that nominations for the election of directors made by shareholders and any shareholder proposals for inclusion on the agenda at any shareholders’ meeting must be made by notice (in writing) delivered or mailed to us not less than 90 days prior to the meeting; and

•
The requirement that the provision of our articles of incorporation prohibiting cumulative voting can only be amended by an affirmative vote of shareholders entitled to cast at least 80% of all votes that shareholders are entitled to cast, unless approved by an affirmative vote of at least 80% of the members of the board of directors.

These provisions may serve to entrench management and may discourage a takeover attempt that you may consider to be in your best interest or in which you would receive a substantial premium over the current market price. These provisions may make it extremely difficult for any one person, entity or group of affiliated persons or entities to acquire voting control of the Company, with the result that it may be extremely difficult to bring about a change in the board of directors or management. Some of these provisions also may perpetuate present management because of the additional time required to cause a change in the control of the board. See “Description of Our Capital Stock.”
ICG is likely to own a majority of our outstanding common stock, which could make removal of the management difficult.
After completion of the conversions and the offerings, ICG is likely to own a majority of our outstanding shares of common stock. Accordingly, it is anticipated ICG will be able to control the outcome of the election of directors and any other shareholder vote. Therefore, ICG may cause us to take actions that nonaffiliated shareholders may deem to be contrary to the shareholders’ best interests. In addition, certain provisions of our articles of incorporation, such as the prohibition of cumulative voting for the election of directors will make removal of our management difficult.

There will not be an active, liquid trading market for our common stock.
Prior to the subscription offering, there has been no public market for our common stock. We cannot predict the extent to which an active trading market with adequate liquidity will develop, but we believe that development of such a market is unlikely. The liquidity of our common stock will be impacted by the fact that the shares purchased by ICG and Enstar will be purchased for investment and not for resale. The shares purchased by directors and officers of the attorneys-in-fact of PPIX, PCA, and PIPE will be subject to lockup periods for up to one year, and the shares purchased by ICG and Enstar will be restricted securities and subject to trading limitations under the standby stock purchase agreement and under applicable law. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase and the value of your shares may be impaired.
We believe that subscription rights have no value, but the Internal Revenue Service may disagree, and therefore eligible subscribers may be deemed to have taxable income as a result of their receipt of the subscription rights.
The United States federal income tax consequences of the receipt, exercise or expiration of the subscription rights granted to eligible subscribers of PPIX, PCA, and PIP are uncertain. We intend to take the position that, for U.S. federal income tax purposes, eligible subscribers will be treated as transferring their membership interests in PPIX, PCA, and PIPE to the Company in exchange for subscription rights to purchase Company common stock, and that any gain realized by an eligible subscriber as a result of the receipt of a subscription right that is determined to have ascertainable fair market value on the date of such deemed exchange must be recognized and included in such eligible subscriber’s gross income for federal income tax purposes, whether or not such right is exercised.
Feldman Financial has advised us that it believes the subscription rights will not have any fair market value. Feldman Financial has noted that the subscription rights will be granted at no cost to recipients, will be legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of our common stock at the same price to be paid by members of the general public in the community offering. Nevertheless, Feldman Financial cannot assure us that the Internal Revenue Service will not challenge its determination that the subscription rights will not have any fair market value or that such challenge, if made, would not be successful. You should consult your tax advisors with respect to the potential tax consequences to you of the receipt, exercise and expiration of subscription rights.
For more information see “Federal Income Tax Considerations - Tax Consequences of Subscription Rights” and “Federal Income Tax Considerations - Recent Tax Developments.”
Compliance with the requirements of the Securities Exchange Act and the Sarbanes-Oxley Act could result in higher operating costs and adversely affect our results of operations.
When the offering is completed, we will be subject to the periodic reporting, proxy solicitation, insider trading and other obligations imposed under the Securities Exchange Act. In addition, certain provisions of the Sarbanes-Oxley Act will immediately become applicable to us. Compliance with these requirements will increase our legal and accounting costs and the cost of directors and officer’s liability insurance, and will require management to devote substantial time and effort to ensure initial and ongoing compliance with these obligations. A key component of compliance under the Exchange Act is to produce quarterly and annual financial reports within prescribed time periods after the close of our fiscal year and each fiscal quarter. Historically, we have not been required to prepare such financial reports within these time periods. Failure to satisfy these reporting requirements may result in delisting of our common stock by the Nasdaq Capital Market, and inquiries from or sanctions by the SEC. These expenses as well as the additional management time and attention needed to comply with these requirements may have a material adverse effect on our financial condition and results of operations.
The Pennsylvania statute authorizing the conversions of PPIX, PCA, and PIPE was adopted in May 2015, and legal challenges to the law could lead to a significant delay in completion of the conversions and increase the legal and other costs related to the conversions.
The legislation pursuant to which PPIX, PCA, and PIPE will convert to stock form was enacted in May 2015. Therefore, to our knowledge, the conversion of a Pennsylvania reciprocal insurance exchange to stock form has never occurred. Pennsylvania has had an analogous statute for approximately twenty years that provides for the conversion of a mutual insurance company to a stock company. When that statute was first used in a transaction, it was challenged in court on constitutional grounds. Although the challenge was ultimately unsuccessful, the challenge did cause the conversion to be delayed and resulted in substantial additional cost. That transaction was eventually completed and a number of subsequent transactions have been completed using the mutual to stock conversion statute. No assurance can be given that a similar challenge to this new statute will not be raised, which could result in a significant delay in the completion of the conversions and increase the legal and other costs related to the conversions. In addition, the conversions of PPIX, PCA, and PIPE will be a case of first impression for the Pennsylvania Insurance Department. As such, receipt of approval of the conversions may take longer and be more costly than anticipated.
Because Stevens & Lee is acting as legal counsel to us and is an affiliate of Griffin Financial, a conflict of interest exists which may adversely affect us.
Stevens & Lee is acting as our counsel in connection with this transaction. Griffin Financial, an indirect, wholly owned subsidiary of Stevens & Lee, is acting as our best efforts placement agent in connection with this transaction. Accordingly, conflicts of interest may arise because Stevens & Lee is acting as counsel to us and is the parent company of Griffin Financial. This could cause Stevens & Lee to provide advice in the best interests of Griffin Financial rather than providing advice that is in our best interests.
We are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation. In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore, we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.
We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2024. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the price for our common stock may be more volatile.

FORWARD-LOOKING INFORMATION
This document contains forward-looking statements, which can be identified by the use of such words as “estimate,” “project,” “believe,” “could,” “may,” “intend,” “anticipate,” “plan,” “may,” “seek,” “expect” and similar expressions. These forward-looking statements include:

•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy; and

•	estimates of future costs, benefits and results.
The forward-looking statements are subject to numerous assumptions, risks and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” that could affect the actual outcome of future events.
All of these factors are difficult to predict and many are beyond our control. These important factors include those discussed under “Risk Factors” and those listed below:

•	the potential impact of fraud, operational errors, systems malfunctions, or cybersecurity incidents;

•	future economic conditions in the markets in which we compete that are less favorable than expected;

•	the effect of legislative, judicial, economic, demographic and regulatory events in the jurisdictions where we do business;

•	our ability to enter new markets successfully and capitalize on growth opportunities either through acquisitions or the expansion of our producer network;

•
financial market conditions, including, but not limited to, changes in interest rates and the stock markets causing a reduction of investment income or investment gains and a reduction in the value of our investment portfolio;

•
heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new or existing competitors, resulting in a reduction in the demand for our products;

•	changes in general economic conditions, including inflation, unemployment, interest rates and other factors;

•	estimates and adequacy of loss reserves and trends in loss and loss adjustment expenses;

•	changes in the coverage terms required by state laws, including higher limits;

•	our inability to obtain regulatory approval of, or to implement, premium rate increases;

•	our ability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us and to collect amounts that we believe we are entitled to under such reinsurance;

•
the potential impact on our reported net income that could result from the adoption of future accounting standards issued by the Public Company Accounting Oversight Board or the Financial Accounting Standards Board or other standard-setting bodies;

•	unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

•	adverse litigation or arbitration results; and

•
adverse changes in applicable laws, regulations or rules governing insurance holding companies and insurance companies, and tax or accounting matters including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements, and changes that affect the cost of, or demand for our products.

Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from that expressed or implied by the forward-looking information.

SELECTED FINANCIAL AND OTHER DATA OF PPIX
The following table sets forth selected financial data for PPIX prior to the offering. You should read this data in conjunction with PPIX’s financial statements and accompanying notes “Accounting Treatment,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PPIX, PCA, and PIPE,” and other financial information included elsewhere in this prospectus. The balance sheet data at December 31, 2017 and 2016 and the statements of operations data for the years ended December 31, 2017 and 2016 are derived from PPIX’s audited financial statements beginning at page F-1. The balance sheet data at September 30, 2018 and 2017, and the statements of operations data for the nine months ended September 30, 2018 and 2017 are derived from PPIX’s unaudited financial statements beginning on page F-27. These historical results are not necessarily indicative of future results.
PPIX evaluates its insurance operations by monitoring certain key measures of growth and profitability. In addition to GAAP measures, PPIX utilizes certain financial performance measures that it believes are valuable in managing its business and for providing comparisons to PPIX’s peers. These performance measures are its expense ratio, loss ratio, and combined ratio, written premiums, and net written premiums to statutory surplus ratio.

	For the Nine Months Ended September 30, (Unaudited)		For the Years Ended December 31,
	2018	2017	2017	2016
	(Dollars in thousands)		(Dollars in thousands)
Statement of Operations Data:
Revenue
Direct premiums written	$10,349	$10,307	$15,327	$13,799
Net premiums written	8,291	9,065	13,051	9,472
Net premiums earned	9,644	9,694	12,275	8,591
Net investment income	903	805	972	1,183
Total revenue	10,547	10,499	13,247	9,774
Expenses:
Losses and loss adjustment expenses	5,435	6,540	7,733	3,920
Other underwriting expenses	4,906	4,047	5,787	4,391
Interest expense	5	7	9	53
Total expenses	10,346	10,594	13,529	8,363

Income (loss) before income taxes	201	(95)	(282)	1,410
Income tax expense (benefit)	7	(170)	(260)	586
Net income (loss)	194	75	(22)	824
Other comprehensive (loss) income	(666)	658	672	(63)
Comprehensive (loss) income	$(472)	$733	$650	$761
Performance Ratios:
Losses and loss adjustment expenses ratio (1)	56.4%	67.5%	63.0%	45.6%
Expense ratio (2)	50.9%	41.7%	47.1%	51.1%
Combined ratio (3)	107.3%	109.2%	110.1%	96.7%
Return on average equity	1.1%	0.4%	(0.1)%	5.0%
Statutory Data:
Statutory net income (loss)	$311	$(254)	$(440)	$911
Statutory surplus	$17,276	$16,936	$16,882	$17,487
Ratio of net premiums written to statutory surplus	48.0%	53.5%	77.3%	54.2%
__________________

(1)	Calculated by dividing losses and loss adjustment expenses by net premiums earned.

(2)	Calculated by dividing amortization of deferred policy acquisition costs and net underwriting and administrative expenses by net premiums earned.

(3)	The sum of the losses and loss adjustment expenses ratio and the underwriting expense ratio. A combined ratio of less than 100% means a company is making an underwriting profit.

	September 30, 2018 (unaudited)	September 30, 2017 (unaudited)	December 31, 2017	December 31, 2016
	(dollars in thousands)		(dollars in thousands)
Balance Sheet Data (at period end):
Total investments, cash, and cash equivalents	$50,138	$50,591	$52,819	$48,827
Premiums and other receivables	4,736	4,511	5,712	4,142
Reinsurance receivable	6,588	6,044	6,117	8,670
Deferred acquisition costs	2,191	2,095	2,504	1,714
Deferred income taxes	148	78	(42)	560
Other assets	—	115	50	150
Total Assets	$63,801	$63,434	$67,161	$64,063

Losses and loss adjustment expenses	$37,417	$36,985	$38,029	$34,814
Unearned and advance premiums	7,491	7,146	8,689	7,961
Note payable	143	202	187	782
Other liabilities	1,690	1,489	2,724	3,626
Total Liabilities	46,741	45,822	49,629	47,183

Surplus	17,060	17,612	17,532	16,880
Total Equity	17,060	17,612	17,532	16,880

Total Liabilities and Equity	$63,801	$63,434	$67,161	$64,063

SELECTED FINANCIAL AND OTHER DATA OF PCA
The following table sets forth selected financial data for PCA prior to the offering. You should read this data in conjunction with PCA’s financial statements and accompanying notes, “Accounting Treatment,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PPIX, PCA, and PIPE,” and other financial information included elsewhere in this prospectus. The balance sheet data at December 31, 2017 and 2016 and the statement of operations data for the years ended December 31, 2017 and 2016 are derived from PCA’s audited financial statements beginning at page G-1. The balance sheet data at September 30, 2018 and 2017, and the statements of operations data for the nine months ended September 30, 2018 and 2017 are derived from PCA’s unaudited financial statements beginning on page G-26. These historical results are not necessarily indicative of future results.
PCA evaluates its insurance operations by monitoring certain key measures of growth and profitability. In addition to GAAP measures, PCA utilizes certain financial performance measures that it believes are valuable in managing its business and for providing comparisons to PCA’s peers. These performance measures are its expense ratio, loss ratio, and combined ratio, written premiums, and net written premiums to statutory surplus ratio.

	For the Nine Months Ended September 30, (Unaudited)		For the Years Ended December 31,
	2018	2017	2017	2016
	(Dollars in Thousands)		(Dollars in Thousands)
Statement of Operations Data:
Direct premiums written	$4,227	$5,057	$7,684	$11,941
Net premiums written	3,913	4,141	6,323	9,842
Net premiums earned	4,475	5,753	7,480	13,310
Net investment income	561	410	584	623
Total revenue	5,036	6,163	8,064	13,933
Expenses:
Losses and loss adjustment expenses	5,052	2,646	4,012	6,550
Other underwriting expenses	2,426	2,603	3,375	5,457
Interest expense	—	31	31	—
Total expenses	7,478	5,280	7,419	12,007
(Loss) income before income taxes	(2,442)	883	645	1,926
Income tax (benefit) expense	(515)	225	209	671
Net (loss) income	(1,927)	658	436	1,255
Other comprehensive (loss) income	(373)	265	259	162
Comprehensive (loss) income	$(2,300)	$923	$695	$1,418
Performance Ratios:
Losses and loss adjustment expenses ratio (1)	112.9%	46.0%	53.6%	49.2%
Expense ratio (2)	54.2%	45.2%	45.1%	41.0%
Combined ratio (3)	167.1%	91.2%	98.7%	90.2%
Return on average equity	(15.3)%	4.8%	3.2%	9.7%
Statutory Data:
Statutory net (loss) income	$(1,863)	$814	$566	$1,673
Statutory surplus	$11,635	$13,938	$13,591	$13,619
Ratio of net premiums written to statutory surplus	33.6%	29.7%	46.5%	72.3%
__________________

(1)	Calculated by dividing losses and loss adjustment expenses by net premiums earned.

(2)	Calculated by dividing amortization of deferred policy acquisition costs and net underwriting and administrative expenses by net premiums earned.

(3)	The sum of the losses and loss adjustment expenses ratio and the underwriting expense ratio. A combined ratio of less than 100% means a company is making an underwriting profit.

	September 30, 2018 (unaudited)	September 30, 2017 (unaudited)	December 31, 2017	December 31, 2016
	(dollars in thousands)		(dollars in thousands)
Balance Sheet Data (at period end):
Total investments, cash, and cash equivalents	$31,465	$36,097	$33,205	$39,036
Premiums and other receivables	1,224	1,159	1,941	1,300
Reinsurance receivable	2,003	2,258	2,312	2,465
Deferred acquisition costs	882	778	1,189	1,219
Deferred tax assets	216	305	102	417
Other assets	407	799	810	951
Total Assets	$36,197	$41,396	$39,559	$45,387

Losses and loss adjustment expenses	$19,915	$20,845	$18,585	$23,002
Unearned and advance premiums	4,582	5,612	6,217	7,371
Notes payable	—	—	—	500
Other liabilities	298	854	903	1,231
Total Liabilities	24,795	27,311	25,705	32,103

Surplus	11,402	14,085	13,854	13,284
Equity	11,402	14,085	13,854	13,284

Total Liabilities and Equity	$36,197	$41,396	$39,559	$45,387

SELECTED FINANCIAL AND OTHER DATA OF PIPE
The following table sets forth selected financial data for PIPE prior to the offering. You should read this data in conjunction with PIPEs financial statements and accompanying notes, “Accounting Treatment,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PPIX, PCA, and PIPE,” and other financial information included elsewhere in this prospectus. The balance sheet data at December 31, 2017 and 2016 and the statement of operations data for the years ended December 31, 2017 and 2016 are derived from PIPE’s audited financial statements beginning at page H-1. The balance sheet data at September 30, 2018 and 2017, and the statements of operations data for the nine months ended September 30, 2018 and 2017 are derived from PIPE’s unaudited financial statements beginning on page H-27. These historical results are not necessarily indicative of future results.
PIPE evaluates its insurance operations by monitoring certain key measures of growth and profitability. In addition to GAAP measures, PIPE utilizes certain financial performance measures that it believes are valuable in managing its business and for providing comparisons to PIPE’s peers. These performance measures are its expense ratio, loss ratio, and combined ratio, written premiums, and net written premiums to statutory surplus ratio.

	For the Nine Months Ended September 30, (Unaudited)		For the Years Ended December 31,
	2018	2017	2017	2016
	(Dollars in thousands)		(Dollars in thousands)
Statement of Operations Data:
Revenue
Direct premiums written	$3,028	$3,224	$3,647	$4,172
Net premiums written	2,853	2,676	3,028	3,463
Net premiums earned	2,366	2,418	3,148	3,793
Net investment income	548	427	571	462
Total revenue	2,914	2,845	3,719	4,255
Expenses:
Losses and loss adjustment expenses	1,265	1,495	1,823	210
Other underwriting expenses	1,341	1,362	1,756	1,744
Interest expense	—	—	—	898
Total expenses	2,606	2,857	3,579	2,852

Income (loss) before income taxes	308	(12)	140	1,403
Income tax expense (benefit)	80	(41)	101	305
Net income	228	29	39	1,098
Other comprehensive (loss) income	(418)	105	92	319
Comprehensive (loss) income	$(190)	$134	$131	$1,417
Performance Ratios:
Losses and loss adjustment expenses ratio (1)	53.5%	61.8%	57.9%	5.5%
Expense ratio (2)	56.7%	56.3%	55.8%	46.0%
Combined ratio (3)	110.2%	118.1%	113.7%	51.5%
Return on average equity	1.9%	0.2%	0.3%	9.3%
Statutory Data:
Statutory net income	$240	$138	$171	$531
Statutory surplus	$12,098	$12,029	$12,037	$12,029
Ratio of net premiums written to statutory surplus	23.6%	22.2%	25.2%	28.8%
__________________

(1)	Calculated by dividing losses and loss adjustment expenses by net premiums earned.

(2)	Calculated by dividing amortization of deferred policy acquisition costs and net underwriting and administrative expenses by net premiums earned.

(3)	The sum of the losses and loss adjustment expenses ratio and the underwriting expense ratio. A combined ratio of less than 100% means a company is making an underwriting profit.

	September 30, 2018 (unaudited)	September 30, 2017 (unaudited)	December 31, 2017	December 31, 2016
	(dollars in thousands)		(dollars in thousands)
Balance Sheet Data (at period end):
Total investments, cash, and cash equivalents	$22,963	$24,997	$25,017	$26,092
Premiums and other receivables	218	538	680	645
Reinsurance receivable	285	282	156	91
Deferred acquisition costs	551	511	385	422
Deferred income taxes	189	172	152	331
Other assets	311	373	255	217
Total Assets	$24,517	$26,873	$26,645	$27,798

Losses and loss adjustment expenses	$10,306	$12,022	$11,761	$12,343
Unearned and advance premiums	2,032	2,087	2,211	2,643
Other liabilities	249	493	409	581
Total Liabilities	12,587	14,602	14,381	15,567

Surplus	11,930	12,271	12,264	12,231
Total Equity	11,930	12,271	12,264	12,231

Total Liabilities and Equity	$24,517	$26,873	$26,645	$27,798

USE OF PROCEEDS
Although the actual proceeds from the sale of our common stock cannot be determined until the offering is complete, we currently anticipate that the gross proceeds from the sale of our common stock will be between $35.7 million at the minimum and $48.3 million at the maximum of the offering range. We expect net proceeds from this offering to be between $32.3 million and $44.6 million, after payment of our offering expenses and the expenses of the conversions. See “Unaudited Pro Forma Financial Information - Additional Pro Forma Data” and “The Conversion and Offering - The Valuation” as to the assumptions used to arrive at such amounts. We expect to use the net proceeds from the offering as follows:

	Minimum	Maximum
Net Proceeds
Gross proceeds	$35,700,000	$48,300,000
Conversion and offering expenses	1,000,000	1,000,000
Estimated selling agent fees and expenses	1,995,250	2,719,750
Net proceeds	$32,704,750	$44,580,250
Use of Net Proceeds
Payment to Diversus	$10,000,000	$10,000,000
General corporate purposes	16,704,750	28,580,250
Line of credit to Diversus	6,000,000	6,000,000
Total	$32,704,750	$44,580,250
Upon completion of the offering, we will make a payment of $10,000,000 to Diversus in consideration for the agreement by Diversus to enter into a new management agreement with respect to the management services to be provided by Diversus Management to Positive Insurance and to reduce the fees charged for such services. In addition, upon completion of the offering, we will provide a credit facility of up to $6,000,000 to Diversus. We are providing the credit facility to Diversus to provide Diversus with working capital in the event that Diversus experiences working capital shortfalls as a result of the reduction in the management fees that will be charged to Positive Insurance Company .
We may use a portion of the net proceeds to pay cash dividends or to engage in share repurchases from time to time, but no assurance can be given that any cash dividends will be paid or that any repurchases of shares of our stock will occur, or that if any occur, that they will be continued. The Conversion Act provides that we cannot repurchase any shares for three years after the completion of the conversions and the offerings without the prior approval of the Pennsylvania Insurance Commissioner.
Any net proceeds contributed to the surplus of Positive Insurance will be used for general corporate purposes, which may include financing acquisitions of other medical professional liability insurers and related businesses. See “Description of Our Business - Acquisition Strategy.”
On a short-term basis, the net proceeds retained by us and any net proceeds contributed to Positive Insurance will be invested primarily in U.S. government securities, other federal agency securities, and other securities consistent with our investment policy. Net proceeds not contributed to Positive Insurance will be used for general corporate purchases, which may include acquisitions of additional risk-based companies such as MPLI-focused mutual and stock insurance companies, reciprocal insurance exchanges, and RRGs.
Except as described above, we currently have no specific plans, arrangements or understandings regarding the use of the net proceeds from this offering. The principal reason for the offering was to convert PPIX, PCA, and PIPE to stock form and to provide the exchanges’ subscribers with an opportunity to participate in any future growth and profitability of the Company.

MARKET FOR OUR COMMON STOCK
We have applied for listing of our common stock on the Nasdaq Capital Market under the symbol “PPHI,” subject to the completion of the offering.
We have never issued any capital stock to the public. Consequently, there is no established market for our common stock. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time. Neither we nor any market maker has any control over the development of such a public market. Although we have applied to have our stock listed on the Nasdaq Capital Market, an active trading market is unlikely to develop. This is, in part, because the size of the offering is small. Furthermore, it is likely that a majority of the stock will be held by ICG, which will reduce the number of shares available for trading in the secondary market and reduce the liquidity of our stock.
One of the requirements for initial listing of the common stock on the Nasdaq Capital Market is that there are at least three market makers for the common stock. Griffin Financial intends to become a market maker in our common stock following the offering, but is under no obligation to do so. We cannot assure you that there will be three or more market makers for our common stock. Furthermore, we cannot assure you that you will be able to resell your shares of common stock for a price at or above $10.00 per share, or that approval for listing on the Nasdaq Capital Market will be granted, as contemplated.
We are seeking to list our common stock on the NASDAQ Capital Market in order to provide persons who purchase shares in the offering with greater liquidity if they desire to sell any of their shares after completion of the offering. Because compliance with the periodic reporting and other requirements imposed on publicly traded companies will increase our operating expenses, it is likely that our management and the standby purchaser will seek to delist our shares from trading on the NASDAQ Stock Market.
The Conversion Act provides that we cannot repurchase any shares for three years after the completion of the conversions and the offerings without the prior approval of the Pennsylvania Insurance Commissioner. Accordingly, no assurance can be given that we will engage in any share repurchases or that we will repurchase a significant number of shares. There is no limitation under the Conversion Act on ICG purchasing shares of our stock on the NASDAQ Stock Market or in privately negotiated transaction. Existing SEC regulations, however, impose disclosure requirements with respect to actions that our management and ICG can take that would result in the Company going private and our common stock being delisted from trading on the NASDAQ Stock Market.
Beginning one year after closing of this offering, our management and ICG are likely to seek to delist our shares from trading on the NASDAQ Stock Market. This would greatly reduce the market for our common stock. See “Risk Factors - Our management and the standby purchaser are likely to seek to delist our shares from trading on the NASDAQ Stock Market and end our reporting obligations under the Securities Exchange Act of 1934.”

DIVIDEND POLICY
Payment of dividends on our common stock is subject to determination and declaration by our board of directors. Our dividend policy will depend upon our financial condition, results of operations and future prospects.
At present, we have no intention to pay dividends to our shareholders. We cannot assure you that dividends will be paid, or if and when paid, that they will continue to be paid in the future.
We initially will have no significant source of funds to pay dividends other than dividends from Positive Insurance, any net proceeds from the offering not used for other purposes, and the investment earnings on such remaining net proceeds of the offering. Therefore, the payment of dividends by us will depend significantly upon our receipt of dividends from Positive Insurance and any future subsidiaries and any remaining net proceeds.
Pennsylvania law sets the maximum amount of dividends that may be paid by Positive Insurance during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Insurance Department. This amount cannot exceed the greater of (i) 10% of the company’s surplus as reported on the most recent annual statement filed with the Pennsylvania Insurance Department, or (ii) the company’s statutory net income for the period covered by the annual statement as reported on such statement. Based on the annual statements of PPIX, PCA, and PIPE as of December 31, 2017, the combined amount available for payment of dividends by those companies in 2018 without the prior approval of the Pennsylvania Insurance Department was approximately $4.3 million We cannot assure you that the Pennsylvania Insurance Department would approve the declaration or payment by Positive Insurance of any dividends in excess of such amount to us. It is customary for the Department to prohibit a converted insurance company from making any distributions to shareholders for the three-year period following the completion of the conversion. See “Description of Our Business - Regulation.”
Even if we receive any dividends from Positive Insurance, we may not declare any dividends to our shareholders because of our working capital requirements. We are not subject to regulatory restrictions on the payment of dividends to shareholders, but we are subject to the requirements of the Pennsylvania Business Corporation Law of 1988. This law generally permits dividends or distributions to be paid as long as, after making the dividend or distribution, we will be able to pay our debts in the ordinary course of business and our total assets will exceed our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of holders of stock with senior liquidation rights if we were to be dissolved at the time the dividend or distribution is paid. In addition, any credit facilities that we enter into may prohibit the payment of dividends or impose other restrictions that may limit our ability to pay dividends.

CAPITALIZATION
The following table displays information regarding our historical and pro forma capitalization at September 30, 2018. The pro forma information gives effect to the sale of common stock at the minimum, midpoint, and maximum of the range of our estimated consolidated pro forma market value, as determined by the independent valuations of Feldman Financial. The various capital positions are displayed based upon the assumptions set forth under “Use of Proceeds.” For additional financial information, see the unaudited financial statements of PPIX, PCA, and PIPE and related notes beginning on pages F-27, G-25, and H-27 of this prospectus. The total number of shares to be issued in the offering will range from 3,570,000 shares to 4,830,000 shares. The exact number will depend on the number of shares purchased by the eligible policyholders of PPIX, PCA and PIPE. See “Use of Proceeds” and “The Conversions and The Offering - Stock Pricing and Number of Shares to be Issued.”
Unaudited Pro Forma Capitalization at September 30, 2018
(in thousands)

	PPIX, PCA, PIPE and PPHI Historical Capitalization (1)	Pro Forma Combined Capitalization (2)
		Minimum	Midpoint	Maximum
Shareholders’ Equity
Common stock, $0.01 par value per share	$—	$36	$42	$48
Additional paid-in capital	15,883	48,552	54,483	60,525
Retained earnings	24,518	24,518	24,518	24,518
Accumulated other comprehensive loss	(9)	(9)	(9)	(9)
Total equity	$40,392	$73,097	$79,034	$85,082
__________________

(1)	Combined historical capitalization of the Company, PPIX, PCA, and PIPE.

(2)
To give effect to the sale of common stock at the minimum, midpoint and maximum of the estimated range of the pro forma market value of Positive Insurance as a subsidiary of the Company, as determined by the independent valuations of Feldman Financial. The following table presents the estimated net proceeds at the minimum, midpoint, and maximum of the estimated valuation range (shares and dollars in thousands).

	Minimum	Midpoint	Maximum
Gross proceeds from the conversion	$35,700,000	$42,000,000	$48,300,000
Less: offering expenses and commissions	2,995,250	3,357,500	3,719,750
Net proceeds from conversion	$32,704,750	$38,642,500	$44,580,250

Total shares issued by the Company as a result of conversion	3,570,000	4,200,000	4,830,000

PPIX surplus	$17,060
PCA surplus	11,402
PIPE surplus	11,930
Net assets transferred to Positive Physicians Holdings, Inc.	$40,392

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
The following tables set forth our unaudited pro forma condensed balance sheet as of September 30, 2018, our pro forma condensed statements of operations for the nine months ended September 30, 2018, our unaudited pro forma condensed balance sheet as of December 31, 2017, and our pro forma condensed statements of operations for the year ended December 31, 2017 to give effect to the following transactions (the “Transactions”):

(i)
the issuance and sale of 3,570,000 shares of common stock in this offering at an assumed public offering price of $10 per share, which is the minimum of the range listed on the cover page of this prospectus, after deducting commissions and estimated offering expenses payable by us, as if all such transactions had occurred on January 1, 2018 and 2017; and,

(ii)
completion of the conversions on a pro forma basis to convert PPIX, PCA and PIPE each from a reciprocal insurance exchange to stock form of ownership and their merger to form Positive Insurance, a subsidiary of Positive Physicians Holdings, Inc., as if the conversion had occurred on January 1, 2018 and 2017.

The audited and unaudited pro forma financial information is based on the historical financial statements of PPIX, PCA, and PIPE and certain adjustments that we believe to be reasonable to give effect to these transactions, which are described in the notes to the financial statements of PPIX, PCA, and PIPE referenced below.
The audited and unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and do not purport to represent the financial position and results of operations that would have been achieved had the conversions and the offering been completed as of the date indicated or our future financial position or results of operations. The pro forma adjustments are based on available information and certain assumptions that we believe are factually supportable and reasonable under the circumstances.
The following audited and unaudited pro forma condensed consolidated financial information should be read in conjunction with:

•	the unaudited financial statements of PPIX, PCA, and PIPE as of and for the nine months ended September 30, 2018 and 2017, and the notes related thereto, included elsewhere in this prospectus;

•	the audited financial statements of PPIX, PCA, and PIPE as of and for the years ended December 31, 2017 and 2016, and the notes related thereto, included elsewhere in this prospectus;

•
the sections entitled “Selected Historical Consolidated Financial Data,” “Managements’ Discussion and Analysis of Financial Condition and Results of Operations of PPIX, PCA, and PIPE,” and “Accounting Treatment” included elsewhere in this prospectus.

The pro forma adjustments and pro forma amounts are provided for informational purposes only. Our consolidated financial statements will reflect the effects of the conversions and the offering only from the date they are completed.
The following is a brief description of the amounts recorded under each of the column headings in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations:
PPIX, PCA, and PIPE Historical
The September 30, 2018 column reflects the combined historical financial position of PPIX, PCA, and PIPE as of and for the nine months ended September 30, 2018, and such amounts are derived from the unaudited financial statements of PPIX, PCA, and PIPE prior to any adjustments for the conversions. The December 31, 2017 column reflects the combined historical financial position of PPIX, PCA, and PIPE as of and for the year ended December 31, 2017, and such amounts are derived from the audited financial statements of PPIX, PCA, and PIPE prior to any adjustments for the conversions.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2018
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	PPIX Historical	PCA Historical	PIPE Historical	PPHI Historical	Pro Forma Adjustments		Positive Physicians Holdings, Inc. Pro Forma Consolidated
Assets

Total investments, cash, and cash equivalents	$50,138	$31,465	$22,963	$—	$32,705	(1) (2)	$137,271
Premiums and other receivables	4,736	1,224	218	—	—		6,178
Reinsurance receivable	6,588	2,003	285	—	—		8,876
Deferred acquisition costs	2,191	882	551	—	—		3,624
Deferred tax asset	148	216	189	—	—		553
Other assets	—	407	311	—	—		718
Total assets	$63,801	$36,197	$24,517	$—	$32,705		$157,220

Liabilities
Losses and loss adjustment expenses	37,417	19,915	10,306	—	—		67,638
Unearned and advance premiums	7,491	4,582	2,032	—	—		14,105
Note payable	143	—	—	—	—		143
Other liabilities	1,690	298	249	—	—		2,237
Total liabilities	46,741	24,795	12,587	—	—		84,123

Stockholders’ equity
Common stock	—	—	—	—	36	(1)	36
Additional paid-in capital	—	—	—	—	48,552	(2)	48,552
Contributed surplus	5,483	2,349	8,051	—	(15,883)	(2)	—
Retained earnings	11,354	9,109	4,055	—	—		24,518
Accumulated other comprehensive income (loss)	223	(56)	(176)	—	—		(9)
Total equity	17,060	11,402	11,930	—	32,705		73,097

Total liabilities and equity	$63,801	$36,197	$24,517	$—	$32,705		$157,220

Pro forma shareholders’ equity per share							$20.48

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2018
(IN THOUSANDS, EXCEPT PER SHARE DATA)

__________________

(1)
The unaudited pro forma condensed consolidated balance sheet, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the pro forma market value of Positive Insurance as a subsidiary of the Company, as determined by the independent valuations of Feldman Financial. The following table presents the estimated net proceeds at the minimum, midpoint, and maximum of the estimated valuation range (shares and dollars in thousands).

	Minimum	Midpoint	Maximum
Gross proceeds from the conversion	$35,700	$42,000	$48,300
Less: offering expenses and commissions	2,995	3,358	3,720
Net proceeds from conversion	$32,705	$38,642	$44,580

Total shares issued by the Company as a result of conversion	3,570	4,200	4,830

(2)
Represents the conversions of PPIX, PCA, and PIPE from reciprocal insurance exchanges to stock insurance companies and their merger to form Positive Insurance as if the conversions had occurred on January 1, 2018. For accounting purposes, the exchange of ownership interests is considered an exchange between entities under common control and thus the merger is accounted for at historical cost without revaluation of the net assets as follows (in thousands):

PPIX surplus	$17,060
PCA surplus	11,402
PIPE surplus	11,930
Net assets transferred to Positive Physicians Holdings, Inc.	$40,392

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2018
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	PPIX Historical	PCA Historical	PIPE Historical	PPHI Historical	Pro Forma and Other Adjustments		Positive Physicians Holdings, Inc. Pro Forma Consolidated (2)
Statement of Operations Data (amounts in thousands):
Revenue:
Net premiums earned	$9,644	$4,475	$2,366	$—	$—		$16,485
Net investment income	903	561	548	—	—	(1)	2,012
Total Revenue	10,547	5,036	2,914	—	—		18,497

Expenses:
Losses and loss adjustment expenses	5,435	5,052	1,265	—	—		11,752
Other underwriting expenses	4,906	2,426	1,341	—	—		8,673
Interest expense and fees	5	—	—	—	—		5
Total Expenses	10,346	7,478	2,606	—	—		20,430

Income (loss) before income taxes	201	(2,442)	308	—	—		(1,933)
Income tax expense (benefit)	7	(515)	80	—	—		(428)
Net income (loss)	$194	$(1,927)	$228	$—	$—		$(1,505)

Loss per share data:
Net loss per share of common stock							$(0.42)
Shares considered outstanding in calculating pro forma net loss per share (2)							3,570,000
__________________

(1)
Does not reflect any income from the investment of net proceeds available for investment and assumed to be received as of the beginning of each period in accordance with Article 11 of Regulation S-X. This income is not “factually supportable” as that term is used in the Securities and Exchange Commission’s rules and regulations. On a short-term basis, these proceeds will be invested primarily in U.S. government securities and other federal agency securities.

(2)
The unaudited pro forma condensed consolidated statements of operations, as prepared, give effect to the sale of common stock at the minimum of the estimated range of the pro forma market value of Positive Insurance as a subsidiary of the Company, as determined by the independent valuation of Feldman Financial. The following table provides a comparison between the sale of common stock at the minimum, midpoint, and maximum of the estimated valuation range (in thousands, except share and per share data).

	September 30, 2018
	3,570,000 Shares	4,200,000 Shares	4,830,000 Shares
Net loss	$(1,505)	$(1,505)	$(1,505)
Net income per share of common stock	$(0.42)	$(0.36)	$(0.31)
Shares considered outstanding in calculating pro forma net income per share	3,570,000	4,200,000	4,830,000

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	PPIX Historical	PCA Historical	PIPE Historical	PPHI Historical	Pro Forma and Other Adjustments		Positive Physicians Holdings, Inc. Pro Forma Consolidated (2)
Statement of Operations Data (amounts in thousands):
Revenue:
Net premiums earned	$12,275	$7,480	$3,148	$—	$—		$22,903
Net investment income	972	584	571	—	—	(1)	2,127
Total Revenue	13,247	8,064	3,719	—	—		25,030

Expenses:
Losses and loss adjustment expenses	7,733	4,012	1,823	—	—		13,568
Other underwriting expenses	5,787	3,375	1,756	—	—		10,918
Interest expense and fees	9	31	—	—	—		40
Total Expenses	13,529	7,419	3,579	—	—		24,526

(Loss) income before income taxes	(282)	645	140	—	—		504
Income tax (benefit) expense	(260)	209	101	—	—		50
Net (loss) income	$(22)	$436	$39	$—	$—		$184

Income per share data:
Net income per share of common stock							$0.05
Shares considered outstanding in calculating pro forma net income per share (2)							3,570,000
__________________

(1)
Does not reflect any income from the investment of net proceeds available for investment and assumed to be received as of the beginning of each period in accordance with Article 11 of Regulation S-X. This income is not “factually supportable” as that term is used in the Securities and Exchange Commission’s rules and regulations. On a short-term basis, these proceeds will be invested primarily in U.S. government securities and other federal agency securities.

(2)
The unaudited pro forma condensed consolidated statements of operations, as prepared, give effect to the sale of common stock at the minimum of the estimated range of the pro forma market value of Positive Insurance as a subsidiary of the Company, as determined by the independent valuation of Feldman Financial. The following table provides a comparison between the sale of common stock at the minimum, midpoint, and maximum of the estimated valuation range (in thousands, except share and per share data).

	December 31, 2017
	3,570,000 Shares	4,200,000 Shares	4,830,000 Shares
Net income	$184	$184	$184
Net income per share of common stock	$0.05	$0.04	$0.04
Shares considered outstanding in calculating pro forma net income per share	3,570,000	4,200,000	4,830,000

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Additional Pro Forma Data
The actual net proceeds from the sale of our common stock in the offering cannot be determined until the offering is completed. However, the offering net proceeds are currently estimated to be between $32.7 million and $44.6 million, based upon the following assumptions:

•	Expenses of the conversion and offering will be approximately $1.0 million; and

•
Underwriting commissions will equal 3.5% of the gross proceeds of the offering from shares not purchased by ICG or Enstar and 5.75% of the gross proceeds from shares purchased by ICG or Enstar and that 3,265,000 shares are sold to ICG and Enstar.

We have prepared the following table, which sets forth our historical net income and retained earnings prior to the offering and our pro forma net income and shareholders’ equity following the offering. In preparing this table and in calculating pro forma data, the following assumptions have been made:

•	Average weighted shares outstanding has been calculated as if our common stock had been sold in the offering on January 1, 2018 and 2017;

•	Pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock; and

•
Pro forma shareholders’ equity amounts, pro forma net income, and pro forma income per share have been calculated as if our common stock had been sold in the offering on September 30, 2018 and December 31, 2017, and, accordingly, no effect has been given to the assumed earnings effect of the net proceeds from the offering.

The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs and should not be taken as indicative of future results of operations. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

The following table summarizes historical data and our pro forma data at September 30, 2018, based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of the common stock following the completion of the offering.

Nine Months Ended September 30, 2018
(amounts in thousands, except share data)
	3,570,000 Shares sold at $10.00 per share (Minimum of range)	4,200,000 Shares sold at $10.00 per share (Midpoint of range)	4,830,000 Shares sold at $10.00 per share (Maximum of range)
Pro forma conversion offering proceeds
Gross proceeds of public offering	$35,700	$42,000	$48,300
Less estimated offering expenses and underwriting commissions	2,995	3,358	3,720
Estimated net conversion proceeds	$32,705	$38,642	$44,580
Pro forma shareholders’ equity
Historical equity of PPIX, PCA, and PIPE	$40,392	$40,392	$40,392
Pro forma conversion proceeds	32,705	38,642	44,580
Pro forma shareholders’ equity	$73,097	$79,034	$84,972
Pro forma outstanding shares
Total shares offered in conversion	3,570,000	4,200,000	4,830,000
Pro forma outstanding shares	3,570,000	4,200,000	4,830,000
Pro forma book value per share	$20.48	$18.82	$17.59
Pro forma price to book value	48.8%	53.1%	56.9%
Pro forma net income
Historical combined net loss	$(1,505)	$(1,505)	$(1,505)
Other pro forma adjustments	—	—	—
Pro forma net loss	$(1,505)	$(1,505)	$(1,505)

Weighted average shares outstanding	3,570,000	4,200,000	4,830,000

Pro forma income per share (1)	$(0.42)	$(0.36)	$(0.31)
Pro forma price to net income per share (1)	200x	250x	250x
__________________

(1)	Based on pro forma net income for the nine months ended September 30, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF PPIX, PCA, AND PIPE
The following discussion and analysis of the financial condition and results of operations of PPIX, PCA, and PIPE should be read in conjunction with the financial statements and accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus constitutes forward-looking information that involves risks and uncertainties. Please see “Forward-Looking Information” and “Risk Factors” for more information. You should review “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described, or implied by, the forward-looking statements contained herein.
Overview of PPIX
PPIX is an unincorporated exchange organized on April 20, 2004 and is licensed by the Commonwealth of Pennsylvania as a reciprocal insurance exchange. PPIX provides medical professional liability insurance consisting of claims-made, tail occurrence, claims made plus, and occurrence policies to its subscribers (policyholders).
PPIX markets its medical professional liability insurance policies direct to physicians and through independent producers to doctors and allied healthcare professionals who practice in Pennsylvania, Delaware, Maryland, New Jersey, and Ohio.
For the year ended December 31, 2017, PPIX had direct premiums written of $15.3 million, net premiums earned of $12.3 million, and net loss of $22,000. At December 31, 2017, PPIX had total assets of $67.2 million and a surplus of $17.5 million. For the year ended December 31, 2016, PPIX had direct premiums written of $13.8 million, net premiums earned of $8.6 million, and net income of $0.8 million. At December 31, 2016, PPIX had total assets of $64.1 million and a surplus of $16.9 million.
For the nine months ended September 30, 2018, PPIX had direct premiums written of $10.3 million, net premiums earned of $9.6 million, and net income of $194,000. For the nine months ended September 30, 2017, PPIX had direct premiums written of $10.3 million, net premiums earned of $9.7 million, and net income of $75,000. At September 30, 2018, PPIX had total assets of $63.8 million and a surplus of $17.1 million.
PPIX is managed by Specialty Insurance Services, LLC (“SIS”), a Pennsylvania limited liability company, pursuant to the terms of an Attorney-In-Fact Agreement between the exchange and SIS, effective March 10, 2004. Pursuant to the terms of the Attorney-in-Fact Agreement, as amended, SIS provides underwriting and administrative services to PPIX based on a percentage not to exceed 25.0% of gross written premiums, less return premiums. SIS, as the attorney-in-fact, has the power to direct the activities of PPIX that most significantly impact PPIX’s economic performance. Diversus acquired 100% of the ownership interests of SIS on January 1, 2017.
On the effective date of the conversions, PPIX will merge into PPIX Conversion Corp. Immediately thereafter, PPIX Conversion Corp. will issue its capital stock to the Company, change its name to Positive Physicians Insurance Company, and become a wholly-owned subsidiary of the Company. Immediately thereafter, PCA Conversion Corp and PIPE Conversion Corp. will merge into Positive Insurance, which will then be our single insurance company subsidiary and successor to PCA, PIPE and PPIX.
Overview of PCA
Professional Casualty Association is an unincorporated, reciprocal insurance association formed for the purpose of insuring its subscribers against loss due to the imposition of legal liability. PCA provides medical professional liability insurance consisting of claims-made, tail occurrence and occurrence policies to its subscribers (policyholders). PCA is managed by Professional Third Party, LP (“PTP”) a wholly-owned subsidiary of Diversus, pursuant to the terms of an Attorney-in-Fact Agreement between PCA and PTP, effective April 16, 2003.
PCA markets its medical professional liability insurance policies through independent producers primarily to doctors and allied healthcare providers who practice in Pennsylvania. PCA is not rated by A.M. Best. In November 2015, PCA was granted a license to write insurance in Michigan and began writing policies in Michigan in the fourth quarter of 2015.

For the year ended December 31, 2017, PCA had direct premiums written of $7.7 million, net premiums earned of $7.5 million, and net income of $0.4 million. At December 31, 2017, PCA had total assets of $39.6 million and a surplus of $13.9 million. For the year ended December 31, 2016, PCA had direct premiums written of $11.9 million, net premiums earned of $13.3 million, and a net income of $1.3 million. At December 31, 2016, PCA had total assets of $45.4 million and a surplus of $13.3 million.
For the nine months September 30, 2018, PCA had direct premiums written of $4.2 million, net premiums earned of $4.5 million, and net loss of $1.9 million. For the nine months ended September 30, 2017, PCA had direct premiums written of $5.1 million, net premiums earned of $5.8 million, and net income of $0.7 million. At September 30, 2018, PCA had total assets of $36.2 million and a surplus of $11.4 million.
PTP is a Pennsylvania corporation formed to operate as the attorney-in-fact for PCA pursuant to the terms of an agreement between PTP Management and PCA. Pursuant to the terms of the agreement, PTP provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to PCA and pays certain expenses on behalf of PCA in exchange for 25% of the gross written premium. PTP, as the attorney-in-fact of PCA, has the power to direct the activities of PCA that most significantly impact PCA’s economic performance by acting as the attorney-in-fact of PCA. Diversus acquired 100% of the ownership interests of PTP on June 4, 2014.
On the effective date of the conversions, PCA will merge into PCA Conversion Corp. and PCA Conversion Corp. will issue its capital stock to the Company and become a wholly owned subsidiary of the Company. Immediately thereafter, PCA Conversion Corp. and PIPE Conversion Corp. will merge into PPIX Conversion Corp., which will then change its name to Positive Insurance and be our single insurance company subsidiary and successor to PPIX, PCA and PIPE.
Overview of PIPE
PIPE is an unincorporated exchange organized on March 14, 2005, and is licensed by the Commonwealth of Pennsylvania as a reciprocal insurance exchange. PIPE provides medical professional liability insurance consisting of claims-made, tail occurrence and occurrence policies to its subscribers (policyholders).
PIPE markets its medical professional liability insurance policies through independent producers to doctors and allied healthcare professionals who practice primarily in Pennsylvania.
For the year ended December 31, 2017, PIPE had direct premiums written of $3.6 million, net premiums earned of $3.1 million, and a net income of $39,000. At December 31, 2017, PIPE had total assets of $26.7 million and a surplus of $12.3 million. For the year ended December 31, 2016, PIPE had direct premiums written of $4.2 million, net premiums earned of $3.8 million, and a net income of $1.1 million. At December 31, 2016, PIPE had total assets of $27.8 million and a surplus of $12.2 million.
For the nine months ended September 30, 2018, PIPE had direct premiums written of $3.0 million, net premiums earned of $2.4 million, and net income of $228,000. For the nine months ended September 30, 2017, PIPE had direct premiums written of $3.2 million, net premiums earned of $2.4 million, and net income of $29,000. At September 30, 2018, PIPE had total assets of $24.5 million and a surplus of $11.9 million.
PIPE Management is a Pennsylvania corporation formed to operate as the attorney-in-fact for PIPE pursuant to the terms of an attorney-in-fact agreement between PIPE Management and PIPE. Pursuant to the terms of the agreement, PIPMC provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to PIPE and pays certain expenses on behalf of PIPE for 25% of gross written premium. PIPE Management, as the attorney-in-fact of PIPE, has the power to direct the activities of PIPE that most significantly impact PIPE’s economic performance. Diversus acquired 100% of the ownership interests of PIPE Management on November 23, 2015.
On the effective date of the conversions, PIPE will merge into PIPE Conversion Corp. Immediately thereafter, PIPE Conversion Corp. will issue its capital stock to the Company and become a wholly-owned subsidiary of the Company. Immediately thereafter, PIPE Conversion Corp. will merge into PPIX Conversion Corp., which will then change its name to Positive Insurance and be our single insurance company subsidiary and successor to PPIX, PIPE and PCA.

Marketplace Conditions and Trends
The medical professional liability insurance (“MPLI”) industry is affected by recurring industry cycles known as “hard” and “soft” markets. A soft cycle is characterized by intense competition resulting in lower pricing in order to compete for business. A hard market, generally considered a beneficial industry trend, is characterized by reduced competition that results in higher pricing. From approximately 2001 until approximately 2007, the Pennsylvania MPLI market experienced a hard market cycle. This resulted in the creation of several alternative MPLI providers, such as PPIX, PCA, and PIPE. The MPLI market began to experience a soft cycle around the second quarter of 2008 due primarily to the large rate increases taken over the previous six years. That soft cycle has continued and has been contributed to by the restructuring of the healthcare industry, partially as a result of the Affordable Care Act. This has resulted in significant price competition as the number of medical professionals practicing independent of hospitals or large professional groups began to decline. According to a study prepared by the National Association of Insurance Commissioners (“NAIC”), MPLI direct premiums written have declined by 25.3% on a national basis from 2006 to 2017 and have declined by 15.9% in Pennsylvania and 32.0% in New Jersey during this same time period. This has resulted in lower direct premiums written and lower operating profits for many MPLI carriers.
Principal Revenue and Expense Items
The exchanges derive their revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.
Gross and net premiums written
Gross premiums written is equal to direct and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).
Premiums earned
Premiums earned are the earned portion of net premiums written. Gross premiums written include all premiums recorded by an insurance company during a specified policy period. Insurance premiums on MPLI policies are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. At the end of each accounting period, the portion of the premiums that is not yet earned is included in unearned premiums and is realized as revenue in subsequent periods over the remaining term of the policy. The exchanges’ policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2017, one-half of the premiums would be earned in 2017 and the other half would be earned in 2018.
Net investment income and net realized gains (losses) on investments
The exchanges invest their surplus and the funds supporting their insurance liabilities (including unearned premiums and unpaid loss and loss adjustment expenses) in cash, cash equivalents, and equity and debt securities. Investment income includes interest and dividends earned on invested assets. Net realized gains and losses on invested assets are reported separately from net investment income. The exchanges recognize realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognize realized losses when investment securities are written down as a result of an other than temporary impairment or sold for an amount less than their cost or amortized cost, as applicable. The exchanges’ portfolio of investment securities is managed by Wilmington Trust and the investment committee of each exchange, who have discretion to buy and sell securities in accordance with the investment policy approved by the exchange’s board of directors.
The exchanges’ expenses consist primarily of:
Losses and loss adjustment expenses
Losses and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims, including legal fees.

Amortization of deferred policy acquisition costs and underwriting and administrative expenses
Expenses incurred to underwrite risks are referred to as policy acquisition expenses and underwriting and administrative expenses. Policy acquisition costs consist of commission expenses, premium taxes, and certain other underwriting expenses that vary with and are primarily related to the writing and acquisition of new and renewal business. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Underwriting and administrative expenses consist of salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, and payments to bureaus and assessments of statistical agencies for policy service and administration items such as rating manuals, rating plans and experience data.
Income taxes
The exchanges use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of its assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.
Key Financial Measures
Each exchange evaluates its insurance operations by monitoring certain key measures of growth and profitability. In addition to reviewing its financial performance based on results determined in accordance with generally accepted accounting principles in the United States (GAAP), each exchange utilizes certain financial performance measures that are used in the property and casualty insurance industry and that it believes are valuable in managing its business and for comparison to its peers. These financial performance measures are the expense ratio, losses and loss adjustment expense ratio, combined ratio, and the ratio of net written premiums to statutory surplus.
The exchanges measure growth by monitoring changes in gross premiums written and net premiums written, and measure underwriting profitability by examining losses and loss adjustment expense, underwriting expense and combined ratios. They also measure profitability by examining underwriting income (loss), net income (loss) and return on equity.
Losses and loss adjustment expenses ratio
The losses and loss adjustment expenses ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned. Each exchange measures the loss ratio on a policy year and calendar year loss basis to measure underwriting profitability. A policy year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures losses and loss adjustment expenses for insured events occurring during a particular year and the change in loss reserves from prior policy years as a percentage of premiums earned during that year.
Expense ratio
The expense ratio is the ratio (expressed as a percentage) of amortization of deferred policy acquisition costs and net underwriting and administrative expenses (attributable to insurance operations) to premiums earned, and measures our operational efficiency in producing, underwriting and administering the company’s insurance business.
Combined ratio
The combined ratio is the sum of the losses and loss adjustment expenses ratio and the expense ratio and measures its overall underwriting profit. If the combined ratio is below 100%, the exchange is making an underwriting profit. If its combined ratio is at or above 100%, it is not profitable without investment income and may not be profitable if investment income is insufficient.
Net premiums written to statutory surplus ratio
The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures the exchange’s exposure to pricing errors in its current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.

Underwriting income (loss)
Underwriting income (loss) measures the pre-tax profitability of insurance operations. It is derived by subtracting losses and loss adjustment expense, amortization of deferred policy acquisition costs, and underwriting and administrative expenses from earned premiums. Each of these items is presented as a caption in the exchange’s statements of operations.
Net income (loss) and return on average equity
Each exchange uses net income (loss) to measure its profit and return on average equity to measure its effectiveness in utilizing equity to generate net income. In determining return on average equity for a given year, net income (loss) is divided by the average of the beginning and ending equity for that year.
Critical Accounting Policies
General
The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. Each exchange is required to make estimates and assumptions in certain circumstances that affect amounts reported in its financial statements and related footnotes. Each exchange evaluates these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that it believes to be reasonable under the circumstances. There can be no assurance that actual results will conform to its estimates and assumptions and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. The exchanges believe the following policies are the most sensitive to estimates and judgments.
Losses and Loss Adjustment Expenses
Each exchange maintains reserves for the payment of claims (indemnity losses) and expenses related to adjusting those claims (loss adjustment expenses). The loss reserves consist of case reserves, which are reserves for claims that have been reported to it, and reserves for claims that have been incurred but have not yet been reported and for the future development of case reserves.
When a claim is reported to the exchange’s attorney-in-fact, its claims personnel establish a case reserve for the estimated amount of the ultimate payment to the extent it can be determined or estimated. The amount of the loss reserve for the reported claim is based primarily upon a claim-by-claim evaluation of coverage, liability, and injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. Each claim is contested or settled individually based upon its merits, and some claims may take years to resolve, especially if legal action is involved. Case reserves are reviewed on a regular basis and are updated as new information becomes available.
In addition to case reserves, each exchange maintains estimates of reserves for losses and loss adjustment expenses incurred but not reported (“IBNR”). These reserves include estimates for the future development of case reserves. Some claims may not be reported for several years. As a result, the liability for unpaid losses and loss adjustment reserves includes significant estimates for IBNR.
The exchanges utilize an independent actuary to assist with the estimation of its losses and loss adjustment expense reserves in the third and fourth quarter of each calendar year. This actuary prepares estimates of the ultimate liability for unpaid losses and loss adjustment expenses based on established actuarial methods described below. The exchange’s attorney-in-fact reviews these estimates and supplements the actuarial analysis with information not fully incorporated into the actuarially based estimate, such as changes in the external business environment and changes in internal company processes and strategy. The attorney-in-fact may adjust the actuarial estimates based on this supplemental information in order to arrive at the amount recorded in the financial statements.

Each exchange accrues liabilities for unpaid losses and loss adjustment expenses based upon estimates of the ultimate amount payable. The exchange projects its estimate of ultimate losses and loss adjustment expenses by using the following actuarial methodologies:

•
Actual versus Expected Model - The Actual versus Expected Model utilizes the actuarial point ultimate loss and defense containment cost (“DCC”) estimates as of the prior reserve review which were adjusted based on the difference between actual and expected loss development during that prior reserve review and the current evaluation to arrive at an updated actuarial point ultimate loss and DCC estimate. The method is dependent on the loss development factors used to determine the expected losses.

•
Bornhuetter-Ferguson Method (Paid and Incurred) - The Bornhuetter-Ferguson Method is a blended method that explicitly takes into account both actual loss development to date and expected future loss emergence. This method is applied on both a paid loss development method and an incurred loss development method. This method uses the selected loss development patterns from the two loss development methods to calculate the expected percentage of loss unpaid (or unreported). The expected future loss component of the method is calculated by multiplying earned premium for the given exposure period by a selected a priori (i.e. deductive) loss ratio. The resulting dollars are then multiplied by the expected percentage of unpaid (or unreported) loss described above. This provides an estimate of future paid (or reported) losses that is then added to actual paid (or incurred) loss data to produce estimated ultimate loss.

•
Expected Loss Ratio Method - The Expected Loss Ratio Method utilizes some measure of anticipated losses and does not consider actual losses. An expected loss ratio, a ratio of anticipated losses relative to some measure of exposure, is applied to that measure of exposure to determine estimated ultimate losses for each year. This method provides stability over time because the ultimate loss estimates do not change unless the exposure measure changes. This is offset by a lack of responsiveness to actual loss experience.

•
Frequency/Severity Method - The Frequency/Severity Method estimates ultimate losses by estimating a frequency and a severity component. For each year, the actuary estimates ultimate claims costs and an ultimate average severity. The actuary then multiplies these two estimates together. The method is useful when the claim count development pattern is more stable than the loss development pattern.

•
Incurred Loss Development Method - The Incurred Loss Development Method utilizes historical incurred loss (the sum of cumulative historical loss payments plus outstanding case reserves) patterns to estimate future losses. This method is often preferred over the paid method as it includes the additional information provided by the aggregation of individual case reserves. The resulting loss development factors (LDFs) tend to be lower and more stable than those of the paid development method. However, the incurred development method may be affected by changes in case reserving practices and any unusually large individual claims. The actuaries produce and review several indications of ultimate loss using this method based on various LDF selections.

The exchange’s attorney-in-fact estimates IBNR reserves by first deriving an actuarially based estimate of the ultimate cost of total losses and loss adjustment expenses incurred as of the financial statement date. The exchange then reduces the estimated ultimate losses and loss adjustment expenses by losses and loss adjustment expense payments and case reserves carried as of the financial statement date. The actuarially determined estimate is based upon indications from one of the above actuarial methodologies or uses a weighted average of these results. The specific method used to estimate the ultimate losses will vary depending on the judgment of the actuary as to what is the most appropriate method for the MPLI business. Finally, the exchange considers other factors that impact reserves that are not fully incorporated in the actuarially based estimate, such as changes in the external business environment and changes in internal company processes and strategy.
The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, inflation, legal trends, and legislative changes, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Loss reserve estimation is affected by the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags

(the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. Each exchange continually refines its loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. The exchanges consider all significant facts and circumstances known at the time loss reserves are established.
Due to the inherent uncertainty underlying loss reserve estimates, final resolution of the estimated liability for losses and loss adjustment expense reserves may be higher or lower than the related loss reserves at the reporting date. Therefore, actual paid losses, as claims are settled in the future, may be materially higher or lower in amount than current loss reserves. Each exchange reflects adjustments to loss reserves in the results of operations in the period the estimates are changed.
Each exchange’s actuary determined a range of reasonable reserve estimates shown in the tables below, which reflect the uncertainty inherent in the loss reserve process. This range does not represent the range of all possible outcomes. The exchanges believe that the actuarially-determined ranges represent reasonably likely changes in the loss and loss adjustment expense estimates, however actual results could differ significantly from these estimates. The range was determined after a review of the output generated by the various actuarial methods utilized. The actuary reviewed the variance around the select loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on its knowledge and judgment. In making these judgments the actuary typically assumed, based on its experience, that the larger the reserve the less volatility. In addition, when selecting these low and high estimates, the actuary considered:

•	Historical industry development experience in MPLI;

•	Historical company development experience;

•	Changes in the exchange’s internal claims processing policies and procedures; and

•	Trends and risks in claim costs, such as risk that medical cost inflation could increase.
Each exchange’s actuary is required to exercise a considerable degree of judgment in the evaluation of all of these and other factors in the analysis of losses and loss adjustment expenses, and related range of anticipated losses. Because of the level of uncertainty impacting the estimation process, it is reasonably possible that different actuaries would arrive at different conclusions. The method of determining the reserve range has not changed and the reserve range generated by the actuary is consistent with the observed development of each exchange’s loss reserves over the last few years.
The width of the range in reserves arises primarily because specific losses may not be known and reported for some period and the ultimate losses paid and loss adjustment expenses incurred with respect to known losses may be larger than currently estimated. The ultimate frequency or severity of the claims can be very different than the assumptions the exchange used in its estimation of ultimate reserves for these exposures.
Specifically, the following factors could impact the frequency and severity of claims, and therefore, the ultimate amount of losses and loss adjustment expenses paid:

•	The rate of increase in medical costs that underlie insured risks; and

•	Impact of changes in laws or regulations.
The estimation process for determining the liability for unpaid losses and loss adjustment expenses inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled or resolved for amounts less than originally estimated or a reduction in the estimate for unpaid losses and loss adjustment expense (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled or resolved for amounts greater than originally estimated or an increase in the estimate for unpaid losses and loss adjustment expense (unfavorable development).

PPIX Actuarial Ranges
The selection of the ultimate loss is based on information unique to each policy year and the judgment and expertise of PPIX’s actuary and management.
The following table provides case and IBNR reserves for losses and loss adjustment expenses as of September 30, 2018, December 31, 2017 and December 31, 2016.
As of September 30, 2018 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves
(dollars in thousands)
Medical professional liability	$12,229	$19,217	$31,446
Other	—	—	—
Total net reserves	12,229	19,217	31,446
Reinsurance recoverables	762	5,209	5,971
Gross reserves	$12,991	$24,426	$37,417
As of December 31, 2017 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves	Actuarially Determined Range of Estimates
(dollars in thousands)				Low	High
Medical professional liability	$11,698	$20,566	$32,264	$29,567	$36,849
Other	—	—	—	—	—
Total net reserves	11,698	20,566	32,264	$29,567	$36,849
Reinsurance recoverables	1,314	4,451	5,765
Gross reserves	$13,012	$25,017	$38,029
As of December 31, 2016 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves	Actuarially Determined Range of Estimates
(dollars in thousands)				Low	High
Medical professional liability	$9,541	$20,218	$29,759	$26,296	$34,501
Other	—	—	—	—	—
Total net reserves	9,541	20,218	29,759	$26,296	$34,501
Reinsurance recoverables	603	4,452	5,055
Gross reserves	$10,144	$24,670	$34,814
At September 30, 2018, December 31, 2017 and December 31, 2016, PPIX’s total liability for losses and loss adjustment expenses was $37.4 million, $38.0 million and $34.8 million, respectively. During the years ended December 31, 2017 and 2016, PPIX had favorable developments of $2.6 million and $4.4 million, respectively, as a result of a reduction in ultimate loss reserves for prior years, principally due to additional information related to open cases at December 31, 2016 and 2015. There were no favorable or unfavorable developments for the nine months ended September 30, 2018.
As discussed earlier, the estimation of PPIX’s reserves is based on several actuarial methods, each of which incorporates many quantitative assumptions. The judgment of the actuary plays an important role in selecting among various loss development factors and selecting the appropriate method, or combination of methods, to use for a given policy year. The ranges presented above represent the expected variability around the actuarially determined central estimate.
Recent Variabilities of the Liability for
Unpaid Losses and Loss Adjustment Expenses, Net of Reinsurance Recoverables

Dollars in thousands (unaudited)	2013	2014	2015	2016	2017
As originally estimated	$26,957	$28,046	$29,951	$29,759	$32,264
As estimated at December 31, 2017	20,837	21,091	24,159	27,138	32,264
Net cumulative redundancy (deficiency)	$6,120	$6,955	$5,792	$2,621	$—
% redundancy (deficiency)	22.7%	24.8%	19.3%	8.8%	—%
The table below summarizes the impact on PPIX’s equity from changes in estimates of unpaid losses and loss adjustment expenses as of December 31, 2017 (dollars in thousands) (unaudited):

Reserve Range for Unpaid Loss and LAE	Aggregate Loss and LAE Reserve	Percentage Change in Equity (1)
Low End	$29,567	10%
Recorded	$32,264	—
High End	$36,849	(17)%
__________________

(1)	Net of tax
If the liability for losses and loss adjustment expenses were recorded at the high end of the actuarially-determined range, the liability for losses and loss adjustment expenses would increase by $4.6 million. This increase in reserves would have the effect of decreasing net income and equity as of December 31, 2017 by $3.0 million. If the liability for losses and loss adjustment expenses were recorded at the low end of the actuarially-determined range, the liability for losses and loss adjustment expenses at December 31, 2017 would be reduced by $2.7 million with a corresponding increase in net income and equity of $1.8 million.
If the liability for losses and loss adjustment expenses reserves were to adversely develop to the high end of the range, approximately $4.6 million of anticipated future payments for the losses and loss adjustment expenses would be required to be paid, thereby affecting cash flows in future periods as the payments for losses are made.
PCA’s Actuarial Ranges
The selection of the ultimate loss is based on information unique to each policy year and the judgment and expertise of PCA’s actuary and management.
The following table provides case and IBNR reserves for losses and loss adjustment expenses as of September 30, 2018, December 31, 2017 and December 31, 2016.
As of September 30, 2018 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves
(dollars in thousands)
Medical professional liability	$12,391	$5,521	$17,912
Other	—	—	—
Total net reserves	12,391	5,521	17,912
Reinsurance recoverables	924	1,079	2,003
Gross reserves	$13,315	$6,600	$19,915

As of December 31, 2017 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves	Actuarially Determined Range of Estimates
(dollars in thousands)				Low	High
Medical professional liability	$8,937	$8,180	$17,117	$15,756	$19,551
Other	—	—	—	—	—
Total net reserves	8,937	8,180	17,117	$15,756	$19,551
Reinsurance recoverables	460	1,008	1,468
Gross reserves	$9,397	$9,188	$18,585
As of December 31, 2016 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves	Actuarially Determined Range of Estimates
(dollars in thousands)				Low	High
Medical professional liability	$9,026	$12,251	$21,277	$18,893	$23,831
Other	—	—	—	—	—
Total net reserves	9,026	12,251	21,277	$18,893	$23,831
Reinsurance recoverables	189	1,536	1,725
Gross reserves	$9,215	$13,787	$23,002
At December 31, 2016, PCA recorded the actuary’s midpoint estimate plus $400,000 to provide for any retroactive adjustment to its death, disability, and retirement reserves (“DDR”) related to any prospective change in the actuaries’ DDR factors that were not recognized in 2016.
At September 30, 2018, December 31, 2017 and December 31, 2016, PCA’s total liability for losses and loss adjustment expenses was $19.9 million, 18.6 million and $23.0 million, respectively. During the years ended December 31, 2017 and 2016, PCA experienced favorable developments of $0.4 million and $1.2 million, respectively. The favorable development of $0.4 million during the year ended December 31, 2017 was primarily related to re-estimation of unpaid losses and loss adjustment expenses on all claims-made policy years. The favorable development of $1.2 million during the year ended December 31, 2016 was primarily related to the favorable development related to the reduction in the ultimate loss reserves on claims-made policies for the 2013 and 2015 years. During the nine months ended September 30, 2018, PCA had an unfavorable development of $2.3 million that was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2012, 2014 and 2015 policy years.
As discussed earlier, the estimation of PCA’s reserves is based on several actuarial methods, each of which incorporates many quantitative assumptions. The judgment of the actuary plays an important role in selecting among various loss development factors and selecting the appropriate method, or combination of methods, to use for a given policy year. PCA did not determine the ranges of expected variability around the actuarially determined central estimate.
Recent Variabilities of the Liability for
Unpaid Losses and Loss Adjustment Expenses, Net of Reinsurance Recoverables

Dollars in thousands (unaudited)	2013	2014	2015	2016	2017
As originally estimated	$29,401	$26,526	$25,675	$21,277	$17,177
As estimated at December 31, 2017	31,895	26,467	24,706	21,463	17,117
Net cumulative redundancy (deficiency)	$(2,494)	$59	$969	$(186)	$—
% redundancy (deficiency)	-8.5%	0.2%	3.8%	(0.9)%	—%

The table below summarizes the impact on PCA’s equity from changes in estimates of unpaid losses and loss adjustment expenses as of December 31, 2017 (dollars in thousands) (unaudited):

Reserve Range for Unpaid Loss and LAE	Aggregate Loss and LAE Reserve	Percentage Change in Equity (1)
Low End	$15,756	6%
Recorded	$17,117	—
High End	$19,551	(12)%
__________________

(1)	Net of tax
If the liability for losses and loss adjustment expenses were recorded at the high end of the actuarially-determined range, the losses and loss adjustment expenses would increase by $2.4 million. This increase in reserves would have the effect of decreasing net income and equity as of December 31, 2017 by $1.6 million. If the liability for losses and loss adjustment expense reserves were recorded at the low end of the actuarially-determined range, the liability for losses and loss adjustment expense reserves at December 31, 2017 would be reduced by $1.4 million with a corresponding increase in net income and equity of $0.9 million.
If the liability for losses and loss adjustment expenses were to adversely develop to the high end of the range, approximately $2.4 million of anticipated future payments for the losses and loss adjustment expenses would be required to be paid, thereby affecting cash flows in future periods as the payments for losses are made.
PIPE Actuarial Ranges
The selection of the ultimate loss is based on information unique to each policy year and the judgment and expertise of PIPE’s actuary and management.
The following table provides case and IBNR reserves for losses and loss adjustment expenses as of September 30, 2018, December 31, 2017 and December 31, 2016.
As of September 30, 2018 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves
(dollars in thousands)
Medical professional liability	$5,435	$4,586	$10,021
Other	—	—	—
Total net reserves	5,435	4,586	10,021
Reinsurance recoverables	54	231	285
Gross reserves	$5,489	$4,817	$10,306
As of December 31, 2017 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves	Actuarially Determined Range of Estimates
(dollars in thousands)				Low	High
Medical professional liability	$6,369	$5,236	$11,605	$10,727	$13,308
Other	—	—	—	—	—
Total net reserves	6,369	5,236	11,605	$10,727	$13,308
Reinsurance recoverables	—	156	156
Gross reserves	$6,369	$5,392	$11,761

As of December 31, 2016 (unaudited)

	Case Reserves	IBNR Reserves	Total Reserves	Actuarially Determined Range of Estimates
(dollars in thousands)				Low	High
Medical professional liability	$4,776	$7,476	$12,252	$9,930	$12,944
Other	—	—	—	—	—
Total net reserves	4,776	7,476	12,252	$9,930	$12,944
Reinsurance recoverables	—	91	91
Gross reserves	$4,776	$7,567	$12,343
At September 30, 2018, December 31, 2017 and December 31, 2016, the total liability for losses and loss adjustment expenses was $10.3 million, $11.8 million and $12.3 million, respectively. During the year ended December 31, 2016, PIPE had favorable development in the amount of $2,332,000, which was primarily related to commutation of the 2012 and 2013 reinsurance treaty in the amount of $1,729,000 as well as a favorable development in the amount of $603,000 related to the reduction in the ultimate loss reserves for occurrence policies in 2013 and 2014. The favorable development of $340,000 during the year ended December 31, 2017 was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2013 and 2014 policy years. During the nine months ended September 30, 2018, PIPE had a favorable development of $283,000 that was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2009, 2010 and 2011 policy years.
As discussed earlier, the estimation of PIPE’s reserves is based on several actuarial methods, each of which incorporates many quantitative assumptions. The judgment of the actuary plays an important role in selecting among various loss development factors and selecting the appropriate method, or combination of methods, to use for a given policy year. The ranges presented above represent the expected variability around the actuarially determined central estimate.
Recent Variabilities of the Liability for
Unpaid Losses and Loss Adjustment Expenses, Net of Reinsurance Recoverables

Dollars in thousands (unaudited)	2013	2014	2015	2016	2017
As originally estimated	$13,661	$15,797	$14,888	$12,252	$11,605
As estimated at December 31, 2017	13,553	12,633	11,337	11,740	11,605
Net cumulative redundancy (deficiency)	$108	$3,164	$3,551	$512	$—
% redundancy (deficiency)	0.8%	20.0%	23.9%	4.2%	—%
The table below summarizes the impact on PIPE’s equity from changes in estimates of unpaid losses and loss adjustment expenses as of December 31, 2017 (dollars in thousands) (unaudited):

Reserve Range for Unpaid Loss and LAE	Aggregate Loss and LAE Reserve	Percentage Change in Equity (1)
Low End	$10,727	5%
Recorded	$11,605	—
High End	$13,308	(9)%
__________________

(1)	Net of tax
If the liability for losses and loss adjustment expenses were recorded at the high end of the actuarially-determined range, the liability for losses and loss adjustment expenses would increase by $1.7 million. This increase in reserves would have the effect of decreasing net income and equity as of December 31, 2017 by $1.1 million. If the liability for losses and loss adjustment expenses were recorded at the low end of the actuarially-determined range, the liability for losses and loss adjustment expenses at December 31, 2017 would be reduced by $0.9 million with corresponding increases in net income and equity of $0.6 million.
If the liability for losses and loss adjustment expenses reserves were to adversely develop to the high end of the range, approximately $1.7 million of anticipated future payments for the losses and loss adjustment expenses would be required to be paid, thereby affecting cash flows in future periods as the payments for losses are made.
Investments
Each exchange’s fixed maturity and equity securities investments are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on investments, net of applicable income taxes, are reflected directly in equity as a component of comprehensive income (loss) and, accordingly, have no effect on net income (loss). Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold, or other-than-temporarily impaired.
Fair Value Measurements
Each exchange uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. Investment and mortgage-backed securities available for sale are recorded at fair value on a recurring basis. FASB ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The three levels of the fair value hierarchy under ASC Topic 820 are as follows:

Level 1:	Quoted (unadjusted) prices for identical assets in active markets

Level 2:
Quoted prices for similar assets in active markets, quoted prices for identical or similar assets in nonactive markets (few transactions, limited information, noncurrent prices, high variability over time, etc., inputs other than quoted prices that are observable for the asset (interest rates, yield curves, volatilities, default rates, etc., and inputs that are derived principally from or corroborated by other observable market data.

Level 3:	Unobservable inputs that cannot be corroborated by observable market data.
Under ASC Topic 820, each exchange bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in FASB ASC Topic 820. Fair value measurements for assets where there exists limited or no observable market data and, therefore, are based primarily upon the exchange’s or other third-party’s estimates, are often calculated based on the characteristics of the asset, the economic and competitive environment and other such factors. Management uses its best judgment in estimating the fair value of financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the exchange could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective period end and have not been re-evaluated or updated for purposes of the financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end. Additionally, changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future valuations.
Each exchange obtains one price for each security primarily from a third-party pricing service (“pricing service”), which generally uses quoted prices or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates, and prepayment speeds. As the exchange is responsible for the determination of fair value, it performs analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value.
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. The exchange’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
PPIX Investments
The fair value and unrealized losses for PPIX’s securities that were temporarily impaired as of September 30, 2018, December 31, 2017 and December 31, 2016 are as follows:

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
September 30, 2018 (unaudited):
U.S. Government and government agencies and authorities	$6,680	$67	$4,913	$158	$11,593	$225
Industrial and miscellaneous	15,932	323	7,529	381	23,461	704
Total fixed maturities	22,612	390	12,442	539	35,054	929
Common stocks, unaffiliated	448	188	517	157	965	345
Total temporarily impaired securities	$23,060	$578	$12,959	$696	$36,019	$1,274

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
December 31, 2017 (audited):
U.S. Government and government agencies and authorities	$—	$—	$8,997	$115	$8,997	$115
Industrial and miscellaneous	3,785	32	7,387	103	11,172	135
Total fixed maturities	3,785	32	16,384	218	20,169	250
Common stocks, unaffiliated	273	34	1,030	195	1,303	229
Total temporarily impaired securities	$4,059	$66	$17,414	$413	$21,472	$479

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
December 31, 2016 (audited):
U.S. Government and government agencies and authorities	$4,713	$119	$7,616	$57	$12,329	$176
Industrial and miscellaneous	6,445	191	3,936	19	10,381	210
Total fixed maturities	11,158	310	11,552	76	22,710	386
Common stocks, unaffiliated	400	10	445	193	845	203
Total temporarily impaired securities	$11,558	$320	$11,997	$269	$23,555	$589
The table below presents the level within the fair value hierarchy generally utilized by PPIX to estimate the fair value of assets disclosed on a recurring basis at September 30, 2018 (in thousands) (unaudited):

	Total	Level 1	Level 2	Level 3
Bonds	$41,775	$—	$41,775	$—
Common stocks	$2,860	$2,860	$—	$—
The table below presents the level within the fair value hierarchy generally utilized by PPIX to estimate the fair value of assets disclosed on a recurring basis at December 31, 2017 (in thousands) (audited):

	Total	Level 1	Level 2	Level 3
Bonds	$43,786	$—	$43,786	$—
Common stocks	$2,807	$2,807	$—	$—
The table below presents the level within the fair value hierarchy generally utilized by PPIX to estimate the fair value of assets disclosed on a recurring basis at December 31, 2016 (in thousands) (audited):

	Total	Level 1	Level 2	Level 3
Bonds	$39,155	$—	$39,155	$—
Common stocks	$2,491	$2,491	$—	$—
Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.
PPIX has evaluated each security and taken into account the severity and duration of the impairment, the current rating on the bond, and the outlook for the issuer according to independent analysts. PPIX has found that the declines in fair value are most likely attributable to increases in interest rates, and there is no evidence that the likelihood of not receiving all of the contractual cash flows as expected has changed. PPIX’s fixed maturity portfolio is managed by the company’s investment committee in concert with an outside investment manager for investment grade bond investments. By agreement, the investment manager cannot sell any security without the consent of PPIX’s investment committee if such sale will result in a net realized loss.
PPIX monitors its investment portfolio and reviews securities that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. When assessing whether the amortized cost basis of the security will be recovered, PPIX compares the present value of the cash flows likely to be collected, based on an evaluation of all available information relevant to the collectability of the security, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as the “credit loss.” If there is a credit loss, the impairment is considered to be other-than-temporary. If PPIX identifies that an other-than-temporary impairment loss has occurred, PPIX then determines whether it intends to sell the security, or if it is more likely than not that PPIX will be required to sell the security prior to recovering the amortized cost basis less any current-period credit losses. If PPIX determines that it does not intend to sell, and it is not more likely than not that PPIX will be required to sell the security, the amount of the impairment loss related to the credit loss will be recorded in earnings, and the remaining portion of the other-than-temporary impairment loss will be recognized in other comprehensive income (loss), net of tax. If PPIX determines that it intends to sell the security, or that it is more likely than not that PPIX will be required to sell the security prior to recovering its amortized cost basis less any current-period credit losses, the full amount of the other-than-temporary impairment will be recognized in earnings.
For the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016, PPIX determined that none of its securities were other-than-temporarily impaired. Adverse investment market conditions, or poor operating results of underlying investments, could result in impairment charges in the future.
PCA Investments
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. PCA’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The fair value and unrealized losses for PCA’s securities that were temporarily impaired as of September 30, 2018, December 31, 2017 and December 31, 2016 are as follows:

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
September 30, 2018 (unaudited):
U.S. Government and government agencies and authorities	$5,244	$95	$—	$—	$5,244	$95
Industrial and miscellaneous	19,207	518	—	—	19,207	518
Total fixed maturities	24,451	613	—	—	24,451	613
Common stocks, unaffiliated	282	17	254	21	536	38
Total temporarily impaired securities	$24,733	$630	$254	$21	$24,987	$651

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2017 (audited):
U.S. Government and government agencies and authorities	$2,508	$5	$4,806	$65	$7,314	$70
Industrial and miscellaneous	3,212	32	7,514	58	10,726	90
Total fixed maturities	5,720	37	12,320	123	18,040	160
Common stocks, unaffiliated	187	5	214	4	401	9
Total temporarily impaired securities	$5,907	$42	$12,535	$127	$18,441	$169

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2016 (audited):
U.S. Government and government agencies and authorities	$6,345	$61	$3,010	$9	$9,355	$70
Industrial and miscellaneous	4,034	52	2,011	21	6,045	73
Total fixed maturities	10,379	113	5,021	30	15,400	143
Common stocks, unaffiliated	462	26	376	39	838	65
Total temporarily impaired securities	$10,841	$139	$5,397	$69	$16,238	$208
The table below presents the level within the fair value hierarchy generally utilized by PCA to estimate the fair value of assets disclosed on a recurring basis at September 30, 2018 (in thousands) (unaudited):

	Total	Level 1	Level 2	Level 3
Bonds	$25,587	$—	$25,587	$—
Common stocks	$3,324	$3,324	$—	$—

The table below presents the level within the fair value hierarchy generally utilized by PCA to estimate the fair value of assets disclosed on a recurring basis at December 31, 2017 (in thousands) (audited):

	Total	Level 1	Level 2	Level 3
Bonds	$25,714	$—	$25,714	$—
Common stocks	$3,241	$3,241	$—	$—
The table below presents the level within the fair value hierarchy generally utilized by PCA to estimate the fair value of assets disclosed on a recurring basis at December 31, 2016 (in thousands) (audited):

	Total	Level 1	Level 2	Level 3
Bonds	$30,843	$—	$30,843	$—
Common stocks	$2,394	$2,394	$—	$—
Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.
PCA has evaluated each security and taken into account the severity and duration of the impairment, the current rating on the bond, and the outlook for the issuer according to independent analysts. PCA has found that the declines in fair value are most likely attributable to increases in interest rates, and there is no evidence that the likelihood of not receiving all of the contractual cash flows as expected has changed. PCA’s fixed maturity portfolio is managed by the company’s investment committee in concert with an outside investment manager for investment grade bond investments. By agreement the investment manager cannot sell any security without the consent of PCA’s investment committee if such sale will result in a net realized loss.
PCA monitors its investment portfolio and reviews securities that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. When assessing whether the amortized cost basis of the security will be recovered, PCA compares the present value of the cash flows likely to be collected, based on an evaluation of all available information relevant to the collectability of the security, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as the “credit loss.” If there is a credit loss, the impairment is considered to be other-than-temporary. If PCA identifies that an other-than-temporary impairment loss has occurred, PCA then determines whether it intends to sell the security, or if it is more likely than not that PCA will be required to sell the security prior to recovering the amortized cost basis less any current-period credit losses. If PCA determines that it does not intend to sell, and it is not more likely than not that PCA will be required to sell the security, the amount of the impairment loss related to the credit loss will be recorded in earnings, and the remaining portion of the other-than-temporary impairment loss will be recognized in other comprehensive income (loss), net of tax. If PCA determines that it intends to sell the security, or that it is more likely than not that PCA will be required to sell the security prior to recovering its amortized cost basis less any current-period credit losses, the full amount of the other-than-temporary impairment will be recognized in earnings.
For the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016, PCA determined that none of its securities were other-than-temporarily impaired. Adverse investment market conditions, or poor operating results of underlying investments, could result in impairment charges in the future.

PIPE Investments
The fair value and unrealized losses for PIPE’s securities that were temporarily impaired as of September 30, 2018, December 31, 2017 and December 31, 2016 are as follows:

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
September 30, 2018 (unaudited):
U.S. Government and government agencies and authorities	$1,928	$24	$1,869	$87	$3,797	$111
Industrial and miscellaneous	7,571	215	4,071	190	11,642	405
Total fixed maturities	9,499	239	5,940	277	15,439	516
Common stocks, unaffiliated	251	15	223	23	474	38
Total temporarily impaired securities	$9,750	$254	$6,163	$300	$15,913	$554

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
December 31, 2017 (audited):
U.S. Government and government agencies and authorities	$387	$2	$2,978	$120	$3,365	$122
Industrial and miscellaneous	6,920	54	1,707	12	8,627	66
Total fixed maturities	7,306	56	4,685	132	11,992	188
Common stocks, unaffiliated	187	6	98	2	285	8
Total temporarily impaired securities	$7,494	$62	$4,783	$135	$12,277	$196

	Less than 12 months (dollars in thousands)		12 months or longer (dollars in thousands)		Total (dollars in thousands)
Description of securities	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
December 31, 2016 (audited):
U.S. Government and government agencies and authorities	$4,705	$105	$520	$43	$5,225	$148
Industrial and miscellaneous	1,458	15	1,937	26	3,395	41
Total fixed maturities	6,163	120	2,457	69	8,620	189
Common stocks, unaffiliated	602	20	—	—	602	20
Total temporarily impaired securities	$6,765	$140	$2,457	$69	$9,222	$209

The table below presents the level within the fair value hierarchy generally utilized by PIPE to estimate the fair value of assets disclosed on a recurring basis at September 30, 2018 (in thousands) (unaudited):

	Total	Level 1	Level 2	Level 3
Bonds	$19,449	$—	$19,449	$—
Common stocks	$1,920	$1,920	$—	$—
=The table below presents the level within the fair value hierarchy generally utilized by PIPE to estimate the fair value of assets disclosed on a recurring basis at December 31, 2017 (in thousands) (audited):

	Total	Level 1	Level 2	Level 3
Bonds	$21,229	$—	$21,229	$—
Common stocks	$1,820	$1,820	$—	$—
The table below presents the level within the fair value hierarchy generally utilized by PIPE to estimate the fair value of assets disclosed on a recurring basis at December 31, 2016 (in thousands) (audited):

	Total	Level 1	Level 2	Level 3
Bonds	$16,619	$—	$16,619	$—
Common stocks	$1,231	$1,231	$—	$—
Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.
PIPE has evaluated each security and taken into account the severity and duration of the impairment, the current rating on the bond, and the outlook for the issuer according to independent analysts. PIPE has found that the declines in fair value are most likely attributable to increases in interest rates, and there is no evidence that the likelihood of not receiving all of the contractual cash flows as expected has changed. PIPE’s fixed maturity portfolio is managed by its investment committee in concert with an outside investment manager for investment grade bond investments. By agreement, the investment manager cannot sell any security without the consent of PIPE’s investment committee if such sale will result in a net realized loss.
PIPE monitors its investment portfolio and reviews securities that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. When assessing whether the amortized cost basis of the security will be recovered, PIPE compares the present value of the cash flows likely to be collected, based on an evaluation of all available information relevant to the collectability of the security, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as the “credit loss.” If there is a credit loss, the impairment is considered to be other-than-temporary. If PIPE identifies that an other-than-temporary impairment loss has occurred, PIPE then determines whether it intends to sell the security, or if it is more likely than not that PIPE will be required to sell the security prior to recovering the amortized cost basis less any current-period credit losses. If PIPE determines that it does not intend to sell, and it is not more likely than not that PIPE will be required to sell the security, the amount of the impairment loss related to the credit loss will be recorded in earnings, and the remaining portion of the other-than-temporary impairment loss will be recognized in other comprehensive income (loss), net of tax. If PIPE determines that it intends to sell the security, or that it is more likely than not that PIPE will be required to sell the security prior to recovering its amortized cost basis less any current-period credit losses, the full amount of the other-than-temporary impairment will be recognized in earnings.

For the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016, PIPE determined that none of its securities were other-than-temporarily impaired. Adverse investment market conditions, or poor operating results of underlying investments, could result in impairment charges in the future.
Management of each exchange reviews the reasonableness of the pricing provided by the independent pricing service by employing various analytical procedures. Management reviews all securities to identify recent downgrades, significant changes in pricing, and pricing anomalies on individual securities relative to other similar securities. This will include looking for relative consistency across securities in common sectors, durations, and credit ratings. This review will also include all fixed maturity securities rated lower than “A” by Moody’s or S&P. If, after this review, management does not believe the pricing for any security is a reasonable estimate of fair value, then it will seek to resolve the discrepancy through discussions with the pricing service. In its review, management did not identify any such discrepancies for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016; accordingly, no adjustments were made to the estimates provided by the pricing service for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016. The classification within the fair value hierarchy of ASC 820, Fair Value Measurement, is then confirmed based on the final conclusions from the pricing review.
Deferred Policy Acquisition Costs
Certain direct acquisition costs consisting of commissions, premium taxes and certain other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off.
At September 30, 2018, December 31, 2017 and December 31, 2016, PPIX’s deferred acquisition costs and the related unearned premium reserves were as follows (dollars in thousands):

	September 30, 2018	December 31, 2017	December 31, 2016
	(unaudited)	(audited)	(audited)
Deferred acquisition costs	$2,191	$2,504	$1,714
Unearned premium reserves	$7,373	$8,211	$7,435
At September 30, 2018, December 31, 2017 and December 31, 2016, PCA’s deferred acquisition costs and the related unearned premium reserves were as follows (dollars in thousands):

	September 30, 2018	December 31, 2017	December 31, 2016
	(unaudited)	(audited)	(audited)
Deferred acquisition costs	$882	$1,189	$1,219
Unearned premium reserves	$4,575	$5,494	$6,706

At September 30, 2018, December 31, 2017 and December 31, 2016, PIPE’s deferred acquisition costs and the related unearned premium reserves were as follows (dollars in thousands):

	September 30, 2018	December 31, 2017	December 31, 2016
	(unaudited)	(audited)	(audited)
Deferred acquisition costs	$551	$385	$422
Unearned premium reserves	$2,014	$1,609	$1,753
Reinsurance Recoverable
The exchanges cede reinsurance risk to other insurance companies. This arrangement allows the exchange to reduce the net loss potential arising from large risks. Reinsurance contracts do not relieve the exchange of its obligation to its policyholders. Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The reinsurance contracts provide for return premium based on the actual loss experience of the written and reinsured business. Each exchange estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance contract.
Income Taxes
Each exchange uses the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of its assets and liabilities. The effect of a change in tax rates is recognized in the period of the enactment date.
Each exchange exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require the exchange to make projections of future taxable income. The judgments and estimates the exchange makes in determining its deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require the exchange to record a valuation allowance against its deferred tax assets.
PPIX Deferred Tax Assets
PPIX had gross deferred tax assets of $0.9 million and $1.2 million at December 31, 2017 and December 31, 2016, respectively. PPIX had gross deferred tax assets of $0.8 million and $1.2 million at September 30, 2018 and 2017, respectively. A valuation allowance is required to be established for any portion of the deferred tax asset for which PPIX believes it is more likely than not that it will not be realized. PPIX believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance had been established at December 31, 2017 and December 31, 2016 as well as at September 30, 2018 and 2017.
On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into law. Most of the provisions of this bill affect corporate taxes paid in 2018 and beyond including reducing the top corporate tax rate from 34% to 21%. Under GAAP, however, deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, PPIX has measured its deferred income taxes at September 30, 2018 and December 31, 2017 using a tax rate of 21%. The effect on surplus was a decrease of approximately $26,000 for the year ended December 31, 2017.
At September 30, 2018, December 31, 2017, and December 31, 2016, PPIX had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2014 through 2017 are open for examination.
PCA Deferred Tax Assets
PCA had gross deferred tax assets of $0.5 million,and $0.8 million at December 31, 2017 and December 31, 2016, respectively. PCA had gross deferred tax assets of approximately $0.5 million and $0.7 million at September 30, 2018 and 2017, respectively. A valuation allowance is required to be established for any portion of the deferred tax asset for which PCA believes it is more likely than not that it will not be realized. PCA believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance had been established at December 31, 2017 and December 31, 2016 as well as at September 30, 2018 and 2017.
Although most of the provisions of the TCJA will not affect corporate taxes paid until 2018 and beyond, under GAAP, deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, PCA has measured its deferred income taxes at September 30, 2018 and December 31, 2017 using a tax rate of 21%. The effect on surplus was a decrease of $63,000 for the year ended December 31, 2017.
At September 30, 2018, December 31, 2017, and December 31, 2016, PCA had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2014 through 2016 are open for examination.
PIPE Deferred Tax Assets
PIPE had gross deferred tax assets of $0.3 million and $0.5 million at December 31, 2017 and 2016, respectively. PIPE had gross deferred tax assets of $0.3 million and $0.5 million at September 30, 2018 and 2017, respectively. A valuation allowance is required to be established for any portion of the deferred tax asset for which PIPE believes it is more likely than not that it will not be realized. PIPE believes it is more likely than not that all of the deferred tax assets will be realized. Accordingly, no valuation allowance had been established at September 30, 2018, December 31, 2017, and December 31, 2016.
Although most of the provisions of the TCJA will not affect corporate taxes paid until 2018 and beyond, under GAAP deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, PIPE has measured its deferred income taxes at September 30, 2018 and December 31, 2017 using a tax rate of 21%. The effect on surplus was a decrease of $94,000 for the year ended December 31, 2017.
At September 30, 2018, December 31, 2017 and December 31, 2016, PCA had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2014 through 2017 are open for examination.
Results of Operations of PPIX
PPIX’s results of operations are influenced by factors affecting the MPLI industry in general. The operating results of the United States MPLI industry are subject to significant variations due to competition, changes in regulation, rising medical expenses, judicial trends, fluctuations in interest rates and other changes in the investment environment.
PPIX premium levels and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the MPLI industry historically has been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced MPLI business. The markets PPIX operates in, and the national MPLI markets, are currently experiencing a soft market cycle. Therefore, it is generally unlikely that insurers will be able to increase their rates or profit margins. A soft market typically has a negative effect on premium growth, which can include absolute reductions in premiums written.

The major components of PPIX’s operating revenues and net income are as follows (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues:
Net premiums earned	$9,644	$9,694	$12,275	$8,591
Total revenues	9,644	9,694	12,275	8,591
Expenses:
Losses and loss adjustment expenses	5,435	6,540	7,733	3,920
Underwriting expenses	4,906	4,047	5,787	4,391
Underwriting (loss) income	(697)	(893)	(1,245)	280
Investment income, net of investment expense	873	769	1,038	1,145
Realized investment gains (losses), net	30	35	(66)	38
Interest expense	(5)	(7)	(9)	(53)
Income (loss) before income taxes	201	(95)	(282)	1,411
Income tax expense (benefit)	7	(170)	(260)	586
Net income (loss)	$194	$75	$(22)	$825
Premiums Written and Premiums Earned
Direct written premium for the year ended December 31, 2017 was $15.3 million as compared to $13.8 million for the year ended December 31, 2016, or an 11% increase. Direct premium earned for the year ended December 31, 2017 was $14.6 million as compared to $12.9 million for the year ended December 31, 2016, or a 13% increase. Direct ceded premium earned for the year ended December 31, 2017 was $2.3 million as compared to $4.3 million during the year ended December 31, 2016.
Direct written premium for the nine months ended September 30, 2018 was $10.3 million as compared to $10.3 million for the nine months ended September 30, 2017, or a 0.4% increase. Direct premium earned for the nine months year ended September 30, 2018 was $11.2 million as compared to $10.7 million for the nine months ended September 30, 2017, or a 4.7% increase. Direct ceded premium earned for the nine months ended September 30, 2018 was $1.5 million as compared to $1.0 million during the nine months ended September 30, 2017.
Net Investment Income
The following table sets forth our average cash and invested assets and investment income for the reported periods (dollars in thousands) (unaudited):

	Nine Months Ended September 30		Year Ended December 31,
	2018	2017	2017	2016
Average cash and invested assets	$51,479	$49,709	$50,823	$48,351
Net investment income	873	769	1,038	1,145
Return on average cash and invested assets (1)	2.26%	2.06%	2.04%	2.37%
__________________

(1)	Return on average cash and invested assets is calculated on an annualized basis.

Investment Income, Net of Expenses
Net investment income for the year ended December 31, 2017 was $1.0 million as compared to $1.1 million for the year ended December 31, 2016. The average monthly net investment income decreased from $95,000 during the year ended December 31, 2016 to $87,000 during the year ended December 31, 2017.
Net investment income for the nine months ended September 30, 2018 was $0.9 million as compared to $0.8 million for the nine months ended September 30, 2017. The average monthly net investment income increased from $85,000 during the nine months ended September 30, 2017 to $97,000 during the nine months ended September 30, 2018. The increase in net investment income is due to an increase of $1.8 million in average cash and invested assets and a 20 basis point increase in the return earned on such assets when comparing the nine months ended September 30, 2018 to the same period in 2017.
Realized Investment Gains (Losses), Net
PPIX had a net realized investment loss of $(66,000) for the year ended December 31, 2017 as compared to a net realized investment gain of $38,000 for the year ended December 31, 2016. PPIX had a net realized investment gain of $30,000 for the nine months ended September 30, 2018 as compared to a net realized gain of $35,000 for the nine months ended September 30, 2017.
PPIX’s fixed maturity investments and equity investments are classified as available for sale because it will, from time to time, make sales of securities that are not impaired, consistent with its investment goals and policies. At December 31, 2017, PPIX had gross unrealized losses on fixed maturity securities of approximately $250,000 as compared to a gross unrealized losses on fixed maturity securities of $386,000 at December 31, 2016. At September 30, 2018, PPIX had gross unrealized losses on fixed maturity securities of approximately $929,000 as compared to a gross unrealized losses on fixed maturity securities of $161,000 at September 30, 2017. Most of these unrealized losses were attributable to fluctuations in interest rates. PPIX has evaluated each security and taken into account the severity and duration of the impairment, the current rating on the bond, and the outlook for the issuer according to independent analysts. PPIX believes that the foregoing declines in fair value in its existing portfolio are most likely attributable to fluctuations in interest rates and there is no evidence that it will not recover the entire amortized cost basis.
Underwriting Income (Loss)
As discussed above, PPIX evaluates its insurance operations by monitoring certain key measures of growth and profitability. In addition to using GAAP based performance measurements, PPIX also utilizes certain financial performance measures that are used widely in the property and casualty insurance industry and that it believes are valuable in managing its business and for comparison to its peers. These financial performance measures are underwriting income, losses and loss adjustment expenses ratio, expense ratio, combined ratio, and net written premiums to statutory surplus ratio.
Underwriting income (loss) measures the pretax profitability of a company’s insurance business. It is derived by subtracting losses and loss adjustment expenses, amortization of deferred policy acquisition costs, and underwriting and administrative expenses from earned premiums. Each of these captions is presented in our statements of operations but not subtotaled. The sections below provide more insight into the variances in the categories of losses and loss adjustment expenses and amortization of deferred policy acquisition costs and underwriting and administrative expense, which impact underwriting profitability.
Losses and Loss Adjustment Expenses
PPIX’s losses and loss adjustment expenses ratio was 63.0% for the year ended December 31, 2017 as compared to 45.6% for the year ended December 31, 2016. PPIX’s losses and loss adjustment expenses ratio was 56.4% for the nine months ended September 30, 2018 as compared to 67.5% for the nine months ended September 30, 2017.
During the years ended December 31, 2017 and 2016, PPIX had favorable developments of $2.6 million and $4.4 million, respectively. The positive development in both 2017 and 2016 was primarily a result of the settlement of known claims below the amount for which they had been previously reserved, as well as additional revisions to the Company’s estimate of its ultimate losses for the 2012 through 2015 accident years.  During both 2017 and 2016, based on the low level of claims outstanding, as well as favorable development on the settlement of known claims relating to these accident years, management revised its estimate of the ultimate losses for the 2012 through 2015 accident years and reduced the corresponding reserve for incurred but not reported claims, contributing to the positive development on prior accident years during the years ended December 31, 2017 and 2016.
During the nine months ended September 30, 2018 and 2017, PPIX had no favorable or unfavorable developments related to its loss reserves.
As discussed in “Critical Accounting Policies”, the MPLI line of business is prone to variability in the loss reserving process due to the extended period of time during which claims can be made. Adjustments to our original estimates resulting from claims are not made until the period in which there is reasonable evidence that an adjustment to the reserve is appropriate.
Amortization of Deferred Policy Acquisition Costs and Underwriting and Administrative Expenses
Total underwriting and administrative expenses, including amortization of deferred policy acquisition costs, were $5.8 million for the year ended December 31, 2017 as compared to $4.4 million for the year ended December 31, 2016. Total underwriting and administrative expenses, including amortization of deferred policy acquisition costs, were $5.4 million for the nine months ended September 30, 2018 as compared to $6.5 million for the nine months ended September 30, 2017. Administrative costs are directly tied to the amount of premiums written by PPIX in a given period, because the fees payable to SIS are equal to 25% of the premiums written by PPIX.
Income (Loss) Before Income Taxes
For the year ended December 31, 2017, PPIX had pre-tax loss of $(282,000) as compared to a pre-tax income of $1.4 million for the year ended December 31, 2016. For the nine months ended September 30, 2018, PPIX had pre-tax income of $201,000 as compared to a pre-tax loss of $(95,000) for the nine months ended September 30, 2017.
Income Tax Expense (Benefit)
The provision for income taxes for the year ended December 31, 2017 was a benefit of $(260,000) as compared to a provision for income tax expense of $586,000 for the year ended December 31, 2016. The provision for income taxes for the nine months ended September 30, 2018 was an expense of $7,000 as compared to a provision for income tax benefit of $(170,000) for the nine months ended September 30, 2017. PPIX’s effective tax rate for the years ended December 31, 2017 and 2016 was 34% and an effective tax rate of 21% for the nine months ended September 30, 2018.
Net Income (Loss)
For the year ended December 31, 2017, PPIX had net loss of $(22,000) as compared to a net income of $824,000 for the year ended December 31, 2016. For the nine months ended September 30, 2018, PPIX had net income of $194,000 as compared to net income of $75,000 for the nine months ended September 30, 2017.
Mandatory Assumed Reinsurance:
PPIX is required to participate in PIGA, which was formed to pay claims on policies issued by insolvent Pennsylvania domiciled property and casualty insurers. Each Pennsylvania domiciled property and casualty insurer pays PIGA an annual assessment based on its premiums written in Pennsylvania. PPIX incurred assessment fee expense (refund) of $(28,000) and $35,000 for the years ended December 31, 2017 and 2016, respectively. PPIX incurred assessment fee expense of $21,000 and $22,000 for the nine months ended September 30, 2018 and 2017, respectively.
Financial Position of PPIX
At December 31, 2017, PPIX had total assets of $67.2 million as compared to $64.1 million at December 31, 2016. The increase in total assets is primarily attributable to an increase in total cash and invested assets by $4.0 million from December 31, 2016 to December 31, 2017 due to timing of investment in securities and more premiums written in 2017 as compared to 2016, an increase in premiums receivable by $1.1 million, increase in deferred acquisition costs of $0.8 million, all of which were offset by a decrease in reinsurance receivables, which are attributable mainly to the timing of payments from reinsurers, of $2.6 million.

At September 30, 2018, PPIX had total assets of $63.8 million as compared to $63.4 million at September 30, 2017. The decrease in total assets from December 31, 2017 to September 30, 2018 is primarily attributable to an decrease in total cash and invested assets by $2.7 million due to timing of investment in securities, a decrease in premiums receivable by $1.0 million, a decrease in deferred acquisition costs of $0.3 million, and an increase in reinsurance receivables, which are attributable mainly to the timing of payments from reinsurers, of $0.5 million.
At December 31, 2017, PPIX had total liabilities of $49.6 million as compared to $47.2 million at December 31, 2016. The increase between December 31, 2016 to December 31, 2017 is primarily attributable to a $3.2 million increase in the liability for losses and loss adjustment expenses, a $1.2 million decrease in unearned and advance premiums, a decrease in other liabilities of $0.9 million, and repayment of surplus notes in the amount of $0.5 million.
At September 30, 2018, PPIX had total liabilities of $46.7 million as compared to $45.8 million at September 30, 2017. The decrease in total liabilities between December 31, 2017 to September 30, 2018 is primarily attributable to a $0.6 million decrease in the liability for losses and loss adjustment expenses, a $1.2 million decrease in unearned and advance premiums, and a decrease in other liabilities of $1.0 million.
At December 31, 2017, total equity was $17.5 million as compared to $16.9 million at December 31, 2016. The increase in equity during the year ended December 31, 2017 is attributable to comprehensive income of $650,000. At September 30, 2018, total equity was $17.1 million as compared to $17.6 million at September 30, 2017. The decrease in equity during the nine months ended September 30, 2018 is attributable to a comprehensive loss of $0.5 million .
Effect of Conversion on PPIX
As a result of the conversion, PPIX will merge with and into PPIX Conversion Corp., and PPIX will no longer exist as a separate company. Upon completion of the conversions of PPIX, PCA and PIPE, the combination of PPIX Conversion Corp., PIPE Conversion Corp., and PCA Conversion Corp., and the offering, the pro forma shareholders’ equity of Positive Insurance will be approximately $43.6 million assuming that no contribution to Positive Insurance of any of the net proceeds from the offering. See “Use of Proceeds.” This increased capitalization should permit Positive Insurance to (i) increase direct premium volume to the extent competitive conditions permit, (ii) increase net premium volume by decreasing reliance on reinsurance, and (iii) enhance investment income by increasing Positive Insurance’s investment portfolio.
Liquidity and Capital Resources of PPIX
PPIX generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.
PPIX maintains investment and reinsurance programs that are intended to provide sufficient funds to meet its obligations without forced sales of investments. PPIX maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.
The following table summarizes, as of September 30, 2018, PPIX’s future payments under contractual obligations and estimated claims and claims related payments for continuing operations.

	Payments due by period
	(Dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Estimated gross losses & loss adjustment expense payments	$28,213	$636	$6,735	$15,191	$5,650
Total Contractual Obligations	$28,213	$636	$6,735	$15,191	$5,650
The timing of the amounts of the gross losses and loss adjustment expense payments is an estimate based on historical experience and the expectations of future payment patterns. However, the timing of these payments may vary from the amounts stated above.

Cash flows from continuing operations for nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016 were as follows (dollars in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016
	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows (used in) provided by operating activities	$(1,687)	$1,444	$3,741	$1,221
Cash flows provided by (used in) investing activities	829	(4,086)	(6,082)	(1,544)
Cash flows used in financing activities	(45)	(580)	(595)	(55)
Net decrease in cash and cash equivalents	$(903)	$(3,222)	$(2,936)	$(378)
For the year ended December 31, 2017, cash flows from operations were $3.7 million as compared to $1.2 million during the year ended December 31, 2016. The increase in cash flows from operating activities was primarily attributable to the timing of paid losses. For the year ended December 31, 2017, cash flows from investing activities were $(6.1) million as compared to $(1.5) million for the year ended December 31, 2016. The decrease in cash flows from investing activities is primarily attributable to the time necessary to reinvest maturing securities. For the year ended December 31, 2017, cash flows from financing activities were $(0.6) million as compared to $(55,000) for the year ended December 31, 2016. The decrease in cash flows from financing activities is attributable to repayment of long-term debt and surplus notes.
For the nine months ended September 30, 2018, cash flows from operations were $(1.7) million as compared to $1.4 million during the nine months ended September 30, 2017. The decrease in cash flows during the nine months ended September 30, 2018 from operating activities was primarily attributable to the timing of paid losses. For the nine months ended September 30, 2018, cash flows from investing activities were $0.9 million as compared to $(4.1) million for the nine months ended September 30, 2017. The increase in cash flows during the nine months ended September 30, 2018 from investing activities is primarily attributable to the time necessary to reinvest maturing securities. For the nine months ended September 30, 2018, cash flows from financing activities were $(45,000) as compared to $(580,000) for the nine months ended September 30, 2017. The decrease in cash flows during the nine months ended September 30, 2018 from financing activities is attributable to repayment of long-term debt.
The Company’s principal source of liquidity will be dividend payments from Positive Insurance. Positive Insurance will be restricted by the insurance laws of Pennsylvania as to the amount of dividends or other distributions it may pay to the Company. Positive Insurance may pay dividends to us after notice to, but without prior approval of, the Pennsylvania Insurance Department in an amount not to exceed the greater of (i) 10% of the surplus of Positive Insurance as reported on its most recent annual statement filed with the Pennsylvania Insurance Department, or (ii) the statutory net income of Positive Insurance for the period covered by such annual statement. Dividends in excess of this amount are considered “extraordinary” and are subject to the approval of the Pennsylvania Insurance Department.
The amount available for payment of dividends from Positive Insurance after the conversions without the prior approval of the Pennsylvania Insurance Department is approximately $4.3 million based upon the estimated pro forma statutory surplus of Positive Insurance. Prior to its payment of any dividend, Positive Insurance will be required to provide notice of the dividend to the Pennsylvania Insurance Department. This notice must be provided to the Pennsylvania Insurance Department 30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The Pennsylvania Insurance Department has the power to limit or prohibit dividends if Positive Insurance is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity.
Upon completion of the offering, the Company will become a public company and will become subject to the proxy solicitation, periodic reporting, insider trading and other requirements of the Exchange Act and to most of the provisions of the Sarbanes-Oxley Act of 2002. As a result, the Company anticipates incurring significant increases in expenses related to accounting and legal services that will be necessary to comply with such requirements. We estimate that the cost of initial compliance with the requirements of the Sarbanes-Oxley Act will be approximately $350,000 and that compliance with the ongoing requirements of the Exchange Act and the Sarbanes-Oxley Act will result in an increase of approximately $200,000 in annual operating expenses.
Off-Balance Sheet Arrangements
PPIX has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, results of operations, liquidity, capital expenditures, or capital reserves.
Quantitative and Qualitative Information about Market Risk
Market Risk
Market risk is the risk that a company will incur losses due to adverse changes in the fair value of financial instruments. The exchanges have exposure to three principal types of market risk through their investment activities: interest rate risk, credit risk and equity risk. The exchanges’ primary market risk exposure is to changes in interest rates. None of the exchanges has entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes.
Interest Rate Risk
Interest rate risk is the risk that a company will incur economic losses due to adverse changes in interest rates. Each exchange’s exposure to interest rate changes primarily results from its significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the fair value of these securities.
The average duration of the debt securities in the investment portfolios of PPIX, PCA, and PIPE at September 30, 2018 was 3.47 years, 3.22 years, and 4.02 years, respectively. Each exchange’s debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. Each exchange carries these investments as available for sale. This allows the exchange to manage its exposure to risks associated with interest rate fluctuations through active review of its investment portfolio by its management, its investment advisers and board of directors.
Fluctuations in near-term interest rates could have an impact on each exchange’s results of operations and cash flows. Certain of these securities may have call features. In a declining interest rate environment these securities may be called by their issuer and replaced with securities bearing lower interest rates. If an exchange is required to sell these securities in a rising interest rate environment it may recognize losses.
As a general matter, each exchange attempts to match the durations of its assets with the durations of its liabilities. Each exchange’s investment objectives include maintaining adequate liquidity to meet its operational needs, optimizing its after-tax investment income, and its after-tax total return, all of which are subject to the exchange’s tolerance for risk.

The table below shows the interest rate sensitivity of PPIX’s fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of its investment securities that are subject to interest rate changes) at September 30, 2018 (unaudited):

Hypothetical Change in Interest Rates	Estimated Change in Fair Value	Fair Value
	(Dollars in thousands)
200 basis point increase	$(2,985)	$38,790
100 basis point increase	(1,491)	40,284
No change		41,775
100 basis point decrease	1,482	43,257
200 basis point decrease	2,966	44,741
The table below shows the interest rate sensitivity of PCA’s fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of its investment securities that are subject to interest rate changes) at September 30, 2018 (unaudited):

Hypothetical Change in Interest Rates	Estimated Change in Fair Value	Fair Value
	(Dollars in thousands)
200 basis point increase	$(1,828)	$23,759
100 basis point increase	(913)	24,674
No change		25,587
100 basis point decrease	908	26,495
200 basis point decrease	1,817	27,404
The table below shows the interest rate sensitivity of PIPE’s fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of its investment securities that are subject to interest rate changes) at September 30, 2018 (unaudited):

Hypothetical Change in Interest Rates	Estimated Change in Fair Value	Fair Value
	(Dollars in thousands)
200 basis point increase	$(1,390)	$18,059
100 basis point increase	(694)	18,755
No change		19,449
100 basis point decrease	690	20,139
200 basis point decrease	1,381	20,830
Credit Risk
Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. Each exchange addresses this risk by investing primarily in fixed maturity securities that are rated at least “A” by Moody’s or an equivalent rating quality. Each exchange also independently, and through its outside investment manager, monitors the financial condition of all of the issuers of fixed maturity securities in the portfolio. To limit its exposure to risk, each exchange employs diversification rules that limit the credit exposure to any single issuer or asset class.

Equity Risk
Equity price risk is the risk that the exchange will incur economic losses on its equity securities due to adverse changes in equity prices.
Impact of Inflation
Increases in the cost of medical procedures and related services can affect the losses that we may incur in connection with resolving claims under policies that we issue. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. The exchanges, like all insurance companies, establish insurance premiums levels before the amount of loss and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, the exchanges attempt to anticipate the potential impact of inflation when establishing rates. Because inflation has remained relatively low in recent years, financial results have not been significantly affected by it.
Results of Operations of PCA
PCA’s results of operations are influenced by factors affecting the MPLI industry in general. The operating results of the United States MPLI industry are subject to significant variations due to competition, regulation and changes in regulation, rising medical expenses, judicial trends, fluctuations in interest rates and other changes in the investment environment.
PCA premium levels and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the MPLI industry historically has been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced MPLI business. The markets in which PCA operates, and the national MPLI markets, are currently experiencing a soft market cycle. Therefore, it is generally unlikely that insurers will be able to increase their rates or profit margins. A soft market typically has a negative effect on premium growth, which can include absolute reductions in premiums written.
The major components of PCA’s operating revenues and net income are as follows (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues:
Net premiums earned	$4,475	$5,753	$7,480	$13,310
Total revenues	4,475	5,753	7,480	13,310
Expenses:
Losses and loss adjustment expenses	5,052	2,646	4,012	6,550
Underwriting expenses	2,426	2,603	3,375	5,457
Underwriting (loss) income	(3,003)	504	92	1,303
Investment income, net of investment expenses	550	395	571	633
Realized investment gains (losses), net	11	15	13	(10)
Interest expense	—	(31)	(31)	—
(Loss) income before income taxes	(2,442)	883	645	1,926
Income tax (benefit) expense	(515)	225	209	671
Net (loss) income	$(1,927)	$658	$436	$1,255
Premiums Written and Premiums Earned
Direct written premium for year ended December 31, 2017 was $7.7 million as compared to $11.9 million for the year ended December 31, 2016, or a 36% decrease. Direct premium earned for the year ended December 31, 2017 was $8.9 million as compared to $15.7 million for the year ended December 31, 2016, or a 43% decrease. Direct ceded premium earned for the year ended December 31, 2017 was $1.4 million as compared to $2.4 million during the year ended December 31, 2016 or a 41% decrease.
Direct written premium for the nine months ended September 30, 2018 was $4.2 million as compared to $5.1 million for the nine months ended September 30, 2017, or a 16.4% decrease. Direct premium earned for the nine months year ended September 30, 2018 was $5.2 million as compared to $6.8 million for the nine months ended September 30, 2017, or a 24.8% decrease. Direct ceded premium earned for the nine months ended September 30, 2018 was $0.7 million as compared to $1.1 million during the nine months ended September 30, 2017.
Net Investment Income
The following table sets forth our average invested assets and investment income for the reported periods (dollars in thousands) (unaudited):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Average cash and invested assets	$32,335	$37,566	$36,120	$42,845
Net investment income	550	395	571	633
Return on average cash and invested assets (1)	2.27%	1.40%	1.58%	1.48%
__________________

(1)	Return on average cash and invested assets is calculated on an annualized basis.
Investment Income, Net of Expenses
Net investment income for the year ended December 31, 2017 was $0.6 million as compared to $0.6 million for the year ended December 31, 2016. Net investment income held steady during the year ended December 31, 2017 as compared to the year ended December 31, 2016 despite a 15.7% decrease in average cash and invested assets. The average monthly net investment income was approximately $53,000 per month during the year ended December 31, 2016 and $48,000 per month during the year ended December 31, 2017.
Net investment income for the nine months ended September 30, 2018 was $0.5 million as compared to $0.4 million for the nine months ended September 30, 2017. The average monthly net investment income increased from $44,000 during the nine months ended September 30, 2017 to $61,000 during the nine months ended September 30, 2018 due to a 80 basis point increase in the return on average cash and invested assets.
Realized Investment Gains (Losses), Net
PCA had net realized gains of approximately $13,000 for the year ended December 31, 2017 as compared to net realized losses of approximately $(10,000) for the year ended December 31, 2016. PCA had a net realized investment gain of $11,000 for the nine months ended September 30, 2018 as compared to a net realized gain of $15,000 for the nine months ended September 30, 2017.
PCA’s fixed maturity investments and equity investments are classified as available for sale because it will, from time to time, make sales of securities that are not impaired, consistent with our investment goals and policies. At December 31, 2017, PCA had gross unrealized losses on fixed maturity securities of approximately $160,000 as compared to gross unrealized losses on fixed maturity securities of approximately $143,000 at December 31, 2016. At September 30, 2018, PCA had a gross unrealized loss on fixed maturity securities of approximately $613,000 as compared to a gross unrealized loss on fixed maturity securities of $81,000 at September 30, 2017. Most of these unrealized losses were attributable to an increase in interest rates. PCA has evaluated each security and taken into account the severity and duration of the impairment, the current rating on the bond, and the outlook for the issuer according to independent analysts. PCA believes that the foregoing declines in fair value in its existing portfolio are most likely attributable to short-term market trends, and there is no evidence that it will not recover the entire amortized cost basis.

Underwriting Income
As discussed above, PCA evaluates its insurance operations by monitoring certain key measures of growth and profitability. In addition to using GAAP based performance measurements, PCA also utilizes certain financial performance measures that are used widely in the property and casualty insurance industry and that it believes are valuable in managing its business and for comparison to its peers. These financial performance measures are underwriting income (loss), losses and loss adjustment expenses ratio, expense ratio, combined ratio, and net written premiums to statutory surplus ratio.
Underwriting income measures the pretax profitability of a company’s insurance business. It is derived by subtracting losses and loss adjustment expenses, amortization of deferred policy acquisition costs, and underwriting and administrative expenses from earned premiums. Each of these captions is presented in our statements of operations but not subtotaled. The sections below provide more insight into the variances in the categories of losses and loss adjustment expenses and amortization of deferred policy acquisition costs and underwriting and administrative expense, which impact underwriting profitability.
Losses and Loss Adjustment Expenses
PCA’s losses and loss adjustment expenses ratio was 53.6% for the year ended December 31, 2017 as compared to 49.2% for the year ended December 31, 2016. PCA’s losses and loss adjustment expenses ratio was 112.9% as compared to 46.0% for the nine months ended September 30, 2017.
During the year ended December 31, 2017, PCA had a favorable development of $0.4 million that was primarily related to re-estimation of unpaid losses and loss adjustment expenses on all claims-made policy years. During the year ended December 31, 2016, PCA had a favorable development of $1.2 million was primarily related to the favorable development related to the reduction in the ultimate loss reserves on claims-made policies for the 2013 and 2015 years.
The unfavorable development for the nine months ended September 30, 2018 of $2.3 million that was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2012, 2014 and 2015 policy years. The unfavorable development for the nine months ended September 30, 2017 of $0.7 million was primarily related to re-estimation of unpaid losses and loss adjustment expenses on all claims-made policy years.
As discussed in “Critical Accounting Policies”, the MPL line of business is prone to variability in the loss reserving process due to the extended period of time during which claims can be made. Adjustments to our original estimates resulting from claims are not made until the period in which there is reasonable evidence that an adjustment to the reserve is appropriate.
Amortization of Deferred Policy Acquisition Costs and Underwriting and Administrative Expenses
Total underwriting and administrative expenses, including amortization of deferred policy acquisition costs, were $3.4 million for the year ended December 31, 2017 and $5.5 million for the year ended December 31, 2016. Total underwriting and administrative expenses, including amortization of deferred policy acquisition costs, were $2.4 million for the nine months ended September 30, 2018 as compared to $2.6 million for the nine months ended September 30, 2017. Administrative costs are directly tied to the amount of premiums written by PCA in a given period, because the fees payable to PTP are equal to 25% of the premiums written by PCA.
Income Before Income Taxes
PCA had pre-tax income of approximately $0.6 million for the year ended December 31, 2017 as compared to a pre-tax income of approximately $1.9 million for the year ended December 31, 2016. For the nine months ended September 30, 2018, PCA had pre-tax loss of $2.4 million as compared to a pre-tax income of $0.9 million for the nine months ended September 30, 2017. The decrease in income before income taxes between the nine months ended September 30, 2018 and the same period in 2017 is primary related due to a reduction in net premiums earned of $1.3 million and an increase in loss and loss adjustment expenses of $2.4 million.

Income Tax Expense (Benefit)
For the year ended December 31, 2017, PCA had an income tax expense of approximately $0.2 million as compared to an income tax expense of $0.7 million for the year ended December 31, 2016. PCA had an income tax benefit of approximately $0.5 million for the nine months ended September 30, 2018 as compared to an income tax expense of approximately $0.2 million for the nine months ended September 30, 2017. PCA’s effective tax rate for the years ended December 31, 2017 and 2016 was 34% and the effective tax rate was 21% for the nine months ended September 30, 2018.
Net Income
For the year ended December 31, 2017, PCA had net income of approximately $0.4 million as compared to net income of approximately $1.3 million for the year ended December 31, 2016. For the nine months ended September 30, 2018, PCA had a net loss of $1.9 million as compared to net income of $0.7 million for the nine months ended September 30, 2017.
Mandatory Assumed Reinsurance
PCA is required to participate in the Pennsylvania Property and Casualty Insurance Guaranty Association (PIGA), which was formed to pay claims on policies issued by insolvent Pennsylvania domiciled property and casualty insurers. Each Pennsylvania domiciled property and casualty insurer pays PIGA an annual assessment based on its direct premiums written in Pennsylvania. PCA incurred assessment expense of $22,000 and $26,000 for the years ended December 31, 2017 and 2016, respectively. PCA incurred assessment fee expense of $9,000 and $18,000 for the nine months ended September 30, 2018 and 2017, respectively.
Financial Position of PCA
At December 31, 2017, PCA had total assets of $39.6 million as compared to total assets of $45.4 million at December 31, 2016. Total cash and invested assets decreased by $5.8 million from December 31, 2016 to December 31, 2017, due to the timing of receipt of reinsurance receivables and lower premiums written in 2017 as compared to 2016. Reinsurance receivables, which are attributable mainly to the timing of payments from reinsurers, decreased by approximately $0.1 million from December 31, 2016 to December 31, 2017, all of which was offset by an increase in premiums receivable by $0.6 million from December 31, 2016 to December 31, 2017.
At September 30, 2018, PCA had total assets of $36.2 million as compared to $41.4 million at September 30, 2017. The decrease in total assets from December 31, 2017 to September 30, 2018 is primarily attributable to an decrease in total cash and invested assets by approximately $1.7 million due to timing of investment in securities, a decrease in premiums receivable by $1.1 million, decrease in deferred acquisition costs of approximately $0.3 million, and a decrease in reinsurance receivables, which are attributable mainly to the timing of payments from reinsurers, of $0.3 million.
At December 31, 2017, PCA had total liabilities of $25.7 million as compared to $32.1 million at December 31, 2016. The decrease in total liabilities is primarily attributable to a $4.4 million decrease in the liability for losses and loss adjustment expenses, a $1.3 million decrease in unearned and advance premiums, a decrease in other liabilities of of $0.3 million, and a decrease in surplus note of $500,000.
At September 30, 2018, PCA had total liabilities of $24.8 million as compared to $27.3 million at September 30, 2017. The decrease in total liabilities between December 31, 2017 to September 30, 2018 is primarily attributable to a $1.3 million increase in the liability for losses and loss adjustment expenses, a $1.6 million decrease in unearned and advance premiums, and a decrease in other liabilities of $0.6 million.
At December 31, 2017, PCA had total equity was $13.9 million as compared to $13.3 million at December 31, 2016. The change in equity during the year ended December 31, 2017 was related to comprehensive income of $0.7 million, which was offset by $0.1 million in conversion costs related to this offering. The change in equity during the year ended December 31, 2016 was related to comprehensive income of $1.4 million, which was offset by conversion costs related to this offering of $0.6 million. At September 30, 2018, total equity was $11.4 million as compared to $14.1 million at September 30, 2017. The decrease in equity during the nine months ended September 30, 2018 is attributable to a comprehensive loss of $2.3 million.

Liquidity and Capital Resources of PCA
PCA generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings, and maturing investments.
PCA maintains investment and reinsurance programs that are intended to provide sufficient funds to meet its obligations without forced sales of investments. PCA maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.
The following table summarizes, as of September 30, 2018 (unaudited), PCA’s future payments and estimated claims and claims related payments for continuing operations.

	Payments due by period
	(Dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3 - 5 years	More than 5 years
Estimated gross losses and loss adjustment expense payments	$19,915	$1,056	$7,687	$7,767	$3,405
Total Contractual Obligations	$19,915	$1,056	$7,687	$7,767	$3,405
The timing of the amounts of the gross losses and loss adjustment expense payments is an estimate based on historical experience and the expectations of future payment patterns. However, the timing of these payments may vary from the amounts stated above.
Cash flows from continuing operations for nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016 were as follows (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows used in operating activities	$(1,072)	$(2,709)	$(5,537)	$(6,839)
Cash flows (used in) provided by investing activities	(771)	(223)	4,621	10,303
Cash flows used in financing activities	(153)	(622)	(633)	(633)
Net (decrease) increase in cash and cash equivalents	$(1,996)	(3,554)	$(1,549)	$2,831
For the year ended December 31, 2017, cash flows from operating activities were $(5.5) million as compared to $(6.8) million for the year ended December 31, 2016. This decrease in cash flows from operating activities was mainly caused by the timing of paid losses and less premiums written in 2017 as compared to 2016. Cash flows from investing activities were $4.6 million for the year ended December 31, 2017 as compared to $10.3 million during the year ended December 31, 2016, primarily reflecting the time needed to reinvest funds from maturing securities. Cash flows from financing activities for the year ended December 31, 2017 were $(0.6) million as compared to $(0.6) million for the year ended December 31, 2016. The decrease in cash flows from financing activities was primarily attributable to conversion costs of $0.6 million during the year ended December 31, 2016. The decrease in cash flows from financing activities for the year ended December 31, 2017 was primarily attributable to repayment of a surplus note of $(0.5) million and conversion costs of $(0.1) million.
For the nine months ended September 30, 2018, cash flows from operations were $(1.1) million as compared to $(2.7) million during the nine months ended September 30, 2017. The decrease in cash flows during the nine months ended September 30, 2018 from operating activities was primarily attributable to the timing of paid losses. For the nine months ended September 30 2018, cash flows from investing activities were $(0.8) million as compared to $(0.2)

million for the nine months ended September 30, 2017. The decrease in cash flows during the nine months ended September 30, 2018 from investing activities is primarily attributable to the time necessary to reinvest maturing securities. For the nine months ended September 30, 2018, cash flows from financing activities were $(0.2) as compared to $(0.6) million for the nine months ended September 30, 2017. The decrease in cash flows during the nine months ended September 30, 2018 from financing activities is attributable to conversion costs of $0.2 million.
Off-Balance Sheet Arrangements of PCA
PCA has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, results of operations, liquidity, capital expenditures, or capital reserves.
Results of Operations of PIPE
PIPE’s results of operations are influenced by factors affecting the MPLI industry in general. The operating results of the United States MPLI industry are subject to significant variations due to competition, changes in regulation, rising medical expenses, judicial trends, fluctuations in interest rates and other changes in the investment environment.
PIPE premium levels and underwriting results have been, and continue to be, influenced by soft market conditions.
The major components of PIPE’s operating revenues and net income are as follows (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)	(unaudited)	(audited)	(audited)
Revenues:
Net premiums earned	$2,366	$2,418	$3,148	$3,793
Total revenues	2,366	2,418	3,148	3,793
Expenses:
Losses and loss adjustment expenses	1,265	1,495	1,823	210
Underwriting expenses	1,341	1,362	1,756	1,744
Underwriting (loss) income	(240)	(439)	(431)	1,839
Investment income, net of investment expenses	492	367	521	645
Realized investment gains (losses), net	56	60	51	(184)
Interest expense	—	—	—	(898)
Income (loss) before income taxes	308	(12)	141	1,402
Income tax expense (benefit)	80	(41)	101	305
Net income	$228	$29	$40	$1,097
Premiums Written and Premiums Earned
Direct written premium for the year ended December 31, 2017 was $3.6 million as compared to $4.2 million for the year ended December 31, 2016, or a 13% decrease. Direct premium earned for the year ended December 31, 2017 was $3.8 million as compared to $4.3 million for the December 31, 2016, or a 12% decrease. Direct ceded premium earned for the year ended December 31, 2017 was $0.6 million as compared to $0.5 million during the year ended December 31, 2016. PIPE began using deposit accounting to account for reinsurance transactions under the reinsurance contract in December 2014, principally because the reinsurance contract lacked transfer of risk provisions. Deposit accounting requires the written ceded premium to be booked as an asset and amortized down as interest expense to the net realizable value at the expected date of commutation. Effective as of January 1, 2016, PIPE discontinued the use of the deposit method with all obligations under the previous reinsurance contract commutated as of that date. The reinsurance deposit related to the policy was terminated in September 2016. Approximately $0.9 million in interest expense was recorded for this amortization for the year ended December 31, 2016.

Direct written premium for the nine months ended September 30, 2018 was $3.0 million as compared to $3.2 million for the nine months ended September 30, 2017, or a 6.1% decrease. Direct premium earned for the nine months year ended September 30, 2018 was $2.6 million as compared to $2.9 million for the nine months ended September 30, 2017, or a 9.6% decrease. Direct ceded premium earned for the nine months ended September 30, 2018 was $0.3 million as compared to $0.5 million during the nine months ended September 30, 2017.
Net Investment Income
The following table sets forth our average cash and invested assets and investment income for the reported periods (dollars in thousands) (unaudited):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Average cash and invested assets	$23,990	$25,545	$25,555	$26,279
Net investment income	492	367	521	645
Return on average cash and invested assets (1)	2.73%	1.92%	2.04%	2.46%
__________________

(1)	Return on average cash and invested assets is calculated on an annualized basis.
Investment Income, Net of Expenses
Net investment income for the year ended December 31, 2017 was $0.5 million as compared to $0.6 million for the year ended December 31, 2016. The average monthly net investment income decreased from $54,000 during the year ended December 31, 2016 to $43,000 during the year ended December 31, 2017.
Net investment income for the nine months ended September 30, 2018 was $0.5 million as compared to $0.4 million for the nine months ended September 30, 2017. The average monthly net investment income increased from $41,000 during the nine months ended September 30, 2017 to $55,000 during the nine months ended September 30, 2018 due to an 81 point basis increase in the return on average cash and invested assets in 2018.
Realized Investment Gains (Losses), Net
PIPE had net realized gain of approximately $51,000 for the year ended December 31, 2017 as compared to a net realized loss of $(184,000) for the year ended December 31, 2016. PIPE had a net realized investment gain of $56,000 for the nine months ended September 30, 2018 as compared to a net realized gain of $60,000 for the nine months ended September 30, 2017.
PIPE’s fixed maturity investments and equity investments are classified as available for sale because it will, from time to time, make sales of securities that are not impaired, consistent with its investment goals and policies. At December 31, 2017, PIPE had gross unrealized losses on fixed maturity securities of approximately $188,000 as compared to gross unrealized losses on fixed maturity securities of $189,000 at December 31, 2016. At September 30, 2018, PCA had a gross unrealized loss on fixed maturity securities of approximately $516,000 as compared to a gross unrealized loss on fixed maturity securities of $141,000 at September 30, 2017. Most of these unrealized losses were attributable to fluctuations in interest rates. PIPE has evaluated each security and taken into account the severity and duration of the impairment, the current rating on the bond, and the outlook for the issuer according to independent analysts. PIPE believes that the foregoing declines in fair value in its existing portfolio are most likely attributable to fluctuations in interest rates and there is no evidence that it will not recover the entire amortized cost basis.
Underwriting Income (Loss)
As discussed above, PIPE evaluates its insurance operations by monitoring certain key measures of growth and profitability. In addition to using GAAP based performance measurements, PIPE also utilizes certain financial performance measures that are used widely in the property and casualty insurance industry and that it believes are valuable in managing its business and for comparison to its peers. These financial performance measures are underwriting income, losses and loss adjustment expenses ratio, expense ratio, combined ratio, and net written premiums to statutory surplus ratio.

Underwriting income (loss) measures the pretax profitability of a company’s insurance business. It is derived by subtracting losses and loss adjustment expenses, amortization of deferred policy acquisition costs, and underwriting and administrative expenses from earned premiums. Each of these captions is presented in our statements of operations but not subtotaled. The sections below provide more insight into the variances in the categories of losses and loss adjustment expenses and amortization of deferred policy acquisition costs and underwriting and administrative expense, which impact underwriting profitability.
Losses and Loss Adjustment Expenses
PIPE’s losses and loss adjustment expenses ratio was 57.9% for the year ended December 31, 2017 as compared to 5.5% for the year ended December 31, 2016. PIPE’s losses and loss adjustment expenses ratio was 53.5% as compared to 61.8% for the nine months ended September 30, 2017.
During the year ended December 31, 2017, PIPE had a favorable development of $0.3 million, which was primarily related to re-estimation of unpaid losses and loss adjustment expenses on all claims-made policy years. During the year ended December 31, 2016, PIPE had favorable development of $2.3 million, which was primarily related to a reduction in the ultimate loss reserves on claims-made policies for the 2013 and 2015 years.
The favorable development for the nine months ended September 30, 2018 of $0.3 million was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2009, 2010 and 2011 policy years. The favorable development for the nine months ended September 30, 2017 of $0.2 million was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2013 and 2014 policy years.
As discussed in “Critical Accounting Policies”, the MPLI line of business is prone to variability in the loss reserving process due to the extended period of time during which claims can be made. Adjustments to our original estimates resulting from claims are not made until the period in which there is reasonable evidence that an adjustment to the reserve is appropriate.
Amortization of Deferred Policy Acquisition Costs and Underwriting and Administrative Expenses
Total underwriting and administrative expenses, including amortization of deferred policy acquisition costs, were $1.8 million for the year ended December 31, 2017 as compared to $1.7 million for the year ended December 31, 2016. Total underwriting and administrative expenses, including amortization of deferred policy acquisition costs, were $1.3 million for the nine months ended September 30, 2018 as compared to $1.4 million for the nine months ended September 30, 2017. Administrative costs are directly tied to the amount of premiums written by PIPE in a given period, because the fees payable to PIPE Management are equal to 25% of the premiums written by PIPE.
Income (Loss) Before Income Taxes
For the year ended December 31, 2017, PIPE had pre-tax income of $140,000 as compared to a pre-tax income of $1.4 million for the year ended December 31, 2016. For the nine months ended September 30, 2018, PIPE had pre-tax income of $0.3 million as compared to a pre-tax loss of $12,000 for the nine months ended September 30, 2017.
Income Tax Expense (Benefit)
For the year ended December 31, 2017, PIPE had an income tax expense of $101,000 as compared to an income tax expense of $305,000 for the year ended December 31, 2016. PIPE had an income tax expense of $80,000 for the nine months ended September 30, 2018 as compared to an income tax benefit of $41,000 for the nine months ended September 30, 2017. PIPE’s effective tax rate for the years ended December 31, 2017 and 2016 was 34% and the effective tax rate was 21% for the nine months ended September 30, 2018.
Net Income (Loss)
For the year ended December 31, 2017, PIPE had net income of $39,000 as compared to net income of $1.1 million for the year ended December 31, 2016. For the nine months ended September 30, 2018, PIPE had net income of $228,000 as compared to net income of $29,000 for the nine months ended September 30, 2017.

Mandatory Assumed Reinsurance:
PIPE is required to participate in PIGA, which was formed to pay claims on policies issued by insolvent Pennsylvania domiciled property and casualty insurers. Each Pennsylvania domiciled property and casualty insurer pays PIGA an annual assessment based on its premiums written in Pennsylvania. PIPE incurred assessment expense of $27,000 and 18,000 for the years ended December 31, 2017 and 2016, respectively. PIPE incurred assessment fee expense of $3,000 and $0 for the nine months ended September 30, 2018 and 2017, respectively.
Financial Position of PIPE
At December 31, 2017, PIPE had total assets of $26.7 million as compared to $27.8 million at December 31, 2016. The decrease in total assets is primarily attributable to a decrease in total cash and invested assets by approximately $1.0 million from December 31, 2016 to December 31, 2017, due to the timing of the receipt of reinsurance receivables and higher premiums written in 2017 as compared to 2016, a decrease in premiums receivable by $105,000, and a decrease in deferred acquisition costs by approximately $37,000, all of which were offset by a decrease in reinsurance receivables, which are attributable mainly to the timing of payments from reinsurers, that decreased by approximately $61,000.
At September 30, 2018, PIPE had total assets of $24.5 million as compared to $26.9 million at September 30, 2017. The decrease in total assets from December 31, 2017 to September 30, 2018 is primarily attributable to an decrease in total cash and invested assets by approximately $2.1 million due to timing of investment in securities, a decrease in premiums receivable by $0.3 million, increase in deferred acquisition costs of approximately $0.2 million, and an increase in reinsurance receivables, which are attributable mainly to the timing of payments from reinsurers, of approximately $0.1 million.
At December 31, 2017, PIPE had total liabilities of $14.4 million as compared to $15.6 million at December 31, 2016. The decrease in total liabilities is primarily attributable to a $582,000 decrease in the liability for losses and loss adjustment expenses, a $432,000 decrease in unearned and advance premiums, and a decrease in other liabilities of $0.2 million.
At September 30, 2018, PIPE had total liabilities of $12.6 million as compared to $14.6 million at September 30, 2017. The decrease in total liabilities between December 31, 2017 to September 30, 2018 is primarily attributable to a $1.5 million decrease in the liability for losses and loss adjustment expenses, a $0.2 million decrease in unearned and advance premiums, and a decrease in other liabilities of $0.1million.
At December 31, 2017, total equity was $12.3 million as compared to $12.2 million at December 31, 2016. The change in equity during the year ended December 31, 2017 was related to comprehensive income of $131,000, which was offset by $99,000 in conversion costs related to this offering. The change in equity during the year ended December 31, 2016 was related to comprehensive income of $1.4 million, which was offset by conversion costs related to this offering of $0.5 million. At September 30, 2018, total equity was $11.9 million as compared to $12.3 million at September 30, 2017. The decrease in equity during the nine months ended September 30, 2018 is attributable to comprehensive loss of $0.2 million.
Liquidity and Capital Resources of PIPE
PIPE generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.
PIPE maintains investment and reinsurance programs that are intended to provide sufficient funds to meet its obligations without forced sales of investments. PIPE maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

The following table summarizes, as of September 30, 2018 (unaudited), PIPE’s future payments under contractual obligations and estimated claims and claims related payments for continuing operations.

	Payments due by period
	(Dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Estimated gross losses & loss adjustment expense payments	$10,306	$536	$1,762	$3,689	$4,319
Total Contractual Obligations	$10,306	$536	$1,762	$3,689	$4,319
The timing of the amounts of the gross losses and loss adjustment expense payments is an estimate based on historical experience and the expectations of future payment patterns. However, the timing of these payments may vary from the amounts stated above.
Cash flows from continuing operations for nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016 were as follows (dollars in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016
	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows used in operating activities	$(1,415)	$(1,131)	$(792)	$(293)
Cash flows provided by (used in) investing activities	913	(1,692)	(5,142)	4,951
Cash flows used in financing activities	(126)	(95)	(357)	(250)
Net (decrease) increase in cash and cash equivalents	$(628)	$(2,918)	$(6,291)	$4,408
For the year ended December 31, 2017, cash flows from operations were (0.8) million as compared to $(0.3) million during the year ended December 31, 2016. The decrease in cash flows from operating activities was primarily attributable to the timing of paid losses. For the year ended December 31, 2017, cash flows from investing activities were $(5.1) million as compared to $5.0 million for the year ended December 31, 2016. The decrease in cash flows from investing activities is primarily attributable to the time necessary to reinvest maturing securities. For the year ended December 31, 2017, cash flows from financing activities were $(0.4) million as compared to $(0.2) million for the year ended December 31, 2016. The decrease in cash flows from financing activities is primarily attributable to conversion costs related to the offering.
For the nine months ended September 30, 2018, cash flows from operations were $(1.4) million as compared to $(1.1) million during the nine months ended September 30, 2017. The decrease in cash flows during the nine months ended September 30, 2018 from operating activities was primarily attributable to the timing of paid losses. For the nine months ended September 30 2018, cash flows from investing activities were $0.9 million as compared to $(1.7) million for the nine months ended September 30, 2017. The increase in cash flows during the nine months ended September 30, 2018 from investing activities is primarily attributable to the time necessary to reinvest maturing securities. For the nine months ended September 30, 2018, cash flows from financing activities were $(0.1) as compared to $(0.1) million for the nine months ended September 30, 2017. The decrease in cash flows during the nine months ended September 30, 2018 from financing activities is attributable to conversion costs of $0.1 million.
Off-Balance Sheet Arrangements
PIPE has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, results of operations, liquidity, capital expenditures, or capital reserves.

DESCRIPTION OF OUR BUSINESS
Overview
The Company is a newly formed Pennsylvania business corporation that was formed for the purpose of acquiring PPIX, PCA, and PIPE in connection with the conversions. Prior to completion of the offering, the Company will have conducted no business and will have no assets. As a result of the conversions, the Company will become the holding company for Positive Insurance.
Positive Physicians Insurance Exchange.
PPIX was formed as a Pennsylvania reciprocal insurance exchange in 2004 to provide medical professional liability insurance to physicians. PPIX writes claims-made, claims-made plus, tail, and occurrence-based medical malpractice insurance for healthcare providers practicing in Delaware, Maryland, New Jersey, Ohio, and Pennsylvania and also issues tail coverage for holders of claims-made policies. SIS, as the attorney-in-fact for PPIX, manages and administers essentially all of the operations of PPIX under the terms of an attorney-in-fact agreement. Pursuant to the terms of the agreement, SIS provides underwriting and administrative services to PPIX in exchange for fees based on a percentage not to exceed 25.0% of gross written premiums, less return premiums. PPIX remains responsible for the payment of all claims and claims related expenses incurred under policies issued by PPIX and all sales commissions paid to producers.
At December 31, 2017, PPIX had total assets of $67.2 million and a surplus of $17.5 million. For the year ended December 31, 2017, PPIX had total revenues of $13.2 million and a net loss of $22,000. At December 31, 2016, PPIX had total assets of $64.1 million and a surplus of $16.9 million. For the year ended December 31, 2016, PPIX had total revenues of $9.8 million and net income of $0.8 million. At September 30, 2018, PPIX had total assets of $63.8 million and a surplus of $17.1 million. For the nine months ended September 30, 2018, PPIX had total revenues of $10.5 million and net income of $194,000. For the nine months ended September 30, 2017, PPIX had total revenues of $10.5 million and net income of $75,000.
Professional Casualty Association
PCA was formed as a Pennsylvania reciprocal insurance exchange in 2003 to provide medical professional liability insurance to physicians. In connection with its organization, PCA assumed all of the policies issued by Professional Risk Retention Group, a South Carolina corporation. Prior to November 1, 2015, all of PCA’s insureds were physicians practicing primarily in Pennsylvania. PCA became licensed to issue MPLI policies in Michigan in November 2015 and began to issue policies in Michigan in the fourth quarter of 2015.
PCA writes both claims-made and occurrence-based medical malpractice insurance for healthcare providers and also issues tail policies to former claims-made policyholders. PTP, as the attorney-in-fact for PCA, manages and administers essentially all of the operations of PCA under the terms of an attorney-in-fact agreement. Pursuant to the terms of the agreement, PTP provides underwriting and administrative services to PCA in exchange for 25% of PCA’s gross written premium. PCA remains responsible for the payment of all claims and claims related expenses incurred under policies issued by PCA and all commissions paid to producers.
At December 31, 2017, PCA had total assets of $39.6 million and a surplus of $13.9 million. For the year ended December 31, 2017, PCA had total revenues of $8.1 million and net income of $0.4 million. At December 31, 2016, PCA had total assets of $45.4 million and a surplus of $13.3 million. For the year ended December 31, 2016, PCA had total revenues of $13.9 million and net income of $1.3 million. At September 30, 2018, PCA had total assets of $36.2 million and a surplus of $11.4 million. For the nine months ended September 30, 2018, PCA had total revenues of $5.0 million and net loss of $1.9 million. For the nine months ended September 30, 2017, PCA had total revenues of $6.2 million and net income of $0.7 million.
Prior to 2017, PCA provided MPLI coverage to a large number of doctors employed by or affiliated with the Pennsylvania hospitals of Community Health System, which owns approximately 150 hospitals nationwide. PCA estimated that this relationship represented approximately 19 % of PCA’s annual written premium for the year ended

December 31, 2016. The policies for these hospitals were not renewed in August 2016 and January 2017 in the amounts of $3,394,516 and $1,177,294, respectively.
Physicians’ Insurance Program Exchange.
PIPE was formed as a Pennsylvania reciprocal insurance exchange in 2005 to provide medical professional liability insurance to physicians. PIPE writes claims-made and occurrence-based medical malpractice insurance for healthcare providers practicing in Pennsylvania and South Carolina and also issues tail coverage for holders of claims made policies. PIPE Management, as the attorney-in-fact for PIPE, manages and administers essentially all of the operations of PIPE under the terms of an attorney-in-fact agreement. Pursuant to the terms of the agreement, PIPE Management is responsible for providing underwriting and administrative services to PIPE in exchange for 25% of PIPE’s gross written premium. PIPE remains responsible for the payment of all claims and claims related expenses incurred under policies issued by PIPE and all sales commissions paid to producers.
At December 31, 2017, PIPE had total assets of $26.7 million and a surplus of $12.3 million. For the year ended December 31, 2017, PIPE had total revenues of $3.7 million and net income of $39,000. At December 31, 2016, PIPE had total assets of $27.8 million and a surplus of $12.2 million. For the year ended December 31, 2016, PIPE had total revenues of $4.3 million and net income of $1.1 million. At September 30, 2018, PIPE had total assets of $24.5 million and a surplus of $11.9 million. For the nine months ended September 30, 2018, PIPE had total revenues of $2.9 million and net income of $228,000. For the nine months ended September 30, 2017, PIPE had total revenues of $2.8 million and net income of $29,000.
PPIX, PCA, and PIPE are subject to examination and comprehensive regulation by the Pennsylvania Insurance Department. See “- Regulation.”
The executive offices of PPIX, PCA, and PIPE are located at 100 Berwyn Park, 850 Cassatt Road, Suite 220, Berwyn, PA 19312, and their telephone number is 888-335-5335. PPIX’s web site address is www.positivephysicians.com. PCA’s web site address is www.professionalcasualtyassociation.com. PIPE’s web site address is www.pipexchange.net. Information contained on such websites is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.
Management of Positive Insurance after the Conversions
The conversions of PPIX, PCA, and PIPE will result in the elimination of the three attorneys-in-fact that currently manage those companies. Positive Insurance will be managed by Diversus Management Inc. (“Diversus Management”), a subsidiary of Diversus, Inc. Diversus Management currently provides the staff and resources to the attorneys-in-fact under intercompany arrangements. The attorneys-in-fact will be merged into Diversus Management and will cease to exist as separate entities. The insurance management operations will continue on without interruption. Diversus Management will continue to manage Positive Insurance under a new management services agreement and will use the same staff and systems of the attorneys-in-fact that currently service the business of PCA, PIPE, and PPIX.
Upon completion of the conversions, PPIX, PCA, and PIPE will be merged into a single stock insurance company called Positive Insurance Company. A new Management Agreement will be entered into between Diversus Management and Positive Insurance. The new Management Agreement will replace the current attorney-in-fact agreements, which will terminate. The Management Agreement will mimic the current form of attorney-in-fact agreement for PPIX, but with the following material changes:

•	Term: The Management Agreement will have a rolling seven-year term, as compared with the perpetual duration of the attorney-in-fact agreements.

•
Percentage Fee: The Management Agreement will have a base management fee based upon a percentage of Positive Insurance’s gross written premiums, less return premiums. The percentage will initially be 25% of gross written premiums, less return premiums, in 2018, and which will decline to 12% in 2019, 11% in 2020, and 10% in 2021. At January 1, 2022, the percentage will thereafter be set at 9% of gross written premiums, less return premiums. If by December 31, 2019, the Company has not acquired one or more additional insurance entities with additional annual gross written premiums of at least $10,000,000 that become subject to the management agreement, the reduction in fees scheduled to occur on January

1, 2020 will be deferred for one year. The fees paid under the attorney-in-fact agreements were 25% of gross written premiums, less return premiums. The management agreement will apply to any insurance company, risk retention group, reciprocal exchange, or other risk bearing entity acquired or formed by the Company

•
Incentive Fee : The Management Agreement will include a quarterly incentive fee payable to Diversus Management equal to the product of (x) 100 minus the combined ratio of Positive Insurance, (y) 0.0825, and (z) net premiums earned calculated on a rolling 12-month basis. The attorney-in-fact agreements have no incentive fee component.

•	Underwriting: All underwriting decisions will be made by the officers of Positive Insurance.

•
Enhanced Insurer Oversight: The board of directors of Positive Insurance will have enhanced oversight and approval rights over the services provided and some decisions to be made by Diversus Management. Currently PCA, PIPE, and PPIX do not have subscribers committees that oversee the services provided by the attorneys-in-fact.

Diversus’ agreement to reduce the existing percentage management fee and to institute a performance fee were requirements of ICG designed to enhance the financial performance of Positive Insurance. In consideration for Diversus’ agreement to reduce the management fee to Positive Insurance and make the other contractual changes, the Company will pay $10 million to Diversus at the closing. Diversus will utilize those funds to reduce its outstanding senior secured debt to its senior lender by $10 million.
Operating Strategy
The conversion offering and the merger of PPIX, PCA, and PIPE into Positive Insurance will create a company with sufficient statutory surplus to enable growth and will create a stable insurance platform that will permit Positive Insurance to write insurance on both an admitted and surplus lines basis. The Company believes that the conversion of PPIX, PCA, and PIPE into stock form creates the ability to grow premiums both organically and by acquiring or reinsuring policies issued by other stock and mutual insurance companies, RRGs and reciprocals.
Another component of our strategy relates to the risks we will seek to place or insure. As noted, MPLI premium volume has been shrinking nationally for a variety of reasons. In addition to competition among MPLI carriers with excess capital and capacity, the creation of very large physician practice groups and the acquisition of physician practices by hospitals have reduced the number of available independent healthcare professionals requiring insurance. We expect this trend to continue as federal and state governments and private health insurers seek to push delivery of healthcare services down to the lowest cost provider. We believe this risk selection focus will permit us to achieve organic growth separate from growth that may result from acquisitions.
Acquisition Strategy
We believe there is a significant opportunity to acquire risk-bearing entities or reinsure books of business of risk-bearing entities focused on the MPLI market, including stock and mutual insurance companies, RRGs and reciprocal insurance exchanges. Over 250 RRGs have been formed since the introduction of the Federal Risk Retention Act, many of which are focused on the MPLI market. The Company may also have the opportunity to acquire the attorney-in-facts of other reciprocal insurance exchanges, and these entities could ultimately be merged into Positive Insurance.
Many MPLI-focused companies were formed, frequently by physicians, in the late 1990s and early 2000s primarily because of capacity constraints in the market that were then prevalent. Beginning in the second half of the last decade, capacity in the MPLI market increased dramatically, and the market is currently experiencing excess capital and capacity. This, together with other systemic changes in the healthcare delivery market, has led to competitive conditions and declining pricing and premium volume. According to a study prepared by the National Association of Insurance Commissioners (“NAIC”), direct written premiums have declined by 25.3% on a national basis from 2006 to 2017 and have declined by 15.9% in Pennsylvania and by 32.0% in New Jersey during this same time period. This declining premium volume, however, has been accompanied by reduced claim frequency, and therefore MPLI carriers generally remain quite profitable. The challenge for larger MPLI carriers is to seek new sources of premium growth, and increasingly they seek this growth through acquisition.

As a result of the excess capacity and capital now present in the MPLI market, physicians do not need the alternative market vehicles they capitalized in the past. In addition, many of the physicians that capitalized these entities are approaching retirement age. We believe that many would welcome a liquidity event in which they sell their RRG and unlock the capital that is trapped in these alternative market vehicles.
We intend to use the proceeds of this offering to seek additional acquisitions of risk bearing MPLI-focused companies subsequent to completion of the conversions. To fund future acquisitions, however, we may raise additional equity or a portion of the consideration paid to target shareholders may include shares of our common stock. The issuance of common stock will be dilutive to the percentage ownership interest of our then existing shareholders. Some acquisitions may be potentially dilutive to the book value per share of our common stock, depending upon the price we must pay in the acquisition and the mixture of cash and stock issued in the transaction.
Exit Strategy
Although we expect that our shares will be listed for trading on the Nasdaq Stock Market, we are aware that there will be limited liquidity for our stock. This is because a significant portion of our common stock will probably be held by ICG and Enstar. The Company is committed to creating shareholder value for our shareholders through a future liquidity event. The three principal methods we expect to consider to create future liquidity are:

•	Share repurchases;

•	A follow on offering of our common stock or the issuance of our stock in connection with acquisitions; or

•	A sale of the Company to a larger participant in the MPLI market or the insurance industry generally.
We may engage in repurchases of our shares as a way to create liquidity for our shareholders or in connection with any effort we may take to delist our stock from NASDAQ in the future. See “Risk Factors - Our management and the standby purchaser are likely to seek to delist our shares from trading on the NASDAQ Stock Market and end our reporting obligations under the Securities Exchange Act of 1934.” The Conversion Act provides that we cannot repurchase any shares for three years after the completion of the conversions and the offerings without the prior approval of the Pennsylvania Insurance Commissioner. Accordingly, no assurance can be given that we will engage in any share repurchases or that we will repurchase a significant number of shares. There is no limitation under the Conversion Act on ICG purchasing shares of our stock on the NASDAQ Stock Market or in privately negotiated transaction. Existing SEC regulations, however, impose disclosure requirements with respect to actions that our management and ICG can take that would result in the Company going private and our common stock being delisted from trading on the NASDAQ Stock Market.
We will consider a follow on offering of our common stock to fund organic growth or acquisitions in furtherance of our consolidation strategy. We may also issue stock to shareholders of a company in connection with our acquisition of that company. A follow on offering or the issuance of stock in an acquisition would increase the number of outstanding shares not held by ICG and Enstar. This could result in a broader market for our common stock that has more depth and liquidity, which would afford existing shareholders an opportunity to sell their shares in the market if they so choose.
We are also aware that there is excess capacity in the MPLI market, and, as a result, larger participants in the market are seeking premium growth through acquisitions. If we are successful in aggregating premium through the acquisition of small RRGs, stock and mutual insurance companies, and reciprocal insurance exchanges, we will become an attractive acquisition candidate for larger MPLI carriers. Moreover, larger companies typically trade at higher multiples in the market or upon sale than do smaller companies. A key element of our strategy is to buy small companies at a reasonable price, thereby aggregating premium revenue, and achieve a higher multiple in the market or upon a sale of the Company. Although we are not actively seeking a buyer at this time and do not expect to do so in the near term, our board of directors will continually evaluate its strategic options, including sale, with a view to maximizing shareholder value.

Our ability to create a liquidity event will be based, in part, on our performance and economic and market conditions at that time. No assurance can be given that we will be able to execute a liquidity event at a price or time that investors will view favorably.
Products and Services
PPIX, PCA, and PIPE underwrite medical professional liability coverage for physicians, their corporations, medical groups, clinics and allied healthcare providers. Medical professional liability insurance protects physicians and other health care providers against liabilities arising from the rendering of, or failure to render, professional medical services. We offer claims-made coverage, claims-made plus, and occurrence-based policies in Pennsylvania, New Jersey, Ohio, Delaware, South Carolina and Michigan. Our policies include coverage for the cost of defending claims. Claims-made policies provide coverage to the policyholder for claims reported during the period of coverage. We offer extended reporting endorsements, or tails, to cover claims reported after the policy expires. Occurrence-based policies provide coverage to the policyholders for all losses incurred during the policy coverage year regardless of when the claims are reported. Although we generate a majority of our premiums from individual and small group practices, we also insure several major physician groups.
We offer a single policy form for physicians who are sole practitioners and for those who practice as part of a medical group or clinic. The medical professional insurance for sole practitioners and for medical groups provides protection against the legal liability of the insureds for injury caused by or as a result of the performance of patient treatment, failure to treat, failure to diagnose and related types of malpractice.
We intend to develop and offer additional products to physicians and other healthcare providers when we believe a market for such products is attractive to Positive Insurance.
Marketing and Distribution
Our marketing philosophy is to sell profitable business in our core states, using a focused, cost-effective distribution system. Our MPLI products are currently sold through approximately 81 retail producers in our territories of Pennsylvania, New Jersey, Delaware, Maryland, Ohio, South Carolina, and Michigan. All of these producers represent multiple insurance companies and are established businesses in the communities in which they operate. While we view our insureds as our primary customer, we view our independent insurance producers as important partners because they are in a position to recommend either our insurance products or those of a competitor to their customers. We consider our relationships with these producers to be good.
We review our producers annually with respect to both premium volume and profitability. Our producers will be monitored and supported primarily by our marketing employees, who have the principal responsibility for recruiting and training new producers. We hold annual seminars for producers and conduct training programs that provide both technical training about our products and sales training about how to effectively market our products.
On a combined basis, for the year ended December 31, 2017, one of our producers was responsible for more than 30% of the direct premiums written by PPIX, PCA, and PIPE, and three additional producers accounted for more than 5% of direct premiums written.
Producers are compensated through a fixed base commission. Agents receive commission as a percentage of premiums (generally 8% to 10%) as their primary compensation from us. No profit sharing commissions are paid to agents based upon the profitability of the business they produce.
Our marketing efforts are further supported by our claims philosophy, which is designed to provide prompt and efficient service and claims processing, resulting in a positive experience for producers and policyholders. We believe that these positive experiences result in higher policyholder retention and new business opportunities when communicated by producers and policyholders to potential customers. While we rely on our independent agents for distribution and customer support, underwriting and claim handling responsibilities are retained by us. Many of our agents have had direct relationships with us for a number of years.

Underwriting, Risk Assessment and Pricing
Although we are willing to consider physicians in most specialties and classifications for insurance coverage, we recognize that certain specialties present a higher exposure to frequency or severity of claims. Although the number of medical malpractice claims filed in Pennsylvania has decreased significantly since 2008, the severity of the claims brought has not decreased. Accordingly, we rely heavily on individual risk characteristics in determining which medical professionals to whom we will offer coverage.
Our underwriting philosophy is aimed at consistently generating profits through sound risk selection and pricing discipline. Through the management and underwriting staff of Diversus Management, we regularly establish rates and rating classifications for our physician and medical group insureds based on losses and loss adjustment expense experience that we have developed over the years and the losses and loss adjustment expenses experience for the entire medical professional liability market. We have various rating classifications based on practice location, medical specialty and other liability factors.
The nature of our business requires that we remain sensitive to the marketplace and the pricing strategies of our competitors. Using the market information as our background, we normally set our prices based on our estimated future costs. From time to time, we may reduce our discounts or apply a premium surcharge to achieve an appropriate return. Pricing flexibility allows us to provide a fair rate commensurate with the assumed liability. If our pricing strategy cannot yield sufficient premium to cover our costs on a particular type of risk, we may determine not to underwrite that risk. It is our philosophy not to sacrifice profitability for premium growth.
We also encourage our insureds to adopt and practice loss reduction methods and loss mitigation practices. Our integrated risk management platform can reduce claims occurring from lack of informed consent, surgical complications, or missed diagnoses. Similarly, required educational sessions for doctors and other medical professionals regarding record keeping, patient follow-up and other basic practices can reduce the frequency of claims. Premium credits are provided to physicians in higher risk specialties who take advantage of these loss reduction methods and loss mitigation practices. Medical professionals who do not commit to these practices and methods can be refused coverage.
Our competitive strategy in underwriting is to provide very high-quality service to our producers and insureds by responding quickly and effectively to information requests and policy submissions. Each policy undergoes the entire underwriting process prior to renewal. We maintain information on all aspects of our business, which is regularly reviewed to determine both agency and policyholder profitability. Specific information regarding individual insureds is monitored to assist us in making decisions about policy renewals or modifications.
Diversus Management, which will manage our day-to-day operations, has an underwriting staff that includes five employees who have extensive experience in MPLI underwriting. Final underwriting decisions will be made by the officers of Positive Insurance.
We strive to be disciplined in our pricing by pursuing rate increases to maintain or improve our underwriting profitability while still being able to attract and retain customers. We utilize pricing reviews that we believe will help us price risks more accurately, improve account retention, and support the production of profitable new business. Our pricing reviews involve evaluating our claims experience and loss trends on a periodic basis to identify changes in the frequency and severity of our claims. We then consider whether our premium rates are adequate relative to the level of underwriting risk as well as the sufficiency of our underwriting guidelines.
Claims and Litigation Management
Our policies require us to provide a defense for our insureds in any suit involving a medical incident covered by the policy. The defense costs we incur are in addition to the limit of liability under the policy. Medical professional liability claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting expert opinions.
Our claims management philosophy involves: (i) closure of claims through prompt and thorough investigation of the facts related to the claim; (ii) equitable settlement of meritorious claims; (iii) vigorous defense of unfounded claims as to coverage, liability or the amount claimed; and (iv) the use of mediation and arbitration combined, when appropriate, with agreements with plaintiff’s counsel limiting the range of damage awards. Our claims team supports our underwriting strategy by working to provide a timely, good faith claims handling response to our policyholders. Claims excellence is achieved by timely investigation and handling of claims, settlement of meritorious claims for equitable amounts, maintenance of adequate case reserves, and control of loss adjustment expenses.
Claims on insurance policies are received directly from the insured or through our independent producers. Our claims department supports our producer relationship strategy by working to provide a consistently responsive level of claim service to our policyholders. Our insurance subsidiaries are required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported, arising from policies that have been issued. Generally, these laws and regulations require that we provide for the ultimate cost of those claims, subject to our policy limits, without regard to how long it takes to settle them or the time value of money. We are also required to maintain reserves for extended reporting coverage we provide in the event of a physician’s death, disability and retirement, or DDR reserves, which are included in our loss reserves as a component of the incurred but not reported, or IBNR, reserves. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.
Our actuaries utilize standard actuarial techniques to project ultimate losses based on our paid and incurred loss information, as well as drawing from industry data. These projections are done using actual loss dollars and claim counts. We analyze loss trends and claims frequency and severity to determine our best estimate of the required reserves. We then record this best estimate in the Company’s financial statements. Our reserve methodology is discussed in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies.”
We have contracts with Gateway Risk Services, Inc. and Andrews Outsource Solutions, both of which are subsidiaries of Diversus, under which those companies provide claims processing and risk management services. Kurt Gingrich, the president of Gateway Risk Services, supervises a staff of seven experienced employees in processing MPLI claims.
Technology
Diversus Management uses commercially available software to provide the information management systems platform that runs its accounting, policy underwriting and issuance, and claims processing functions. These systems permit Diversus Management to integrate the accounting and reporting functions of all of the insurance operations of PIPX, PCA, and PIPE. Each of the exchanges has adopted a disaster recovery plan tailored to meet its needs and geographic location. A portion of the operations of Diversus Management are managed in a cloud environment using an outside service provider.
Reinsurance
Reinsurance Ceded. In accordance with insurance industry practice, we reinsure a portion of our exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance policies written by us are reinsured with other insurance companies principally to:

•	reduce net liability on individual risks;

•	mitigate the effect of individual loss occurrences;

•	stabilize underwriting results; and

•	increase our underwriting capacity.
Under Pennsylvania law, each insured must maintain MPLI of at least $1,000,000 for each claim and $3,000,000 of annual aggregate coverage. We provide primary insurance coverage up to $500,000 per claim and $1,500,000 of annual aggregate coverage. The Pennsylvania MCARE Fund provides coverage for any losses above $500,000 per claim up to $1,000,000. In cases where coverage under the Pennsylvania MCARE Fund does not apply, the primary insurance provides coverage up to $1,000,000 per claim and $3,000,000 of annual aggregate coverage.   We retain the

first $300,000 on all polices and reinsurance covers the excess up to $1,000,000 that is not covered by the Pennsylvania MCARE Fund.
Other states in which we write insurance require doctors to maintain certain minimum coverage and provide a fund that provides coverage for losses above a certain amount, but many states do not prescribe insurance requirements for doctors.
We offer primary coverage of $1,000,000 for each claim and $3,000,000 of annual aggregate coverage in Maryland, Delaware, Ohio, New Jersey, and South Carolina.  We retain the first $300,000 on all polices and reinsurance covers the excess up to $1,000,000. If an insured in New Jersey requests, we retain the first $300,000 of risk and we cede all overage in excess of that to the reinsurer. In Michigan, each insured is required to maintain MPL insurance of at least $200,000. With respect to those policies we retain the first $100,000 of risk and cede the risk for the next $100,000 to the reinsurer. If an insured requests $1,000,000 of insurance, we retain the first $300,000 of coverage, and the reinsurer covers the excess up to $1,000,000.
We also purchase additional reinsurance coverage is provided for clash, loss in excess of policy limits and extra contractual obligation claims.
Reinsurance does not legally discharge the insurance company issuing the policy from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the company issuing the policy to the extent of the coverage ceded.
A primary factor in the selection of reinsurers from whom we purchase reinsurance is their financial strength. Our reinsurance arrangements are generally renegotiated annually. For the years ended December 31, 2017 and 2016, PPIX ceded to reinsurers $2.3 million and $4.3 million, respectively, of written premiums. For the years ended December 31, 2017 and 2016, PCA ceded to reinsurers $1.4 million and $2.1 million , respectively, of written premiums. For the years ended December 31, 2017 and 2016, PIPE ceded to reinsurers $0.6 million and $0.7 million, respectively, of written premiums.
For the nine months ended September 30, 2018 and 2017, PPIX ceded to reinsurers $2.1 million and $1.2 million, respectively, of written premiums. For the nine months ended September 30, 2018 and 2017, PCA ceded to reinsurers $0.3 million and $0.9 million, respectively, of written premiums. For the nine months ended September 30, 2018 and 2017, PIPE ceded to reinsurers $0.2 million and $0.5 million, respectively, of written premiums.
The chart below illustrates the reinsurance coverage under the excess of loss treaty maintained by PPIX, PCA, and PIPE for individual MPL risk in Pennsylvania with limits of $1.0 million:

	Claims with MCARE Coverage		Claims Without MCARE Coverage
Losses Incurred	Retained by PPIX/ PCA/PIPE	Ceded Under Reinsurance Treaty or MCARE	Retained by PPIX/ PCA/PIPE	Ceded Under Reinsurance Treaty
Up to $300,000	100%	0%	100%	0%
$700,000 in excess of $300,000	0%	100%	0%	100%
In excess of $1.0 million (limited to $2.0 million)	0%	100%	0%	100%

The chart below illustrates the reinsurance coverage under the excess of loss treaty maintained by PPIX and PIPE for individual MPL risks in Delaware, Maryland, New Jersey, Ohio, and South Carolina with limits of $1,000,000:

	Claims
Losses Incurred	Retained by PPIX/PIPE	Ceded Under Reinsurance Treaty
Up to $300,000	100%	0%
In excess of $300,000	0%	100%
The chart below illustrates the reinsurance coverage under the excess of loss treaty maintained by PCA for individual MPL risks in Michigan with limits of $1,000,000:

	Claims
Losses Incurred	Retained by PCA	Ceded Under Reinsurance Treaty
Up to $300,000	100%	0%
In excess of $300,000	0%	100%
The insolvency or inability of any reinsurer to meet its obligations to us could have a material adverse effect on our results of operations or financial condition. PPIX’s, PCA’s and PIPE’s reinsurance providers, the majority of whom are longstanding partners that understand our business, are all carefully selected with the help of our reinsurance broker. PPIX, PCA, and PIPE both monitor the solvency of reinsurers through regular review of their financial statements and, if available, their A.M. Best ratings. Hanover Re, our current reinsurance partner, has at least an “A” rating from A.M. Best. According to A.M. Best, companies with a rating of “A” or better “have an excellent ability to meet their ongoing obligations to policyholders.”
The following table sets forth the amount of losses and loss adjustment expenses recoverable by PPIX from its reinsurers as of September 30, 2018 (dollars in thousands) and the reinsurer’s current A.M. Best rating as of September 30, 2018:
As of September 30, 2018 (unaudited):

Reinsurance Company	Losses & Loss Expense Recoverable On Unpaid Claims	Percentage of Total Recoverable	A.M. Best Rating
Catlin Underwriting Agencies Ltd. Lloyd’s Syndicate 2003	$4,159	69.7%	A (Excellent)
Catlin Insurance Company	154	2.6%	A (Excellent)
Hannover Rueck SE	1,296	21.7%	A+ (Superior)
American Safety Re	80	1.3%	Not rated
Faraday Underwriting Ltd. Lloyd’s Syndicate 435	80	1.3%	A (Excellent)
Aspen Insurance UK Ltd.	89	1.5%	A (Excellent)
Barbican Syndicate 1955	64	1.1%	A (Excellent)
BRIT Syndicate Ltd. 2987	24	0.4%	A (Excellent)
Wellington Underwriting Agencies Lloyd’s Syndicate 2020	25	0.4%	A (Excellent)
Total	$5,971	100.0%

The following table sets forth the amount of losses and loss adjustment expenses recoverable by PPIX from its reinsurers as of December 31, 2017 (dollars in thousands) and the reinsurer’s current A.M. Best rating as of December 31, 2017:
As of December 31, 2017 (unaudited):

Reinsurance Company	Losses & Loss Expense Recoverable On Unpaid Claims	Percentage of Total Recoverable	A.M. Best Rating
Catlin Underwriting Agencies Ltd. Lloyd’s Syndicate 2003	$5,260	91.2%	A (Excellent)
Catlin Insurance Company	136	2.4%	A (Excellent)
American Safety Re	80	1.4%	Not rated
Faraday Underwriting Ltd. Lloyd’s Syndicate 435	71	1.2%	A (Excellent)
Aspen Insurance UK Ltd.	62	1.1%	A (Excellent)
Barbican Syndicate 1955	63	1.1%	A (Excellent)
Lexington Insurance Company	57	1.0%	A (Excellent)
BRIT Syndicate Ltd. 2987	24	0.4%	A (Excellent)
Wellington Underwriting Agencies Lloyd’s Syndicate 2020	12	0.2%	A (Excellent)
Total	$5,765	100.0%
The following table sets forth the amount of losses and loss adjustment expenses recoverable by PCA from its reinsurers as of September 30, 2018 (dollars in thousands) and the reinsurer’s current A.M. Best rating as of September 30, 2018:
As of September 30, 2018 (unaudited):

Reinsurance Company	Losses & Loss Expense Recoverable On Unpaid Claims	Percentage of Total Recoverable	A.M. Best Rating
Hannover Rueck SE	$1,063	53.1%	A+ (Superior)
Scor Reinsurance	752	37.5%	A (Excellent)
Tokio Millennium	188	9.4%	A++ (Superior)
Total	$2,003	100.0%

The following table sets forth the amount of losses and loss adjustment expenses recoverable by PCA from its reinsurers as of December 31, 2017 (dollars in thousands) and the reinsurer’s current A.M. Best rating as of December 31, 2017:
As of December 31, 2017 (unaudited):

Reinsurance Company	Losses & Loss Expense Recoverable On Unpaid Claims	Percentage of Total Recoverable	A.M. Best Rating
Hannover Rueck SE	$995	67.8%	A+ (Superior)
Scor Reinsurance	329	22.4%	A (Excellent)
XL Reinsurance American Incorporated	53	3.6%	A (Excellent)
Ace Property & Casualty	27	1.8%	A++ (Superior)
Tokio Millennium	64	4.4%	A++ (Superior)
Total	$1,468	100.0%
The following table sets forth the amount of losses and loss adjustment expenses recoverable by PIPE from its reinsurers as of September 30, 2018 (dollars in thousands) and the reinsurer’s current A.M. Best rating as of September 30, 2018:
As of September 30, 2018 (unaudited):

Reinsurance Company	Losses & Loss Expense Recoverable On Unpaid Claims	Percentage of Total Recoverable	A.M. Best Rating
Hannover Rueck SE	$285	100.0%	A+ (Superior)
Total	$285	100.0%
The following table sets forth the amount of losses and loss adjustment expenses recoverable by PIPE from its reinsurers as of December 31, 2017 (dollars in thousands) and the reinsurer’s current A.M. Best rating as of December 31, 2017:
As of December 31, 2017 (unaudited):

Reinsurance Company	Losses & Loss Expense Recoverable On Unpaid Claims	Percentage of Total Recoverable	A.M. Best Rating
Hannover Rueck SE	$156	100.0%	A+ (Superior)
Total	$156	100.0%
Reinsurance Assumed . PPIX, PCA, and PIPE generally do not assume risks from other insurance companies. However, they are required by statute to participate in certain residual market pools. This participation requires PPIX, PCA, and PIPE to assume business for exposures that are not insured in the voluntary marketplace. PPIX, PCA and PIPE participate in these residual markets pro rata on a market share basis, and as of September 30, 2018 and December 31, 2017, their participation was not material.
Losses and Loss Adjustment Expenses
PPIX, PCA, and PIPE are each required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses. These reserves are established for both reported claims and for claims incurred but not reported (IBNR), arising from the policies we have issued. The laws and regulations require that provision be made for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims. The reserves are set based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.
Estimating the ultimate liability for losses and loss adjustment expenses is an inherently uncertain process. Therefore, the reserve for losses and loss adjustment expenses does not represent an exact calculation of that liability. Our reserve policy recognizes this uncertainty by maintaining reserves at a level providing for the possibility of adverse development relative to the estimation process. We do not discount our reserves to recognize the time value of money. For a more detailed overview of our estimation process for reserves for losses and loss adjustment expenses see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Loss and Loss Adjustment Expense Reserves.”
When a claim is reported to us, our claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of our claims staff. In estimating the appropriate reserve, our claims staff considers the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss, to the extent determinable at the time. Case reserves are adjusted by our claims staff as more information becomes available and discovery progresses. It is our policy to settle each claim as expeditiously as possible.
We maintain IBNR reserves to provide for already incurred claims that have not yet been reported and developments on reported claims. The IBNR reserve is determined by estimating our ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and paid losses and loss adjustment expenses for reported claims.
Each quarter, PPIX, PCA, and PIPE each compute its estimated ultimate liability using their principles and procedures. However, because the establishment of loss reserves is an inherently uncertain process, we cannot assure you that ultimate losses will not exceed the established loss reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made.

The following tables provide a reconciliation of beginning and ending unpaid losses and loss adjustment expense reserve balances of each of PPIX, PCA, and PIPE for the nine months ended September 30, 2018 and 2017, prepared in accordance with GAAP (unaudited).

	PPIX		PCA		PIPE
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017	2018	2017
Balance at January 1 (in thousands)	$38,029	$34,814	$18,585	$23,002	$11,761	$12,343
Reinsurance recoverable on liability for losses and loss adjustment expenses	6,117	8,670	2,312	2,465	156	91
Reinsurance recoverable on claims paid	352	3,615	844	740	—	—
Net liability at January 1	32,264	29,759	17,117	21,277	11,605	12,252
Losses and loss adjustment expenses incurred, net:
Current periods	5,435	6,540	2,793	1,933	1,548	1,716
Prior periods	—	—	2,259	713	(283)	(221)
Total incurred losses and loss adjustment expenses	5,435	6,540	5,052	2,646	1,265	1,495
Less losses and loss adjustment expenses paid, net:
Current periods	256	351	107	207	73	49
Prior periods	5,997	3,751	4,150	4,712	2,776	1,958
Total losses and loss adjustment expenses paid	6,253	4,102	4,257	4,919	2,849	2,007
Net liability for liability for losses and loss adjustment expenses, at end of year	31,446	32,197	17,912	19,004	10,021	11,740
Reinsurance recoverable on liability for losses and loss adjustment expenses	6,073	5,795	2,003	2,258	285	282
Reinsurance recoverable on claims paid	102	1,007	—	417	—	—
Liability for losses and loss adjustment expenses, December 31	$37,417	$36,985	$19,915	$20,845	$10,306	$12,022

The following tables provide a reconciliation of beginning and ending unpaid losses and loss adjustment expense reserve balances of each of PPIX, PCA, and PIPE for the years ended December 31, 2017 and 2016, prepared in accordance with GAAP (audited).

	PPIX		PCA		PIPE
	Years Ended December 31,		Years Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016	2017	2016
Balance at January 1 (in thousands)	$34,814	$36,069	$23,002	$27,552	$12,343	$14,888
Reinsurance recoverable on liability for losses and loss adjustment expenses	8,670	6,118	2,465	2,184	91	—
Reinsurance recoverable on claims paid	3,615	—	740	306	—	—
Net liability at January 1	29,759	29,951	21,277	25,674	12,252	14,888
Losses and loss adjustment expenses incurred, net:
Current year	10,378	8,346	4,435	7,769	2,163	2,542
Prior years	(2,645)	(4,426)	(423)	(1,219)	(340)	(2,332)
Total incurred losses and loss adjustment expenses	7,733	3,920	4,012	6,550	1,823	210
Less losses and loss adjustment expenses paid, net:
Current year	564	378	311	604	30	258
Prior years	4,664	3,734	7,861	10,343	2,440	2,588
Total losses and loss adjustment expenses paid	5,228	4,112	8,172	10,947	2,470	2,846
Net liability for liability for losses and loss adjustment expenses, at end of year	32,264	29,759	17,117	21,277	11,605	12,252
Reinsurance recoverable on liability for losses and loss adjustment expenses	6,117	8,670	2,312	2,465	156	91
Reinsurance recoverable on claims paid	352	3,615	844	740	—	—
Liability for losses and loss adjustment expenses, December 31	$38,029	$34,814	$18,585	$23,002	$11,761	$12,343
The estimation process for determining the liability for unpaid losses and loss adjustment expenses inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled or anticipated to be settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled or anticipated to be settled for amounts greater than originally estimated (unfavorable or adverse development).

Reconciliation of Reserves for Losses and Loss Adjustment Expenses
The following table sets forth information about PPIX’s incurred and paid loss development at December 31, 2017, net of reinsurance. The information about incurred and paid claims development for the years ended December 31, 2008 to December 31, 2016 is unaudited.

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$4,216	$4,758	$4,708	$5,085	$4,666	$4,011	$3,774	$3,473	$2,798	$2,276
2009		3,899	3,792	3,939	3,607	3,426	2,856	2,718	2,548	2,503
2010			4,875	4,191	4,961	4,521	4,158	3,671	3,265	2,937
2011				5,329	5,473	5,456	5,221	4,948	4,276	4,447
2012					6,258	5,956	5,946	5,643	5,405	6,410
2013						6,547	6,722	6,199	5,625	5,224
2014							6,353	6,034	5,562	4,278
2015								8,173	7,575	6,992
2016									8,136	7,502
2017										10,184
										$52,753

	Cumulative Paid Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$32	$363	$685	$999	$1,659	$1,866	$1,940	$1,959	$1,969	$1,985
2009		58	312	530	829	1,291	1,577	1,656	1,573	1,602
2010			30	255	466	871	1,410	1,531	1,736	1,911
2011				69	366	903	1,959	3,400	2,988	3,273
2012					83	464	901	1,870	3,775	5,193
2013						50	236	950	2,306	2,617
2014							42	292	766	1,792
2015								79	381	1,162
2016									193	807
2017										400
										$20,742

			All outstanding liabilities before 2008, net of reinsurance							253

		Liabilities for losses and loss adjustment expenses, net of reinsurance								$32,264

The reconciliation for the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses for PPIX at December 31, 2017 in the accompanying balance sheet is as follows:

Net outstanding liabilities for losses and loss adjustment expenses:
Medical professional	$32,264
Liabilities for losses and loss adjustment expenses, net of reinsurance	32,264

Reinsurance recoverable on unpaid claims:
Medical professional	5,765
Total reinsurance recoverable on unpaid claims	5,765

Total gross liability for losses and loss adjustment expenses	$38,029

The following table sets forth information about PCA’s incurred and paid loss development at December 31, 2017, net of reinsurance. The information about incurred and paid claims development for the years ended December 31, 2008 to December 31, 2016 is unaudited.

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$14,470	$10,342	$10,126	$8,943	$9,012	$8,654	$8,746	$8,912	$9,192	$9,121
2009		13,591	11,440	10,624	9,767	9,791	9,712	10,438	11,064	11,196
2010			8,455	6,567	6,443	5,740	4,990	4,563	4,461	5,127
2011				9,459	9,537	9,471	11,602	11,928	11,982	12,428
2012					9,877	9,364	9,553	10,064	10,146	10,420
2013						7,818	7,057	6,270	5,536	5,040
2014							7,403	5,924	5,989	5,672
2015								8,374	7,292	6,500
2016									7,529	7,873
2017										4,378
										$77,755

	Cumulative Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$411	$2,077	$4,999	$6,512	$7,424	$7,675	$7,925	$8,098	$9,128	$8,941
2009		408	1,605	4,028	7,214	7,956	8,282	9,507	10,240	11,057
2010			267	963	2,065	3,078	3,671	3,851	3,981	4,986
2011				398	1,132	2,802	8,926	10,356	11,098	11,795
2012					423	1,500	3,240	5,736	8,617	9,811
2013						406	1,336	2,715	4,191	4,435
2014							285	1,017	2,884	4,094
2015								381	1,802	3,197
2016									512	2,475
2017										302
										$61,093
			All outstanding liabilities before 2008, net of reinsurance							50

		Liabilities for losses and loss adjustment expenses, net of reinsurance								$16,712

The reconciliation for the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses for PCA at December 31, 2017 in the accompanying balance sheet is as follows:

Net outstanding liabilities for losses and loss adjustment expenses:
Medical professional	$16,712
Liabilities for losses and loss adjustment expenses, net of reinsurance	16,712

Reinsurance recoverable on unpaid claims:
Medical professional	1,468
Total reinsurance recoverable on unpaid claims	1,468

Unallocated loss adjustment expenses	405

Total gross liability for losses and loss adjustment expenses	$18,585

The following table sets forth information about PIPE’s incurred and paid loss development as of December 31, 2017, net of reinsurance. The information about incurred and paid claims development for the years ended December 31, 2008 to December 31, 2016 is unaudited.

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$3,610	$2,783	$2,293	$1,389	$1,117	$1,035	$1,037	$886	$770	$875
2009		4,299	3,801	4,603	4,624	4,687	5,501	6,253	6,663	7,421
2010			5,262	4,314	4,306	4,229	3,517	3,667	3,048	3,224
2011				4,736	3,773	3,664	4,352	4,203	4,772	4,454
2012					4,170	3,176	3,314	3,400	2,927	2,914
2013						3,388	3,100	2,750	2,063	1,183
2014							3,551	3,150	2,247	1,137
2015								3,452	2,918	3,002
2016									2,800	3,486
2017										2,026
										$29,722

	Cumulative Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$21	$(1,085)	$(817)	$(50)	$341	$481	$519	$617	$722	$739
2009		52	315	1,112	2,122	3,246	4,449	4,620	6,075	6,695
2010			167	503	1,631	2,363	1,802	2,392	2,611	2,724
2011				111	390	1,342	1,232	3,155	3,688	3,802
2012					496	657	1,496	2,166	1,984	2,361
2013						70	324	584	445	573
2014							90	367	419	562
2015								63	293	827
2016									239	536
2017										26
										$18,845
			All outstanding liabilities before 2008, net of reinsurance							506

		Liabilities for losses and loss adjustment expenses, net of reinsurance								$11,383

The reconciliation for the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses for PIPE at December 31, 2017 in the accompanying balance sheet is as follows:

Net outstanding liabilities for losses and loss adjustment expenses:
Medical professional	$11,383
Liabilities for losses and loss adjustment expenses, net of reinsurance	11,383

Reinsurance recoverable on unpaid claims:
Medical professional	156
Total reinsurance recoverable on unpaid claims	156

Unallocated loss adjustment expenses	222

Total gross liability for losses and loss adjustment expenses	$11,761
Investments
Each exchange’s investments in debt and equity securities are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a component of equity, net of taxes. The goal of the each exchange’s investment activities is to complement and support its overall mission. An important component of the operating results of each exchange has been the return on invested assets. The exchanges’ investment objectives are (i) accumulation and preservation of capital, (ii) optimization, within accepted risk levels, of after-tax returns, (iii) assuring proper levels of liquidity, (iv) providing for an acceptable and stable level of current income, (v) managing the maturities of its investment securities to reflect the maturities of its liabilities, and (vi) maintaining a quality portfolio which will help attain the highest possible rating from A.M. Best. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Information about Market Risk.”
In addition to any investments prohibited by the insurance laws and regulations of Pennsylvania, the investment policies of the exchanges prohibits the following investments and investing activities:

•	Commodities and futures contracts;

•	Options (except covered call options);

•	Interest-only, principal-only, and residual tranche collateralized mortgage obligations;

•	Foreign currency trading;

•	Venture-capital investments;

•	Securities lending;

•	Portfolio leveraging, i.e., margin transactions; and

•	Short selling.
In 2017, the three exchanges adopted a common investment policy. The Board of Directors of each exchange reviews and approves the investment policy annually.
The investment portfolios of the exchanges are managed by the investment committee of that exchange and Wilmington Trust, with the exception of certain direct investments representing approximately 4.7% and 4.1% of the total portfolio at September 30, 2018 and December 31, 2017, respectively.

PPIX’s Investments
The following table sets forth information concerning PPIX’s investments (dollars in thousands).

	September 30, 2018		December 31,
			2017		2016
	Cost or Amortized Cost (unaudited)	Estimated Fair Value (unaudited)	Cost or Amortized Cost (audited)	Estimated Fair Value (audited)	Cost or Amortized Cost (audited)	Estimated Fair Value (audited)
Agencies not backed by the full faith and credit of the U.S. government	$4,808	$4,685	$7,416	$7,323	$8,191	$8,092
U.S. Treasury securities	250	234	350	341	595	581
States, territories and possessions	915	910	1,202	1,213	1,224	1,222
Special revenue	9,910	9,853	9,738	9,881	9,998	10,016
Industrial and miscellaneous	26,774	26,093	24,991	25,028	19,360	19,244
Total debt securities	42,657	41,775	43,697	43,786	39,368	39,155
Equity securities	5,991	7,155	5,887	6,923	4,355	4,626
Total	$48,648	$48,930	$49,584	$50,709	$43,723	$43,781
At December 31, 2017, PPIX has ownership interests in four limited partnerships. At December 31, 2016, PPIX had ownership interests in three limited partnerships. PPIX’s partnership interests are accounted for on the equity method, which approximates PPIX’s equity in the underlying net assets of the limited partnerships. At December 31, 2017, the fair value and cost basis of these investments was $4.1 million and $3.1 million, respectively. At December 31, 2016, the fair value and cost basis of these investments was $2.1 million and $1.8 million, respectively.
At September 30, 2018, PPIX has ownership interests in four limited partnerships. At September 30, 2018, the fair value and cost basis of these investments was $4.3 million and $3.1 million, respectively.
The following table summarizes the distribution of PPIX’s portfolio of fixed maturity investments as a percentage of total estimated fair value based on average credit rating assigned by Standard & Poor’s Corporation (S&P), Moody’s and Fitch at September 30, 2018 (dollars in thousands) (unaudited).

	September 30, 2018
Rating	Estimated Fair Value	Percent of Total (1)
Agencies not backed by the full faith and credit of the U.S. government	$4,685	11.2%
U.S. Treasury securities	234	0.6%
AAA	2,278	5.5%
AA	9,252	22.1%
A	14,675	35.1%
BBB	10,651	25.5%
Total	$41,775	100.0%

__________________

(1)	Represents percent of fair value for classification as a percent of the total portfolio.

The table below sets forth the maturity profile of PPIX’s debt securities at September 30, 2018. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties (dollars in thousands) (unaudited).

	September 30, 2018
	Amortized Cost	Estimated Fair Value (1)
Less than one year	$1,901	$1,900
One through five years	27,358	26,957
Five through ten years	13,398	12,919
Greater than ten years	—	—
Total debt securities	$42,657	$41,775

__________________

(1)	Debt securities are carried at fair value in PPIX’s financial statements beginning on page F-37.
At September 30, 2018, the average maturity of PPIX’s fixed maturity investment portfolio was 4.00 years and the average duration was 3.47 years. As a result, the fair value of PPIX’s investments may fluctuate significantly in response to changes in interest rates. In addition, PIPE may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.
PPIX’s average cash and invested assets, net investment income, and return on average cash and invested assets for the nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016 were as follows (dollars in thousands) (unaudited):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Average cash and invested assets	$51,479	$49,709	$50,823	$48,351
Net investment income	873	769	1,038	1,145
Return on average cash and invested assets (1)	2.26%	2.06%	2.04%	2.37%

__________________

(1)	Return on average cash and invested assets is calculated on an annualized basis.

PCA’s Investments
The following table sets forth information concerning PCA’s investments (dollars in thousands).

			December 31,
	September 30, 2018		2017		2016
	Cost or Amortized Cost (unaudited)	Estimated Fair Value (unaudited)	Cost or Amortized Cost (audited)	Estimated Fair Value (audited)	Cost or Amortized Cost (audited)	Estimated Fair Value (audited)
Agencies not backed by the full faith and credit of the U.S. government	$1,249	$1,239	$1,225	$1,212	$3,827	$3,816
U.S. treasury securities	2,848	2,766	5,468	5,415	9,522	9,477
Special revenue	844	841	915	913	1,520	1,517
Industrial and miscellaneous	21,252	20,741	18,186	18,175	16,055	16,033
Total debt securities	26,193	25,587	25,795	25,715	30,924	30,843
Equity securities	2,939	3,474	2,759	3,241	2,305	2,394
Total	$29,132	$29,061	$28,554	$28,956	$33,229	$33,237
At September 30, 2018, PCA has an ownership interest in one limited partnership. PCA’s partnership interest is accounted for on the equity method, which approximates PCA’s equity in the underlying net assets of the limited partnerships. At September 30, 2018, the fair value and cost basis of these investments was $150,000 and $150,000, respectively. There were no such investments of PCA as of and for the years ended December 31, 2017 and 2016.
The following table summarizes the distribution of PCA’s portfolio of fixed maturity investments as a percentage of total estimated fair value based on credit ratings assigned by Standard & Poor’s Corporation (S&P) at September 30, 2018 (dollars in thousands) (unaudited).

	September 30, 2018
Rating (1)	Estimated Fair Value	Percent Of Total (2)
Agencies not backed by the full faith and credit of the U.S. government	$1,239	4.8%
U.S. treasury securities	2,766	10.8%
AAA	194	0.8%
AA	3,594	14.0%
A	11,263	44.0%
BBB	6,129	24.0%
Not rated	403	1.6%
Total	$25,587	100.0%
__________________

(1)
The ratings set forth in this table are based on the ratings assigned by S&P. If S&P’s ratings were unavailable, the equivalent ratings supplied by Moody’s Investor Service, Fitch Investors Service, Inc. or the National Association of Insurance Commissioners (NAIC) were used where available.

(2)	Represents percent of fair value for classification as a percent of the total portfolio.

The table below sets forth the maturity profile of PCA’s debt securities at September 30, 2018. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties (dollars in thousands) (unaudited).

	September 30, 2018
	Amortize Cost	Estimated Fair Value (1)
Less than one year	$1,584	$1,571
One through five years	15,937	15,635
Five through ten years	8,672	8,381
Greater than ten years	—	—
Total debt securities	$26,193	$25,587
__________________

(1)	Debt securities are carried at fair value in PCA’s financial statements beginning on page G-36.
At September 30, 2018, the average maturity of PCA’s fixed maturity investment portfolio was 3.85 years and the average duration was 3.22 years. As a result, the fair value of PCA’s investments may fluctuate significantly in response to changes in interest rates. In addition, PCA may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.
PCA’s average cash and invested assets, net investment income, and return on average cash and invested assets for the nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016 were as follows (dollars in thousands) (unaudited):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Average cash and invested assets	$32,335	$37,566	$36,120	$42,845
Net investment income	550	395	571	633
Return on average cash and invested assets (1)	2.27%	1.40%	1.58%	1.48%
__________________

(1)	Return on average cash and invested assets for interim periods is calculated on an annualized basis.

PIPE’s Investments
The following table sets forth information concerning PIPE’s investments (dollars in thousands).

	September 30, 2018		December 31,
			2017		2016
	Cost or Amortized Cost (unaudited)	Estimated Fair Value (unaudited)	Cost or Amortized Cost (audited)	Estimated Fair Value (audited)	Cost or Amortized Cost (audited)	Estimated Fair Value (audited)
Agencies not backed by the full faith and credit of the U.S. government	$1,878	$1,917	$3,436	$3,568	$2,667	$2,758
U.S. Treasury securities	1,537	1,490	1,505	1,476	3,385	3,428
States, territories and possessions	200	204	200	216	302	297
Special revenue	2,519	2,489	3,206	3,183	3,688	3,634
Industrial and miscellaneous	13,745	13,349	12,815	12,786	6,444	6,503
Total debt securities	19,879	19,449	21,162	21,229	16,486	16,619
Equity securities	1,947	2,155	1,709	1,951	1,197	1,231
Total	$21,826	$21,604	$22,871	$23,180	$17,683	$17,850
At December 31, 2017, PIPE has an ownership interest in one limited partnership. PIPE’s partnership interest is carried on the equity method, which approximates PIPE’s equity in the underlying net assets of the limited partnership. At December 31, 2017, the fair value and cost basis of this investment was $132,000 and $129,000, respectively. There were no similar investments in limited partnerships held by PIPE as of December 31, 2016.
At September 30, 2018, PIPE has ownership interests in two limited partnerships. At September 30, 2018, the fair value and cost basis of these investments was $235,000 and $245,000, respectively.
The following table summarizes the distribution of PIPE’s portfolio of fixed maturity investments as a percentage of total estimated fair value based on average credit rating assigned by Standard & Poor’s Corporation (S&P), Moody’s and Fitch at S eptember 30, 2018 (dollars in thousands) (unaudited).

	September 30, 2018
Rating	Estimated Fair Value	Percent of Total (1)
Agencies not backed by the full faith and credit of the U.S. government	$1,917	9.9%
U.S. Treasury securities	1,490	7.7%
AAA	803	4.1%
AA	2,261	11.6%
A	7,579	39.0%
BBB	5,141	26.4%
CCC	137	0.7%
Not rated	121	0.6%
Total	$19,449	100%

__________________

(1)	Represents percent of fair value for classification as a percent of the total portfolio.

T he table below sets forth the maturity profile of PIPE’s debt securities at September 30, 2018. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties (dollars in thousands) (unaudited).

	September 30, 2018
	Amortized Cost	Estimated Fair Value (1)
Less than one year	$1,520	$1,509
One through five years	10,031	9,884
Five through ten years	6,863	6,603
Greater than ten years	1,465	1,453
Total debt securities	$19,879	$19,449

__________________

(1)	Debt securities are carried at fair value in PIPE’s financial statements beginning on page H-37.
At September 30, 2018, the average maturity of PIPE’s fixed maturity investment portfolio was 5.08 years and the average duration was 4.02 years. As a result, the fair value of PIPE’s investments may fluctuate significantly in response to changes in interest rates. In addition, PIPE may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.
PIPE’s average cash and invested assets, net investment income, and return on average cash and invested assets for the nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016 were as follows (dollars in thousands) (unaudited):

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Average cash and invested assets	$23,990	$25,545	$25,555	$26,279
Net investment income	492	367	521	645
Return on average cash and invested assets (1)	2.73%	1.92%	2.04%	2.46%

__________________

(1)	Return on average cash and invested assets is calculated on an annualized basis.
Each exchange uses quoted values and other data provided by independent pricing services as inputs in its process for determining fair values of its investments. The pricing services cover substantially all of the securities in the exchange’s portfolio for which publicly quoted values are not available. The pricing services’ evaluations represent an exit price, a good faith opinion as to what a buyer in the marketplace would pay for a security in a current sale. The pricing is based on observable inputs either directly or indirectly, such as quoted prices in markets that are active, quoted prices for similar securities at the measurement date, or other inputs that are observable.
The investment manager of each exchange provides it with pricing information that it utilizes, together with information obtained from independent pricing services, to determine the fair value of its fixed maturity securities. After performing a detailed review of the information obtained from the pricing service, no adjustment was made to the values provided.
Competition
The medical professional liability insurance market is highly competitive. We compete with stock and mutual insurance companies, RRGs, reciprocal exchanges, and other underwriting organizations. Our largest competitors in Pennsylvania are PMSLIC/NORCAL Mutual Insurance Company, MedPro Group, Central Pennsylvania Physicians Risk Retention Group, and Medical Mutual of North Carolina. Most of these competitors have substantially greater financial, technical and operating resources than we do and may be able to offer lower rates to policyholders or higher commissions to their producers.

The NAIC reports that in 2016 the total premiums written for MPLI was $683.9 million in Pennsylvania and $9.3 billion in the United States. The combined direct written premiums of PPIX, PCA, and PIPE were $26.7 million and $29.9 million for the years ended December 31, 2017, and 2016, respectively. The combined direct written premiums of PPIX, PCA, and PIPE for the nine months ended September 30, 2018 and 2017 was $17.6 million and $18.6 million, respectively. Accordingly, we believe we need to capture only a small percentage of the MPLI business nationwide to achieve our business plan.
We compete on a number of factors such as pricing, agency relationships, policy support, claim service, and market reputation. Like other writers of MPLI, our policy terms vary from state to state based on the maximum prescribed limits in each state, as established by state law. We believe our company differentiates itself from many larger companies competing for this business by focusing on service and responsiveness.
To compete successfully in the MPLI industry, we rely on our ability to: identify insureds that are most likely to produce an underwriting profit; operate with a disciplined underwriting approach; practice prudent claims management; reserve appropriately for unpaid claims; and provide services and competitive commissions to our independent agents.
Regulation
General.
We are subject to extensive regulation, particularly at the state level. The method, extent and substance of such regulation varies by state, but generally has its source in statutes that establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to state insurance regulatory agencies who may then promulgate regulations. In general, such regulation is intended for the protection of those who purchase or use insurance products, not the companies that write the policies. These laws and regulations have a significant impact on our business and relate to a wide variety of matters including accounting methods, agent and company licensure, claims procedures, corporate governance, examinations, investing practices, policy forms, pricing, trade practices, reserve adequacy and underwriting standards.
State insurance laws and regulations require PPIX, PCA, and PIPE to file financial statements with state insurance departments everywhere they do business, and the operations of PPIX, PCA, and PIPE and their respective accounts are subject to examination by those departments at any time. PPIX, PCA, and PIPE prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by Pennsylvania. Pennsylvania generally conforms to NAIC practices and procedures, so its examination reports and other filings generally are accepted by other states. Positive Insurance will be subject to these laws, regulations and requirements after completion of the conversions.
Premium rate regulation varies greatly among jurisdictions and lines of insurance. In the states in which PPIX, PCA, and PIPE write insurance, premium rates for the various lines of insurance are subject to either prior approval or limited review upon implementation. Positive Insurance intends to apply for approval to act as a surplus lines carrier in those states where it believes sufficient business opportunities make providing surplus lines coverage to physicians and other healthcare providers in those states attractive. Positive Insurance intends to apply for approval to act as a reinsurer in those states where it believes sufficient business opportunities exist to provide quota share insurance to RRGs that are attractive acquisition targets.
Examinations.
Examinations are conducted by the Pennsylvania Insurance Department every three to five years. PPIX last examined as of December 31, 2012, PCA was last examined as of December 31, 2014, and PIPE was last examined as of December 31, 2012. The past examinations did not result in any adjustments to the financial position of PPIX, PCA, or PIPE. In addition, there were no substantive qualitative matters indicated in the examination report that had a material adverse impact on the operations of either PPIX, PCA, or PIPE.
NAIC Risk-Based Capital Requirements.
Pennsylvania and most other states have adopted the NAIC system of risk-based capital requirements that require insurance companies to calculate and report information under a risk-based formula. These risk-based capital requirements attempt to measure statutory capital and surplus needs based on the risks in a company’s mix of products and investment portfolio. Under the formula, a company first determines its “authorized control level” risk-based capital. This authorized control level takes into account (i) the risk with respect to the insurer’s assets; (ii) the risk of adverse insurance experience with respect to the insurer’s liabilities and obligations, (iii) the interest rate risk with respect to the insurer’s business; and (iv) all other business risks and such other relevant risks as are set forth in the risk-based capital instructions. A company’s “total adjusted capital” is the sum of statutory capital and surplus and such other items as the risk-based capital instructions may provide. The formula is designed to allow state insurance regulators to identify weakly capitalized companies.
The requirements provide for four different levels of regulatory attention. The “company action level” is triggered if a company’s total adjusted capital is less than 2.0 times its authorized control level but greater than or equal to 1.5 times its authorized control level. At the company action level, the company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve the capital position. The “regulatory action level” is triggered if a company’s total adjusted capital is less than 1.5 times but greater than or equal to 1.0 times its authorized control level. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The “authorized control level” is triggered if a company’s total adjusted capital is less than 1.0 times but greater than or equal to 0.7 times its authorized control level; at this level the regulatory authority may take action it deems necessary, including placing the company under regulatory control. The “mandatory control level” is triggered if a company’s total adjusted capital is less than 0.7 times its authorized control level; at this level the regulatory authority is mandated to place the company under its control. The capital levels of PPIX, PCA, and PIPE have never triggered any of these regulatory capital levels. We cannot assure you, however, that the capital requirements applicable to Positive Insurance after the conversion will not increase in the future.
NAIC Ratios.
The NAIC also has developed a set of 11 financial ratios referred to as the Insurance Regulatory Information System (IRIS). On the basis of statutory financial statements filed with state insurance regulators, the NAIC annually calculates these IRIS ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range for each of the IRIS financial ratios. If four or more of its IRIS ratios fall outside the range deemed acceptable by the NAIC, an insurance company may receive inquiries from individual state insurance departments. During each of the years ended December 31, 2017 and 2016, none of PPIX, PCA, or PIPE produced results outside the acceptable range for any of the IRIS tests.
Enterprise Risk Assessment.
In 2012, the NAIC adopted the NAIC Amendments. The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Beginning in 2016, Pennsylvania required insurers domiciled in Pennsylvania to include an enterprise risk assessment in its annual report. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of its divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. In addition, in 2012 the NAIC adopted the Own Risk Solvency Assessment (ORSA) Model Act. The ORSA Model Act, when adopted by the various states, will require an insurance holding company system’s chief risk officer to submit at least annually to its lead state insurance regulator a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. Although PPIX, PCA, and PIPE are exempt from ORSA because of their size, Positive Insurance intends to incorporate those elements of ORSA that it believes constitute “best practices” into its annual internal enterprise risk assessment.

Market Conduct Regulation.
State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.
Guaranty Fund Laws.
All states have guaranty fund laws under which insurers doing business in the state can be assessed to fund policyholder liabilities of insolvent insurance companies. Under these laws, an insurer is subject to assessment depending upon its market share in the state of a given line of business. For the year ended December 31, 2017, PPIX, PCA, and PIPE incurred total assessment expense in the amount of $49,000 pursuant to state insurance guaranty association laws. For the year ended December 31, 2016, PPIX, PCA, and PIPE incurred total assessment expense in the amount of $80,000 pursuant to such laws. For the nine months ended September 30, 2018, PPIX, PCA, and PIPE incurred total assessment expense in the amount of $33,000 pursuant to state insurance guaranty association laws. For the nine months ended September 30, 2017, PPIX, PCA, and PIPE incurred total assessment expense in the amount of $40,000 pursuant to state insurance guaranty association laws.
PPIX, PCA, and PIPE each establish reserves relating to insurance companies that are subject to insolvency proceedings when they are notified of assessments by the guaranty associations. We cannot predict the amount and timing of any future assessments on Positive Insurance under these laws. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Federal Regulation
The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may impact the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. The Dodd-Frank Act established the Federal Insurance Office which is authorized to study, monitor and report to Congress on the insurance industry and to recommend that the Financial Stability Oversight Council designate an insurer as an entity posing risks to the U.S. financial stability in the event of the insurer’s material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including by increasing national uniformity through either a federal charter or effective action by the states. Changes to federal legislation and administrative policies in several areas, including changes in federal taxation, can also significantly impact the insurance industry and us.
We are also subject to the Fair and Accurate Credit Transactions Act of 2003, or FACTA, and the Health Insurance Portability and Accountability Act of 1996, or HIPPA, both of which require us to protect the privacy of our customers’ information, including health and credit information.
Sarbanes-Oxley Act of 2002.
Enacted in 2002, the stated goals of the Sarbanes-Oxley Act of 2002, or SOX, are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We will become subject to most of the provisions of the SOX immediately after completion of this offering.
The SOX includes very specific disclosure requirements and corporate governance rules and requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related regulations.
Privacy.
As mandated by the Gramm-Leach-Bliley Act, states continue to promulgate and refine laws and regulations that require financial institutions, including insurance companies, to take steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that affected the insurance industry was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. PPIX, PCA, and PIPE have each implemented procedures to comply with the Gramm-Leach-Bliley Act’s related privacy requirements.
OFAC.
The Treasury Department’s Office of Foreign Asset Control (OFAC) maintains a list of “Specifically Designated Nationals and Blocked Persons” (the SDN List). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations or drug traffickers. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC.
JOBS Act.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, such as reduced public company reporting, accounting and corporate governance requirements. We currently intend to avail ourselves of the reduced disclosure obligations regarding executive compensation.
Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
We will remain an “emerging growth company” for up to five years following our IPO, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.
In addition, as an emerging growth company, we are exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934, which require shareholder approval of executive compensation and golden parachutes.
Dividends.
Pennsylvania law sets the maximum amount of dividends that may be paid by an insurance company during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Insurance Department. This amount cannot exceed the greater of 10% of the insurance company’s surplus as reported on the most recent annual statement filed with the Pennsylvania Insurance Department, or the insurance company’s statutory net income for the period covered by the annual statement as reported on such statement. The combined amount available for payment of dividends by PPIX, PCA, and PIPE, on a combined basis, in 2018 without prior approval is approximately $4.3 million. “Extraordinary dividends” in excess of the foregoing limitations may only be paid with prior notice to, and approval of, the Pennsylvania Insurance Department. See “Dividend Policy.”
Holding Company Laws.
Most states, including Pennsylvania, have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish certain information. This includes information concerning the operations of companies within the holding company group that may materially affect the operations, management or financial condition of the insurers within the group. Pursuant to these laws, the Pennsylvania Insurance Department requires disclosure of material transactions involving an insurance company and its affiliates, and requires prior notice and/or approval of certain transactions, such as “extraordinary dividends” distributed by the insurance company. Under these laws, the Pennsylvania Insurance Department will have the right to examine us and Positive Insurance at any time.

All transactions within our consolidated group affecting Positive Insurance must be fair and equitable. Notice of certain material transactions between Positive Insurance and any person or entity in our holding company system will be required to be given to the Pennsylvania Insurance Department. Certain transactions cannot be completed without the prior approval of the Pennsylvania Insurance Department.
Approval of the state insurance commissioner is required prior to any transaction affecting the control of an insurer domiciled in that state. In Pennsylvania, the acquisition of 10% or more of the outstanding voting securities of an insurer or its holding company is presumed to be a change in control. Pennsylvania law also prohibits any person or entity from (i) making a tender offer for, or a request or invitation for tenders of, or seeking to acquire or acquiring any voting security of a Pennsylvania insurer if, after the acquisition, the person or entity would be in control of the insurer, or (ii) effecting or attempting to effect an acquisition of control of or merger with a Pennsylvania insurer, unless the offer, request, invitation, acquisition, effectuation or attempt has received the prior approval of the Pennsylvania Insurance Department.
Legal Proceedings
PPIX, PCA and PIPE are each parties to litigation in the normal course of business. Based upon information presently available to us, we do not consider any litigation to be material. However, given the uncertainties attendant to litigation, we cannot assure you that our results of operations and financial condition will not be materially adversely affected by any litigation.
Properties
Our headquarters is located at 100 Berwyn Park, 850 Cassatt Road, Suite 220, Berwyn, PA 19312, and we will also maintain an office in Rome, Georgia for our accounting staff.
The headquarters of PPIX, PCA and PIPE are located at 100 Berwyn Park, 850 Cassatt Road, Suite 220, Berwyn, PA 19312, and its phone number is 888-335-5335.
We believe that the offices currently occupied are sufficient for our needs and any expected growth in the near future.

ACCOUNTING TREATMENT
In determining the appropriate accounting treatment under GAAP for conversion transactions, the Company evaluated the extent of common control that exists between the entities. The accounting treatment for common control transactions differs from business combinations. Combinations between entities under common control are excluded from the scope of business combinations in ASC 805. ASC 805 states that common control transactions are transfers and exchanges between entities that are under the control of the same parent or are transactions in which all of the combining entities are controlled by the same party or parties before and after the transaction and that control is not transitory (ASC 805-50-15-6). Generally, under GAAP, entities that are consolidated by the same parent or were required to be consolidated by the parent or the controlling party, are considered to be under common control.
Prior to the offering and through the attorney-in-fact agreements between Diversus’ wholly-owned subsidiaries, SIS, PTP, and PIPE Management, and PPIX, PCA, and PIPE, respectively, Diversus has the power to direct the activities of PPIX, PCA, and PIPE that most significantly impact PPIX’s, PCA’s, and PIPE’s economic performance by acting as the common attorney-in-fact and decision maker for the subscribers of PPIX, PCA, and PIPE.
You should read this section in connection with “Prospectus Summary - Our Structure Prior to the Conversions” and “- Our Structure Following the Conversions” included elsewhere in this prospectus. The accounting treatment that we have applied or intend to apply to the various acquisitions, merger and conversion transactions is summarized as follows:
Positive Physicians Holdings, Inc. Transaction
PPIX, PCA, and PIPE will undergo the process of demutualization or the conversion from subscriber-based entities to stock-based entities as discussed in ASC 944-805. In connection with the demutualization process, PPIX Conversion Corp., PCA Conversion Corp., and PIPE Conversion Corp. will be formed. The effect of the demutualization has been considered by management in accordance with ASC 944-805, but the full effect will not measurable until the transaction has been consummated. In connection with the merger, PCA Conversion Corp. and PIPE Conversion Corp. will be merged into PPIX Conversion Corp., which will change its name to Positive Insurance. Positive Insurance will own the insurance operations post-merger. Positive Insurance will be a wholly-owned subsidiary of the Company. ASC 805-50-15-6 indicates that if “an entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity,” that transaction qualifies as a common control transaction. We will account for the transfer of net assets by PCA and PIPE to Positive Insurance as transactions between entities under common control. Positive Insurance will receive the net assets and will initially recognize the assets, liabilities and non-controlling interests transferred at their carrying amounts in the accounts of the transferring entities, PCA and PIPE, at the date of the transfer. The non-controlling interests will be eliminated as a result of the conversions of PPIX, PCA, and PIPE.
Non-Controlling Interests
In connection with the conversion of PPIX, PCA, and PIPE, each subscriber (non-controlling interests) will have the opportunity to vote to approve or disapprove the conversions and to make or not make an equity investment in Positive Physicians Holdings, Inc. Upon completion of the conversions, each subscriber will cease to have any legal or economic interest whatsoever in PPIX, PCA, or PIPE as the case may be. Under the provisions of the Pennsylvania Medical Professional Liability Reciprocal Exchange-to-Stock Conversion Act, any voting rights and any right to share in the surplus of the reciprocal insurance exchange are extinguished upon the effective date of the conversion regardless of whether the policyholder exercises such subscription rights. Under GAAP, changes in ownership interest are treated as equity transactions, if control is maintained by the primary beneficiaries. Additional acquisitions of ownership interests (non-controlling interests) after control is obtained and disposal of an ownership interest that do not result in a company losing control are treated as equity transactions. The extinguishment of any continuing rights of the non-controlling interests in the conversions of PPIX, PCA, and PIPE will be accounted for as equity transactions and the related carrying value of the non-controlling interests will be recognized as additional paid in capital (“APIC”) in equity. The same accounting will apply in the consolidated financial statements of the Company, as the parent, and no gain will be recognized in the consolidated statement of operations.

THE CONVERSIONS AND THE OFFERING
As reciprocal insurance exchanges, PPIX, PCA, and PIPE do not have shareholders. They have subscribers. The subscribers of PPIX, PCA, and PIPE are their respective policyholders. The subscribers of PPIX, PCA, and PIPE do not have any voting rights except as are provided by Pennsylvania law, such as the right to approve the conversions. In addition, such subscribers do not have any economic interest in the assets or earnings of the exchanges absent a liquidation of an exchange, but do have the first right to purchase shares in this offering. In an insurance company organized as a stock institution, policyholders have no governance rights, which reside with shareholders, and instead have only contractual rights under their insurance policies.
General
On June 1, 2018, Specialty Insurance Services, LLC, as the attorney-in-fact of PPIX, adopted the plan of conversion of PPIX, subject to the approval of the Pennsylvania Insurance Commissioner. Approval by the Pennsylvania Insurance Commissioner, which was received on [.], 2018, is not a recommendation or endorsement of the offering. The plan of conversion of PPIX is also subject to the approval of the policyholders of PPIX as of June 1, 2018, by the affirmative vote of at least two-thirds of the votes cast at a special meeting to be held on [.], 2018.
On June 1, 2018, Professional Third Party, L.P., as the attorney-in-fact of PCA, adopted the plan of conversion of PCA, subject to the approval of the Pennsylvania Insurance Commissioner. Approval by the Pennsylvania Insurance Commissioner, which was received on [.], 2018, is not a recommendation or endorsement of the offering. The plan of conversion of PCA is also subject to the approval of the policyholders of PCA as of June 1, 2018, by the affirmative vote of at least two-thirds of the votes cast at a special meeting to be held on [.], 2018.
Similarly, on June 1, 2018, Physicians’ Insurance Program Management Company, as the attorney-in-fact of PIPE, adopted the plan of conversion of PIPE, subject to the approval of the Pennsylvania Insurance Commissioner. Approval by the Pennsylvania Insurance Commissioner, which was received on [.], 2018, is not a recommendation or endorsement of the offering. The plan of conversion of PIPE is also subject to the approval of the policyholders of PIPE as of June 1, 2018, by the affirmative vote of at least two-thirds of the votes cast at a special meeting to be held on [.], 2018.
The plans of conversion, as amended, provide that we will offer shares of our common stock for sale in a subscription offering to policyholders of PPIX, PCA, and PIPE as of June 1, 2018. In addition, we may elect to offer the shares of common stock not subscribed for in the subscription offering, if any, for sale in a community offering commencing during or upon completion of the subscription offering. See “- Subscription Offering and Subscription Rights” and “- Community Offering.” Except for any orders placed by ICG, we have the right to accept or reject, in whole or in part, any order to purchase shares of common stock received in the community offering.
The conversions will be accomplished by the filing of articles of merger with the Pennsylvania Department of State with respect to the mergers of PPIX with and into PPIX Conversion Corp, PCA with and into PCA Conversion Corp., and PIPE with and into PIPE Conversion Corp.
In connection with the conversions, all of the outstanding shares of common stock of PPIX Conversion Corp, PCA Conversion Corp., and PIPE Conversion Corp. will be issued to the Company, and they will then become wholly owned stock subsidiaries of the Company. Contemporaneously with the completion of the conversions and the mergers, PCA Conversion Corp., and PIPE Conversion Corp. will merge with and into PPIX Conversion Corp., which will change its name to Positive Physicians Insurance Company. Positive Insurance will then be the Company’s sole subsidiary. The conversion will be effected only if subscriptions and orders are received for at least 3,570,000 shares of common stock and the eligible policyholders of PPIX, PCA and PIPE approve their respective plans of conversion.
Copies of the PCA plan of conversion, the PPIX plan of conversion, and the PIPE plan of conversion are available by contacting our principal executive office located at 100 Berwyn Park, 850 Cassatt Road, Suite 220, Berwyn, PA 19312. A copy of the applicable plan also was sent to each eligible policyholder of PPIX, PIPE, and PCA along with the notice of their respective special meeting of eligible policyholders.

Copies of the plans also are filed as exhibits to the registration statement of which this prospectus is a part. Copies of the registration statement and exhibits may be obtained from the SEC. See “Additional Information.”
Offering of Common Stock
In connection with the conversions, we are offering shares of common stock to the eligible policyholders of PPIX, PCA, and PIPE. The offering to the eligible policyholders of PPIX, PCA, and PIPE, is referred to as the subscription offering because each of those constituents will receive subscription rights to purchase up to 5,000 shares of common stock in the offering.
We also plan to offer to sell shares of our common stock to certain existing stockholders of Diversus and to ICG and Enstar. Except for orders placed by ICG, Enstar, and certain stockholders of Diversus, no person has a right to purchase shares in the community offering. Existing stockholders of Diversus collectively may not purchase more than 5% of the number of shares available for purchase after purchases by policyholders in the subscription offering.
The completion of this offering is subject to market conditions and other factors beyond our control. If the offering is not completed, our capital structure will remain unchanged. In that event, PPIX, PCA and PIPE will continue to be reciprocal insurance exchanges, and all funds received with order forms will be promptly returned to purchasers without interest.
Effect of Offering on Policyholders of PPIX, PCA and PIPE
Upon completion of the conversions, Positive Insurance will be the successor to PPIX, PCA, and PIPE and all of the assets and rights of PPIX, PCA, and PIPE will vest in Positive Insurance. In addition, Positive Insurance will assume all of the obligations and liabilities of PPIX, PCA, and PIPE. All of the interests of the policyholders of PPIX, PCA, and PIPE as subscribers in such reciprocal insurance exchanges will be extinguished. However, the conversion will have no effect on the rights of the policyholders of PPIX, PCA, or PIPE under their respective insurance policies.
The subscribers of PPIX, PCA and PIPE have no right to vote for the election of directors or on any other corporate transactions except as provided by law. In addition, the interests of subscribers, unlike shares held by shareholders, have no market value because they cannot be separated from the underlying insurance policy and, in any event, are not transferable. The certificate of organization of PIPE provides that upon the liquidation of PIPE, any assets remaining after all obligations of PIPE have been satisfied are to be distributed to the policyholders based on the proportion that the premiums paid by each then current policyholder during the twelve months preceding the effective date of the liquidation bears to the total premiums paid by all current policyholders during such twelve-month period. The certificates of organization of PPIX and PCA contain no such provision.
If the plans of conversion are not approved by at least two-thirds of the votes cast by the eligible policyholders of PPIX, PCA and PIPE or if the conversions fail to be completed for any other reason, PPIX, PCA and PIPE will each continue as a reciprocal insurance exchange. In this case, the subscribers of PPIX, PCA and PIPE will retain their rights as subscribers described above.
Continuity of Insurance Coverage and Business Operations
The conversions will not change the insurance protection or premiums under insurance policies issued by PPIX, PCA or PIPE. During and after the conversions, the normal business of issuing insurance policies and handling claims will continue without change or interruption. After the conversions, Positive Insurance will continue to provide services to policyholders under current policies. Positive Insurance will be managed by the board of directors of Positive Insurance. Information on the officers and directors of the Company, which will be the parent corporation and sole shareholder of Positive Insurance, is set forth in this prospectus in “Management - Directors and Officers.”
Voting Rights
As subscribers, the policyholders of PPIX, PCA and PIPE have only such voting rights as are granted by Pennsylvania law. After the conversions, all of the voting rights of the policyholders of PPIX, PIPE and PCA will cease. Instead, voting rights in Positive Insurance will be held by the Company, which will own all of the outstanding capital stock of Positive Insurance. Voting rights in the Company will be held by the shareholders of the Company, subject to the terms of the articles of incorporation and bylaws of the Company and to the provisions of Pennsylvania law. See

“Description of Our Capital Stock - Common Stock” for a description of our common stock and “Restrictions on Acquisition of the Company” for a description of certain provisions of the Company’s articles of incorporation that affect the voting rights of shareholders of the Company.
Subscription Offering and Subscription Rights
In accordance with the plans of conversion, rights to subscribe for the purchase of our common stock have been granted to “eligible subscribers” (as they are referred to in the plans of conversion), which means a person or entity who is a named insured under an insurance policy issued by PPIX , PCA, or PIPE that is in force as of the close of business on June 1, 2018.
At June 1, 2018, PPIX had approximately 1722 eligible subscribers, PCA had approximately 819 eligible subscribers, and PIPE had approximately 336 eligible subscribers.
All subscriptions received will be subject to the availability of common stock and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “- Limitations on Purchases of Common Stock.”
Each eligible subscriber of PPIX, PCA and PIPE will receive, without payment, nontransferable subscription rights to purchase shares, subject to the overall purchase limitations. If there are not sufficient shares available to satisfy all subscriptions by eligible subscribers, shares will be allocated first among subscribing eligible subscribers so as to permit each such eligible subscriber, to the extent possible, to purchase the lesser of: (i) the number of shares for which he or she subscribed, or (ii) 1,000 shares. Any shares remaining after such allocation will be allocated among the subscribing eligible subscribers whose subscriptions remain unfilled on a pro rata basis based on the number of shares that each eligible subscriber subscribed to purchase that remains unfilled, provided that no fractional shares will be issued.
Community Offering
To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering described above, we may elect to accept offers received in the community offering to the extent of any remaining shares. Pursuant to the standby stock purchase agreement, we have agreed to accept any order submitted by ICG provided that we cannot sell more than 4,830,000 shares in the offering. ICG has agreed that certain stockholders of Diversus can purchase, in the aggregate, up to 5% of the shares remaining after the satisfaction of subscriptions received in the subscription offering. We may reject any other order received in the community offering.
ICG has agreed to purchase in the community offering at least such number of shares as is necessary to ensure that at least 3,570,000 shares are sold in the offering. ICG has agreed to permit Enstar to purchase 30% of the shares that ICG would otherwise purchase in the offering. ICG and Enstar have each agreed not to transfer any shares that it purchases in the offering for at least six months after completion of the offering. ICG and Enstar are purchasing such shares for investment and not for resale.
Except for the obligation to sell shares to ICG, Enstar and certain stockholders of Diversus, the opportunity to submit an order for shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration of the community offering.
The community offering will commence simultaneously or shortly after with the subscription offering.
Standby Stock Purchase Agreement
General. On June 8, 2018, we entered into a standby stock purchase agreement with Insurance Capital Group, LLC, pursuant to which the standby purchaser agreed, subject to certain conditions, to acquire from the Company, at the subscription price of $10.00 per share, such number of shares of our common stock as would cause at least the minimum number of shares to be sold in connection with the conversion. If the conversion is completed, the standby purchaser will also acquire shares of our common stock upon the conversion of the exchangeable note described below. Any shares issued in connection with the exchangeable note will be counted towards satisfaction of the minimum number of shares that must be sold in the offerings. See “- Exchangeable Note”.

Exchangeable Note . In connection with entering into the standby stock purchase agreement, Insurance Capital Group, LLC has agreed to loan up to $750,000 to the Company to fund the costs of the conversions and the offerings. The Company will issue a $750,000 exchangeable note to the standby purchaser to evidence any advances made to the Company by the standby purchaser under such credit facility. The outstanding principal balance of the exchangeable note will automatically convert into shares of common stock of the Company at a price of $10.00 per share upon completion of the conversion. If the conversion is not completed, the outstanding principal balance and all unpaid, accrued interest under the exchangeable note will become due and payable. The Company may borrow under the exchangeable note from time to time, provided that the outstanding principal balance cannot exceed $750,000 at any time. The proceeds of the exchangeable note may be used by the Company to pay the costs that it has and will incur in connection with the conversion and the offerings. The exchangeable note will bear interest at an annual rate of 8.0% is due and payable on the first anniversary of the date of the note, but the standby purchaser can accelerate the maturity of the exchangeable note if the Company’s board of directors decides to abandon the conversion or upon any event of bankruptcy or insolvency of the Company or the occurrence of any event that permits ICG to accelerate the maturity of the note. Enstar has agreed with ICG that Enstar will fund 30% of any advances under the exchangeable note.
Conditions to Closing. The standby stock purchase agreement contains customary representations and warranties of the Company and the exchanges, on the one hand, and the standby purchaser, on the other hand. The conditions to the standby purchaser’s closing obligations include, among other things:

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the representations and warranties of the Company and the exchanges are true and correct as of the date of the standby stock purchase agreement and as of the date of the closing of the conversion as if made on that date, except where the failure to be true and correct (without regard to any materiality or material adverse effect qualifications contained in such representations) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect (as defined in the standby stock purchase agreement), and provided that certain representations and warranties have to be true and correct in all respects;

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the Company and the exchanges shall have performed in all material respects all of their respective obligations under the standby stock purchase agreement that are required to be performed prior to the closing;

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as of the closing date none of the following shall be in effect: (a) trading in the Company’s common stock shall have been suspended by the SEC or trading in securities generally on the New York Stock Exchange or the NASDAQ Stock Market shall have been suspended or limited or minimum prices shall have been established on either such exchange, (b) a banking moratorium shall have been declared either by United States or New York state authorities, or (c) there shall have occurred any material outbreak or material escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis which has a material adverse effect on the United States financial markets;

•	the gross proceeds from the offering, including the purchases by the standby purchaser, are equal to or greater than $35,700,000;

•
since the date of the standby stock purchase agreement, a material adverse effect shall not have occurred with respect to the exchanges and the Company and no change or event shall have occurred that would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to the exchanges or the Company;

•	the standby purchaser has been granted the right to appoint a member of the board of directors of Diversus, Inc.; and

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if requested by the standby purchaser, the exchanges have obtained adverse development coverage from a reinsurance company acceptable to the standby purchaser in the amount of $15,000,000 and at a cost not in excess of $6,000,000 and attaching at current reserve levels.

The conditions to the Company’s closing obligations include, among other things:

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the representations and warranties of the standby purchaser are true and correct in all material respects as of the date of the standby stock purchase agreement and as of the date of the closing of the conversion as if made on that date (except for representations and warranties made as of a specified date, which shall be true and correct as of that specified date);

•	the standby purchaser shall have performed in all material respects all of its obligations under the standby stock purchase agreement that are required to be performed prior to the closing;

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as of the closing date none of the following shall be in effect: (a) trading in the Company’s common stock shall have been suspended by the SEC or trading in securities generally on the New York Stock Exchange or the NASDAQ Stock Market shall have been suspended or limited or minimum prices shall have been established on either such exchange, (b) a banking moratorium shall have been declared either by United States or New York state authorities, or (c) there shall have occurred any material outbreak or material escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis which has a material adverse effect on the United States financial markets; and

•	the gross proceeds from the offering, including the purchases by the standby purchaser, are equal to or greater than $35,700,000.
The obligation of both the Company and the standby purchaser to consummate the transactions contemplated by the standby stock purchase agreement are subject to the following conditions:

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no judgment, injunction, decree, or other legal restraint shall be outstanding, nor shall any action, suit, claim, investigation, or other legal proceeding be pending that would reasonably be expected to prohibit, or have the effect of rendering unachievable, the consummation of the offerings or the transactions contemplated by the standby stock purchase agreement;

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the registration statement of which this prospectus is a part shall have been declared effective by the SEC and no stop order suspending the effectiveness of such registration statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC, and any request of the SEC with respect to such registration statement shall have been complied with;

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at least two-thirds of the votes cast by the subscribers of each exchange voting at the special meeting of the subscribers of such exchange called for such purpose shall have voted to adopt and approve the plan of conversion of the exchange and the transactions contemplated thereunder;

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all consents and approvals of the Department and any other regulatory body or agency necessary to consummate the transactions contemplated by the standby stock purchase agreement shall have been obtained and all notice and waiting periods required by law to pass after receipt of such approvals or consents shall have passed;

•	our shares of common stock shall have been authorized for listing on the NASDAQ Capital Market;

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Diversus Management and Positive Insurance shall have both executed and delivered the new management agreement described herein under “Description of Business - Management of Positive Insurance After the Conversions” and the Company shall have made the $10,000,000 payment to Diversus in consideration of Diversus Management entering into the new management agreement;

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the Company and Diversus shall have entered into credit agreements related to the $6,000,000 credit facility described herein under “The Conversions and the Offering - Transactions Related to the Conversions;”

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Diversus, the Company, and Diversus’ lender shall have entered into an intercreditor agreement on terms and conditions that are reasonably acceptable to Diversus, the Company, and Diversus’ Lender; and

•	Diversus and the Company shall have both executed and delivered the option agreement described under “The Conversions and the Offering - Transactions Related to the Conversions.”
Board Designees . In connection with closing under the standby stock purchase agreement, we will appoint Matthew T. Popoli, Craig A. Huff, Scott Penwell, Stephen Johnson, and James Zech and Enstar will appoint Duncan McLaughlin and Paul Brockman to the board of directors of the Company. Lewis S. Sharps, as the Chief Executive Officer of the Company, will also be appointed to the board of directors of the Company. If and for so long as the standby purchaser beneficially owns more than 50.0% of the issued and outstanding shares of our common stock, the standby purchaser will have the right to nominate a majority of the members of the board of directors of the Company and Positive Insurance, and the Company has agreed to elect such nominees to the board of directors of Positive Insurance.
Preemptive Rights. The standby purchaser will be entitled to contractual preemptive rights that would allow it to maintain its percentage ownership in certain subsequent offerings of our common stock or securities convertible into our common stock. This right will not apply to, and shall terminate upon the earlier of (a) the first date upon which the standby purchaser no longer beneficially owns shares of our common stock representing more than twenty percent (20%) of the issued and outstanding shares of our common stock immediately prior to a subsequent issuance of our common stock or securities convertible into our common stock, or (b) the date of any breach by the standby purchaser of any obligation under the standby stock purchase agreement that remains uncured after thirty days’ notice thereof.
Drag Along Rights . The standby stock purchase agreement provides that if the standby purchaser or any other shareholder who owns 51% or more of the outstanding shares of common stock of the Company receives a bona fide offer from an unaffiliated third party purchaser to consummate, in one transaction or a series of transactions, a change of control, such shareholder will have the right to require Enstar, Lewis S. Sharps, Leslie Latta, and Kurt Gingrich to participate in such transaction by transferring such shareholder’s shares of common stock of the Company to the third party purchaser for the same consideration as will be received by the standby purchaser or other selling shareholder. No shareholder, however, will be required to participate in such transaction if the consideration to be received is other than cash or registered securities listed on an established United States securities exchange. Each shareholder will be required to vote in favor of the transaction and take all actions to waive any dissenters’ appraisal or similar rights in connection with such transaction. For purposes of the standby stock purchase agreement, “change of control” means any transaction or series of transactions (as a result of a tender offer, merger, consolidation, or otherwise) that results in, or that is in connection with (a) any third party purchaser or “group” of third party purchasers acquiring beneficial ownership, directly or indirectly, of a majority of the outstanding shares of common stock of the Company, or (b) the sale, lease, exchange, or other transfer of all or substantially all of the property and assets of the Company and its subsidiaries, on a consolidated basis, to any third party purchaser or “group” of third party purchasers (including any liquidation, dissolution, or winding up of the Company, or any other distribution made in connection therewith).
Tag Along Rights . The standby stock purchase agreement provides that if Lewis S. Sharps, M.D., Daniel Payne, Leslie Latta, and Kurt Gingrich, or any shareholder who owns 51% or more of the outstanding shares of common stock of the Company, proposes to transfer more than half of its shares of common stock of the Company to a third party purchaser and the selling shareholder has not elected to exercise its drag along rights as described above, each other shareholder of the Company will be permitted to participate in such transfer on the same terms and conditions as the selling shareholder.
Termination. The standby stock purchase agreement provides that it may be terminated by the standby purchaser only upon the occurrence of the following events:

•	a material breach of the agreement by us that has not been cured within fifteen days after written notice by the standby purchaser;

•	if, by action by the attorneys-in-fact of the exchanges, the exchanges shall have decided to abandon the plans of conversion;

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if the plans of conversion shall have failed to receive the requisite approval of the Department or the requisite vote for approval and adoption by the subscribers of the exchanges who are eligible to vote on the plans of conversion;

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if any governmental entity, including the Department, shall have issued an order, decree, or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the standby stock purchase agreement and such order, decree, ruling, or other action shall have become final and nonappealable or if the removal or reversal of such order, decree, ruling or other action would result in a “burdensome condition” as defined in the standby stock purchase agreement; or

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the conversion is not completed by March 31, 2019, unless the person seeking to terminate the agreement has failed to perform its obligations under the standby stock purchase agreement and such failure is the primary cause of the failure of the conversion to be completed by March 31, 2019, and provided that either the Company or the standby purchaser may extend such date for up to six months if any approvals necessary to proceed with or complete the conversion or the offerings have not been received by December 1, 2018.

Termination Fee. If the conversions are not completed solely because the transactions involving Diversus are not approved by the Diversus stockholders, then the Company and the exchanges are obligated to pay to ICG a termination fee equal to the costs incurred by ICG in connection with conducting due diligence and the negotiation of the standby stock purchase agreement and other related agreements, but such fee shall not exceed $500,000 (the “No Vote Termination Fee”). In the event the requisite Diversus stockholder approval is not received and the Company and the Exchanges enter into agreements with another party with respect to a transaction similar to the transactions described in the standby stock purchase agreement, the Company and the exchanges are obligated to pay to ICG a termination fee equal to the sum of (i) the No Vote Termination Fee, and (ii) an amount equal to 3.0% of the aggregate statutory surplus of the exchanges. In each case, the amount required to be paid shall be limited to an amount permitted by the Pennsylvania Insurance Department, if so required by the Department, and is subject to the formal approval of the Department.
Stock Pricing and Number of Shares to be Issued
The plans of conversion require that the aggregate purchase price of the common stock be based on the combined estimated pro forma market values of PPIX, PCA, and PIPE. The valuation must be in the form of a range consisting of a midpoint valuation, a valuation fifteen percent (15%) above the midpoint valuation and a valuation fifteen percent (15%) below the midpoint valuation. Based on the appraisals performed by Feldman Financial as of May 1, 2018, the combined estimated pro forma market value of PPIX, PCA, and PIPE is between $35,700,000 and $48,300,000.
We determined to offer the common stock in the offering at the price of $10 per share to ensure a sufficient number of shares are available for purchase by policyholders. In addition, Griffin Financial advised us that the $10 per share offering price is commonly used in conversions of mutual insurance companies and savings banks and savings associations that use the subscription rights model. These were the only factors considered by our board of directors in determining to offer shares of common stock at $10 per share. The purchase price will be $10 per share regardless of any change in the pro forma market values of PPIX, PCA, and PIPE, as determined by Feldman Financial.
We plan to issue between 3,570,000 and 4,830,000 shares of our common stock in the offering. This range was determined by dividing the $10.00 price per share into the range of the combined appraisals of PPIX, PCA, and PIPE by Feldman Financial. We cannot assure you that the market price for the common stock immediately following the offering will equal or exceed $10 per share.
There is a difference of approximately $12.6 million between the low end and the high end of the range of Feldman Financial’s combined valuations. As a result, the percentage interest in the Company that a subscriber for a fixed number of shares of common stock will have is greater if 3,570,000 shares are sold than if 4,830,000 shares are sold. In addition, assuming that the actual market value of the Company. will be within the broad estimated valuation range, this consolidated market value may be materially more or less than the total amount of subscriptions and orders received. Therefore, purchasers, in total and on a per share basis, may pay more for the common stock than the actual market value.

If Subscriptions Received in the Subscription Offering Meet or Exceed the Maximum Number of Shares Offered
If, after the subscription offering, the number of shares subscribed for by eligible policyholders of PPIX, PCA, and PIPE in the subscription offering is equal to or greater than 3,570,000 shares, the offering will be promptly completed. We will, upon completion of the offering, issue shares of common stock to the subscribing participants. The number of shares of common stock issued will not exceed the 4,830,000 shares of common stock being offered. In the event of an oversubscription in the subscription offering, shares of common stock will be allocated among the subscribing participants in the priorities set forth in the plans of conversion. No fractional shares of common stock will be issued.
If Subscriptions Received in the Subscription Offering Meet or Exceed the Required Minimum, but not the Maximum Number of Shares Offered
If the number of shares of common stock subscribed for by eligible policyholders of PPIX, PCA, and PIPE in the subscription offering is equal to or greater than 3,570,000 shares, but less than 4,830,000 shares, then we may choose to promptly complete the offering. However, prior to doing so, we will have the right in our absolute discretion to accept, in whole or in part, or reject orders received from any or all persons in the community offering except the standby purchaser, which we are required to accept up to the maximum of the offering. We may, at our option, accept orders received from existing shareholders of Diversus before accepting orders from any other person. In any event, on the effective date we will issue to those persons purchasing in the subscription offering shares of common stock in an amount sufficient to satisfy the accepted subscriptions in full. No more than 4,830,000 shares of common stock will be issued in the offering. No fractional shares of common stock will be issued.
If Subscriptions and Orders Received in all Phases of the Offering Combined Do Not Meet the Required Minimum
If a condition in the standby purchase agreement to ICG’s obligation to purchase shares is not satisfied and ICG is relieved of its obligation to purchaser sufficient shares to reach the minimum of the offering, it is possible that we may not receive subscriptions and orders for 3,570,000 shares. In that event, we may choose to cancel this offering and return all funds received in the offering, without interest, or we may cause a new valuation of the consolidated pro forma market value of PPIX, PCA, and PIPE to be performed, and based on this valuation commence a new offering of the common stock. If we elect to commence a new offering, the funds received from each purchaser will be returned to such purchaser, without interest.
Resolicitation
In the event that updated valuations are provided by Feldman Financial that do not fall within the estimated valuation range, and we determine to proceed with the offering, we will return the funds received to the purchasers, without interest, and we will resolicit those who have previously subscribed for shares in the subscription and community offerings.
We will also resolicit purchasers in the event that the offering is extended beyond [.], 2019.
The Valuation
The plans of conversion require that the aggregate purchase price of the common stock must be based on the appraised estimated pro forma combined market value of the common stock, as determined on the basis of an independent valuation. This pro forma combined market value may be that value that is estimated to be necessary to attract full subscription for the shares, as indicated by the valuation. It also may be stated as a range of pro forma market values.
The plans of conversion require that the valuations of PPIX, PCA, and PIPE be made by an independent appraiser experienced in the valuation of insurance companies and that the purchase price of our common stock be based on the appraised estimated pro forma combined market value of PPIX, PCA, and PIPE, as determined on the basis of such independent valuations. On June 12, 2018, PPIX, PCA, and PIPE retained Feldman Financial to prepare valuations of each individual exchange. Feldman Financial is engaged regularly in the valuation of insurance companies and other financial institutions. There is no pre-existing relationship between Feldman Financial and PPIX, PCA, or PIPE.

Feldman Financial will be paid fixed fees of $110,000 for its valuations of PPIX, PCA, and PIPE, plus out-of-pocket expenses. These fees are not contingent on the completion of the offering. We agreed, among other things, to indemnify Feldman Financial from and against any and all loss or expenses, including reasonable attorney’s fees, in connection with its appraisal and other services, except if such loss or expenses are the result of a lack of good faith or gross negligence on the part of Feldman Financial. In the event that Feldman Financial is required to update its valuations of PPIX, PCA, and PIPE, Feldman Financial is entitled to a fee of $7,500 from each of PPIX, PCA, and PIPE for each such update.
Feldman Financial performed its appraisals in reliance upon the information contained in this document and information provided by the attorneys-in-fact of PPIX, PCA and PIPE, including their respective financial statements. Feldman Financial also considered the following factors, among others:

•	the present and projected operating results and financial condition of PPIX, PCA, and PIPE and current economic conditions;

•	certain historical, financial and other information relating to PPIX, PCA, and PIPE;

•	a comparative evaluation of the operating and financial statistics of PPIX, PCA, and PIPE with those of other comparable publicly traded insurance companies located in the United States;

•	the size of offerings of common stock by PPIX, PCA and PIPE as determined by Feldman Financial;

•	the impact of the conversion offering on the net worth and earnings potential of PPIX, PCA, and PIPE as determined by Feldman Financial;

•	the trading market for securities of comparable companies and general conditions in the market for such securities; and

•	the values which Feldman Financial estimates to be necessary to attract a full subscription of offerings of common stock by PPIX, PCA, and PIPE.
In conducting its analysis of PPIX, PCA, and PIPE, Feldman Financial placed emphasis on various financial and operating characteristics of PPIX, PCA, and PIPE, including their line of business, competitive position in the industry, relative size and premium volume, operating results in recent years, and ratio of equity capital to total assets. In addition to the factors listed above, in its review of the appraisals provided by Feldman Financial, the boards of directors of PPIX, PCA, and PIPE reviewed the methodologies and the appropriateness of the assumptions used by Feldman Financial and determined that such assumptions were reasonable.
In preparing the appraisals, Feldman Financial visited the corporate headquarters of PPIX, PCA, and PIPE and conducted discussions with their management teams concerning their business and future prospects. Feldman Financial reviewed and discussed with their management the audited GAAP financial statements of PPIX, PCA ,and PIPE for the years ended December 31, 2017 and 2016 and the statutory financial data of PPIX, PCA, and PIPE for the years ended December 31, 2013 through December 31, 2017.
In deriving its estimate of the estimated pro forma market values of PPIX, PCA and PIPE, Feldman Financial utilized the comparative market valuation approach. The comparative market valuation approach estimates a value by reviewing the relevant market pricing characteristics of comparable companies that are publicly traded. Feldman Financial selected a group of publicly traded insurance companies based on criteria relating to asset size, equity level, marketability and liquidity of stock, market segment and product lines, among other factors. In determining the composition of the comparative group, Feldman Financial focused exclusively on publicly traded insurance companies. Feldman Financial utilized the asset size, equity level and market capitalization selection criteria to encompass a meaningful number of companies for inclusion in the comparative group. The size and market capitalization criteria considered companies included in the lower quartile of all publicly traded property and casualty/multiline insurance companies.
Feldman Financial reviewed the trading market price ratios of the comparable companies for the purpose of developing valuation ratio benchmarks to reach an estimate of value for PPIX, PCA, and PIPE. The principal valuation measure considered by Feldman Financial was the price-to-book value ratio. Feldman Financial also considered the price-to-earnings ratio. Based on the quantitative and qualitative comparisons of PPIX, PCA, and PIPE with the selected group of publicly traded companies, Feldman Financial applied adjusted market pricing ratios to the pro forma financial data to determine the estimated pro forma market values. The market pricing ratios determined by Feldman Financial took into account market value adjustments for earnings prospects, management, liquidity of the shares of common stock, subscription interest, stock market conditions, and the new issue discount warranted for an equity securities offering.
The following table sets forth the publicly traded insurance companies used by Feldman Financial in its comparative market valuation approach and certain financial data reviewed by Feldman Financial regarding these companies and PPIX, PCA, and PIPE as of or for the last twelve months (LTM) ended December 31, 2017.

Company	Total Assets ($mil.)	Total Policy Reserves ($mil.)	Total Equity ($mil.)	LTM Total Revenue ($mil.)	Policy Reserves/Equity (%)	Cash & Invest./ Assets (%)	Total Equity/Assets (%)	Tangible Equity/Assets (%)
Positive Physicians Insurance Exchange	67.2	38.0	17.5	13.2	2.17	78.60	26.09	26.09
Professional Casualty Association	39.6	18.6	13.9	8.1	1.34	75.74	35.02	35.02
Physicians’ Insurance Program Exchange	26.6	11.8	12.3	3.7	0.96	93.89	46.03	46.03
Comparative Group Median	254.5	145.6	90.6	96.8	1.61	70.92	32.52	32.42
Comparative Group Mean	486.9	282.9	133.4	175.4	1.96	68.74	31.71	31.16
All Public P&C/Multiline Median	3,840.1	1,867.4	973.4	1,052.7	2.12	71.19	25.26	23.57
All Public P&C/Multiline Mean	42,539.1	17,550.5	11,144.3	9,664.3	2.42	67.35	28.43	26.72
Comparative Group
1347 Property Insurance Holdings	114.4	53.0	46.8	38.1	1.13	68.83	40.90	40.90
Atlantic American Corporation	343.2	173.6	113.0	181.1	1.54	79.26	32.92	32.42
Atlas Financial Holdings,Inc.	482.5	339.7	90.6	222.0	3.75	50.46	18.79	17.61
Baldwin & Lyons, Inc.	1,357.0	733.4	418.8	371.2	1.75	64.22	30.86	30.70
Conifer Holdings, Inc.	239.0	145.6	52.8	96.8	2.76	70.92	22.10	21.78
Federated National Holding Company	904.9	524.9	227.5	391.7	2.31	58.60	25.14	25.14
Hallmark Financial Services, Inc.	1,231.1	803.7	251.1	385.5	3.20	59.21	20.40	16.69
ICC Holdings, Inc.	152.3	77.6	64.1	48.2	1.21	73.53	42.08	42.08
Kingstone Companies, Inc.	254.5	115.9	94.6	92.8	1.23	73.67	37.16	36.90
National Security Group, Inc.	146.4	76.7	47.6	65.6	1.61	82.88	32.52	32.52
Unico American Corporation	130.3	67.8	59.9	36.8	1.13	74.57	46.01	46.01
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Source: PPIX; PCA; PIPE; S&P Global Market Intelligence.

The following table sets forth for the publicly traded insurance companies used by Feldman Financial certain market valuation data reviewed by Feldman Financial regarding these companies based on closing market prices as of May 1, 2018.

Company	Total Assets ($mil.)	Total Market Value ($mil.)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ LTM EPS (x)	Price/ Oper. EPS (x)	Price/ Total Revenue (x)	Price/ Total Assets (%)	Total Equity/ Assets (%)	Current Div. Yield (%)
Positive Physicians Insurance Exchange
Pro Forma Minimum	81.2	15.3	48.6	48.6	77.7	58.00	1.13	18.85	38.80	0.00
Pro Forma Midpoint	83.8	18.0	52.8	52.8	75.6	59.00	1.33	21.49	40.70	0.00
Pro Forma Maximum	86.4	20.7	56.4	56.4	74.2	59.80	1.52	23.96	42.50	0.00
Professional Casualty Association
Pro Forma Minimum	49.4	11.1	46.6	46.6	18.7	19.2	1.34	22.36	47.99	0.00
Pro Forma Midpoint	51.3	13.0	50.8	50.8	21.0	21.4	1.57	25.34	49.90	0.00
Pro Forma Maximum	53.2	15.0	54.4	54.4	23.0	23.5	1.79	28.11	51.67	0.00
Physicians’ Insurance Program Exchange
Pro Forma Minimum	34.9	9.4	45.6	45.6	55.7	79.9	2.41	26.82	50.33	0.00
Pro Forma Midpoint	36.5	11.0	49.8	49.8	57.0	77.5	2.81	30.17	52.36	0.00
Pro Forma Maximum	38.1	12.7	53.4	53.4	58.3	76.2	3.21	33.24	54.23	0.00
Comparative Group Median	254.5	66.3	84.5	87.0	18.7	40.5	0.61	26.47	31.16	0.00
Comparative Group Mean	486.9	123.5	97.8	101.3	20.5	40.5	0.84	30.21	37.01	0.99
Public P&C/Multiline Median	3,840.1	1,660.9	144.3	156.0	19.0	21.2	1.22	33.51	28.14	1.69
Public P&C/Multiline Mean	42,539.1	13,407.2	151.4	174.0	22.0	23.9	1.51	54.35	28.43	1.71
Comparative Group
1347 Property Insurance Holdings	114.4	40.7	87.0	87.0	NM	NM	1.07	35.56	40.90	0.00
Atlantic American Corporation	343.2	66.3	61.8	63.3	16.3	NM	0.37	19.32	32.92	0.62
Atlas Financial Holdings,Inc.	482.5	127.7	144.1	156.0	NM	NM	0.58	26.47	18.79	0.00
Baldwin & Lyons, Inc.	1,357.0	348.3	83.4	84.0	19.2	62.7	0.94	25.66	30.86	4.83
Conifer Holdings, Inc.	239.0	48.1	91.1	92.9	NM	NM	0.50	20.14	22.10	0.00
Federated National Holding Company	904.9	222.4	104.0	104.0	28.2	NM	0.57	24.57	25.14	1.89
ICC Holdings, Inc.	1231.1	187.6	75.0	95.8	NM	NM	0.49	15.23	20.40	0.00
Hallmark Financial Services, Inc.	152.3	52.6	84.5	84.5	NM	NM	1.09	34.56	42.08	0.00
Kingstone Companies, Inc.	254.5	183.8	193.4	195.4	18.3	18.3	1.98	72.19	37.16	2.33
National Security Group, Inc.	146.4	39.9	83.7	83.7	NM	NM	0.61	27.21	32.52	1.27
Unico American Corporation	130.3	40.9	68.2	68.2	NM	NM	1.11	31.36	46.01	0.00
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Source: PPIX, PCA; PIPE; S&P Global Market Intelligence; Feldman Financial.
Feldman Financial determined that the price-to-earnings ratio was less relevant as a valuation metric due to the relatively low average returns on equity and assets in recent reporting periods for PPIX, PCA, and PIPE and the uneven earnings performance of PPIX, PCA, and PIPE. Thus, the price-to-book value ratio was assigned additional emphasis as a valuation metric. Feldman Financial also relied upon the price-to-assets and price-to-revenue ratios to confirm its valuation conclusion was reasonable. Based on its comparative analyses, Feldman Financial concluded that the estimated pro forma market value warranted a discount in the range of approximately 33% to 42% relative to the comparative group for PPIX, a discount in the range of approximately 36% to 45% for PCA, and a discount in the range of approximately 37% to 46% for PIPE based on the price-to-book value ratio.
Feldman Financial’s valuation appraisals of the estimated pro forma market values of PPIX, PCA, and PIPE were prepared as of May 1, 2018. Feldman Financial has agreed to update its valuations as requested by us. These updates will consider developments in general stock market conditions, current stock market valuations for selected insurance companies, and the recent financial condition and operating performance of PPIX, PCA, and PIPE.
On the basis of the foregoing, Feldman Financial gave its opinion, dated May 1, 2018, that the estimated pro forma market value of PPIX ranged from a minimum of $15,300,000 to a maximum of $20,700,000 with a midpoint of $18,000,000, that the estimated pro forma market value of PCA ranged from a minimum of $11,050,000 to a maximum of $14,950,000 with a midpoint of $13,000,000 and that the estimated pro forma market value of PIPE ranged from a minimum of $9,350,000 to a maximum of $12,650,000 with a midpoint of $11,000,000. Accordingly, the pro forma combined market value of PPIX, PCA, and PIPE ranged from a minimum of $35,700,000 to a maximum of $48,300,000. We determined that the common stock should be sold at $10.00 per share, resulting in a range of 3,570,000 to 4,830,000 shares of common stock being offered in the offering. The offering range may be amended if required or if necessitated by subsequent developments in the financial condition of PPIX, PCA, and PIPE or market conditions generally.
Depending upon market or financial conditions, the total number of shares of common stock offered may be increased or decreased without a resolicitation of subscribers, provided that the aggregate gross proceeds are not below the minimum or more than the maximum of the offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the offering range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to confirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded, or be permitted to modify or rescind their subscriptions. If the number of shares of common stock issued in the offering is increased due to an increase in the offering range to reflect changes in market or financial conditions, persons who subscribed for the maximum number of shares will be given the opportunity to subscribe for the adjusted maximum number of shares. See “- Limitations on Purchases of Common Stock.”
An increase in the number of shares of common stock as a result of an increase in the estimated pro forma combined market value would decrease both a purchaser’s ownership interest and the Company’s pro forma shareholders’ equity on a per share basis while increasing pro forma shareholders’ equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a purchaser’s ownership interest and the Company’s pro forma shareholders’ equity on a per share basis while decreasing pro forma shareholders’ equity on an aggregate basis. The effect on pro forma net income and pro forma net income per share of any increase or decrease in the number of shares issued will depend on the manner in which we use the proceeds from the offering. See “Unaudited Pro Forma Financial Information.”
The appraisal reports of Feldman Financial are exhibits to the registration statement of which this prospectus is a part, and are available for inspection in the manner set forth under “Additional Information.”
The Department is not required to review or approve the valuation appraisals prepared by Feldman Financial in connection with this offering.
The valuations are not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing common stock. In preparing the valuations, Feldman Financial relied upon and assumed the accuracy and completeness of financial, statistical and other information provided to it by the attorneys-in-fact of PPIX, PCA, and PIPE. Feldman Financial did not independently verify the financial statements and other information provided to it by the attorneys-in-fact of PPIX, PCA, and PIPE, nor did Feldman Financial value independently their assets and liabilities. The valuations consider PPIX, PCA, and PIPE only as going concerns and should not be considered as an indication of the Company’s liquidation value. The valuations are necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time. We cannot assure you that persons purchasing common stock will be able to sell such shares at or above the initial purchase price. Copies of the valuation reports of Feldman Financial setting forth the method and assumptions for its valuations are on file and available for inspection at our principal executive offices. Any subsequent updated valuation reports of Feldman Financial will be available for inspection.
Offering Deadline
The stock offering will expire at noon, Eastern Time, on [•], 2018, unless on or prior to that date our board of directors extends the offering, which we may do without notice to you. Subscription rights not exercised prior to the termination date of this offering will be void. If this offering is extended more than 45 days after the original expiration date, we will return all of the funds received from purchasers, without interest, and we will resolicit subscribers offering them the opportunity to submit new orders. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel your order and return your payment without interest.

Subscriptions and orders for common stock will not be accepted by us until we receive subscriptions and orders for at least 3,570,000 shares of common stock. If we have not received subscriptions and orders for at least 3,570,000 shares of common stock by the expiration date of this offering, all funds delivered to us for the purchase of stock in this offering will be promptly returned to purchasers without interest.
Use of Order Forms in This Offering
Any person or entity who wants to subscribe for or order shares of common stock in this offering must sign and complete the stock order form and return it to us so that it is received (not postmarked) no later than noon, Eastern Time, on [.], 2018, together with full payment for all shares for which the order is made. The stock order form should be delivered in-person or mailed to the Stock Information Center at 620 Freedom Business Center, Suite 200, King of Prussia, PA 19406. Payment by personal check, bank cashier’s check or money order must accompany the stock order form. Except for purchases by ICG and Enstar, no cash, wire transfers, or third party checks will be accepted in the subscription offering. All checks or money orders must be made payable to “Computershare Trust Company, N.A. on behalf Positive Physicians Holdings, Inc.” Unless the subscription offering is extended, all subscription rights under the offering will expire at noon, Eastern Time, on the termination date of this offering, whether or not we have been able to locate each person or entity entitled to subscription rights. Once tendered, orders to purchase common stock in the offering cannot be modified or revoked without our consent.
No prospectus will be mailed any later than five days prior to the termination date of this offering, or hand delivered any later than two days prior to such date. This procedure is intended to ensure that each purchaser receives a prospectus at least 48 hours prior to the termination of the offering in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with or preceded by a prospectus. Photocopies and facsimile copies of stock order forms will not be accepted.
A subscription right may be exercised only by the eligible subscriber to whom it is issued and only for his or her own account. The subscription rights granted under the plans of conversion are nontransferable. Each eligible subscriber subscribing for shares of common stock is required to represent that he or she is purchasing the shares for his or her own account. Each eligible subscriber also must represent that he or she has no agreement or understanding with any other person or entity for the sale or transfer of the shares. Except for shares purchased by ICG and Enstar, we are not aware of any restrictions that would prohibit persons who purchase shares of common stock in the offering and who are not executive officers or directors of Positive Physicians Holdings, Inc., PPIX, PCA, or PIPE from freely transferring shares after the offering. See “- Limitations on Resales” herein.
We shall have the absolute right, in our sole discretion, and without liability to any person, to reject any stock order form, including but not limited to a stock order form that is:

•	not timely received;

•	improperly completed or executed;

•	not accompanied by payment in full for the shares of common stock subscribed for in the form; or

•	submitted by a person who we believe is making false representations or who we believe may be violating, evading or circumventing the terms and conditions of the plan of conversion.
We may, but are not required to, waive any incomplete, inaccurate or unsigned stock order form. We also may require the submission of a corrected stock order form or the remittance of full payment for the shares of common stock subscribed for by any date that we specify. Our interpretations of the terms and conditions of the plans of conversion and determinations concerning the acceptability of the stock order forms will be final, conclusive and binding upon all persons. We (and our directors, officers, employees and agents) will not be liable to any person or entity in connection with any interpretation or determination.

Payment for Shares
When you submit a completed stock order form to us, you must include payment in full for all shares of common stock covered by such order form. Payment may be made by personal check, bank cashier’s check or money order in U.S. dollars and must be made payable to “Computershare Trust Company, N.A. on behalf of Positive Physicians Holdings, Inc.” Payments will be placed in an escrow account at Computershare Trust Company, N.A., who will serve as the escrow agent. The escrow account will be administered by the escrow agent. An executed stock order form, once received by us, may not be modified or rescinded without our consent. Funds accompanying stock order forms will not be released to us until the offering is completed.
Book Entry Shares
All shares of common stock of the Company sold in the subscription offering and community offering will be issued in book entry form and held electronically on the books of our transfer agent. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock sold in the offering will be mailed by our transfer agent to the persons entitled thereto at the address noted by them on their stock order form as soon as practicable following consummation of the conversions. We expect trading in the stock to begin on the business day of or on the business day immediately following the completion of the conversions and stock offering. It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.
Stock Information Center
If you have any questions regarding the offering, please call the Stock Information Center at 1-610-_____, Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern Time or write to us at Positive Physicians Holdings, Inc., 100 Berwyn Park, 850 Cassatt Road, Suite 220, Berwyn, PA 19312. Our Stock Information Center is located at 620 Freedom Business Center, Suite 200, King of Prussia, PA 19406. Additional copies of the materials will be available at the Stock Information Center. The Stock Information Center will be closed on weekends and bank holidays.
Marketing and Underwriting Arrangements
We have engaged Griffin Financial as a marketing agent in connection with the offering of the common stock in the offering. Griffin Financial has agreed to use its best efforts to assist us with the solicitation of subscriptions and purchase orders for shares of common stock in the offering.
Stevens & Lee is acting as our counsel in connection with the offering. Griffin Financial is an indirect, wholly owned subsidiary of Stevens & Lee. You should be aware that conflicts of interest may arise in connection with this transaction.
Stevens & Lee has agreed to perform its services in connection with the offering based on its hourly rates plus out-of-pocket expenses. Griffin Financial will receive an amount equal to 3.5% of the aggregate dollar amount of stock sold in the subscription and community offering and 5.75% of the aggregate dollar amount of stock sold to the standby purchaser, which shall be deemed a commission payable to Griffin for its services.
In the event the offering is abandoned for any reason, we will pay Stevens & Lee its accrued and unpaid legal fees.
The following table sets forth commissions payable to Griffin Financial at the minimum and maximum number of shares sold in the offering, assuming that the standby purchaser purchases 3,265,000 shares in the offering:

	Minimum (3,570,000 shares)	Maximum (4,830,000 shares)
Commissions	$1,995,250	$2,719,750

Fees to Griffin Financial and to any other broker-dealer will be deemed to be underwriting fees. Griffin Financial and any other broker-dealers will be deemed to be underwriters. If the offering is not consummated or Griffin Financial ceases under certain circumstances to provide assistance to us, Griffin Financial will be reimbursed for its reasonable out-of-pocket expenses. Griffin Financial has no residual rights under the engagement letter to represent us or receive any payment from us in connection with any future financings, mergers, asset sales or any other transaction.
The Griffin Financial engagement letter also contains customary indemnification provisions. We have agreed to indemnify Griffin Financial for its liabilities, costs and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in this prospectus, including liabilities under the Securities Act of 1933.
Griffin Financial is an indirect, wholly-owned subsidiary of Stevens & Lee, and the legal fees paid to Stevens & Lee in connection with the offerings may be deemed an item of value for purposes of Finra Rule 5110(a)(6). Stevens & Lee estimates that the total legal fees that it will receive from the Company in connection with the offerings will not exceed $200,000.
Computershare, Inc. will perform records management services and escrow agent services for us in the offering. Computershare, Inc. will receive a fee for this service, plus reimbursement of reasonable out-of-pocket expenses incurred in performing this service.
Lewis S. Sharps, M.D., our President and Chief Executive Officer, may participate in the solicitation of offers to purchase common stock in this offering. Questions from prospective purchasers will be directed to such officers or Griffin Financial. Our employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit Dr. Sharps to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with his or her participation in this offering. In addition, any officers, directors or employees participating in the offering will perform substantial duties for us otherwise than in connection with the offering. None of such persons is or was a broker or dealer, or an associated person of a broker or dealer within the preceding 12 months, and none of such persons will participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (iii) of Rule 3a4-1.
Limitations on Purchases of Common Stock
The plans of conversion provide for certain limitations on the purchase of shares in the offering:

•	No person or entity may purchase fewer than 50 shares of common stock in the offering;

•
Holders of Diversus common stock will be permitted to purchase that number of shares that have a purchase price equal to 33% of the purchase price such stockholder paid for such stockholder’s shares of Diversus common stock. Holders of Diversus preferred stock will be permitted to purchase that number of shares that have a purchase price equal to 10% of the purchase price such stockholder paid for such stockholder’s shares of Diversus preferred stock, provided that if such stockholder voluntarily converts all of such stockholder’s shares of preferred stock to Diversus common stock prior to closing of the offerings, such stockholder will be permitted to purchase shares with a purchase price equal to 33% of the purchase price such stockholder paid for such stockholder’s shares of Diversus preferred stock. Enstar is an existing stockholder of Diversus, but because Enstar is purchasing 30% of the shares that ICG has the right to purchase, neither Enstar Holdings (US) LLC nor any of its affiliates will be permitted to purchase shares in the offering in its capacity as a stockholder of Diversus;

•
The stockholders of Diversus, Inc. as a group may not purchase more than 5% of the total number of shares remaining to be sold in the offering after giving effect to the shares purchase in the subscription offering; and

•
Except for ICG, Enstar, and the stockholders of Diversus, Inc., no purchaser, together with such purchaser’s affiliates and associates or any group acting in concert, may purchase more than 5,000 shares of common stock in the offering.

Therefore, if any of the following persons purchase stock in the offering, their purchases when combined with your purchases cannot exceed 5,000 shares of common stock:

•	any corporation or organization (other than the Company or Diversus) of which you are an officer or partner or the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar fiduciary capacity;

•	any of your relatives or your spouse, or any relative of your spouse, who lives at home with you;

•	any person or entity who you control, who controls you, or who together with you is controlled by the same third party;

•	any person or entity who is knowingly participating with you in a joint activity or interdependent conscious parallel action toward a common goal; or

•	any person or entity with whom you are combining or pooling voting or other interests in the securities of an issuer for a common purpose pursuant to any agreement or relationship.
There are approximately 1722 eligible subscribers of PPIX, 819 eligible subscribers of PCA, and 336 eligible subscribers of PIPE, as determined by reference to the number of policyholders of PPIX, PCA, and PIPE as of June 1, 2018. If subscriptions by eligible subscribers for common stock exceed the maximum of the estimated valuation range based on Feldman Financial’s valuations of PPIX, PCA, and PIPE, we will be obligated to sell to eligible subscribers the maximum number of shares offered. We are unable to predict the number of eligible subscribers that may participate in the subscription offering or the extent of any participation.
Shares of common stock to be purchased and held by ICG or Enstar will not be aggregated with shares of common stock purchased by any other purchaser of common stock in the offering for purposes of the purchase limitations discussed above.
Each person or entity purchasing common stock in the offering will be deemed to confirm that the purchase does not conflict with the purchase limitations under the plans of conversion or otherwise imposed by law. If any person or entity violates the purchase limitations, we will have the right to purchase from that person or entity, at the purchase price of $10.00 per share, all shares acquired by the person or entity in excess of the purchase limitation. If the person or entity has sold these excess shares, we are entitled to receive the difference between the aggregate purchase price paid by the person or entity for the excess shares and the proceeds received by the person from the sale of the excess shares. This right of the Company to purchase excess shares is assignable.
Except for orders submitted by the standby purchaser, we have the right in our sole and absolute discretion and without liability to any purchaser, underwriter or any other person or entity to determine which orders, if any, to accept in the community offering. Except for the order submitted by the standby purchaser, we have the right to accept or reject any order in whole or in part for any reason or for no reason.
Management Purchases
Because the directors and officers of the attorneys-in-fact of PPIX, PCA, and PIPE and directors of Positive Physicians Holdings, Inc. can only purchase shares in the offering if they are an eligible policyholder or are a shareholder of Diversus, we do not expect the purchase of a significant number of shares by our officers and directors.
Limitations on Resales
The common stock issued in the offering will be freely transferable under the Securities Act of 1933. However, the transfer of shares issued to the standby purchaser will be restricted for a period of six months from the effective date of the offering. The directors and officers of Positive Physicians Holdings, Inc. also are subject to additional resale restrictions under Rule 144 of the Securities Act of 1933. Shares of common stock issued to directors and officers will bear a legend giving appropriate notice of these restrictions. We will give instructions to the transfer agent for the common stock regarding these transfer restrictions. Any shares issued to the directors and officers of Positive Physicians

Holdings, Inc. as a stock dividend, stock split or otherwise with respect to restricted stock will be subject to the same restrictions. Shares acquired by the directors and officers after the completion of the offering will be subject to the requirements of Rule 144. See “Management - Directors and Officers.”
Amendment or Termination of Plans of Conversion
The plans of conversion may be amended or terminated at any time by the attorneys-in-fact of PPIX, PCA, and PIPE in their sole discretion.
Transactions Related to the Conversions
Option to Merge with Diversus
At the closing of the conversion transactions, ICG, the Company, and Diversus will enter into an option agreement pursuant to which both Diversus and the Company have the right to cause Diversus to merge with a newly formed subsidiary of the Company. In connection with such merger, were it to occur, the outstanding shares of Diversus capital stock will be exchanged for either cash or shares of Company common stock. If Diversus and the Company are unable to agree upon whether shares of Diversus capital stock will be exchanged for cash or shares of Company common stock, then the Company has the right to choose whether the Diversus shareholders will receive cash, shares of Company common stock, or some combination thereof in connection with the merger. The merger consideration will be determined based on the fair market value of the common equity of Diversus, and, if part or all of the merger consideration is to be paid in shares of Company common stock, the fair market value of a share of Company common stock. If the Company and Diversus are unable to agree upon such fair market values, each company shall appoint an appraiser and those two appraisers shall appoint a third appraiser. Those appraisers shall then determine the respective fair market values in accordance with the terms of the option agreement. If the consideration to be paid for each share of Diversus common stock in connection with the merger is at least $6.00 per share (as adjusted to take into account any stock splits, stock dividends, or stock combinations) and the Diversus board of directors or shareholders fail to approve the merger, then the Company has the right to terminate the option agreement.
If Diversus shareholders receive shares of common stock of the Company in connection with the merger, and within five years following the closing of the merger none of the following has occurred: (a) a public offering by selling shareholders of Company; (b) an acquisition of all of the assets or shares of the Company for cash or marketable securities; or (c) the acquisition of all of the shares of the Company held by Diversus shareholders (each a “Liquidity Event”); then the board of directors of the Company will, upon the written request of a majority of the Diversus shareholders (based upon the number of shares of Company common stock owned by Diversus shareholders), take such steps as may be necessary to cause a Liquidity Event (including, without limitation, the hiring of an investment bank to conduct such a process).
The option is exercisable at any time within a window of time beginning two years after the date of the closing on the conversions and four (4) years and six (6) months after the closing on the conversions; however, it may be exercised prior to the two years if ICG no longer has the right to appoint a majority of the members of the board of directors of the Company. Any such merger is subject to approval by the Diversus board of directors and the required vote of the holders of Diversus capital stock.
Loan to Diversus
The Company has agreed to provide a $6,000,000 credit facility to Diversus to provide working capital. The loan will bear interest at an annual rate of 8% and will be unsecured and subordinated to any indebtedness of Diversus to its commercial lenders. The loan will be convertible into shares of Diversus common stock at a price of $3.00 per share at the option of the Company. The Company and Diversus believe that the $3.00 price per share reflects the fair market value of Diversus common stock at the time that they entered into the agreements relating to the revisions to revisions to the management services agreement for Positive Insurance.

FEDERAL INCOME TAX CONSIDERATIONS
The statements of United States federal income tax law, or legal conclusions with respect to United States federal income tax law, in the following discussion constitute the opinion of Stevens & Lee on the material federal income tax considerations with respect to:

•
PPIX, PCA, and PIPE upon the conversion of PPIX, PCA, and PIPE from reciprocal insurance exchanges to a stock company pursuant to a merger with and into PPIX Conversion Corp., PCA Conversion Corp. and PIPE Conversion Corp., respectively;

•
eligible subscribers that are U.S. Persons that hold their membership interests in PPIX, PCA, and PIPE as of June 1, 2018, respectively, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), of the receipt, exercise and lapse of subscription rights to purchase shares of the common stock of Positive Physicians Holdings, Inc. (which we refer to as our common stock) in the subscription offering;

•
eligible subscribers that are U.S. Persons that purchase shares of our common stock in the subscription offering upon the exercise of subscription rights and hold their shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, of the acquisition, ownership and disposition of shares of our common stock purchased in the subscription offering; and

•
other investors that are U.S. Persons that purchase shares of our common stock in the community offering and hold their shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, of the acquisition, ownership and disposition of shares of our common stock purchased in the community offering.

The following discussion is based, primarily, on private letter rulings that have been issued by the Internal Revenue Service to certain corporations unrelated to the Company that have engaged in transactions that are analogous to the conversion. Under the Code, private letter rulings are directed only to the taxpayer that requested the rulings and they may not be used or cited as precedent by other taxpayers. In addition, some of the discussion below under “- Tax Consequences of Subscription Rights,” is outside the scope of the private letter rulings that have been issued by the Internal Revenue Service and is based on the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any part of the discussion under “- Tax Consequences of Subscription Rights,” below.
The following discussion is directed solely to eligible subscribers of PPIX, PCA, and PIPE that are U.S. Persons and hold membership interests in a qualifying policy as a capital asset within the meaning of Section 1221 of the Code and other investors that are U.S. Persons that purchase shares of our common stock in the community offering and hold their shares of our common stock as a capital asset within the meaning of Section 1221 of the Code , and it does not purport to address all of the United States federal income tax consequences that may be applicable to PPIX, PCA, and PIPE, or to the individual circumstances of particular categories of eligible subscribers of PPIX, PCA, or PIPE or other investors, in light of their specific circumstances. For example, if a partnership holds membership interests in a qualifying policy, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds membership interests in a qualifying policy, you should consult your tax advisor. In addition, the following discussion does not address aspects of United States federal income taxation that may be applicable to eligible subscribers of PPIX, PCA, or PIPE or other investors subject to special treatment under the Code, such as financial institutions, insurance companies, pass-through entities, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, or tax-exempt organizations, or any aspect of the U.S. alternative minimum tax or state, local or foreign tax consequences of the proposed transactions.
For purposes of this discussion, the term “U.S. Person” means (a) a citizen or resident of the United States, (b) a corporation, or entity treated as corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (ii) the trust has a valid election in effect to be treated as a U.S. Person for United States federal income tax purposes, or (e) any other person or entity that is treated for United States federal income tax purposes as if it were one of the foregoing.
This discussion does not constitute tax advice and is not intended to be a substitute for careful tax planning. Each eligible member is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of the receipt, exercise and lapse of subscription rights to purchase shares of our common stock in the subscription offering. Each prospective purchaser of shares of our common stock is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering.
The Conversion
For federal income tax purposes, it is the opinion of Stevens & Lee that:

•
the conversions of PPIX, PCA, and PIPE from reciprocal insurance exchanges to stock insurance companies pursuant to a merger with and into PPIX Conversion Corp., PCA Conversion Corp., and PIPE Conversion Corp., respectively, will be a reorganization within the meaning of Section 368(a)(1) of the Code;

•	PPIX, PCA, and PIPE, in their post-conversion stock form will constitute the same taxable entity as PPIX, PIPE and PCA in their pre-conversion reciprocal insurance exchange form;

•
none of PPIX, PCA, nor PIPE in their pre-conversion reciprocal insurance exchange form nor PPIX, PCA, nor PIPE in their post-conversion stock form will recognize gain or loss as a result of the conversion; and

•
the tax attributes of PPIX, PCA and PIPE in their pre-conversion reciprocal insurance exchange form will remain unchanged as tax attributes of PPIX Conversion Corp., PCA Conversion Corp., and PIPE Conversion Corp., respectively, in their post-conversion stock form. Thus, PPIX’s, PCA’s, and PIPE’s basis in their assets, holding period for their assets, net operating loss carryovers, if any, capital loss carryovers, if any, earnings and profits and accounting methods will not be changed by reason of the conversion.

Tax Consequences of Subscription Rights
Generally, the federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law that are not adequately addressed by any direct authorities. Nevertheless, based upon general principles of federal income tax law, it is opinion of Stevens & Lee that, for U.S. federal income tax purposes:

•
eligible subscribers will be treated as transferring their membership interests in PPIX, PCA, and PIPE to Positive Physicians Holdings, Inc. in exchange for subscription rights to purchase Positive Physicians Holdings, Inc. common stock;

•	any gain realized by an eligible member as a result of the receipt of a subscription right with a fair market value must be recognized, whether or not such right is exercised;

•	the amount of gain that must be recognized by an eligible subscriber as a result of the receipt of a subscription right will equal the fair market value of such subscription right;

•
any gain recognized by an eligible subscriber as a result of the receipt of a subscription right with a fair market value should constitute a capital gain, which will be long term capital gain if the eligible member has held its membership interest for more than one year; and

•
if an eligible subscriber is required to recognize gain on the receipt of a subscription right and does not exercise such subscription right, (i) the eligible subscriber should recognize a corresponding loss upon the expiration or lapse of such subscriber’s unexercised subscription right, (ii) the amount of that loss should equal the gain previously recognized upon receipt of the unexercised subscription right, and (iii) if the common stock that an eligible subscriber would have received upon exercise of the lapsed subscription right would have constituted a capital asset in the hands of that eligible subscriber, the resulting loss upon expiration of the subscription right should constitute a capital loss.

For purposes of determining gain, it is unclear how to determine the number of subscription rights that may be allocated to each eligible subscriber during the subscription offering.
Feldman Financial has advised us that it believes the subscription rights will not have any fair market value. Feldman Financial has noted that the subscription rights will be granted at no cost to recipients, will be legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of our common stock at the same price to be paid by members of the general public in the community offering. Feldman Financial cannot assure us, however, that the Internal Revenue Service will not challenge Feldman Financial’s determination or that such challenge, if made, would not be successful. Since the determination of value is a factual, not a legal matter, Stevens & Lee renders no opinion regarding this issue. Nevertheless, eligible subscribers are encouraged to consult with their tax advisors about the U.S. federal, state, local and non-U.S. income and other tax consequences of the receipt, exercise and lapse of subscription rights to purchase shares of our common stock in the subscription offering. See also “- Recent Tax Developments” below.
Tax Consequences to Purchasers of Our Common Stock in the Offering
Basis and Holding Period. The adjusted tax basis of a share of our common stock purchased by an eligible subscriber pursuant to the exercise of a subscription right will equal the sum of the amount of cash paid for such share plus the basis, if any, of the subscription right that is exercised to purchase such share, taking into account the income and gain, if any, recognized by such eligible subscriber on the receipt of such subscription right, less any prior return of capital distributions in respect of such stock. In all other cases, a holder’s adjusted tax basis in its shares of our common stock generally will equal the U.S. holder’s acquisition cost less any prior return of capital distributions in respect of such stock. The holding period of a share of our common stock purchased by an eligible subscriber through the exercise of a subscription right will begin on the date on which the subscription right is exercised. In all other cases, the holding period of common stock purchased by an eligible subscriber or other investor in the community offering will begin on the date following the date on which the stock is purchased.
Dividends and Distributions. If we pay cash distributions to holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of its shares of our common stock and will be treated as described under “- Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below.
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gain plus, for such holders with a modified adjusted gross income in excess of specified amounts, the 3.8% tax on net investment income.
Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock. In general, a holder of shares of our common stock must treat any gain or loss recognized upon a sale, exchange or other taxable disposition of such shares (which would include a dissolution and liquidation) as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for its shares of our common stock so disposed of exceeds one year. In general, a holder will recognize gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the holder’s adjusted tax basis in its shares of our common stock so disposed of. Long-term capital gain realized by a non-corporate holder generally will be subject to a maximum federal income tax rate of 20% plus, for such holders with a modified adjusted gross income in excess of specified amounts, the 3.8% tax on net investment income. The deduction of capital losses is subject to limitations, as is the deduction for losses realized upon a taxable disposition by a holder of its shares of our common stock if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical stock or securities.
Recent Tax Developments
We call to your attention that there is a conflict among the courts as to whether a policyholder has a tax basis in membership rights that gets transferred to shares of stock received by the policyholder in the course of a demutualization of an insurance company. In Eugene A. Fisher v. U.S. 102AFTR2d 2008-5608 (Ct Fed Cl 2008), aff’d 105 AFTR2d 2010-357 (CA Fed Cir 2009), the court held that the policyholder did have a basis in membership rights attributable to premium payments made by the policyholder and that the basis in the membership rights was transferred to the shares of stock received by the policyholder in a demutualization of the insurance company. The opinion in the Fisher case is contrary to the long-standing published position of the Internal Revenue Service that the basis of stock received by a policyholder in the course of a mutual insurance company’s demutualization in a series of transactions that constitute a reorganization within the meaning of Section 368(a) of the Code is zero. The Fisher decision is also based upon facts that may be peculiar to that case. In another case, the lower court held, similar to Fisher, that shares received in a demutualization acquired a basis from a portion of the payment of policy premiums by the policyholder prior to demutualization. See, Dorrance v. U.S., 110 AFTR2d 2012-5176 (DC AZ 2012). However, that decision was recently reversed on appeal. See, Dorrance v. U.S., 116 AFTR2d 2015-6992 (C.A. 9, Dec. 30, 2015). In addition, another case which had held that a portion of the taxpayer’s premium payments should be allocated to shares received in a demutualization was also recently reversed on appeal. See Reuben v. U.S., 111 AFTR2d 2013-620 (C.D. Cal. 2013), reversed, 117 AFTR2d 2016-XXXX (CA 9, Jan. 1, 2016).
The legal precedents regarding whether a policyholder has a tax basis in membership rights are complex and conflicting, and may depend upon the facts applicable to the particular situation. Nevertheless, if the principles articulated by the court in Fisher above were determined to be applicable to the subscription offering: (a) eligible subscribers would not be required to recognize any income or gain upon the receipt of subscription rights with a fair market value if the fair market value of the subscription rights did not exceed the eligible policyholder’s cost basis in its insurance policy as a whole; and (b) the basis of the shares of our common stock purchased by an eligible subscriber pursuant to the exercise of subscription rights would equal the sum of the purchase price of the stock plus the eligible subscriber’s adjusted tax basis in the subscription rights that are exercised.
Based upon the weight of the above authority, it is the opinion of Stevens & Lee that, more likely than not, the tax basis of an eligible member in its membership interest would be determined to be zero, consistent with the position that the IRS has consistently espoused. However, due to the fact that the decisions regarding this matter are relatively recent, the authority is not necessarily directly on point, and there is some conflict in the authority, it is not possible to render a more definitive opinion regarding this issue. You should consult your tax advisors with respect to the potential tax consequences to you of the receipt, exercise and lapse of subscription rights and the determination of your adjusted tax basis in your shares of our common stock, based on your particular circumstances.
Information Reporting and Backup Withholding.
We must report annually to the Internal Revenue Service and to each holder the amount of dividends or other distributions we pay to such holder on its shares of our common stock and the amount of tax withheld with respect to those distributions, regardless of whether withholding is required.
The gross amount of dividends and proceeds from the disposition of shares of our common stock paid to a holder that fails to provide the appropriate certification in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate (currently 24 percent).

Backup withholding is not an additional tax. Any amounts we withhold under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, if any, by the Internal Revenue Service if the required information is furnished to the Internal Revenue Service in a timely manner.
DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH ELIGIBLE SUBSCRIBER AND EACH OTHER PROSPECTIVE PURCHASER OF SHARES OF OUR COMMON STOCK IN THE OFFERING IS URGED TO CONSULT HIS OR HER TAX AND FINANCIAL ADVISOR.

MANAGEMENT
Directors and Officers
Our board of directors consists of Mark Keyser, Andrew Speaker, Stephen J. Johnson, William Hitselberger, Francis Lavelle, Scott C. Penwell, Lewis S. Sharps, M.D., and James L. Zech, each of whom also will serve as a director of Positive Insurance. Each of the directors serve a term of one year, will be elected annually, and will hold office until their respective successors have been elected and qualified or until their earlier death, resignation or removal.
Our executive officers are elected annually and, subject to the terms of their respective employment agreements, will hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors. Annually, the director nominees are reviewed and proposed by the nominating/governance committee and are selected by the board of directors. ICG and Enstar have entered into an agreement that, among other things, affects the nomination and election of our directors. See “- Board Governance.
The following table sets forth certain information regarding our current directors.

	Age at September 1, 2018	Director Since (1)	Position with Positive Physicians Holdings, Inc.
Lewis Sharps	69	2018	President, CEO, and Director
Mark Keyser		2018	Director
Scott C. Penwell	65	2018	Director
Andrew Speaker		2018	Director
William Hitselberger		2018	Director
Steven J. Johnson	63	2018	Director
Francis Lavelle		2018	Director
James L. Zech	61	2018	Director
__________________

(1)	Indicates year first elected as a director of Positive Physicians Holdings, Inc.
The business experience of each nonemployee director for at least the past five years is set forth below.
Lewis S. Sharps, M.D.
Dr. Sharps founded Positive Physicians Insurance Exchange in 2002 and has served as the CEO and President since its inception. In 2017 he became the CEO of Diversus Management and the President of Diversus Inc.
Dr. Sharps attended medical school and completed his orthopaedic residency training at Thomas Jefferson University. He is a Fellow of The American Orthopaedic Society and The American Orthopaedic Association. He founded and managed multiple health care related companies and developed numerous instrument patents for minimally invasive spine surgery.
Dr. Sharps served as President of the Pennsylvania Orthopaedic Society (POS) from 1999 to 2000.  He was also instrumental in the creation of the Political Action Committee (PAC) of POS and was Chairman of the PAC from 1993 to 2011.  During that time, the POS PAC became a major factor in Pennsylvania politics, protecting the long-term needs of the medical and orthopaedic communities.
His experience and insights as a spine surgeon have greatly benefitted our Risk Management and Claim Management platform.  He is a strong advocate of “Integrated Risk Management”, whereby the medical malpractice insurer partners with the insureds and trains their in-house staff as to the benefits of notifying Positive Physicians of any unforeseen events and then working aggressively to resolve the issue.
Dr. Sharps has also been instrumental in developing technologies that promote patient safety in the operating room and continues to stress the need for integrated risk management in the freestanding outpatient office environment.

Scott C. Penwell
Scott C. Penwell, Esq., is an attorney who has practiced corporate, securities and insurance law for 35 years and is a member of the law firm of Penwell, Bowman + Curran LLC. Prior to that Mr. Penwell was an associate and partner at Duane Morris LLP from 1981 to 2004, a partner at Stevens & Lee, PC, from 2004 to 2012, and a partner at Rhoads & Sinon, LLP from 2012 to 2017. In addition to practicing law, he has served on the boards of directors of numerous companies including banks, mutual funds and technology companies. He also founded and has served as a director and corporate officer of two insurance companies. From 1987 until its sale in 2014, he was a director and corporate secretary of Eastern Alliance Insurance Company, a publicly traded, national insurance company, and from 2010 until its sale in 2017, he was a director and Chairman of the Board of Directors of Great Falls Insurance Company, a regional insurance company that writes insurance in the northeastern United States. Mr. Penwell has been Chairman of the Business Law Section of the Pennsylvania Bar Association and a member of the attorney advisory committees of both the Pennsylvania Corporation Bureau and the Pennsylvania Securities Commission. Mr. Penwell received his BA from Rutgers University, his MA from Villanova University and his JD from Temple Law School, where he was Editor-in-Chief of Temple Law Review.
Stephen J. Johnson
Stephen J. Johnson is a principal with the law firm of Stradley Ronon Stevens & Young, LLP. Prior to joining Stradley Ronon in 2016, Mr. Johnson served as Deputy Insurance Commissioner for the Pennsylvania Insurance Department’s Office of Corporate and Financial Regulation from 1998-2015 where he oversaw the Bureau of Company Licensing and Financial Analysis and the Bureau of Financial Examinations. Before that Mr. Johnson served as Director of the Bureau of Financial Examinations where he oversaw a team of examiners and exam managers who conducted on-site reviews of the financial health of nearly 300 insurance companies in Pennsylvania, as well as continuing care retirement communities. Stephen also worked as Chief of the Financial Analysis Division in the Office of Corporate and Financial Regulation, supervising the department’s financial analysts and overseeing the analysis and review of financial statements filed by Pennsylvania’s licensed insurance companies. Before joining the Insurance Department, Stephen worked at the Pennsylvania Securities Commission as Chief Analyst and at the Department of Auditor General as a Field Auditor. He also worked as an Audit Supervisor for the accounting firm Laventhol and Horwath. Mr. Johnson has been involved with numerous committees, task forces and financial working groups of the National Association of Insurance Commissioners (NAIC), including the Statutory Accounting Principles Working Group, which he has been involved with since its founding in 1994, and the Financial Analysis Working Group, of which he was appointed chair in 2011. Mr. Johnson has nearly 30 years’ experience in the insurance industry and is a certified public accountant.
James L. Zech
James L. Zech is a co-founder and President of High Ridge Capital and has served in this position since its formation in 1995. In this connection, Mr. Zech has served as a director of Max Re Capital, the James River Group, Eastern Insurance Holdings, Front Royal Group, Acordia Inc., Old American Holdings, SelectQuote, Inc., and Insurance Data Systems. From 1988 through 1995, Mr. Zech was an investment banker covering the insurance industry. From 1988 through 1992, Mr. Zech was a member of the Insurance Group of Donaldson, Lufkin & Jenrette Securities Corporation. In 1992, Mr. Zech joined S.G. Warburg & Co. Inc. to form a U.S. Insurance Group as part of Warburg’s worldwide financial institutions practice. From 1984 through 1988, Mr. Zech was with American Independent Reinsurance Company where he served as Corporate Secretary and Counsel (1984-1985) and Chairman and CEO (1986-1988). From 1982 through 1984, Mr. Zech was a corporate attorney with the New York law firm of Simpson Thacher & Bartlett. Mr. Zech has a B.S. degree in economics from the Wharton School of the University of Pennsylvania (1979) and J.D. degree from New York University School of Law (1982).
Mark Keyser
[Biography to be added in subsequent submission of DRS S-1]
Andrew Speaker
[Biography to be added in subsequent submission of DRS S-1]

William Hitselberger
[Biography to be added in subsequent submission of DRS S-1]
Francis Lavelle
[Biography to be added in subsequent submission of DRS S-1]
Post Conversion Directors
Set forth is the biographical information with respect to the individuals who will be added to our board of directors after completion of the conversions and the offerings.
Matthew T. Popoli
Matthew T. Popoli is a Founder and Managing Partner of Insurance Capital Group, with 20 years of insurance industry experience with a specialized focused on sponsored demutualizations and similar complex conversion transactions. Prior to founding Insurance Capital Group, Mr. Popoli was a partner and Senior Managing Director at Reservoir Capital Group, which he joined in 2005, and led its financial services investing activities. Previously, Mr. Popoli was a Principal at Capital Z Partners and began his career as an investment banker in the insurance group at Morgan Stanley & Co. Mr. Popoli is a graduate of Amherst College, where he received a B.A. in Economics.
Craig A. Huff
Craig A. Huff is a Founder and Managing Partner of Insurance Capital Group and Co-Founder and Co-CEO of Reservoir Capital Group. Mr. Huff serves on the boards of many of Reservoir portfolio companies in industries such as energy, power, insurance, and aircraft leasing and was instrumental in the formation and development of a variety of hedge funds and private investment firms. Prior to founding Reservoir, Mr. Huff was a partner at Ziff Brothers Investments and, prior to business school, served in the U.S. Navy as a nuclear submarine officer and nuclear engineer. Mr. Huff is a graduate of Abilene Christian University and Harvard Business School.
Paul M. J. Brockman
Paul M. J. Brockman was appointed President & Chief Executive Officer of Enstar (US) Inc. in 2016, and continues to serve as its president. He served as Chief Operating Officer of Enstar (US) Inc. from 2014-2016. Enstar is a Bermuda based company that specializes in the acquisition and run-off of insurance policy portfolios that had approximately $15.2 billion in assets at June 30, 2018. From 2012-2014, he served as Senior Vice President, Head of Commutations in the US. Before joining Enstar, he worked as Head of Reinsurance for Resolute Management Services UK Ltd. and prior to that at Equitas.
Duncan McLaughlin
Duncan McLaughlin is a Director of Cranmore (EU) Ltd, a United Kingdom affiliate of Enstar. Cranmore is a specialist insurance and reinsurance audit and consultancy firm with six worldwide offices. From 2012 to 2018, Mr. McLaughlin was a Senior Vice President of Enstar (US) Inc. in the United States and prior to that Mr. Duncan was a Director of Enstar (EU) Limited in the United Kingdom. Mr. Duncan joined Enstar Group in 2000 and has over 25 years of experience in the reinsurance business.
Overview of Our Board Structure
If the standby purchase acquires a majority on our outstanding shares of common stock we would qualify as a “controlled company” within the meaning of the corporate governance rules of Nasdaq. “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company.
If we become a “controlled company” upon the completion of the offerings, we will avail ourselves of the “controlled company” exception under the Nasdaq rules and will not be subject to the Nasdaq listing requirements that would otherwise require us to have a board of directors comprised of a majority of independent directors, compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors and director nominees selected, or recommended for the board of director’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.
In order to determine which of our directors are independent, we have elected to utilize the standards for independence established under the NASDAQ listing standards. Under this standard, an independent director is a person other than an executive officer or employee of the Company or one of its subsidiaries or any other individual having a relationship which, in the opinion of the board of directors, would not interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons will not be considered independent:

•	a director who is, or at any time during the past three years was, employed by us;

•
a director who accepted, or who has a spouse, parent, child or sibling, whether by blood, marriage or adoption, or any other person who resides in his home, hereinafter referred to as a “Family Member”, who accepted any compensation from us in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence (other than compensation for board or board committee service; compensation paid to a Family Member who is an employee (other than an executive officer) of the Company or one of its subsidiaries; or benefits under a tax-qualified retirement plan, or non-discretionary compensation);

•	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by us as an executive officer;

•
a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more (excluding payments arising solely from investments in our securities or payments under non-discretionary charitable contribution matching programs).

•
a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three (3) years any of our executive officers served on the compensation committee of such other entity; or

•
a director who is, or has a Family Member who is, a current partner of our outside auditor, or was a partner or employee of the company’s outside auditor who worked on our audit at any time during any of the past three (3) years.

Under these criteria, all directors except Lewis S. Sharps are independent. If we are a controlled company, our board of directors is not required to consist of a majority of directors who meet the definition of independent under the Nasdaq listing requirements, but the Audit Committee will be required to consist of directors meeting the Nasdaq standards for independent audit committee members.
Pennsylvania insurance law requires that one-third of the members of each committee of the board of Positive Insurance be independent, except for the audit, nominating, and compensation committees, which may only include independent directors.
Board Governance
Insurance Capital Group LLC (“ICG”), the standby purchaser, and Enstar Holdings (US) LLC (“Enstar”) have entered into an agreement pursuant to which ICG has agreed to permit Enstar to purchase 30% of the shares that ICG would otherwise purchase in the offering. Enstar and ICG have agreed that the number of members of the board of directors of the Company shall be ____, and that ____ of such members shall be designated by ICG and two of such members shall be designated by Enstar. They have also agreed that one of the directors designated by ICG shall be elected as the Chairman of the Board, one of the directors designated by Enstar shall be elected as the Vice Chairman, and the Chief Executive Officer of the Company will be a member of the board of directors. The agreement also provides that at least five directors must be present at any meeting to constitute a quorum.

The agreement between ICG and Enstar provides that any of the following actions by the Company or any of its subsidiaries must be approved in writing by both ICG and Enstar:

•
the creation, incurrence, or guarantee of indebtedness in excess of $1,000,000, other than (i) borrowings under credit facilities previously approved by ICG and Enstar, and (ii) indebtedness contemplated by the standby stock purchase agreement among the Company, the exchanges, and ICG;

•	authorization or issuance of shares of capital stock of the Company or any of its subsidiaries or securities convertible into, or exercisable or exchangeable for, such shares of capital stock;

•	the distribution of cash or other property to shareholders of the Company on other than a pro rata basis;

•	the repurchase by the Company of any shares of its capital stock if either ICG or Enstar is not provided with the opportunity to participate in such repurchase on a pro rata basis;

•	any acquisition of any business in which the aggregate consideration paid would exceed $1,000,000;

•
any disposal, whether in a single or a series of related transactions, by merger, consolidation, sale or otherwise, of (i) any asset of the Company or any of its subsidiaries with a fair market value greater than $1,000,000, or (ii) all or substantially all of the capital stock of any subsidiary of the Company, excluding sales of investments in connection with the management of the investment portfolios of the Company or any of its subsidiaries;

•	an election to dissolve or liquidate the Company or any of its subsidiaries, or to file bankruptcy or similar proceedings;

•
making or changing any material election in respect of taxes, adopting or changing in any material respect any accounting method in respect of taxes, settling or compromising any material claim or assessment in respect of taxes, or filing any amended tax return that is reasonably likely to result in a material increase in liability in respect of taxes;

•
initiating, conducting, or settling any legal or regulatory proceeding or threatened legal or regulatory proceeding, excluding claims under insurance policies in the ordinary course of business, for an amount in excess of $1,000,000;

•	creating any new subsidiary of the Company that is not wholly-owned by the Company;

•
amending, altering, waiving or repealing any provision of the articles of incorporation, bylaws, or other organizational documents of the Company or any of its subsidiaries in a manner that would negatively impact the economic, voting or other rights of either ICG or Enstar in a material manner; and

•
entering into or becoming a party to any transaction with an employee, officer, or director of the Company or any subsidiary or any other party related to any such person except for transactions arising in the ordinary course of business or such transactions that are conducted on an arms-length basis.

ICG and Enstar have also agreed that for so long as Enstar continues to own the shares of Company common stock purchased in the offering, ICG will use commercially reasonable efforts to cause the Company to consider a proposal from Enstar with respect to any reinsurance proposed to be purchased by the Company or any of its subsidiaries. In connection with this agreement, Enstar agreed to dismiss litigation brought by Enstar against Diversus and its directors that sought to enjoin Diversus from entering into the transaction with ICG contemplated by the standby stock purchase agreement.
Director Compensation
The Company will pay Messrs. Johnson, Penwell, and Zech a flat annual fee of $25,000 for board of directors’ meeting attendance in person or participation by telephone, regardless of the number of such meetings. No additional compensation is paid for attending committee meetings. Each director will be entitled to be reimbursed for all reasonable out-of-pocket expenses incurred in connection with attending meetings of the board of directors and of any committees of which such director is a member.
Committees of the Board of Directors after Completion of the Conversions and the Offerings
Compensation Committee . Our compensation committee will consists of Matthew T. Popoli (Chair), Scott C. Penwell, and Duncan McLaughlin. All of the directors are independent under the criteria established under the NASDAQ listing standards. All of the directors are “non-employee directors,” as required under the Exchange Act. The compensation committee will:

•	review, evaluate and approve the compensation and benefit plans and policies of Company employees, including its officers;

•	review, evaluate and approve the compensation and benefit plans and policies for our officers and directors;

•	grant stock options and restricted stock and restricted stock unit awards to employees, management and directors under our proposed stock-based incentive plan;

•
be responsible for producing an annual report on executive compensation for inclusion in our proxy statement and for ensuring compliance of compensation and benefit programs with all other legal, tax and regulatory requirements; and

•	make recommendations to our board of directors regarding these matters.
If we are not a controlled company under the Nasdaq Marketplace Rules, each of the members of the nominating and governance committee will meet the definition of “independent director” under the Nasdaq Marketplace Rules and the Exchange Act.
Audit Committee . The Audit Committee will consists of Stephen Johnson (Chair), Paul Brockman, James L. Zech, and Matthew T. Popoli. In addition, our board of directors has determined that Mr. Johnson is an audit committee financial expert within the meaning of SEC regulations. Under the independence criteria utilized by the NASDAQ listing rules, the Audit Committee members must meet additional criteria to be deemed independent. An Audit Committee member may not, other than in his or her capacity as a member of the Committee, the board of directors, or any other board of directors’ committee (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company other than the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided such compensation is not contingent in any way on continued service); or (ii) be an affiliated person of the Company as defined in Exchange Act Rule 10A-3(e)(1) ). Except for Mr. Popoli, all of the directors of the Audit Committee are independent under this criteria. Mr. Popoli does not meet the definition of “independent director” under SEC Rule 10A-3, but qualifies for the exemption under paragraph (b)(iv) of Rule 10A-3.
The Audit Committee will:

•	be responsible for the selection, retention, oversight and termination of our independent registered public accounting firm;

•	approve the non-audit services provided by the independent registered public accounting firm;

•	review the results and scope of the audit and other services provided by our independent registered public accounting firm;

•	approve the estimated cost of the annual audit;

•	establish procedures to facilitate the receipt, retention and treatment of complaints received from third parties regarding accounting, internal accounting controls, or auditing matters;

•	establish procedures to facilitate the receipt, retention, and treatment of confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters by Company employees;

•	review and approve all related party transactions and transactions raising potential conflicts of interest;

•	review the annual financial statements and the results of the audit with management and the independent registered public accounting firm;

•
review with management and the independent registered public accounting firm the adequacy of our system of internal control over financial reporting, including their effectiveness at achieving compliance with any applicable laws or regulations;

•
review with management and the independent registered public accounting firm the significant recommendations made by the independent registered public accounting firm with respect to changes in accounting procedures and internal control over financial reporting; and

•	report to the board of directors on the results of its review and make such recommendations as it may deem appropriate.
Nominating/Governance Committee . The Nominating/Governance Committee of the board of directors will consists of Scott C. Penwell (Chair), Duncan McLaughlin, and Matthew T. Popoli. All of the directors are independent as defined under the NASDAQ listing standards. The Nominating/Governance Committee will:

•	make independent recommendations to the board of directors as to best practices for board governance and evaluation of board performance;

•	produce a Code of Ethics and submit it for board approval, and periodically review the Code of Ethics for necessary revisions;

•	identify suitable candidates for board membership, and in such capacity will consider any nominees recommended by shareholders;

•	propose to the board a slate of directors for election by the shareholders at each annual meeting; and

•	propose candidates to fill vacancies on the board based on qualifications it determines to be appropriate.
Transaction Committee
The Company will establish a transaction committee that will have responsibility for reviewing and recommending to the board of directors potential acquisition opportunities. The members of the committee will be Matthew T. Popoli, Lewis S. Sharps, M.D., and Duncan McLaughlin.
Compensation Committee Interlocks and Insider Participation
The members of the compensation committee of our board of directors will be Matthew T. Popoli (Chair), Scott C. Penwell, and Duncan McLaughlin.
The compensation committee does not include any current or former officers or current employees of the Company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
If we are not a controlled company under the Nasdaq Marketplace Rules, each of the members of the compensation committee will be required to meet the definition of an “independent director” under the Nasdaq Marketplace Rules and the Exchange Act.
Executive Management
The Company is a newly formed insurance holding company and currently does not have any employees. The Company has entered into a management services agreement with Diversus Management that will become effective upon completion of the conversions and the offerings. Pursuant to the management services agreement, officers of Diversus Management will be responsible for the day to day management of the Company and will provide such management, financial accounting, and other services as the Company may require. Such services will include preparing all annual, quarterly and current reports required to be filed with the SEC and all annual, quarterly and other reports required to be filed with the Pennsylvania Insurance Department and any other regulatory agencies. The officers of Diversus Management identified below, who are also officers of the Company, have been identified in the management services agreement as the officers who will be responsible for providing such services to the Company. The management services agreement is subject to review and approval of the Department.
Officers
Lewis S. Sharps is the President and Chief Executive Officer of PPIX and will be the President and Chief Executive Officer of the Company upon completion of the conversions.
Daniel Payne, age 50, is the Treasurer and Vice-President of Diversus, Inc. and will be the Chief Financial Officer of the Company upon completion of the conversions. He is also the Chief Financial Officer and Treasurer of Diversus Management, Inc., PPIX, PCA, and PIPE, and their respective attorneys-in-fact, and the Treasurer of Andrews Outsource Solutions LLC and Gateway Risk Services Inc., which are subsidiaries of Diversus, Inc.
He is a veteran of the U.S. Air Force and has over 20 years of experience in the insurance industry as an agent, external auditor, consultant and employee. Mr. Payne has done consulting work for several RRGs and has been working with PIPE since its inception in 2005.
As a former Partner in the CPA firm, Read Martin & Slickman, CPAs, Mr. Payne worked in a variety of business environments, including insurance, governmental, aviation, banking, nonprofit, manufacturing, and wholesale and retail entities.  Mr. Payne also provided individual, trust and corporate tax services for clients along with investment management and insurance services.  He remains a registered investment adviser representative and insurance agent for property, casualty and life. He is a Certified Public Accountant (Georgia) and a Certified Financial Planner.
Compensation of Executive Officers
[Description of compensation for executive officers to be inserted]
Transactions with related persons, promoters and certain control persons
Positive Physicians Holdings, Inc. and its subsidiaries intends to enter into a federal income tax allocation agreement, pursuant to which the Company will determine the amount of federal income tax liability attributable to each company in accordance with the regulations promulgated by the Internal Revenue Service. Each company will be required to pay to the Company the amount of federal income tax liability that is attributable to such company, and the Company will be responsible for paying to the Internal Revenue Service the federal income tax liability of the consolidated group. Similarly, if any subsidiary generates losses for federal or state income tax purposes, the Company will pay to that subsidiary an amount equal to the federal income tax savings attributable to that subsidiary.
Except for the transactions described above, we have not engaged in any transactions with, loaned money to or incurred any indebtedness to, or otherwise proposed to engage in transactions with, loan money to or incur any indebtedness to, any related person, promoter or control person in an amount that in the aggregate exceeds $120,000.
We maintain a written policy which discourages our officers, directors, and employees from having a financial interest in any transaction between the Company or any of its subsidiaries and a third party. When we engage in transactions involving our officers, directors or employees, their immediate family members, or affiliates of these parties, our officers, directors and employees are required to give notice to us of their interest in such a transaction and refrain from participating in material negotiations or decisions with respect to that transaction. Directors with an interest in such a transaction are expected to disqualify themselves from any vote by the board of directors regarding the transaction.
When considering whether we should engage in a transaction in which our officers, directors or employees, their immediate family members, or affiliates of these parties, may have a financial interest, our board of directors considers the following factors:

•	whether the transaction is fair and reasonable to us;

•	the business reasons for the transaction;

•	whether the transaction would impair the independence of a director;

•
whether the transaction presents a conflict of interest, taking into account the size of the transaction, the financial position of the director, officer or employee, the nature of their interest in the transaction and the ongoing nature of the transaction; and

•	whether the transaction is material, taking into account the significance of the transaction in light of all the circumstances.

RESTRICTIONS ON ACQUISITION OF THE COMPANY
The articles of incorporation and bylaws we intend to adopt prior to the offering contain provisions that are intended to encourage potential acquirers to negotiate directly with our board of directors, but which also may deter a non-negotiated tender or exchange offer for our stock or a proxy contest for control of the Company. Certain provisions of Pennsylvania law also may discourage non-negotiated takeover attempts or proxy contests.
All of these provisions may serve to entrench existing management. These provisions also may deter institutional interest in and ownership of our stock and, accordingly, may depress the market price for, and liquidity of, the common stock.
Following is a description of these provisions and the purpose and possible effects of these provisions. We do not presently intend to propose additional anti-takeover provisions for our articles of incorporation or bylaws. Because of the possible adverse effect these provisions may have on shareholders, this discussion should be read carefully.
Antitakeover Provisions of Our Articles of Incorporation and Bylaws and under Pennsylvania Law
1. No Cumulative Voting. Cumulative voting entitles a shareholder to multiply the number of votes to which the shareholder is entitled by the number of directors to be elected, with the shareholder being able to cast all votes for a single nominee or distribute them among the nominees as the shareholder sees fit. The Pennsylvania Business Corporation Law provides that shareholders are entitled to cumulate their votes for the election of directors, unless a corporation’s articles of incorporation provide otherwise.
Cumulative voting is specifically prohibited in the articles of incorporation because we believe that each director should represent and act in the interest of all shareholders and not any special shareholder or group of shareholders. In light of current acquisition techniques and activity, minority representation could be disruptive and could impair the efficient management of the Company for the benefit of shareholders generally. In addition, the absence of cumulative voting also will tend to deter greenmail, in which a substantial minority shareholder uses his holdings as leverage to demand that a corporation purchase his shares at a significant premium over the market value of the stock to prevent the shareholder from obtaining or attempting to obtain a seat on the board of directors. In the absence of cumulative voting, a majority of the votes cast in any election of directors can elect all of the directors of the class in any given year.
The absence of cumulative voting will also deter a proxy contest designed to win representation on the board of directors or remove management because a group or entity owning less than a majority of the voting stock may be unable to elect a single director. Although this will make removal of incumbent management more difficult, we believe deterring proxy contests will avoid the significant cost, in terms of money and management’s time, in opposing such actions. The provision of the articles prohibiting cumulative voting for directors can only be amended by an affirmative vote of shareholders entitled to cast at least 80% of all votes that shareholders are entitled to cast, or by an affirmative vote of 80% of the members of the board of directors and of shareholders entitled to cast at least a majority of all votes that shareholders are entitled to cast.
2. Nominations for Directors and Shareholder Proposals. Our bylaws require that nominations for the election of directors made by shareholders (as opposed to those made by the board of directors) and any shareholder proposals for the agenda at any annual meeting generally must be made by notice (in writing) delivered or mailed to the Secretary not less than 90 days prior to the meeting of shareholders at which directors are to be elected.
We believe that this procedure will assure that the board of directors and shareholders will have an adequate opportunity to consider the qualifications of all nominees for directors and all proposals, and will permit the shareholders’ meetings to be conducted in an orderly manner. It may have the effect, however, of deterring nominations and proposals other than those made by the board of directors.

Pennsylvania Fiduciary Duty Provisions
The Pennsylvania Business Corporation Law provides that:
(a) the board of directors, committees of the board, and directors individually, can consider, in determining whether a certain action is in the best interests of the corporation:
(1) the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located;
(2) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation;
(3) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation; and
(4) all other pertinent factors;
(b) the board of directors need not consider the interests of any particular group as dominant or controlling;
(c) directors, absent any breach of fiduciary duty, bad faith or self-dealing, are presumed to be acting in the best interests in the corporation, including with respect to actions relating to an acquisition or potential acquisition of control, and therefore they need not satisfy any greater obligation or higher burden of proof with respect to such actions;
(d) actions relating to acquisitions of control that are approved by a majority of disinterested directors are presumed to satisfy the directors’ fiduciary obligations unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and
(e) the fiduciary duty of directors is solely to the corporation and not its shareholders, and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.
One of the effects of these fiduciary duty provisions may be to make it more difficult for a shareholder to successfully challenge the actions of our board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the Pennsylvania Business Corporation Law grants directors the almost unlimited statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.
Other Provisions of Pennsylvania Law
The Pennsylvania Business Corporation Law also contains provisions that have the effect of impeding a change in control. As permitted by the Pennsylvania Business Corporation Law, we have elected to provide in our articles of incorporation that these provisions will not apply to us.

DESCRIPTION OF OUR CAPITAL STOCK
General
Our articles of incorporation authorize the issuance of 10,000,000 shares of common stock, no par value. In the offering, we expect to issue between 3,570,000 and 4,830,000 shares of common stock.
Common Stock
Voting Rights. The holders of common stock will possess exclusive voting rights in the Company. Each holder of shares of common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of common stock. See “Restrictions on Acquisition of the Company - Antitakeover Provisions of Our Articles of Incorporation and Bylaws.” Shareholders are not entitled to cumulate their votes for election of directors.
Dividends. Under the Pennsylvania Business Corporation Law, we may only pay dividends if solvent and if payment of such dividend would not render us insolvent. Funds for the payment of dividends initially must come from either proceeds of this offering retained by us or dividends paid to us by Positive Insurance and our other subsidiaries. Therefore, the restrictions on Positive Insurance’s ability to pay dividends affect our ability to pay dividends. See “Dividend Policy” and “Business - Regulation.”
Transfer. Shares of common stock are freely transferable except for shares that are held by affiliates. Shares issued to our directors and officers in the offering will be restricted as to transfer for a period of six months from the effective date of the offering. Shares held by affiliates must be transferred in accordance with the requirements of Rule 144 of the Securities Act of 1933.
Liquidation. In the event of any liquidation, dissolution or winding up of Positive Insurance, the Company, as holder of all of the capital stock of Positive Insurance, would be entitled to receive all assets of Positive Insurance after payment of all debts and liabilities. In the event of a liquidation, dissolution or winding up of the Company, each holder of shares of common stock would be entitled to receive a portion of the Company’s assets, after payment of all of the Company’s debts and liabilities.
Other Characteristics. Holders of the common stock will not have preemptive rights with respect to any additional shares of common stock that may be issued. ICG has contractual preemptive rights under the provisions of the standby stock purchase agreement. The common stock is not subject to call for redemption, and the outstanding shares of common stock, when issued and upon our receipt of their full purchase price, will be fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.
LEGAL MATTERS
The legality of our common stock will be passed upon for us by Stevens & Lee, P.C., King of Prussia, Pennsylvania. Griffin Financial Group, LLC is an indirect, wholly-owned subsidiary of Stevens & Lee, P.C.
EXPERTS
The financial statements of Professional Casualty Association as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, Physicians’ Insurance Program Exchange as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, and the financial statements of Positive Physicians Insurance Exchange as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, have been included herein, in reliance upon the reports of Baker Tilly Virchow Krause, LLP, independent registered public accounting firm, appearing elsewhere herein, given on the authority of that Firm as experts in accounting and auditing.
The financial statements of Positive Physicians’ Insurance Exchange as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, have been included herein in reliance upon the report of Eisner Amper LLP, independent registered public accounting firm, appearing elsewhere herein, given on the authority of that firm as experts in accounting and auditing.
Feldman Financial has consented to the publication in this document of the summary of its reports to Positive Physicians’ Insurance Exchange, Professional Casualty Association, and Physicians Insurance Program Exchange setting forth its opinions as to the estimated pro forma market value of the common stock of PPIX, PCA, and PIPE to be outstanding upon completion of the offering and its opinion with respect to the value of the subscription rights.
ADDITIONAL INFORMATION
We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the Registration Statement. Such information can be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement also is available through the SEC’s website on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete.
In connection with the offering, we will register our common stock with the SEC under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, we and the holders of our stock will become subject to the proxy solicitation rules, reporting requirements, restrictions on stock purchases and sales by directors, officers and shareholders with 10% or more of the voting power, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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FINANCIAL STATEMENTS
(with report of independent auditors’)
YEARS ENDED DECEMBER 31, 2017 AND 2016

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of
Positive Physicians Insurance Exchange

Report on the Financial Statements
We have audited the accompanying financial statements of Positive Physicians Insurance Exchange (the “Company”), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and comprehensive income, subscribers’ surplus, and cash flows for each of the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Positive Physicians Insurance Exchange as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Eisneramper LLP
EISNERAMPER LLP
Iselin, New Jersey
May 10, 2018

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Cash and cash equivalents	$2,110,000	$5,045,589
Investments in available-for-sale securities:
Bonds (Amortized cost of $43,696,584 and $39,368,291)	43,786,294	39,155,303
Common stocks (Cost of $2,737,328 and $2,505,194)	2,806,613	2,491,165
Other invested assets	4,115,892	2,134,822
Accrued investment income	302,788	277,588
Premiums receivable	4,835,002	3,731,615
Reinsurance recoverable	6,117,389	8,670,162
Income taxes recoverable	574,326	133,099
Deferred acquisition costs	2,504,001	1,713,784
Deferred income taxes	—	559,874
EDP equipment and software	50,000	150,000
Due from affiliate	350	—
TOTAL ASSETS	$67,202,655	$64,063,001
LIABILITIES AND SUBSCRIBERS’ SURPLUS
LIABILITIES:
Losses and loss adjustment expenses	$38,028,709	$34,814,118
Unearned premiums	8,211,480	7,435,311
Advance premiums	477,476	525,558
Deposits and amounts held for others	331,362	35,145
Reinsurance payable	1,408,418	3,256,107
Accounts payable and accrued expenses	532,486	324,387
Deferred income taxes	41,531	—
Note payable	187,222	244,767
Surplus note payable to affiliate	—	537,000
Due to affiliate	452,035	10,463
TOTAL LIABILITIES	49,670,719	47,182,856
SUBSCRIBERS’ SURPLUS:
Paid-in and contributed surplus	5,482,997	5,482,997
Unassigned surplus	11,160,278	11,358,997
Accumulated other comprehensive income	888,661	38,151
TOTAL SUBSCRIBERS’ SURPLUS	17,531,936	16,880,145
TOTAL LIABILITIES AND SUBSCRIBERS’ SURPLUS	$67,202,655	$64,063,001

See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES:
Net premium earned	$12,274,965	$8,590,608
TOTAL REVENUES	12,274,965	8,590,608
EXPENSES:
Losses and loss adjustment expenses	7,732,526	3,919,503
Other underwriting expenses	5,786,751	4,391,058
TOTAL EXPENSES	13,519,277	8,310,561
NET INVESTMENT INCOME	971,833	1,183,210
(LOSS) INCOME FROM OPERATIONS	(272,479)	1,463,257
INTEREST EXPENSE	8,653	52,543
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(281,132)	1,410,714
PROVISION FOR INCOME TAXES	(260,491)	585,557
NET (LOSS) INCOME	(20,641)	825,157
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gains (losses) on available-for-sale securities, net of income tax (expense) benefit of $(362,876) and $32,387	606,144	(5,161)
Reclassification adjustments for net realized loss (gain) included in net (loss) income	66,288	(57,709)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	672,432	(62,870)
COMPREHENSIVE INCOME	$651,791	$762,287

See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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STATEMENTS OF SUBSCRIBERS’ SURPLUS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	Paid-in and Contributed Surplus	Unassigned Surplus	Accumulated Other Comprehensive Income	Total Subscribers’ Surplus
Balance, January 1, 2016	$5,482,997	$10,533,840	$101,021	$16,117,858
Net income	—	825,157	—	825,157
Other comprehensive loss	—	—	(62,870)	(62,870)
Balance, December 31, 2016	5,482,997	11,358,997	38,151	16,880,145
Net loss	—	(20,641)	—	(20,641)
Other comprehensive income	—	—	672,432	672,432
Reclassification of tax effects from accumulated other comprehensive income related to passage of Tax Cuts and Jobs Act	—	(178,078)	178,078	—
Balance, December 31, 2017	$5,482,997	$11,160,278	$888,661	$17,531,936

See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(20,641)	$825,157
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Deferred income taxes	206,755	108,516
Net realized losses (gains) on sales of investments	66,288	(57,709)
Amortization of bond premiums	154,948	176,613
Amortization of deferred acquisition costs	4,267,920	3,379,709
Depreciation expense	100,000	100,000
Changes in operating assets and liabilities:
Accrued investment income	(25,200)	(16,765)
Premiums receivable	(1,103,387)	(278,544)
Reinsurance recoverable	2,552,773	(2,551,720)
Reinsurance premiums receivable	—	207,713
Income taxes recoverable	(441,227)	(133,099)
Deferred acquisition costs	(5,058,137)	(3,533,008)
Other assets	—	11,129
Due from affiliate	(350)	—
Liability for losses and loss adjustment expenses	3,214,591	(1,255,186)
Unearned premiums	776,169	880,813
Advance premiums	(48,082)	378,017
Deposits and amounts held for others	296,217	14,682
Reinsurance payable	(1,847,689)	3,256,107
Income taxes payable	—	(162,333)
Accounts payable and accrued expenses	208,099	77,382
Due to affiliate	441,572	(206,457)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,740,619	1,221,017
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments:
Proceeds from sales and maturities	2,742,245	15,542,979
Purchases	(8,823,908)	(17,086,824)
NET CASH USED IN INVESTING ACTIVITIES	(6,081,663)	(1,543,845)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of note payable	(57,545)	(55,233)
Repayment of surplus note payable to affiliate	(537,000)	—
NET CASH USED IN FINANCING ACTIVITIES	(594,545)	(55,233)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(2,935,589)	$(378,061)
CASH AND CASH EQUIVALENTS, beginning of year	5,045,589	5,423,650
CASH AND CASH EQUIVALENTS, end of year	$2,110,000	$5,045,589
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid for the year	$19,115	$52,543
Income taxes paid for the year	$—	$792,000

See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	Organization and Operations:
Positive Physicians Insurance Exchange (the “Exchange”) is a subscriber-owned, reciprocal insurance exchange formed for the purpose of insuring its subscribers against loss due to the imposition of legal liability as set forth in the Insurance Association Law of the Commonwealth of Pennsylvania. The Exchange provides medical professional liability insurance coverage on an occurrence and claims made basis to its subscribers. The Exchange received its certificate of authority on April 20, 2004 from the Commonwealth of Pennsylvania and commenced operations on July 1, 2004. On May 1, 2011, the Exchange expanded operations and was issued a certificate of authority by the New Jersey Department of Banking and Insurance. The Exchange continued to expand its operation and was issued certificates of authority by the Delaware Department of Insurance, Ohio Department of Insurance, and Maryland Department of Insurance on February 13, 2013, March 25, 2013, and April 30, 2014, respectively.
The Exchange is managed by Specialty Insurance Services, LLC (“SIS”), a Pennsylvania limited liability company, pursuant to the terms of an Attorney-In-Fact Agreement between the Exchange and SIS, effective March 10, 2004. Pursuant to the terms of the amended agreement as discussed in Note 12, SIS provides underwriting and administrative services to the Exchange based on a percentage not to exceed 25.0% for gross written premiums, less return premiums.
SIS has the power to direct the activities of the Exchange that most significantly impact the Exchange economic performance by acting as the common attorney-in-fact and decision maker for the subscribers at the Exchange. SIS is a wholly-owned subsidiary of Diversus, Inc. (“Diversus”), a Delaware domiciled holding company, effective as of January 1, 2017.

2.	Summary of Significant Accounting Policies and Principles:
Basis of Presentation
The Exchange prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Actual results could differ from these estimates and such differences could be material. The Exchange’s principal estimates include the liability for losses and loss adjustment expenses, deferred acquisition costs, other-than-temporary impairments of investments, and valuation of deferred tax assets.
Cash and Cash Equivalents
The Exchange considers cash and cash equivalents to be cash on hand, depository bank accounts, and short-term, highly liquid investments that are both readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value due to changing interest rates.
Investments
Investments in fixed maturity and equity securities are classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are recorded directly to accumulated other comprehensive income. Realized gains and losses on sales of available-for-sale securities are recognized into income based upon the specific identification method. Interest and dividends are recognized as earned.
The Exchange regularly evaluates all of its investments based on current economic conditions, credit loss experience, and other specific developments. If there is a decline in a securities’ net realizable value that is other than temporary, it is considered as a realized loss and the cost basis in the security is reduced to its estimated fair value.
Other-than-temporary-impairments (“OTTI”) of debt securities are separated into credit and noncredit-related amounts when there are credit-related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the OTTI related to a credit loss is recognized in earnings,

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

and the amount of the OTTI related to other factors is recorded in other comprehensive income (loss). A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the credit loss.
Other Investments
The Exchange has an ownership in four limited partnerships. The Exchange’s partnership interests are carried on the equity method, which approximates the Exchange’s equity in the underlying net assets of the partnerships. Equity income or loss is credited or charged, as appropriate, to the statements of operations and comprehensive income. The investments in the limited partnerships are presented as “other invested assets” in the accompanying balance sheets.
Deferred Acquisition Costs
Deferred acquisition costs consist of costs that vary with and are directly related to the successful acquisition of new and renewal insurance contracts. These costs, which primarily consist of sales commissions, management fees, and premium taxes, are deferred and amortized as premiums are earned over the applicable policy term.
Equipment
Equipment is recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful life of the assets. The estimated useful life of equipment is three years.
Liability for Losses and Loss Adjustment Expenses
Liability for losses and loss adjustment expenses include an amount determined from individual case estimates and loss reports and an amount, based on prior experience, actuarial assumptions and management judgments for losses incurred but not reported. Such liabilities are necessarily based on assumptions and estimates and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates for establishing the resulting liabilities are continually reviewed. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based upon the assumption that past developments are an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends, and other relevant factors. The uncertainties involved with the reserving process include internal factors, such as changes in claims handling procedure, as well external factors, such as economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final loss settlements may vary from the present estimates, particularly when those payments may not occur until well into the future. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.
Premium Deficiency Reserves
Premium deficiency reserves and the related expenses are recognized when it is probable that expected future benefit payments, loss adjustment expenses, direct administration costs, and an allocation of indirect administration costs under a group of existing contracts will exceed anticipated future premiums and reinsurance recoveries considered over the remaining lives of the contracts, and are recorded as “losses and loss adjustment expenses” in the accompanying balance sheets. The Exchange has not recorded any premium deficiency reserves as of December 31, 2017 or 2016. The analysis of premium deficiency reserves was completed as of December 31, 2017.  The Exchange did not consider anticipated investment income when calculating the premium deficiency reserves.
Reinsurance
The Exchange cedes reinsurance risk to other insurance companies. This arrangement allows the Exchange to minimize the net loss potential arising from large risks. Reinsurance contracts do not relieve the Exchange of its obligation to its subscribers. Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The reinsurance contracts provide for return premium based on the actual loss experience of the written and reinsured

POSITIVE PHYSICIANS INSURANCE EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

business. The Exchange estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance contract.
In preparing the financial statements, management makes estimates of amounts recoverable from the reinsurers, which include consideration of amounts, if any, estimated to be uncollectible based on an assessment of factors including the creditworthiness of the reinsurers. Management believes that no provision for uncollectible reinsurance recoverable from the reinsurers is needed.
Revenue Recognition
Premiums of the Exchange are earned on a daily pro rata basis over the terms of the insurance policies. Unearned premium reserves are established to cover the unexpired portion of the policies in force less amounts ceded to reinsurers. For consideration received for policies with effective dates subsequent to the reporting period, the Exchange records an advance premium liability in lieu of written premium. Premiums ceded pursuant to reinsurance agreements are netted against earned and unearned direct premiums based on the term of the underlying policy.
Comprehensive Income
Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component in the subscribers’ surplus section of the accompanying balance sheets. Such items, along with net income (loss), are components of comprehensive income and are reflected in the accompanying statements of operations and comprehensive income.
Reclassifications of realized gains and losses on sales of investments out of accumulated other comprehensive income are recorded in investment income in the accompanying statements of operations and comprehensive income.
Income Taxes
The Exchange accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Exchange’s financial statements . Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Exchange records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Exchange considers all available positive and negative evidence, including future reversal of existing taxable temporary differences , projected future taxable income, tax planning strategies and recent financial operations.
The Exchange recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statements of operations and comprehensive income. Accrued interest and penalties are included within the related tax liability line in the accompanying balance sheets.
Recently Adopted Accounting Pronouncements
The Exchange adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU” or “Update”) 2015-09, Disclosures about Short-Duration Contracts , addressing enhanced disclosure requirements for insurers relating to short-duration insurance contract claims and the unpaid claims liability roll-forward for long and short-duration contracts. The disclosures are intended to provide users of financial statements with more transparent information about an insurance entity’s initial claim estimates and subsequent adjustments to those estimates, the methodologies and judgments used to estimate claims, and the timing, frequency, and severity of claims. This adoption did not have a material impact to the financial statements.
The Exchange elected to early adopt the provisions of ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update allow a reclassification from accumulated other comprehensive income to unassigned surplus for stranded tax effects resulting from passage of the Tax Cuts and Jobs Act. In connection with the adoption of ASU 2018-02, the Exchange has adopted the policy option

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

available under ASU 2018-02 of reclassifying the income tax effects related to change in tax rates from accumulated other comprehensive income to unassigned surplus during the year ended December 31, 2017. This adoption did not have a material impact to the financial statements.
Recently Issued Accounting Pronouncements
New accounting rules and disclosure requirements can impact the results and the comparability of the Exchange’s financial statements. The following recently issued accounting pronouncements are relevant to the Exchange’s financial statements:
Accounting Standards Update (“ASU”) 2016-18: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Subtopic 230) Restricted Cash. The amendments in this Update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2018. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities . The amendments in this Update require among other things that equity investments to be measured at fair value with changes in fair value recognized in net income, simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, require an entity to present separately in other comprehensive income the portion of the total change in the fair value of the liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The ASU is effective for annual periods beginning after December 15, 2018. The adoption of ASU 2016-01 is not expected to have a material impact on the financial statements.
Reclassifications
Certain previously reported amounts have been reclassified to conform to the presentation used in the December 31, 2017 financial statements. Such reclassifications had no impact on subscribers’ surplus or net loss.
3.    Concentrations of Credit Risk:
Financial instruments which potentially subject the Exchange to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, non-U.S. government bonds, equity securities, premiums receivable, and balances recoverable from reinsurers. Non-U.S. government bonds are diversified and no one investment accounts for a significant portion of the Exchange’s invested assets. The Exchange maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Exchange has not experienced any losses from bank accounts.
Insureds consist of healthcare providers in which no one insured accounted for over 20% of premiums receivable at December 31, 2017 and 2016. At December 31, 2017 and 2016, the Exchange had reinsurance balances recoverable of $5,765,104 and $5,055,257, respectively, for unpaid losses and loss adjustment expenses due from reinsurers. At December 31, 2017 and 2016, the Exchange had reinsurance payable to reinsurers of $1,408,418 and $3,256,107, respectively, for premiums ceded under the reinsurance agreements. The authorized, domestic and international reinsurers have A.M. Best ratings of A or better.

4.	Variable Interest Entity:
The Exchange is a reciprocal insurance exchange domiciled in Pennsylvania, for which SIS serves as attorney-in-fact. SIS holds a variable interest in the Exchange due to the absence of decision-making capabilities by the equity

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

owners (subscribers/policyholders) of the Exchange and due to the significance of the management fee the Exchange pays to SIS as its decision maker. As a result, SIS is deemed to have a controlling financial interest in the Exchange and is considered to be its primary beneficiary.
All medical professional liability insurance operations are owned by the Exchange, and SIS functions solely as the management company.
SIS had surplus notes with the Exchange in the total amount of $537,000 at December 31, 2016. On January 4, 2017, the Exchange repaid the balance of the surplus notes and the related accrued interest to SIS. SIS has not provided any additional financial or other support to the Exchange for any of the reporting periods presented. At December 31, 2017 and 2016, there are no explicit or implicit arrangements that would require SIS to provide future financial support to the Exchange.

5.	Investments:
The Exchange’s available-for-sale securities are stated at fair value, which is the price that would be received to sell the asset in an orderly transaction between willing market participants as of the measurement date.
The Exchange uses various valuation techniques and assumptions when estimating fair value, which are in accordance with accounting principles for fair value measurement of assets and liabilities that are recognized or disclosed in the financial statements on a recurring basis. These principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 - Quoted (unadjusted) prices for identical assets in active markets.
Level 2 - Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in nonactive markets (few transactions, limited information, noncurrent prices, high variability over time, etc.);

•	Inputs other than quoted prices that are observable for the asset (interest rates, yield curves, volatilities, default rates, etc.); and

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.
The estimated fair values of bonds and common stocks are based on quoted market prices where available. The Exchange obtains one price for each security primarily from a third-party pricing service (“pricing service”), which generally uses quoted prices or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates, and prepayment speeds. As the Exchange is responsible for the determination of fair value, it performs analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value.
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. The Exchange’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Amortized cost/cost, gross unrealized gains, gross unrealized losses, and fair value of investments by major security type for the results of the Exchange at December 31, 2017 and 2016 are as follows:

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
U.S. government	$7,765,977	$138	$101,417	$7,664,698
States, territories, and possessions	1,202,008	10,979	—	1,212,987
Subdivisions of states, territories, and possessions	9,737,894	156,666	13,486	9,881,074
Industrial and miscellaneous	24,990,705	171,809	134,979	25,027,535
Total bonds	43,696,584	339,592	249,882	43,786,294
Common stocks	2,737,328	298,196	228,911	2,806,613
	$46,433,912	$637,788	$478,793	$46,592,907

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
U.S. government	$8,785,743	$998	$113,466	$8,673,275
States, territories, and possessions	1,224,034	4,254	5,934	1,222,354
Subdivisions of states, territories, and possessions	9,998,373	73,743	56,240	10,015,876
Industrial and miscellaneous	19,360,141	94,481	210,824	19,243,798
Total bonds	39,368,291	173,476	386,464	39,155,303
Common stocks	2,505,194	188,619	202,648	2,491,165
	$41,873,485	$362,095	$589,112	$41,646,468
At December 31, 2017, maturities of investments in bond securities are as follows:

	Amortized Cost/Cost	Fair Value
Due in less than one year	$4,878,222	$4,868,400
Due after one year to five years	20,829,218	20,794,915
Due after five years to ten years	17,989,144	18,122,979
	$43,696,584	$43,786,294
Realized gains and losses are determined using the specific identification method. During the years ended December 31, 2017 and 2016, proceeds from maturity and sales and gross realized gains and losses on securities are:

	2017	2016
Proceeds	$2,742,245	$15,542,979
Gross gains	54,887	135,826
Gross losses	121,175	78,117

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The components of net investment income are as follows:

	2017	2016
Bonds	$951,246	$875,994
Cash and short-term investments	3,907	3,136
Common stocks	142,033	131,660
Limited partnerships	—	200,000
Net (loss) gain on sales of investments, net of tax of $0 and $19,621	(66,288)	38,088
	1,030,898	1,248,878
Less investment expenses	59,065	65,668
Net investment income	$971,833	$1,183,210
The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2017:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$—	$—
Subdivisions of states, territories, and possessions	—	—
Industrial and miscellaneous	3,785,331	31,649
Common stocks	273,177	34,271
	$4,058,508	$65,920

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$7,655,508	$101,417
Subdivisions of states, territories, and possessions	1,341,225	13,486
Industrial and miscellaneous	7,387,427	103,330
Common stocks	1,030,286	194,640
	$17,414,446	$412,873

	Totals
	Fair Value	Unrealized Losses
U.S. government	$7,655,508	$101,417
Subdivisions of states, territories, and possessions	1,341,225	13,486
Industrial and miscellaneous	11,172,758	134,979
Common stocks	1,303,463	228,911
	$21,472,954	$478,793

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2016:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$4,005,510	$96,442
States, territories, and possessions	—	—
Subdivisions of states, territories, and possessions	707,618	22,681
Industrial and miscellaneous	6,444,530	191,482
Common stocks	399,877	9,498
	$11,557,535	$320,103

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$3,798,395	$17,024
States, territories, and possessions	650,944	5,934
Subdivision of states, territories, and possessions	3,166,286	33,559
Industrial and miscellaneous	3,936,196	19,342
Common stocks	445,488	193,150
	$11,997,309	$269,009

	Totals
	Fair Value	Unrealized Losses
U.S. government	$7,803,905	$113,466
States, territories, and possessions	650,944	5,934
Subdivision of states, territories, and possessions	3,873,904	56,240
Industrial and miscellaneous	10,380,726	210,824
Common stocks	845,365	202,648
	$23,554,844	$589,112
The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis at December 31, 2017:

	Total	Level 1	Level 2	Level 3
U.S. government	$7,664,698	$—	$7,664,698	$—
States, territories, and possessions	1,212,987	—	1,212,987	—
Subdivisions of states, territories and possessions	9,881,074	—	9,881,074	—
Industrial and miscellaneous	25,027,535	—	25,027,535	—
Total bonds	43,786,294	—	43,786,294	—
Common stocks	2,806,613	2,806,613	—	—
	$46,592,907	$2,806,613	$43,786,294	$—

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis at December 31, 2016:

	Total	Level 1	Level 2	Level 3
U.S. government	$8,673,275	$—	$8,673,275	$—
States, territories, and possessions	1,222,354	—	1,222,354	—
Subdivisions of states, territories and possessions	10,015,876	—	10,015,876	—
Industrial and miscellaneous	19,243,798	—	19,243,798	—
Total bonds	39,155,303	—	39,155,303	—
Common stocks	2,491,165	2,491,165	—	—
	$41,646,468	$2,491,165	$39,155,303	$—
There were no transfers of financial assets or liabilities between Level 1, Level 2, and Level 3 during the years ended December 31, 2017 and 2016.

6.	Deferred Acquisition Costs:
The following table summarizes the components of deferred acquisition costs for the years ended December 31, 2017 and 2016:

	2017	2016
Balance, beginning of year	$1,713,784	$1,560,485
Amount capitalized during the year	5,058,137	3,533,008
Amount amortized during the year	4,267,920	3,379,709
Balance, end of year	$2,504,001	$1,713,784

7.	Reinsurance:
The Exchange has entered into various reinsurance agreements since November 1, 2003. Coverage under these agreements indemnify the Exchange up to a maximum limit of $250,000 in excess of $250,000 per each medical claim for the period from November 1, 2003 through January 1, 2010 and January 1, 2011 through January 1, 2013 with additional coverage of $150,000 in excess of $100,000 per medical claim for the period from February 1, 2008 through January 1, 2010. For the period from January 1, 2010 through January 1, 2011, the Exchange entered into a reinsurance agreement which indemnified the Exchange up to a maximum limit of $300,000 in excess of $200,000 per each medical claim.
For the period January 1, 2013 to January 1, 2015, the Exchange entered into a reinsurance agreement which indemnified the Exchange up to a maximum limit of $200,000 in excess of $300,000 per each claim, with additional coverage of $500,000 in excess of $500,000 per claim for those Pennsylvania policies not covered by Medical Care Availability and Reduction of Error Fund (“MCARE”) and all New Jersey, Delaware, and Ohio policies.
On January 1, 2015, the Exchange entered into an annual loss and clash reinsurance contract. The contract applies to policies written by the Exchange for insureds with medical practices within the states of Pennsylvania, New Jersey, Ohio, Delaware, and Maryland. Under the terms of the agreement, Coverage A has a retention of $700,000 in excess of $300,000. For MCARE eligible insureds in Pennsylvania, the policy limits are $500,000 ultimate net loss per each claim, insured, and policy and $1,500,000 in the aggregate. For those defined specialties not covered under MCARE, policy limits are $1,000,000 ultimate net loss per each claim, insured, and policy and $3,000,000 in the aggregate. The contract also has Clash coverage provision (Coverage B) providing $600,000 in coverage subject to a $2,200,000 aggregate. Coverage C has a retention of $1,000,000 in excess of $1,000,000. The reinsurer’s maximum liability during the annual contract period was $25,000,000 for Coverages A and B and $2,000,000 for Coverage C.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

On January 1, 2016, the Exchange entered into a two-year excess of loss and clash reinsurance contract. The contract applies to policies written by the Exchange for insureds with medical practices within the states of Pennsylvania, New Jersey, Ohio, Delaware, and Maryland. Coverages under the contract are the same as the January 2015 contract described above except for the following changes: (1) The reinsurer’s maximum liability during the annual contract period shall be 550% of ceded reinsurance premium or $5,000,000, whichever is greater, for Coverages A and B; and (2) Coverages A and B are subject to a deductible of $1,250,000 or 12% of net subject earned premium, whichever is greater. The contract terminated on January 1, 2018.
Premiums ceded to the reinsurers are subject to adjustment based on the terms of the reinsurance agreement. Initially, a deposit or provisional premium is ceded to the reinsurers, which is periodically adjusted, and set equal to 7.5% of the gross net earned premium income for the period from January 1, 2016 through January 1, 2018, subject to a minimum premium of $650,000.
The effect of reinsurance on premiums written, amounts earned and losses and loss adjustment expenses incurred for the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Premiums written:
Direct	$15,327,496	$13,798,821
Ceded	2,276,362	4,327,200
Premiums written, net of reinsurance	$13,051,134	$9,471,621
Premiums earned:
Direct	$14,551,327	$12,917,808
Ceded	2,276,362	4,327,200
Premiums earned, net of reinsurance	$12,274,965	$8,590,608
Losses and loss adjustment expenses incurred:
Direct	$9,567,678	$6,471,541
Ceded	1,835,152	2,552,038
Losses and loss adjustment expenses incurred, net of reinsurance	$7,732,526	$3,919,503

8.	Equipment:
The Exchange’s equipment consisted of the following at December 31, 2017 and 2016:

	2017	2016
EDP equipment and software	$300,000	$300,000
Less accumulated depreciation and amortization	250,000	150,000
	$50,000	$150,000
Depreciation and amortization expense for each of the years ended December 31, 2017 and 2016 was $100,000.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

9.    Losses and Loss Adjustment Expenses:
Activity in the liability for losses and loss adjustment expenses for the years ended December 31, 2017 and 2016 are summarized as follows:

	2017	2016
Losses and loss adjustment expenses, beginning of year	$34,814,118	$36,069,304
Less: Reinsurance recoverable, beginning of year	8,670,162	6,118,442
Add: Reinsurance recoverable, claims paid, beginning of year	(3,614,905)	(319)
Losses and loss adjustment expenses, beginning of year	29,758,861	29,951,181
Incurred related to:
Current year	10,377,591	8,346,007
Prior years	(2,645,065)	(4,426,504)
Total incurred	7,732,526	3,919,503
Paid related to:
Current year	564,039	377,891
Prior years	4,663,743	3,733,932
Total paid	5,227,782	4,111,823
Losses and loss adjustment expenses, end of year - net	32,263,605	29,758,861
Add: Reinsurance recoverable, end of year	6,117,389	8,670,162
Less: Recoverable on claims paid	(352,285)	(3,614,905)
Losses and loss adjustment expenses, end of year - gross	$38,028,709	$34,814,118
The liability for losses and loss adjustment expenses at December 31, 2017 and 2016 were $38,028,709 and $34,814,118, respectively. For the years ended December 31, 2017 and 2016, $4,663,743 and $3,733,932, respectively, has been paid for incurred claims attributable to insured events of prior periods. Original estimates are increased or decreased, as additional information becomes known regarding individual claims. During the years ended December 31, 2017 and 2016, the Exchange had favorable developments of $2,645,065 and $4,426,504, respectively, as a result of ultimate loss reserves for prior years principally due to additional information related to open cases at December 31, 2016 and 2015.
Incurred and Paid Loss Development Information - Unaudited
The following information about incurred and paid loss development at December 31, 2017, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities, plus expected development on report claims included within the net incurred claims amounts.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The information about incurred and paid claims development for the years ended December 31, 2008 to December 31, 2016, is presented as supplementary information and is unaudited.

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)										As of December 31, 2017
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total of Incurred-But-Not-Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
2008	$4,216	$4,758	$4,708	$5,085	$4,666	$4,011	$3,774	$3,473	$2,798	$2,276	$60	49
2009		3,899	3,792	3,939	3,607	3,426	2,856	2,718	2,548	2,503	518	57
2010			4,875	4,191	4,961	4,521	4,158	3,671	3,265	2,937	830	48
2011				5,329	5,473	5,456	5,221	4,948	4,276	4,447	380	55
2012					6,258	5,956	5,946	5,643	5,405	6,410	242	71
2013						6,547	6,722	6,199	5,625	5,224	912	57
2014							6,353	6,034	5,562	4,278	1,385	42
2015								8,173	7,575	6,992	4,219	32
2016									8,136	7,502	4,175	68
2017										10,184	7,744	53
										$52,753

	Cumulative Paid Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$32	$363	$685	$999	$1,659	$1,866	$1,940	$1,959	$1,969	$1,985
2009		58	312	530	829	1,291	1,577	1,656	1,573	1,602
2010			30	255	466	871	1,410	1,531	1,736	1,911
2011				69	366	903	1,959	3,400	2,988	3,273
2012					83	464	901	1,870	3,775	5,193
2013						50	236	950	2,306	2,617
2014							42	292	766	1,792
2015								79	381	1,162
2016									193	807
2017										400
										$20,742
			All outstanding liabilities before 2008, net of reinsurance							253
		Liabilities for losses and loss adjustment expenses, net of reinsurance								$32,264

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Reconciliation
The reconciliation for the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses at December 31, 2017 in the accompanying balance sheet is as follows:

2017
Net outstanding liabilities for losses and loss adjustment expenses:
Medical professional	$32,263,605
Liabilities for losses and loss adjustment expenses, net of reinsurance	32,263,605
Reinsurance recoverable on unpaid claims:
Medical professional	5,765,104
Total reinsurance recoverable on unpaid claims	5,765,104
Total gross liability for losses and loss adjustment expenses	$38,028,709
Actuarial Assumptions and Methodologies
The Exchange uses a combination of the Actual versus Expected Method, Bornhuetter-Ferguson Method, Expected Loss Ratio Method, Frequency/Severity Method, and the Loss Development Method in order to estimate its liability for losses and loss adjustment expenses. There were no significant changes in the methodologies and assumptions used to develop the liabilities for losses and loss adjustment expenses for the years ended December 31, 2017 and 2016.
Losses Duration Information
The following is supplemental information about average historical claims duration at December 31, 2017:

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
	(unaudited)
Accident Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Medical professional	1.7%	7.4%	10.6%	18.3%	22.3%	7.5%	4.9%	1.2%	0.8%	0.7%
10.    Note Payable:
On December 12, 2014, the Exchange entered into a loan agreement with a financial institution with proceeds totaling $300,000 to finance the development of a new policy system. The loan is secured by the assets purchased with the proceeds received. The loan is being repaid on a monthly basis from January 2016 through January 2020 with interest calculated on the unpaid principal balance at a rate of 4%. At December 31, 2017 and 2016, the balance of the note was $187,222 and $244,767, respectively. At December 31, 2017 and 2016, the Exchange was in compliance with all loan covenants.

Year ending December 31,
2018	$59,909
2019	62,385
2020	64,928
$187,222

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

11.    Income Taxes:
The components of the Exchange’s income tax provision for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Current provision	$(467,246)	$477,041
Deferred tax provision	206,755	108,516
	$(260,491)	$585,557
The Exchange’s U.S. federal statutory income tax rate applicable to ordinary income was 34% for the years ended December 31, 2017 and 2016. The income tax provision differs from that computed by applying federal statutory rate to net (loss) income before income taxes for the years ended December 31, 2017 and 2016 is summarized as follows:

	2017	2016
Expected tax provision at federal statutory rate	$(95,585)	$479,643
Tax exempt income, net of proration	(72,521)	(73,087)
Dividends received deduction	(7,204)	(8,406)
Correction of prior year’s amounts	(59,472)	187,407
Change in enacted tax rates	(25,709)	—
Net income tax provision	$(260,491)	$585,557
Deferred taxes are provided for the temporary differences between financial reporting purposes and the income tax purposes of the Exchange’s assets and liabilities. At December 31, 2017 and 2016, the components of the Exchange’s net deferred income taxes consisted of the following:

	2017	2016
Deferred tax assets:
Discount of unearned premiums	$344,882	$505,601
Discount of advance premiums	20,054	35,738
Discount of losses and loss adjustment expenses	512,300	666,449
Total deferred tax assets	877,236	1,207,788
Deferred tax liabilities:
Deferred acquisition costs	525,840	582,687
Tax Act transitional adjustment	105,261	—
Unrealized gain on investments	287,666	65,227
Total deferred tax liabilities	918,767	647,914
Net deferred tax (liability) asset	$(41,531)	$559,874
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2017 and 2016, management determined that it is more likely than not that all of the deferred tax assets will be realized by the Exchange in future years. Accordingly, the Exchange did not record a valuation allowance against its deferred tax assets at December 31, 2017 and 2016.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

At December 31, 2017 and 2016, there were no unused operating loss carryforwards available to offset future taxable income.
The Exchange has applied the provisions of ASC 740, Income Taxes , for the years ended December 31, 2017 and 2016. ASC 740 prescribes a recognition threshold and measurement attribute with respect to uncertainty in income tax positions. In applying ASC 740, the Exchange has evaluated its various tax positions taken during the years ended December 31, 2017 and 2016. The Exchange has determined that based solely on the technical merits, each tax position on a current and deferred basis has a more-likely-than-not probability that the tax position will be sustained by taxing authorities. The Exchange is not presently under audit by any taxing authority and there are no other uncertainties and events that are reasonably possible in the next year that would cause a significant change in the amounts of unrecognized tax benefits.
The Exchange did not recognize any interest and penalties in the accompanying statements of operations and comprehensive income for the years ended December 31, 2017 and 2016.
The Exchange remains subject to examination by the Internal Revenue Service for tax years 2014 through 2016.
On December 22, 2017, U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”). The Tax Act made broad and significant changes to the U.S. tax code that affects the year ended December 31, 2017, including, but not limited to, a decrease in the federal statutory rate from 34% to 21%. As a result, the Exchange’s deferred tax items are measured at an effective rate of 21% at December 31, 2017. The Exchange recorded an increase in unassigned surplus of $25,709 due to re-measurement of the December 31, 2017 deferred tax assets and liabilities.
Additionally, as part of the enactment of the Tax Act, property and casualty insurance companies are required to use Internal Revenue Service (“IRS”) prescribed factors to determine the loss discount. From the date of the passage of the new law, the IRS will use a corporate bond yield curve to determine the discount factors and property and casualty insurance companies will no longer be allowed to use their own historical payment patterns to determine their discount factors. Transition rules require that property and casualty insurance companies recalculate the 2017 reserve discount as if the 2018 tax reform rules had been in effect at the time and compare the amount to the actual 2017 reserve discount. The difference will be amortized into taxable income over eight years beginning in 2018. As a result, the Exchange calculated a difference of $105,261, which will be amortized into taxable income beginning in 2018.
The Exchange has completed the accounting for the impact of the Tax Act as of December 31, 2017 and has recorded no provisional amounts.
12.    Related Party Transactions:
SIS, as the Attorney-In-Fact for the subscribers to the Exchange, is responsible for the exchange of reciprocal insurance contracts among the subscribers and for managing the business of the Exchange as set forth in the Attorney-In-Fact Agreement. These management functions include, but are not limited to, underwriting and administrative services to the Exchange based on a percentage not to exceed 25.0% for gross written premiums, less return premiums. The Attorney-In-Fact Agreement is in effect for an indefinite term, subject only to the right of the Exchange and SIS to terminate this Agreement by mutual agreement. Management fee expense incurred by the Exchange in accordance with the Attorney-In-Fact Agreement for the years ended December 31, 2017 and 2016 was $3,831,874 and $3,506,249, respectively. Additionally, during the year ended December 31, 2017, the Exchange incurred commission expense from services provided by SIS totaling $30,306. At December 31, 2017 and 2016, the Exchange owed to SIS $429,770 and $0, respectively, for these services which is included in “due to affiliates” in the accompanying balance sheets.
The Attorney-In-Fact Agreement was amended effective January 1, 2017 to increase the management fee percentage from 24.5% of gross written premiums to 25.0% of gross written premiums. Additionally, the agreement was further amended whereby the management fee charged by SIS to the Exchange is to no longer include payments to agents and other sales commissions as components of the fee. Total amount of broker commissions incurred by the Exchange during the year ended December 31, 2017 was $1,386,157; such amount is included in “other underwriting expenses” in the accompanying statement of operations and comprehensive income.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

As discussed in Note 4, SIS has surplus notes with the Exchange in the total amount of $537,000 at December 31, 2016. In 2009, the Exchange entered into two surplus agreements with SIS in the amounts of $30,000 and $7,000, respectively, with outstanding borrowings under the notes bearing interest at 5%, and matures on January 31, 2018. On May 2, 2012, the Exchange entered into a surplus note agreement with SIS in the amount of $500,000, with outstanding borrowings bearing interest at 8%, and matures on April 1, 2035. All of the surplus notes have been issued in exchange for cash from the original note holders and the notes are carried at face value. The notes are subordinated to all policyholders and general creditor obligations of the Exchange, and all payments of interest and principal are subject to prior approval of the Commonwealth of Pennsylvania Insurance Department (the “Department”). During the year ended December 31, 2016, the Exchange received permission from the Department to pay interest but not to redeem the remaining notes. During the year ended December 31, 2017, the Exchange received permission from the Department to pay the balance of the surplus notes of $537,000 and the related accrued interest of $10,463 in January 2017. No interest expense was incurred by the Exchange related to these notes during the year ended December 31, 2017.
The Exchange has an agreement with Gateway Risk Services, Inc. (“Gateway”), a company affiliated with SIS, whereby Gateway provides the Exchange with specialty services for claims administration. Gateway manages the claims process on behalf of the Exchange. The Exchange incurred and paid fees related to services provided by Gateway totaling $135,000 and $135,000 for the years ended December 31, 2017 and 2016, respectively. There were no amounts due to Gateway at December 31, 2017 and 2016.
In April 2017, the Exchange and Andrews Outsource Solutions, LLC (“AOS”), a company affiliated with SIS, entered into an agreement, with the Form D filing approved by the Department on April 6, 2017, whereby AOS is to provide litigation management services and legal and paralegal support services to the Exchange. During the year ended December 31, 2017, the Exchange incurred litigation management services of $441,100 related to this agreement. There were no amounts due to AOS at December 31, 2017.
During the year ended December 31, 2017, the Exchange collected premiums on behalf of Physicians Insurance Program Exchange (“PIPE”), a Pennsylvania reciprocal exchange and an affiliate of the Exchange. At December 31, 2017, the amount due to PIPE was $15,046 and is included in “due to affiliate” in the accompanying balance sheet. There were no amounts due to PIPE at December 31, 2016.
During the year ended December 31, 2017, Diversus, the parent company of SIS, Gateway, and AOS, paid for certain expenses on behalf of the Exchange. At December 31, 2017, the amount due to Diversus was $7,219 and is included in “due to affiliate” in the accompanying balance sheet. There were no amounts due to Diversus at December 31, 2016.
During the year ended December 31, 2017, the Exchange paid for certain expenses on behalf of Professional Casualty Association (“PCA”), a Pennsylvania reciprocal exchange and an affiliate of the Exchange. At December 31, 2017, the amount due from PCA was $350 and is presented as “due from affiliate” in the accompanying balance sheet. There were no amounts due from PCA at December 31, 2016.
13.    Management Agreement:
The Exchange has an agreement with Strategic Risk Solutions (VT), Inc. (“SRS”), an unrelated company, whereby SRS provides the Exchange with accounting, administrative, and regulatory services. The Exchange incurred fees related to services provided by SRS totaling $102,040 and $104,085, respectively, for the years ended December 31, 2017 and 2016. At December 31, 2017 and 2016, the amounts due to SRS were $1,820 and $1,250, respectively.
14.    Assessments:
The Exchange is aware of various insurance entities’ insolvencies that produced business in the Commonwealth of Pennsylvania. The Exchange has received assessments for its pro-rata share of the cost of such insolvencies from the Pennsylvania Property and Casualty Insurance Guaranty Fund. Statutory accounting principles require the Exchange to provide a liability for the full cost of such insolvencies up to the maximum annual assessment limit (2.0%).
Based upon the available information, the Exchange has provided a gross liability of $105,012 and $134,047 at December 31, 2017 and 2016. The Exchange has not recorded applicable premium tax credits at December 31, 2017

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

and 2016 related to guaranty assessments. Total guaranty fund expense, net of prior years’ refunds and premium tax credits, for the years ended December 31, 2017 and 2016 was $(28,315) and $35,239, respectively.
MCARE is a special fund established by the Commonwealth of Pennsylvania to ensure reasonable compensation for persons injured due to medical negligence. Healthcare providers who render 50% or more of his or her healthcare business or practice within Pennsylvania are required to obtain statutory excess professional liability coverage with MCARE by paying a certain percentage (assessment) of the prevailing primary premium charged by the Pennsylvania Professional Liability Joint Underwriting Association to MCARE. The Exchange assesses its policyholders as required by MCARE in addition to collecting the premium assessed. The assessments collected from policyholders are included in “Deposits and amounts held for others” in the accompanying balance sheets, and no income is recognized by the Exchange. At December 31, 2017 and 2016. the Exchange had liabilities of $300,090 and $15,275, respectively, for amounts collected on behalf of MCARE.
The New Jersey Property-Liability Insurance Guaranty Association (“NJPIGA”) was created by the State of New Jersey to provide a safety net for policyholders and claimants of insolvent property-casualty insurance companies. The Exchange assesses its policyholders as required by NJPIGA in addition to collecting the premium assessed. The assessments collected from policyholders are included in “Deposits and amounts held for others” in the accompanying balance sheets, and no income is recognized by the Exchange. At December 31, 2017 and 2016, the Exchange had liabilities of $31,272 and $19,870, respectively, for amounts collected on behalf NJPIGA.

15.	Statutory Information:
Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements under GAAP. Prescribed statutory accounting practices (“SAP”) include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (“NAIC”). The statutory financial statements of the Exchange are prepared in accordance with accounting practices prescribed and permitted by the Department.
Financial statements prepared under SAP focus on solvency of the insurer and generally provide a more conservative approach than under GAAP. These accounting practices differ significantly in the following respects from GAAP: (1) assets must be included in the statutory balance sheet at “admitted asset value,” whereas GAAP requires historical cost or, in certain instances, fair value; (2) “non-admitted assets” must be excluded through a charge to surplus, while on a GAAP basis “non-admitted assets” are included in the balance sheet net of any allowance valuation; (3) acquisition costs, such as commissions, management fees, premium taxes, and other items, have been charged to operations when incurred, whereas GAAP allows capitalization of these expenses and amortized over the term of the policies; (4) the carrying value of bonds are based on NAIC ratings whereas GAAP requires bonds to be valued based on whether management intends to hold the bonds to maturity; (5) changes in deferred income taxes are reported directly to surplus, whereas changes to deferred income taxes are reflected in the statement of income for GAAP; (6) deferred tax assets, net of any valuation allowance, are limited to those temporary deductible differences which are expected to reverse within three years, whereas under GAAP, no such limitation exists; and (7) ceded reinsurance amounts (unearned premiums and estimated loss recoverables) are shown net of the related liability, whereas presented on a gross basis and reflected as an asset for GAAP.
Statutory net (loss) income and surplus and other funds of the Exchange as determined in accordance with SAP prescribed or permitted by the Department for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Statutory net (loss) income	$(439,756)	$911,171
Surplus and other funds	16,882,485	17,487,422
In accordance with Pennsylvania law, the Exchange is required to maintain minimum subscribers’ surplus of $1,125,000. During the years ended December 31, 2017 and 2016, no dividends were declared or paid by the Exchange.
The Exchange is subject to minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

and various levels of risk activity. Regulatory compliance is determined by a ratio of the Exchange’s total adjusted capital, as defined by the NAIC, to its authorized control level RBC. At December 31, 2017 and 2016, the Exchange’s RBC exceeded minimum RBC requirements.
16.    Subsequent Events
Subsequent events have been evaluated through May 10, 2018, which is the date the financial statements were available to be issued.
On January 1, 2018, the Exchange entered into a reinsurance contract with JLT Re (North America), Inc. (“JLT”). JLT and SIS co-brokered the contract. JLT is to be compensated by the reinsurers through commissions, and JLT, in turn, will pay a portion of the commissions to SIS. Under the terms of the agreement, reinsurance is ceded by the Exchange. For MCARE eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $700,000 in excess of $300,000 per claim. For insureds in other states with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contract has a two-year term and expires on January 1, 2020.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
BALANCE SHEETS
SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	Unaudited	Unaudited
	2018	2017
ASSETS
Cash and cash equivalents	$1,207,492	$1,823,424
Investments in available-for-sale securities:
Bonds (Amortized cost of $42,657,383 and $42,062,293)	41,775,450	42,436,720
Common stocks (Cost of $2,841,327 and $2,901,117)	2,859,693	2,780,346
Other invested assets	4,295,798	3,550,642
Accrued investment income	341,674	310,788
Premiums receivable	3,840,306	3,779,490
Reinsurance recoverable	6,073,316	5,795,336
Reinsurance premiums receivable	514,531	248,447
Income taxes recoverable	553,949	420,479
Deferred acquisition costs	2,190,831	2,095,102
Deferred income taxes	148,342	77,674
Other assets	—	115,000
TOTAL ASSETS	$63,801,382	$63,433,448
LIABILITIES AND MEMBERS' EQUITY
LIABILITIES:
Losses and loss adjustment expenses	$37,417,339	$36,984,858
Unearned premiums	7,373,044	7,055,474
Advance premiums	118,254	90,260
Deposits and amounts held for others	120,182	111,282
Reinsurance payable	1,088,624	842,389
Accounts payable and accrued expenses	387,273	340,235
Note payable	142,502	201,837
Due to affiliates	94,297	194,940
TOTAL LIABILITIES	46,741,515	45,821,275
MEMBERS' EQUITY	$17,059,867	$17,612,173
TOTAL LIABILITIES AND MEMBERS' EQUITY	$63,801,382	$63,433,448

See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	Unaudited	Unaudited
	2018	2017
REVENUES:
Net premium earned	$9,644,090	$9,693,624
TOTAL REVENUES	9,644,090	9,693,624
EXPENSES:
Losses and loss adjustment expenses, net	5,435,270	6,540,054
Other underwriting expenses	4,905,722	4,047,230
TOTAL EXPENSES	10,340,992	10,587,284
NET INVESTMENT INCOME	902,904	804,692
INCOME (LOSS) FROM OPERATIONS	206,002	(88,968)
INTEREST EXPENSE	4,911	6,696
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	201,091	(95,664)
PROVISION FOR INCOME TAXES	7,461	(170,006)
NET INCOME	193,630	74,342
OTHER COMPREHENSIVE (LOSS) INCOME:
Unrealized holding (losses) gains on available-for-sale securities, net of income tax benefit (expense) of $176,957 and $(338,807)	(635,784)	693,122
Reclassification adjustments for net realized gain included in net income	(29,915)	(35,436)
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(665,699)	657,686
COMPREHENSIVE (LOSS) INCOME	$(472,069)	$732,028

See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
STATEMENTS OF MEMBERS' EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
Balance, January 1, 2017	$5,482,997	$11,358,997	$38,151	$16,880,145
Net income	—	74,342	—	74,342
Other comprehensive income	—	—	657,686	657,686
Balance, September 30, 2017 (unaudited)	$5,482,997	$11,433,339	$695,837	$17,612,173
Balance, January 1, 2018	$5,482,997	$11,160,278	$888,661	$17,531,936
Net income	—	193,630	—	193,630
Other comprehensive loss	—	—	(665,699)	(665,699)
Balance, September 30, 2018 (unaudited)	$5,482,997	$11,353,908	$222,962	$17,059,867
See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	Unaudited	Unaudited
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$193,630	$74,342
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred income taxes	(12,916)	143,393
Net realized gains on sales of investments	(29,915)	(35,436)
Amortization of bond premiums	135,854	131,331
Amortization of deferred acquisition costs	3,881,615	3,180,081
Depreciation expense	50,000	75,000
Changes in operating assets and liabilities:
Accrued investment income	(38,886)	(33,200)
Premiums receivable	994,696	(47,875)
Reinsurance recoverable	44,073	(740,079)
Reinsurance premiums receivable	(514,531)	3,366,458
Income taxes recoverable	20,377	(287,380)
Deferred acquisition costs	(3,568,445)	(3,561,399)
Other assets	—	(40,000)
Liability for losses and loss adjustment expenses	(611,370)	2,170,740
Unearned premiums	(838,436)	(379,837)
Advance premiums	(359,222)	(435,298)
Deposits and amounts held for others	(211,180)	76,137
Reinsurance payable	(319,794)	(2,413,718)
Accounts payable and accrued expenses	(145,213)	15,848
Due to affiliates	(357,388)	184,477
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,687,051)	1,443,585
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments:
Proceeds from sales and maturities	5,240,080	2,301,383
Purchases	(4,410,817)	(6,387,203)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	829,263	(4,085,820)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of note payable	(44,720)	(42,930)
Repayment of surplus note payable to affiliate	—	(537,000)
NET CASH USED IN FINANCING ACTIVITIES	(44,720)	(579,930)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(902,508)	$(3,222,165)
CASH AND CASH EQUIVALENTS, beginning of period	2,110,000	5,045,589
CASH AND CASH EQUIVALENTS, end of period	$1,207,492	$1,823,424
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid for the period	$4,911	$17,159

See notes to financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

1.	Organization and Operations:
Positive Physicians Insurance Exchange (the “Exchange”) is a subscriber-owned, reciprocal insurance exchange formed for the purpose of insuring its subscribers against loss due to the imposition of legal liability as set forth in the Insurance Association Law of the Commonwealth of Pennsylvania. The Exchange provides medical professional liability insurance coverage on an occurrence and claims made basis to its subscribers. The Exchange received its certificate of authority on April 20, 2004 from the Commonwealth of Pennsylvania and commenced operations on July 1, 2004. On May 1, 2011, the Exchange expanded operations and was issued a certificate of authority by the New Jersey Department of Banking and Insurance. The Exchange continued to expand its operation and was issued certificates of authority by the Delaware Department of Insurance, Ohio Department of Insurance, and Maryland Department of Insurance on February 13, 2013, March 25, 2013, and April 30, 2014, respectively.
The Exchange is managed by Specialty Insurance Services, LLC (“SIS”), a Pennsylvania limited liability company, pursuant to the terms of an Attorney-In-Fact Agreement between the Exchange and SIS, effective March 10, 2004. Pursuant to the terms of the amended agreement as discussed in Note 12, SIS provides underwriting and administrative services to the Exchange based on a percentage not to exceed 25.0% for gross written premiums, less return premiums.
SIS has the power to direct the activities of the Exchange that most significantly impact the Exchange economic performance by acting as the common attorney-in-fact and decision maker for the subscribers at the Exchange. SIS is a wholly-owned subsidiary of Diversus, Inc. ("Diversus"), a Delaware domiciled holding company, effective as of January 1, 2017.

2.	Summary of Significant Accounting Policies and Principles:
Basis of Presentation
The Exchange prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Actual results could differ from these estimates and such differences could be material. The Exchange’s principal estimates include the liability for losses and loss adjustment expenses, deferred acquisition costs, other-than-temporary impairments of investments, and valuation of deferred tax assets.
Cash and Cash Equivalents
The Exchange considers cash and cash equivalents to be cash on hand and depository bank accounts with original maturities of three months or less, are readily convertible to known amounts of cash, and present insignificant risk of changes in value due to changing interest rates.
Investments
Investments in fixed maturity and equity securities are classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are recorded directly to accumulated other comprehensive income. Realized gains and losses on sales of available-for-sale securities are recognized into income based upon the specific identification method. Interest and dividends are recognized as earned.
The Exchange considers short-term investments to be short-term, highly liquid investments that are less than one year in term to the dates of maturities at the purchase dates that they present insignificant risk of changes in value due to changing interest rates.
The Exchange regularly evaluates all of its investments based on current economic conditions, credit loss experience, and other specific developments. If there is a decline in a securities’ net realizable value that is other than temporary, it is considered as a realized loss and the cost basis in the security is reduced to its estimated fair value.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Other-than-temporary-impairments (OTTI) of debt securities are separated into credit and noncredit-related amounts when there are credit-related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors is recorded in other comprehensive (loss) income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the credit loss.
Other Investments
The Exchange has ownership interests in four limited partnerships. The Exchange’s partnership interests are carried on the equity method, which approximates the Exchange’s equity in the underlying net assets of the partnerships. Equity income or loss is credited or charged, as appropriate, to the statements of operations and comprehensive (loss) income. The investments in the limited partnerships are presented as "other invested assets" in the accompanying balance sheets.
Deferred Acquisition Costs
Deferred acquisition costs consist of costs that vary with and are directly related to the successful acquisition of new and renewal insurance contracts. These costs, which primarily consist of sales commissions, management fees, and premium taxes, are deferred and amortized as premiums are earned over the applicable policy term.
Other Assets
Equipment, included in other assets, is recorded at cost. Depreciation and amortization was provided using the straight-line method over the estimated useful life of the assets. The estimated useful life of equipment was three years.
Liability for Losses and Loss Adjustment Expenses
Liability for losses and loss adjustment expenses include an amount determined from individual case estimates and loss reports and an amount, based on prior experience, actuarial assumptions and management judgments for losses incurred but not reported. Such liabilities are necessarily based on assumptions and estimates and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates for establishing the resulting liabilities are continually reviewed. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based upon the assumption that past developments are an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends, and other relevant factors. The uncertainties involved with the reserving process include internal factors, such as changes in claims handling procedure, as well external factors, such as economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final loss settlements may vary from the present estimates, particularly when those payments may not occur until well into the future. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.
The Exchange offers extended reporting coverage at no additional charge in the event of disability, death or retirement after a policyholder reaches the age of 55 and has been an Association policyholder for least five years. An extended reporting endorsement policy reserve is required to assure that premiums are not earned prematurely. The Association has this reserve actuarially determined with the balance included in unearned premiums. The extended reporting endorsement policy reserve amounted to $1,125,000 and $875,000 at September 30, 2018 and 2017, respectively.
Premium Deficiency Reserves
Premium deficiency reserves and the related expenses are recognized when it is probable that expected future benefit payments, loss adjustment expenses, direct administration costs, and an allocation of indirect administration

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

costs under a group of existing contracts will exceed anticipated future premiums and reinsurance recoveries considered over the remaining lives of the contracts, and are included in "losses and loss adjustment expenses" in the accompanying balance sheets. The Exchange has not recorded any premium deficiency reserves as of September 30, 2018 or 2017. The analysis of premium deficiency reserves was completed as of September 30, 2018.  The Exchange did not consider anticipated investment income when calculating the premium deficiency reserves.
Reinsurance
The Exchange cedes reinsurance risk to other insurance companies. This arrangement allows the Exchange to minimize the net loss potential arising from large risks. Reinsurance contracts do not relieve the Exchange of its obligation to its subscribers. Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The reinsurance contracts provide for return premium based on the actual loss experience of the written and reinsured business. The Exchange estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance contract.
Conversion Costs
The Exchange incurred direct consulting and other costs related to the conversion from a reciprocal insurance exchange to a stock form of ownership as further discussed in Note 12. Such costs are expensed as incurred and included in "other underwriting expenses" in the accompanying statements of operations and comprehensive (loss) income.
Revenue Recognition
Premiums of the Exchange are earned on a daily pro rata basis over the terms of the insurance policies. Unearned premium reserves are established to cover the unexpired portion of the policies in force less amounts ceded to reinsurers. For consideration received for policies with effective dates subsequent to the reporting period, the Exchange records an advance premium liability in lieu of written premium. Premiums ceded pursuant to reinsurance agreements are netted against earned and unearned direct premiums based on the term of the underlying policy.
Comprehensive (Loss) Income
Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component of members' equity of the accompanying balance sheets. Such items, along with net income, are components of comprehensive (loss) income and are reflected in the accompanying statements of operations and comprehensive (loss) income.
Reclassifications of realized gains and losses on sales of investments out of accumulated other comprehensive income are recorded in investment income in the accompanying statements of operations and comprehensive (loss) income.
Income Taxes
The Exchange accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Exchange’s financial statements . Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Exchange records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Exchange considers all available positive and negative evidence, including future reversal of existing taxable temporary differences , projected future taxable income, tax planning strategies and recent financial operations.
The Exchange recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statements of operations and comprehensive (loss) income. Accrued interest and penalties are included within the related tax liability line in the accompanying balance sheets.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Recently Adopted Accounting Pronouncements
The Exchange adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU" or "Update") 2015-09, Disclosures about Short-Duration Contracts , addressing enhanced disclosure requirements for insurers relating to short-duration insurance contract claims and the unpaid claims liability roll-forward for long and short-duration contracts. The disclosures are intended to provide users of financial statements with more transparent information about an insurance entity’s initial claim estimates and subsequent adjustments to those estimates, the methodologies and judgments used to estimate claims, and the timing, frequency, and severity of claims. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
The Exchange elected to early adopt the provisions of ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update allow a reclassification from accumulated other comprehensive income to unassigned surplus for stranded tax effects resulting from passage of the Tax Cuts and Jobs Act. In connection with the adoption of ASU 2018-02, the Exchange has adopted the policy option available under ASU 2018-02 of reclassifying the income tax effects related to change in tax rates from accumulated other comprehensive income to unassigned surplus during the year ended December 31, 2017. This adoption did not have a material impact to the financial statements.
The Exchange adopted the provisions of ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes for the nine months ended September 30, 2018 . The amendments in this Update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The adoption of this ASU did not have material impact on the financial statements.
Recently Issued Accounting Pronouncements
New accounting rules and disclosure requirements can impact the results and the comparability of the Exchange’s financial statements. The following recently issued accounting pronouncements are relevant to the Exchange’s financial statements:
Accounting Standards Update ("ASU") 2016-18: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Subtopic 230) Restricted Cash. The amendments in this Update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2018. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities . The amendments in this Update require among other things that equity investments to be measured at fair value with changes in fair value recognized in net income, simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, require an entity to present separately in other comprehensive (loss) income the portion of the total change in the fair value of the liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The ASU is effective for annual periods beginning after December 15, 2018. The adoption of ASU 2016-01 is not expected to have a material impact on the financial statements.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

3.	Concentrations of Credit Risk:
Financial instruments which potentially subject the Exchange to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, non-U.S. government bonds, premiums receivable, and balances recoverable from reinsurers. Non-U.S. government bonds are diversified and no one investment accounts for a significant portion of the Exchange’s invested assets. The Exchange maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Exchange has not experienced any losses from bank accounts.
Insureds consist of healthcare providers in which no one insured accounted for over 20% of premiums receivable at September 30, 2018 and 2017. At September 30, 2018 and 2017, the Exchange had reinsurance recoverables due from reinsurers of $6,073,316 and $5,795,336, respectively. At September 30, 2018 and 2017, the Exchange had reinsurance payables due to reinsurers of $1,088,624 and $842,389, respectively, for premiums ceded under the reinsurance agreements. The authorized, domestic and international reinsurers have A.M. Best ratings of A or better.

4.	Variable Interest Entity:
The Exchange is a reciprocal insurance exchange domiciled in Pennsylvania, for which SIS serves as attorney-in-fact. SIS holds a variable interest in the Exchange due to the absence of decision-making capabilities by the equity owners (subscribers/policyholders) of the Exchange and due to the significance of the management fee the Exchange pays to SIS as its decision maker. As a result, SIS is deemed to have a controlling financial interest in the Exchange and is considered to be its primary beneficiary.
All medical professional liability insurance operations are owned by the Exchange, and SIS functions solely as the management company.
SIS had surplus notes with the Exchange in the total amount of $537,000 at December 31, 2016. On January 4, 2017, the Exchange repaid the balance of the surplus notes and the related accrued interest to SIS. SIS has not provided any additional financial or other support to the Exchange for any of the reporting periods presented. At September 30, 2018 and 2017, there are no explicit or implicit arrangements that would require SIS to provide future financial support to the Exchange.

5.	Investments:
The Exchange’s available-for-sale securities are stated at fair value, which is the price that would be received to sell the asset in an orderly transaction between willing market participants as of the measurement date.
The Exchange uses various valuation techniques and assumptions when estimating fair value, which are in accordance with accounting principles for fair value measurement of assets and liabilities that are recognized or disclosed in the financial statements on a recurring basis. These principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 - Quoted (unadjusted) prices for identical assets in active markets.
Level 2 - Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in nonactive markets (few transactions, limited information, noncurrent prices, high variability over time, etc.);

•	Inputs other than quoted prices that are observable for the asset (interest rates, yield curves, volatilities, default rates, etc.); and

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The estimated fair values of bonds and common stocks are based on quoted market prices where available. The Exchange obtains one price for each security primarily from a third-party pricing service (“pricing service”), which generally uses quoted prices or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates, and prepayment speeds. As the Exchange is responsible for the determination of fair value, it performs analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value.
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. The Exchange’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Amortized cost/cost, gross unrealized gains, gross unrealized losses, and fair value of investments by major security type for the results of the Exchange at September 30, 2018 and 2017 are as follows:

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2018
U.S. government	$5,058,162	$2	$138,960	$4,919,204
States, territories, and possessions	915,228	788	6,224	909,792
Subdivisions of states, territories, and possessions	9,909,760	23,796	80,480	9,853,076
Industrial and miscellaneous	26,774,233	23,359	704,214	26,093,378
Total bonds	42,657,383	47,945	929,878	41,775,450
Common stocks	2,841,327	363,131	344,765	2,859,693
	$45,498,710	$411,076	$1,274,643	$44,635,143

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2017
U.S. government	$7,770,638	$315	$74,923	$7,696,030
States, territories, and possessions	1,207,632	27,597	—	1,235,229
Subdivisions of states, territories, and possessions	9,770,533	281,980	5,963	10,046,550
Industrial and miscellaneous	23,313,490	225,556	80,135	23,458,911
Total bonds	42,062,293	535,448	161,021	42,436,720
Common stocks	2,901,117	252,086	372,857	2,780,346
	$44,963,410	$787,534	$533,878	$45,217,066

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

At September 30, 2018, maturities of investments in bond securities are as follows:

	Amortized Cost/Cost	Fair Value
Due in less than one year	$1,901,322	$1,899,920
Due after one year to five years	27,357,824	26,956,549
Due after five years to ten years	13,398,237	12,918,981
	$42,657,383	$41,775,450
Realized gains and losses are determined using the specific identification method. During the nine months ended September 30, 2018 and 2017, proceeds from maturity and sales and gross realized gains and losses on securities are:

	2018	2017
Proceeds	$5,240,080	$2,301,383
Gross gains	45,720	49,950
Gross losses	15,805	14,514
The components of net investment income are as follows:

	2018	2017
Bonds	$799,616	$705,444
Cash and short-term investments	5,529	3,031
Common stocks	110,112	106,776
Net gain on sales of investments	29,915	35,436
	945,172	850,687
Less investment expenses	42,268	45,995
Net investment income	$902,904	$804,692

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2018:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$448,529	$1,413
States, territories, and possessions	635,640	6,224
Subdivisions of states, territories, and possessions	5,595,401	59,565
Industrial and miscellaneous	15,932,254	323,219
Common stocks	448,255	187,989
	$23,060,079	$578,410

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$4,470,484	$137,547
States, territories, and possessions	—	—
Subdivisions of states, territories, and possessions	442,722	20,915
Industrial and miscellaneous	7,528,668	380,995
Common stocks	516,916	156,776
	$12,958,790	$696,233

	Totals
	Fair Value	Unrealized Losses
U.S. government	$4,919,013	$138,960
States, territories, and possessions	635,640	6,224
Subdivisions of states, territories, and possessions	6,038,123	80,480
Industrial and miscellaneous	23,460,922	704,214
Common stocks	965,171	344,765
	$36,018,869	$1,274,643

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2017:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$2,632,591	$16,526
Subdivisions of states, territories, and possessions	460,016	5,963
Industrial and miscellaneous	7,374,295	42,212
Common stocks	272,531	27,148
	$10,739,433	$91,849

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$5,048,982	$58,397
Subdivisions of states, territories, and possessions	—	—
Industrial and miscellaneous	1,332,161	37,923
Common stocks	863,555	345,709
	$7,244,698	$442,029

	Totals
	Fair Value	Unrealized Losses
U.S. government	$7,681,573	$74,923
Subdivisions of states, territories, and possessions	460,016	5,963
Industrial and miscellaneous	8,706,456	80,135
Common stocks	1,136,086	372,857
	$17,984,131	$533,878
The unrealized losses on investments in U.S. government and agency securities, state securities, and corporate debt securities at September 30, 2018 and 2017 were primarily caused by general economic conditions and not by unfavorable changes in credit ratings associated with these securities. The Exchange evaluates impairment at each reporting period for each of the securities where the fair value of the investment is less than its carrying value. The contractual cash flows of the U.S. government and agency obligations are guaranteed either by the U.S. government or an agency of the U.S. government. It is expected that the securities would not be settled at a price less than the carrying value of the investment, and the Exchange does not intend to sell the investment until the unrealized loss is fully recovered. The Exchange evaluated the credit ratings of the state and agency obligations and corporate obligations, noting whether a significant deterioration since purchase or other factors that may indicate an other-than-temporary-impairment such as the length of time and extent to which fair value has been less than cost, the financial condition, and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Exchange’s intent to sell the investment. Management of the Exchange determined that there were no investments which were other-than-temporarily-impaired as of and for the nine months ended September 30, 2018 and 2017.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis at September 30, 2018:

	Total	Level 1	Level 2	Level 3
U.S. government	$4,919,204	$—	$4,919,204	$—
States, territories, and possessions	909,792	—	909,792	—
Subdivisions of states, territories and possessions	9,853,076	—	9,853,076	—
Industrial and miscellaneous	26,093,378	—	26,093,378	—
Total bonds	41,775,450	—	41,775,450	—
Common stocks	2,859,693	2,859,693	—	—
	$44,635,143	$2,859,693	$41,775,450	$—
The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis at September 30, 2017:

	Total	Level 1	Level 2	Level 3
U.S. government	$7,696,030	$—	$7,696,030	$—
States, territories, and possessions	1,235,229	—	1,235,229	—
Subdivisions of states, territories and possessions	10,046,550	—	10,046,550	—
Industrial and miscellaneous	23,458,911	—	23,458,911	—
Total bonds	42,436,720	—	42,436,720	—
Common stocks	2,780,346	2,780,346	—	—
	$45,217,066	$2,780,346	$42,436,720	$—

6.	Deferred Acquisition Costs:
The following table summarizes the components of deferred acquisition costs for the nine months ended September 30, 2018 and 2017:

	2018	2017
Balance, beginning of period	$2,504,001	$1,713,784
Amount capitalized during the period	3,568,445	3,561,399
Amount amortized during the period	3,881,615	3,180,081
Balance, end of period	$2,190,831	$2,095,102

7.	Reinsurance:
The Exchange has entered into various reinsurance agreements since November 1, 2003. Coverage under these agreements indemnify the Exchange up to a maximum limit of $250,000 in excess of $250,000 per each medical claim for the period from November 1, 2003 through January 1, 2010 and January 1, 2011 through January 1, 2013 with additional coverage of $150,000 in excess of $100,000 per medical claim for the period from February 1, 2008 through January 1, 2010. For the period from January 1, 2010 through January 1, 2011, the Exchange entered into a reinsurance agreement which indemnified the Exchange up to a maximum limit of $300,000 in excess of $200,000 per each medical claim.
For the period January 1, 2013 to January 1, 2015, the Exchange entered into a reinsurance agreement which indemnified the Exchange up to a maximum limit of $200,000 in excess of $300,000 per each claim, with additional

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

coverage of $500,000 in excess of $500,000 per claim for those Pennsylvania policies not covered by Medical Care Availability and Reduction of Error Fund ("MCARE") and all New Jersey, Delaware, and Ohio policies.
On January 1, 2015, the Exchange entered into an annual loss and clash reinsurance contract. The contract applies to policies written by the Exchange for insureds with medical practices within the states of Pennsylvania, New Jersey, Ohio, Delaware, and Maryland. Under the terms of the agreement, Coverage A has a retention of $700,000 in excess of $300,000. For MCARE eligible insureds in Pennsylvania, the policy limits are $500,000 ultimate net loss per each claim, insured, and policy and $1,500,000 in the aggregate. For those defined specialties not covered under MCARE, policy limits are $1,000,000 ultimate net loss per each claim, insured, and policy and $3,000,000 in the aggregate. The contract also has Clash coverage provision (Coverage B) providing $600,000 in coverage subject to a $2,200,000 aggregate. Coverage C has a retention of $1,000,000 in excess of $1,000,000. The reinsurer’s maximum liability during the annual contract period was $25,000,000 for Coverages A and B and $2,000,000 for Coverage C.
On January 1, 2016, the Exchange entered into a two-year excess of loss and clash reinsurance contract. The contract applies to policies written by the Exchange for insureds with medical practices within the states of Pennsylvania, New Jersey, Ohio, Delaware, and Maryland. Coverages under the contract are the same as the January 2015 contract described above except for the following changes: (1) The reinsurer’s maximum liability during the annual contract period shall be 550% of ceded reinsurance premium or $5,000,000, whichever is greater, for Coverages A and B; and (2) Coverages A and B are subject to a deductible of $1,250,000 or 12% of net subject earned premium, whichever is greater. The contract terminated on January 1, 2018.
On January 1, 2018, the Exchange entered into a reinsurance contract with JLT Re (North America), Inc. ("JLT"). Under the terms of the agreement, reinsurance is ceded by the Exchange. For MCARE eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $700,000 in excess of $300,000 per claim. For insureds in other states with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contract has a two-year term and expires on January 1, 2020.
The effect of reinsurance on premiums written, amounts earned and losses and loss adjustment expenses incurred for the nine months ended September 30, 2018 and 2017 is as follows:

	2018	2017
Premiums written:
Direct	$10,349,246	$10,307,387
Ceded	2,058,123	1,242,048
Premiums written, net of reinsurance	$8,291,123	$9,065,339
Premiums earned:
Direct	$11,187,682	$10,687,225
Ceded	1,543,592	993,601
Premiums earned, net of reinsurance	$9,644,090	$9,693,624
Losses and loss adjustment expenses incurred:
Direct	$5,731,721	$5,321,199
Ceded	296,451	(1,218,855)
Losses and loss adjustment expenses incurred, net of reinsurance	$5,435,270	$6,540,054

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

8.	Equipment:
The Exchange’s equipment, included in other assets, consisted of the following at September 30, 2018 and 2017:

	2018	2017
EDP equipment and software	$300,000	$300,000
Less accumulated depreciation and amortization	300,000	225,000
	$—	$75,000
Depreciation and amortization expense for the nine months ended September 30, 2018 and 2017 was $50,000 and $75,000, respectively.

9.	Losses and Loss Adjustment Expenses:
Activity in the liability for losses and loss adjustment expenses for the nine months ended September 30, 2018 and 2017 are summarized as follows:

	2018	2017
Losses and loss adjustment expenses, beginning of period	$38,028,709	$34,814,118
Less: Reinsurance recoverable, beginning of period	6,117,389	8,670,162
Add: Reinsurance recoverable, claims paid, beginning of period	352,285	3,614,905
Losses and loss adjustment expenses, beginning of period	32,263,605	29,758,861
Incurred related to:
Current period	5,435,271	6,540,054
Prior periods	—	—
Total incurred	5,435,271	6,540,054
Paid related to:
Current period	255,667	351,389
Prior periods	5,997,141	3,751,222
Total paid	6,252,808	4,102,611
Losses and loss adjustment expenses, end of period - net	31,446,068	32,196,304
Add: Reinsurance recoverable, end of period	6,073,316	5,795,336
Less: Recoverable on claims paid	102,045	1,006,782
Losses and loss adjustment expenses, end of period - gross	$37,417,339	$36,984,858
The liability for losses and loss adjustment expenses at September 30, 2018 and 2017 were $37,417,339 and $36,984,858, respectively. For the nine months ended September 30, 2018 and 2017, $5,997,141 and $3,751,222, respectively, has been paid for incurred claims attributable to insured events of prior periods. Original estimates are increased or decreased, as additional information becomes known regarding individual claims. There were no favorable or unfavorable developments for the nine months ended September 30, 2018 and 2017.

10.	Note Payable:
On December 12, 2014, the Exchange entered into a loan agreement with a financial institution with proceeds totaling $300,000 to finance the development of a new policy system. The loan is secured by the assets purchased with the proceeds received. The loan is being repaid on a monthly basis from January 2016 through December 2020 with interest calculated on the unpaid principal balance at a rate of 4%. At September 30, 2018 and 2017, the balance of the note was $142,502 and $201,837, respectively. At September 30, 2018 and 2017, the Exchange was in compliance with all loan covenants.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Future maturities of the note for the succeeding years are as follows at September 30, 2018 :

Year ending September 30,
2019	$61,758
2020	64,304
2021	16,440
$142,502

11.	Income Taxes:
The components of the Exchange’s income tax provision for the nine months ended September 30, 2018 and 2017 are as follows:

	2018	2017
Current provision	$20,377	$(313,399)
Deferred tax provision	(12,916)	143,393
	$7,461	$(170,006)
The Exchange’s U.S. federal statutory income tax rate applicable to ordinary income was 21% and 34% for the nine months ended September 30, 2018 and 2017, respectively. The income tax provision differs from that computed by applying federal statutory rates to income before income taxes for the nine months ended September 30, 2018 and 2017 is summarized as follows:

	2018	2017
Expected tax provision at federal statutory rate	$42,229	$(32,526)
Permanent and other differences	(40,016)	(85,723)
Deferred adjustments	5,248	(51,757)
Net income tax provision	$7,461	$(170,006)
Deferred taxes are provided for the temporary differences between financial reporting purposes and the income tax purposes of the Exchange’s assets and liabilities. At September 30, 2018 and 2017, the components of the Exchange’s net deferred income taxes consisted of the following:

	2018	2017
Deferred tax assets:
Discount of unearned premiums	$288,058	$462,878
Discount of advance premiums	4,967	6,138
Discount of losses and loss adjustment expenses	502,012	733,037
Total deferred tax assets	795,037	1,202,053
Deferred tax liabilities:
Deferred acquisition costs	460,075	712,335
Tax Act transitional adjustment	85,525	—
Unrealized gain on investments	101,095	412,044
Total deferred tax liabilities	646,695	1,124,379
Net deferred tax asset	$148,342	$77,674

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. At September 30, 2018 and 2017, management determined that it is more likely than not that all of the deferred tax assets will be realized by the Exchange in future years. Accordingly, the Exchange did not record a valuation allowance against its deferred tax assets at September 30, 2018 and 2017.
At September 30, 2018 and 2017, there were no unused operating loss carryforwards available to offset future taxable income.
The Exchange has applied the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes , for the nine months ended September 30, 2018 and 2017. ASC 740 prescribes a recognition threshold and measurement attribute with respect to uncertainty in income tax positions. In applying ASC 740, the Exchange has evaluated its various tax positions taken during the nine months ended September 30, 2018 and 2017. The Exchange has determined that based solely on the technical merits, each tax position on a current and deferred basis has a more-likely-than-not probability that the tax position will be sustained by taxing authorities. The Exchange is not presently under audit by any taxing authority and there are no other uncertainties and events that are reasonably possible in the next year that would cause a significant change in the amounts of unrecognized tax benefits.
The Exchange did not recognize any interest and penalties in the accompanying statements of operations and comprehensive (loss) income for the nine months ended September 30, 2018 and 2017. The Exchange remains subject to examination by the Internal Revenue Service for tax years 2015 through 2017.
On December 22, 2017, TCJA was signed into law. Most of the provisions of this bill affect corporate taxes paid in 2018 and beyond including reducing the top corporate tax rate from 34% to 21%. However, based upon accounting principles generally accepted in the United States of America, deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, the Exchange has measured its deferred income taxes at September 30, 2018 and December 31, 2017 using a tax rate of 21%.
Additionally, as part of the enactment of TCJA, property and casualty insurance companies are required to use Internal Revenue Service (“IRS”) prescribed factors to determine the loss discount. From the date of the passage of the new law, the IRS uses a corporate bond yield curve to determine the discount factors and property and casualty insurance companies are no longer allowed to use their own historical payment patterns to determine their discount factors. Transition rules require that property and casualty insurance companies recalculate the 2017 reserve discount as if the 2018 tax reform rules had been in effect at the time, compare it to the actual 2017 reserve discount, and amortize the difference into taxable income over eight years beginning in 2018. As a result of this comparison, the Exchange recorded as a component of net deferred tax asset a resulting difference amount of $105,261 at December 31, 2017, the gross amount of $501,242 is being amortized into taxable income beginning on January 1, 2018. For the nine months ended September 30, 2018, amortization of the transitional adjustment amount was $46,991, with a related tax effect of $9,868.

12.	Related Party Transactions:
SIS, as the Attorney-In-Fact for the subscribers to the Exchange, is responsible for the exchange of reciprocal insurance contracts among the subscribers and for managing the business of the Exchange as set forth in the Attorney-In-Fact Agreement. These management functions include, but are not limited to, underwriting and administrative services to the Exchange based on a percentage not to exceed 25.0% for gross written premiums, less return premiums. The Attorney-In-Fact Agreement is in effect for an indefinite term, subject only to the right of the Exchange and SIS to terminate this Agreement by mutual agreement. Management fee expense incurred by the Exchange in accordance with the Attorney-In-Fact Agreement for the nine months ended September 30, 2018 and 2017 was $2,587,312 and $2,576,847, respectively. At September 30, 2018 and 2017, the Exchange owed to SIS $75,188 and $194,940, respectively, for these services which is included in “due to affiliates” in the accompanying balance sheets.

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The Attorney-In-Fact Agreement was amended effective January 1, 2017 to increase the management fee percentage from 24.5% of gross written premiums to 25.0% of gross written premiums. Additionally, the agreement was further amended whereby the management fee charged by SIS to the Exchange is to no longer include payments to agents and other sales commissions as components of the fee. Total amount of broker commissions incurred by the Exchange during the nine months ended September 30, 2018 and 2017 was $926,413 and $962,314; such amounts are included in "other underwriting expenses" in the accompanying statement of operations and comprehensive (loss) income.
As discussed in Note 4, SIS had surplus notes with the Exchange in the total amount of $537,000. In 2009, the Exchange entered into two surplus agreements with SIS in the amounts of $30,000 and $7,000, respectively, with outstanding borrowings under the notes bearing interest at 5%, and maturing on January 31, 2018. On May 2, 2012, the Exchange entered into a surplus note agreement with SIS in the amount of $500,000, with outstanding borrowings bearing interest at 8%, and maturing on April 1, 2035. All of the surplus notes had been issued in exchange for cash from the original note holders and the notes were carried at face value. The notes were subordinated to all policyholders and general creditor obligations of the Exchange, and all payments of interest and principal were subject to prior approval of the Commonwealth of Pennsylvania Insurance Department (the "Department"). The Exchange received permission from the Department to pay the balance of the surplus notes of $537,000 and the related accrued interest of $10,463 in January 2017. No interest expense was incurred by the Exchange related to these notes during the nine months ended September 30, 2017.
On June 1, 2018, SIS adopted a Plan of Conversion (the "Plan”) to convert the Exchange from a reciprocal inter-insurance exchange to a stock form of ownership pursuant to the Pennsylvania Medical Professional Liability Reciprocal Exchange-to-Stock Conversion Act. Under the Plan, the Exchange would merge with Professional Casualty Association (the "Association") and Physicians' Insurance Program Exchange ("PIPE"), Pennsylvania reciprocal inter-insurance exchanges, and would become a wholly-owned subsidiary of Positive Physicians Holdings, Inc., a newly formed Pennsylvania business corporation (“Holdings”). As part of the Plan, as amended on September 17, 2018, Holdings will offer and sell its common stock to subscribers of the Exchange, the Association, and PIPE and to other interested investors. Other than eligible stockholders of Diversus, it is not expected that Diversus would be a direct or indirect purchaser of common stock in the offering. The Plan is subject to the approval of the Pennsylvania Insurance Commissioner. In connection with the proposed plans, the Exchange incurred conversion costs of $189,233 at September 30, 2018. At September 30, 2018, the Exchange had a payable of $19,363 to Diversus related to these conversion costs; such amounts are included “due to affiliates” in the accompanying balance sheet.
The Exchange has an agreement with Gateway Risk Services, Inc. (“Gateway’"), a company affiliated with SIS, whereby Gateway provides the Exchange with specialty services for claims administration. Gateway manages the claims process on behalf of the Exchange. The Exchange incurred and paid fees related to services provided by Gateway totaling $101,250 and $101,250 for the nine months ended September 30, 2018 and 2017, respectively. There was no amount due to Gateway at September 30, 2018 and 2017.
In April 2017, the Exchange and Andrews Outsource Solutions, LLC ("AOS"), a company affiliated with SIS, entered into an agreement, with the Form D filing approved by the Department on April 6, 2017, whereby AOS is to provide litigation management services and legal and paralegal support services to the Exchange. During the nine months ended September 30, 2018 and 2017, the Exchange incurred litigation management services of $401,400 and $298,700, respectively, related to this agreement. There was no amount due to AOS at September 30, 2018 and 2017.
During the nine months ended September 30, 2018 and 2017, Diversus, the parent company of SIS, Gateway, and AOS, and Diversus Management, Inc. (“DMI”), a wholly-owned subsidiary of Diversus, paid for certain expenses on behalf of the Exchange. Additionally, DMI makes cash disbursements on behalf of each attorney-in-fact subsidiary of Diversus and invoices the respective attorney-in-fact for these transactions. At September 30, 2018 and 2017 the total amounts due to Diversus/DMI was $1,413 and $0, respectively, and are included in “due to affiliates” in the accompanying balance sheets.
During the nine months ended September 30, 2018, the Exchange advanced funds to the Association and PIPE to cover certain operating costs. At September 30, 2018, the total amount due from the Association and PIPE was

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

$1,667; such amount is included in “due to affiliates” in the accompanying balance sheet. There were no similar advances made by the Exchange to the Association and PIPE at September 30, 2017.
As discussed in Note 7, on January 1, 2018 the Exchange entered into a reinsurance contract with JLT. JLT and SIS co-brokered the contract. JLT is to be compensated by the reinsurer through commissions, and JLT, in turn, will pay a portion of the commissions to SIS. During the nine months ended September 30, 2018, there was no commission expense incurred by the Exchange related to this agreement with SIS.

13.	Management Agreement:
The Exchange has an agreement with Strategic Risk Solutions (VT), Inc. (“SRS”), an unrelated company, whereby SRS provides the Exchange with accounting, administrative, and regulatory services. The Exchange incurred fees related to services provided by SRS totaling $78,000 and $74,540, respectively, for the nine months ended September 30, 2018 and 2017. At September 30, 2018 and 2017, there was no amount due to SRS.

14.	Assessments:
The Exchange is aware of various insurance entities’ insolvencies that produced business in the Commonwealth of Pennsylvania. The Exchange has received assessments for its pro-rata share of the cost of such insolvencies from the Pennsylvania Property and Casualty Insurance Guaranty Fund. Statutory accounting principles require the Exchange to provide a liability for the full cost of such insolvencies up to the maximum annual assessment limit (2.0%).
Based upon the available information, the Exchange has provided a gross liability of $114,045 and $155,389 at September 30, 2018 and 2017. The Exchange has not recorded applicable premium tax credits at September 30, 2018 and 2017 related to guaranty assessments. Total guaranty fund expense, net of prior years’ refunds and premium tax credits, for the nine months ended September 30, 2018 and 2017 was $21,180 and $22,062, respectively.
MCARE is a special fund established by the Commonwealth of Pennsylvania to ensure reasonable compensation for persons injured due to medical negligence. Healthcare providers who render 50% or more of his or her healthcare business or practice within Pennsylvania are required to obtain statutory excess professional liability coverage with MCARE by paying a certain percentage (assessment) of the prevailing primary premium charged by the Pennsylvania Professional Liability Joint Underwriting Association to MCARE. The Exchange assesses its policyholders as required by MCARE in addition to collecting the premium assessed. The assessments collected from policyholders are included in “Deposits and amounts held for others” in the accompanying balance sheets, and no income is recognized by the Exchange. At September 30, 2018 and 2017, the Exchange had liabilities of $93,701 and $85,910, respectively, for amounts collected on behalf of MCARE.
The New Jersey Property-Liability Insurance Guaranty Association (“NJPIGA”) was created by the State of New Jersey to provide a safety net for policyholders and claimants of insolvent property-casualty insurance companies. The Exchange assesses its policyholders as required by NJPIGA in addition to collecting the premium assessed. The assessments collected from policyholders are included in “Deposits and amounts held for others” in the accompanying balance sheets, and no income is recognized by the Exchange. At September 30, 2018 and 2017, the Exchange had liabilities of $26,481 and $25,372, respectively, for amounts collected on behalf NJPIGA.

15.	Statutory Information:
Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements under GAAP. Prescribed statutory accounting practices (“SAP”) include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (“NAIC”). The statutory financial statements of the Exchange are prepared in accordance with accounting practices prescribed and permitted by the Department.
Financial statements prepared under SAP focus on solvency of the insurer and generally provide a more conservative approach than under GAAP. These accounting practices differ significantly in the following respects from GAAP: (1) assets must be included in the statutory balance sheet at “admitted asset value,” whereas GAAP requires historical cost or, in certain instances, fair value; (2) “non-admitted assets” must be excluded through a charge to surplus, while on a GAAP basis “non-admitted assets” are included in the balance sheet net of any allowance valuation; (3)

POSITIVE PHYSICIANS INSURANCE EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

acquisition costs, such as commissions, management fees, premium taxes and other items, have been charged to operations when incurred, whereas GAAP allows capitalization of these expenses and amortized over the term of the policies; (4) the carrying value of bonds are based on NAIC ratings whereas GAAP requires bonds to be valued based on whether management intends to hold the bonds to maturity; (5) changes in deferred income taxes are reported directly to surplus, whereas changes to deferred income taxes are reflected in the statement of income for GAAP; (6) deferred tax assets, net of any valuation allowance, are limited to those temporary deductible differences which are expected to reverse within three years, whereas under GAAP, no such limitation exists; and (7) ceded reinsurance amounts (unearned premiums and estimated loss recoverables) are shown net of the related liability, whereas presented on a gross basis and reflected as an asset for GAAP.
Statutory net income (loss) and surplus and other funds of the Exchange as determined in accordance with SAP prescribed or permitted by the Department for the nine months ended September 30, 2018 and 2017 are as follows:

	2018	2017
Statutory net income (loss)	$310,557	$(254,076)
Surplus and other funds	17,276,244	16,935,891
In accordance with Pennsylvania law, the Exchange is required to maintain minimum subscribers’ surplus of $1,125,000. During the nine months ended September 30, 2018 and 2017, no dividends were declared or paid by the Exchange.
The Exchange is subject to minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances and various levels of risk activity. Regulatory compliance is determined by a ratio of the Exchange’s total adjusted capital, as defined by the NAIC, to its authorized control level RBC. At September 30, 2018 and 2017, the Exchange’s RBC exceeded minimum RBC requirements.

16.	Subsequent Events:
Subsequent events have been evaluated through November __, 2018, which is the date the financial statements were available to be issued.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

PROFESSIONAL CASUALTY ASSOCIATION
---------------
FINANCIAL STATEMENTS
(with report of independent auditors)
YEARS ENDED DECEMBER 31, 2017 AND 2016

INDEPENDENT AUDITORS’ REPORT
Board of Directors
Professional Casualty Association

We have audited the accompanying financial statements of Professional Casualty Association (the “Association”), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Physicians Insurance Program Exchange as of December 31, 2017 and 2016 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
April 27, 2018

PROFESSIONAL CASUALTY ASSOCIATION
---------------
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Cash and cash equivalents	$4,250,022	$5,797,935
Investments in available-for-sale securities, at fair value:
Bonds (Amortized cost of $25,795,186 and $30,924,351)	25,714,469	30,843,401
Common stocks (Cost of $2,758,755 and $2,304,849)	3,240,787	2,394,169
Accrued investment income	139,058	136,384
Premiums receivable	1,447,712	780,933
Reinsurance recoverable	2,312,019	2,465,280
Unearned ceded premiums	549,304	603,847
Deferred acquisition costs	1,189,364	1,218,724
Income taxes recoverable	353,968	382,313
Deferred income taxes	102,362	416,896
Due from affiliate	—	258,143
Other assets	260,684	89,092
TOTAL ASSETS	$39,559,749	$45,387,117
LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Losses and loss adjustment expenses	$18,584,712	$23,001,791
Unearned premiums	5,494,355	6,706,108
Advance premiums	722,995	664,395
Deposits and amounts held for others	250,000	223,089
Accounts payable and accrued expenses	374,969	897,563
Subordinated notes payable to related parties	—	500,000
Due to affiliates	278,370	110,389
TOTAL LIABILITIES	25,705,401	32,103,335
MEMBERS’ EQUITY	13,854,348	13,283,782
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$39,559,749	$45,387,117

See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2017 AND 2018

	2017	2016
REVENUES:
Net premium earned	$7,480,452	$13,309,693
TOTAL REVENUES	7,480,452	13,309,693
EXPENSES:
Losses and loss adjustment expenses, net	4,012,280	6,549,536
Other underwriting expenses	3,375,267	5,457,451
TOTAL EXPENSES	7,387,547	12,006,987
NET INVESTMENT INCOME	584,026	623,028
INCOME FROM OPERATIONS	676,931	1,925,734
INTEREST EXPENSE	31,250	—
INCOME BEFORE PROVISION FOR INCOME TAXES	645,681	1,925,734
PROVISION FOR INCOME TAXES	209,278	670,579
NET INCOME	436,403	1,255,155
OTHER COMPREHENSIVE INCOME:
Unrealized holding gains on available-for-sale securities, net of income tax expense of $133,601 and $83,673	272,576	152,261
Reclassification adjustments for net realized (gain) loss included in net income	(13,233)	10,163
TOTAL OTHER COMPREHENSIVE INCOME	259,343	162,424
COMPREHENSIVE INCOME	$695,746	$1,417,579

See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
STATEMENTS OF MEMBERS’ EQUITY
YEARS ENDED DECEMBER 31, 2017 AND 2016

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Costs of Issuance	Total Members’ Equity
Balance, January 1, 2016	$13,682,234	$(156,900)	$(1,025,772)	$12,499,562
Net income	1,255,155	—	—	1,255,155
Other comprehensive income	—	162,424	—	162,424
Costs of issuance	—	—	(633,359)	(633,359)
Balance, December 31, 2016	14,937,389	5,524	(1,659,131)	13,283,782
Net income	436,403	—	—	436,403
Other comprehensive income	—	259,343	—	259,343
Reclassification of tax effects from accumulated other comprehensive income related to passage of TCJA	(52,171)	52,171	—	—
Costs of issuance	—	—	(125,180)	(125,180)
Balance, December 31, 2017	$15,321,621	$317,038	$(1,784,311)	$13,854,348

See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$436,403	$1,255,155
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income taxes	180,933	136,567
Net realized (gain) loss on sales of investments	(13,233)	10,163
Amortization of bond premiums	87,129	123,177
Amortization of deferred acquisition costs	2,612,459	4,926,114
Changes in operating assets and liabilities:
Accrued investment income	(2,674)	73,627
Premiums receivable	(666,779)	(32,515)
Reinsurance recoverable	153,261	(281,676)
Mcare assessment receivable	—	97,020
Income taxes recoverable	28,345	(382,313)
Unearned ceded premiums	54,543	281,413
Deferred acquisition costs	(2,583,099)	(4,096,924)
Due from affiliate	154,551	—
Other assets	(87,982)	(89,092)
Liability for losses and loss adjustment expenses	(4,417,079)	(4,550,648)
Unearned premiums	(1,211,753)	(3,767,756)
Advance premiums	58,600	87,423
Deposits and amounts held for others	26,911	(36,044)
Reinsurance payable	—	(533,584)
Income taxes payable	—	(98,879)
Accounts payable and accrued expenses	(522,594)	346,496
Due to affiliates	175,407	(307,081)
NET CASH USED IN OPERATING ACTIVITIES	(5,536,651)	(6,839,357)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments:
Proceeds from sales and maturities	16,725,323	17,352,897
Purchases	(12,123,961)	(6,791,752)
Other assets	(83,610)	—
Repayments from (advances to) affiliate	103,592	(258,143)
NET CASH PROVIDED BY INVESTING ACTIVITIES	4,621,344	10,303,002
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of subordinated notes payable	(500,000)	—
Advances from affiliate	(7,426)	—
Costs of issuance	(125,180)	(633,359)
NET CASH USED IN FINANCING ACTIVITIES	(632,606)	(633,359)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(1,547,913)	$2,830,286
CASH AND CASH EQUIVALENTS, beginning of year	5,797,935	2,967,649
CASH AND CASH EQUIVALENTS, end of year	$4,250,022	$5,797,935
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid for the year	$31,250	$—
Income taxes paid for the year	$—	$1,051,324

See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	Organization and Operations:
Professional Casualty Association (“Association”) is an unincorporated, subscriber-owned exchange organized on April 16, 2003. The Association received its Certificate of Authority on June 26, 2003 and is licensed by the Commonwealth of Pennsylvania Insurance Department (“Department”) as a reciprocal insurance exchange. Additionally, the Association was licensed as an admitted carrier on November 2, 2015 by the Michigan Department of Insurance and Financial Services. The Association’s primary business is to provide medical professional liability insurance consisting of claims-made, tail occurrence, and occurrence policies to its subscribers. The members of the Association consist exclusively of the Association’s subscribers. Underwriting is based on the applicants’ specialty, location, and claims history.
The Association is managed by Professional Third Party, LP (“PTP”) pursuant to the terms of an Attorney-In-Fact Agreement between the Association and PTP, effective April 16, 2003. Pursuant to the terms of the agreement, PTP provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Association and pays certain expenses on behalf of the Association in exchange for 25% of the gross written premium.
PTP has the power to direct the activities of the Association that most significantly impact the Association economic performance by acting as the common attorney-in-fact and decision maker for the subscribers at the Association. PTP is a wholly-owned subsidiary of Diversus, Inc. (“Diversus”), a Delaware domiciled holding company, effective as of June 4, 2014.

2.	Summary of Significant Accounting Policies and Principles:
Basis of Presentation
The Association prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Actual results could differ from these estimates and such differences could be material. The Association’s principal estimates include the liability for losses and loss adjustment expenses, deferred acquisition costs, other-than-temporary impairments of investments, and valuation of deferred tax assets.
Cash and Cash Equivalents
The Association considers cash and cash equivalents to be cash on hand and depository bank accounts with original maturities of three months or less, are readily convertible to known amounts of cash, and present insignificant risk of changes in value due to changing interest rates.
Investments
Investments in fixed maturity and equity securities are classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are recorded directly to accumulated other comprehensive income. Realized gains and losses on sales of available-for-sale securities are recognized into income based upon the specific identification method. Interest and dividends are recognized as earned.
The Association considers short-term investments to be short-term, highly liquid investments that are less than one year in term to the dates of maturities at the purchase dates that they present insignificant risk of changes in value due to changing interest rates.
The Association regularly evaluates all of its investments based on current economic conditions, credit loss experience, and other specific developments. If there is a decline in a securities’ net realizable value that is other than temporary, it is considered as a realized loss and the cost basis in the security is reduced to its estimated fair value.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Other-than-temporary-impairments (OTTI) of debt securities are separated into credit and noncredit-related amounts when there are credit-related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors is recorded in other comprehensive income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the “credit loss.”
Deferred Acquisition Costs
Deferred acquisition costs consist of costs that vary with and are directly related to the successful acquisition of new and renewal insurance contracts. These costs primarily consist of sales commissions, premium taxes, and management fees, are deferred, and amortized as premiums are earned over the applicable policy term.
Liability for Losses and Loss Adjustment Expenses
Liability for losses and loss adjustment expenses include an amount determined from individual case estimates and loss reports and an amount, based on prior experience, actuarial assumptions and management judgments for losses incurred but not reported. Such liabilities are necessarily based on assumptions and estimates and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates for establishing the resulting liabilities are continually reviewed. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based upon the assumption that past developments are an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends, and other relevant factors. The uncertainties involved with the reserving process include internal factors, such as changes in claims handling procedure, as well external factors, such as economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final loss settlements may vary from the present estimates, particularly when those payments may not occur until well into the future. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.
The Association offers extended reporting coverage at no additional charge in the event of disability, death or retirement after a policyholder reaches the age of 55 and has been an Association policyholder for least five years. An extended reporting endorsement policy reserve is required to assure that premiums are not earned prematurely. The Association has this reserve actuarially determined with the balance included in unearned premiums. The extended reporting endorsement policy reserve amounted to $2,263,158 and $3,154,073 at December 31, 2017 and 2016 respectively.
Premium Deficiency Reserves
Premium deficiency reserves and the related expenses are recognized when it is probable that expected future benefit payments, loss adjustment expenses, direct administration costs, and an allocation of indirect administration costs under a group of existing contracts will exceed anticipated future premiums and reinsurance recoveries considered over the remaining lives of the contracts, and are recorded as “losses and loss adjustment expenses” in the accompanying balance sheets. The Association has not recorded any premium deficiency reserves as of December 31, 2017 or 2016. The analysis of premium deficiency reserves was completed as of December 31, 2017.  The Association did not consider anticipated investment income when calculating the premium deficiency reserves.
Reinsurance
The Association cedes reinsurance risk to other insurance companies. This arrangement allows the Association to minimize the net loss potential arising from large risks. Reinsurance contracts do not relieve the Association of its obligation to its subscribers. Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The reinsurance contracts provides for return premium based on the actual loss experience of the written and reinsured

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

business. The Association estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance contract.
Conversion Costs
The Association incurred direct consulting and other costs related to the conversion from a reciprocal insurance exchange to a stock form of ownership as further discussed in Note 10. Such costs are included as a component of members’ equity in the accompanying balance sheets. Upon completion of the conversion, such costs are to be charged against the gross proceeds of the offering.
Revenue Recognition
Premiums of the Association are earned on a daily pro rata basis over the terms of the insurance policies. Unearned premium reserves are established to cover the unexpired portion of the policies in force less amounts ceded to reinsurers. For consideration received for policies with effective dates subsequent to the reporting period, the Association records an advanced premium liability in lieu of written premium.
Comprehensive Income
Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments and unrealized losses related to factors other than credit on fixed income securities are reported as a separate component in the equity section in the accompanying balance sheets. Such items, along with net income, are components of comprehensive income, and are reflected in the accompanying statements of operations and comprehensive income.
Reclassifications of realized gains and losses on sales of investments out of accumulated other comprehensive income (loss) are recorded in investment income in the accompanying statements of operations and comprehensive income.
Income Taxes
The Association accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Association’s financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Association records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Association considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.
The Association recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statements of operations and comprehensive income. Accrued interest and penalties are included within the related tax liability line in the accompanying balance sheets.
Recently Adopted Accounting Pronouncements
The Association adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU” or “Update”) 2015-09, Disclosures about Short-Duration Contracts , addressing enhanced disclosure requirements for insurers relating to short-duration insurance contract claims and the unpaid claims liability roll-forward for long and short-duration contracts. The disclosures are intended to provide users of financial statements with more transparent information about an insurance entity’s initial claim estimates and subsequent adjustments to those estimates, the methodologies and judgments used to estimate claims, and the timing, frequency, and severity of claims. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
The Association elected to early adopt the provisions of ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update allow a reclassification from

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

accumulated other comprehensive income to members’ equity for stranded tax effects resulting from passage of the Tax Cuts and Jobs Act (“TCJA”). In connection with the adoption of ASU 2018-02, the Association has adopted the policy option available under ASU 2018-02 of reclassifying the income tax effects related to change in tax rates from accumulated other comprehensive income to members’ equity during the year ended December 31, 2017. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
Recently Issued Accounting Pronouncements
New accounting rules and disclosure requirements can impact the results and the comparability of the Association’s financial statements. The following recently issued accounting pronouncements are relevant to the Association’s financial statements:
Accounting Standards Update (“ASU”) 2016-18: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Subtopic 230) Restricted Cash. The amendments in this Update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2018. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities . The amendments in this Update require among other things that equity investments to be measured at fair value with changes in fair value recognized in net income, simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, require an entity to present separately in other comprehensive income the portion of the total change in the fair value of the liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The ASU is effective for annual periods beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a material impact on the financial statements.
ASU 2015-17: In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The ASU is effective prospectively for annual periods beginning after December 15, 2017. The adoption of ASU 2015-17 is not expected to have a material impact on the financial statements.

3.	Concentrations of Credit Risk:
Financial instruments which potentially expose the Association to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, non-U.S. government bonds, premium balances receivable, and balances recoverable from reinsurers. Non-U.S. government bonds are diversified and no one investment accounts for a significant portion of the Association’s invested assets. The Association maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Association has not experienced any losses from bank accounts.
Insureds consist of healthcare providers in which no one insured accounted over 20% of premiums receivable at December 31, 2017 and 2016. At December 31, 2017 and 2016, the Association had reinsurance balances recoverable of $2,312,019 and $2,465,280, respectively. At December 31, 2017 and 2016, there were no reinsurance payables to the reinsurers for unpaid losses and loss adjustment expenses, contingent commissions receivable, and unearned premiums due to five reinsurers, one of which is an authorized reinsurer domiciled outside of the United States of

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

America. The authorized, domestic reinsurers have A.M. Best ratings of A or better.
The Association is licensed to sell medical malpractice insurance in the Commonwealth of Pennsylvania and the State of Michigan and, therefore, the Association’s written premium is concentrated in those two states. In addition, the Association insured hospitals and all physicians employed by these hospitals. These hospitals are owned and operated by a large national publicly traded hospital group and policies written for this customer represented approximately 19% of the Association’s gross written premium for the year ended December 31, 2016. The customer determined not to renew their policies in August 2016 and in January 2017 in the amounts of $3,394,516 and $1,774,294, respectively. There were no amounts due from this customer at December 31, 2017 and 2016.

4.	Variable Interest Entity:
The Association is a reciprocal insurance exchange domiciled in Pennsylvania, for which PTP serves as attorney-in-fact. PTP holds a variable interest in the Association due to the absence of decision-making capabilities by the equity owners (subscribers/policyholders) of the Association and due to the significance of the management fee the Association pays to PTP as its decision maker. As a result, PTP is deemed to have a controlling financial interest in the Association and is considered to be its primary beneficiary.
All medical professional liability insurance is owned by the Association, and PTP functions solely as the management entity.
PTP has not provided financial or other support to the Association for any of the reporting periods presented. At December 31, 2017 and 2016, there are no explicit or implicit arrangements that would require PTP to provide future financial support to the Association.

5.	Investments:
The Association’s available-for-sale securities are stated at fair value, which is the price that would be received to sell the asset in an orderly transaction between willing market participants as of the measurement date.
The Association uses various valuation techniques and assumptions when estimating fair value, which are in accordance with accounting principles for fair value measurement of assets and liabilities that are recognized or disclosed in the financial statements on a recurring basis. These principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 - Quoted (unadjusted) prices for identical assets in active markets.
Level 2 - Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in nonactive markets (few transactions, limited information, noncurrent prices, high variability over time, etc.);

•	Inputs other than quoted prices that are observable for the asset (interest rates, yield curves, volatilities, default rates, etc.);

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.
The estimated fair values of bonds and common stocks are based on quoted market prices where available. The Association obtains one price for each security primarily from a third-party pricing service (“pricing service”), which generally uses quoted prices or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates, and prepayment speeds. As the Association is responsible for the determination of fair value, it performs analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value.
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. The Association’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Amortized cost/cost, gross unrealized gains, gross unrealized losses, and fair value of investments by major security type at December 31, 2017 and 2016 are as follows:

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
U.S. government	$6,693,770	$560	$67,765	$6,626,565
Subdivisions of states, territories, and possessions	915,000	—	1,912	913,088
Industrial and miscellaneous	18,186,417	78,498	90,099	18,174,816
Total bonds	25,795,187	79,058	159,776	25,714,469
Common stocks	2,758,755	491,752	9,720	3,240,787
	$28,553,942	$570,810	$169,496	$28,955,256

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
U.S. government	$13,349,110	$10,307	$66,770	$13,292,647
States, territories, and possessions	1,520,000	128	2,756	1,517,372
Industrial and miscellaneous	16,055,241	50,711	72,570	16,033,382
Total bonds	30,924,351	61,146	142,096	30,843,401
Common stocks	2,304,849	154,361	65,041	2,394,169
	$33,229,200	$215,507	$207,137	$33,237,570
At December 31, 2017, maturities of investments in bond securities are as follows:

	Amortized Cost/Cost	Fair Value
Due in less than one year	$5,250,471	$5,244,865
Due after one year to five years	10,643,617	10,552,132
Due after five years to ten years	9,901,099	9,917,472
	$25,795,187	$25,714,469

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Realized gains and losses are determined using the specific identification method. During the years ended December 31, 2017 and 2016, proceeds from maturity and sales and gross realized gains and losses on securities are:

	2017	2016
Proceeds	$16,725,323	$17,352,897
Gross gains	46,147	30,935
Gross losses	32,914	41,098
The components of net investment income are as follows:

	2017	2016
Bonds	$578,219	$644,914
Cash and short-term investments	19,529	9,892
Common stocks	81,298	59,171
Net gain (loss) on sales of investments	13,233	(10,163)
	692,279	703,814
Less investment expenses	108,253	80,776
Net investment income	$584,026	$623,038

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table shows gross unrealized losses and fair value of the Association’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2017:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$2,508,225	$4,733
Industrial and miscellaneous	3,212,135	32,051
Common stocks	186,528	5,446
	$5,906,888	$42,230

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$3,893,144	$63,032
Subdivisions of states, territories, and possessions	913,088	1,912
Industrial and miscellaneous	7,514,041	58,048
Common stocks	214,313	4,274
	$12,534,586	$127,266

	Totals
	Fair Value	Unrealized Losses
U.S. government	$6,401,369	$67,765
Subdivisions of states, territories, and possessions	913,088	1,912
Industrial and miscellaneous	10,726,176	90,099
Common stocks	400,841	9,720
	$18,441,474	$169,496

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table shows gross unrealized losses and fair value of the Association’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2016:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$4,917,355	$57,830
Subdivisions of states, territories, and possessions	1,427,243	2,756
Industrial and miscellaneous	4,034,492	51,832
Common stocks	461,879	26,057
	$10,840,969	$138,475

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$3,010,130	$8,940
Industrial and miscellaneous	2,011,194	20,738
Common stocks	376,054	38,984
	$5,397,378	$68,662

	Totals
	Fair Value	Unrealized Losses
U.S. government	$7,927,485	$66,770
Subdivision of states, territories, & possessions	1,427,243	2,756
Industrial and miscellaneous	6,045,686	72,570
Common stocks	837,933	65,041
	$16,238,347	$207,137
The unrealized losses on investments in U.S. government and agency securities, state securities, and corporate debt securities at December 31, 2017 and 2016 were primarily caused by general economic conditions and not by unfavorable changes in credit ratings associated with these securities. The Association evaluates impairment at each reporting period for each of the securities where the fair value of the investment is less than its carrying value. The contractual cash flows of the U.S. government and agency obligations are guaranteed either by the U.S. government or an agency of the U.S. government. It is expected that the securities would not be settled at a price less than the carrying value of the investment, and the Association does not intend to sell the investment until the unrealized loss is fully recovered. The Association evaluated the credit ratings of the state and agency obligations and corporate obligations, noting whether a significant deterioration since purchase or other factors that may indicate an other-than-temporary-impairment such as the length of time and extent to which fair value has been less than cost, the financial condition, and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Association’s intent to sell the investment. Management of the Association determined that there were no investments which were other-than-temporarily-impaired as of and for the years ended December 31, 2017 and 2016.

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The table below presents the level within the fair value hierarchy generally utilized by the Association to estimate the fair value of assets disclosed on a recurring basis at December 31, 2017:

	Total	Level 1	Level 2	Level 3
U.S. government	$6,626,565	$—	$6,626,565	$—
Subdivisions of states, territories, and possessions	913,088	—	913,088	—
Industrial and miscellaneous	18,174,816	—	18,174,816	—
Total bonds	25,714,469	—	25,714,469	—
Common stocks	3,240,787	3,240,787	—	—
	$28,955,256	$3,240,787	$25,714,469	$—
The table below presents the level within the fair value hierarchy generally utilized by the Association to estimate the fair value of assets disclosed on a recurring basis at December 31, 2016:

	Total	Level 1	Level 2	Level 3
U.S. government	$13,292,647	$—	$13,292,647	$—
Subdivisions of states, territories, and possessions	1,517,372	—	1,517,372	—
Industrial and miscellaneous	16,033,382	—	16,033,382	—
Total bonds	30,843,401	—	30,843,401	—
Common stocks	2,394,169	2,394,169	—	—
	$33,237,570	$2,394,169	$30,843,401	$—

6.	Deferred Acquisition Costs:
The following table summarizes the components of deferred acquisition costs for the years ended December 31, 2017 and 2016:

	2017	2016
Balance, beginning of year	$1,218,724	$2,047,914
Amount capitalized during the year	2,583,099	4,096,924
Amount amortized during the year	2,612,459	4,926,114
Balance, end of year	$1,189,364	$1,218,724

7.	Reinsurance:
In the ordinary course of business, the Association seeks to limit its exposure to loss on individual claims by entering into reinsurance contracts with other insurance companies. Insurance is ceded by the Association on excess of loss basis with the Association’s retention of $250,000 for policy year 2007 and $300,000 per occurrence for claims related to policy years 2008 through 2015.
Effective January 1, 2016, the Association and the Physicians’ Insurance Program Exchange (“Exchange”), a Pennsylvania reciprocal inter-insurance exchange, entered into an annual consolidated reinsurance contract with Guy Carpenter & Co, LLC. Under the terms of the agreement, reinsurance is ceded by the Association and the Exchange. For Medical Care Availability and Reduction of Error Fund (“MCARE”) eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $500,000 in excess of $500,000 per claim. Stand-alone Clinics, Health Care Organizations and Dental Professional Liability insureds, not covered by MCARE, are reinsured at limits of $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contract had a two-year term and was terminated on December 31, 2017.
The effect of reinsurance on premiums written, amounts earned, and losses and loss adjustment expenses incurred for the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Premiums written:
Direct	$7,683,787	$11,940,718
Ceded	1,360,550	2,098,628
Premiums written, net of reinsurance	$6,323,237	$9,842,090
Premiums earned:
Direct	$8,895,545	$15,689,734
Ceded	1,415,093	2,380,041
Premiums earned, net of reinsurance	$7,480,452	$13,309,693
Loss and loss adjustment expenses incurred:
Direct	$4,702,804	$8,253,714
Ceded	690,524	1,704,178
Loss and loss adjustment expenses incurred, net of reinsurance	$4,012,280	$6,549,536

8.	Loss and Loss Adjustment Expenses:
Activity in the liability for losses and loss adjustment expenses for the years ended December 31, 2017 and 2016 is summarized as follows:

	2017	2016
Loss and loss adjustment expenses, beginning of year – gross	$23,001,791	$27,552,439
Less: Reinsurance recoverable, beginning of year	2,465,280	2,183,604
Add: Recoverable on claims paid	740,158	306,000
Loss and loss adjustment expenses, beginning of year – net	21,276,669	25,674,835
Incurred related to:
Current year	4,435,280	7,768,536
Prior years	(423,000)	(1,219,000)
Total incurred	4,012,280	6,549,536
Paid related to:
Current year	310,857	605,040
Prior years	7,861,111	10,342,662
Total paid	8,171,968	10,947,702
Loss and loss adjustment expenses, end of year – net	17,116,981	21,276,669
Add: Reinsurance recoverable, end of year	2,312,019	2,465,280
Less: Recoverable on claims paid – end of year	844,288	740,158
Loss and loss adjustment expenses, end of year – gross	$18,584,712	$23,001,791
The liability for losses and loss adjustment expenses at December 31, 2017 and 2016 were $18,584,712 and $23,001,791, respectively. At December 31, 2017 and 2016, $7,861,111 and $10,342,662, respectively, has been paid for incurred claims attributable to insured events of prior years. Original estimates are increased or decreased as

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

additional information becomes known regarding individual claims. The favorable development of $1,219,000 during the year ended December 31, 2016 was primarily related to the favorable development related to the reduction in the ultimate loss reserves on claims-made policies for the 2013 and 2015 years. The favorable development of $423,000 during the year ended December 31, 2017 was primarily related to re-estimation of unpaid losses and loss adjustment expenses on all claims-made policy years.
Incurred and Paid Loss Development Information - Unaudited
The following information about incurred and paid loss development at December 31, 2017, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities, plus expected development on report claims included within the net incurred claims amounts.
The information about incurred and paid claims development for the years ended December 31, 2008 to December 31, 2016, is presented as supplementary information and is unaudited.

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)										As of December 31, 2017
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total of Incurred-But-Not-Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
2008	$14,470	$10,342	$10,126	$8,943	$9,012	$8,654	$8,746	$8,912	$9,192	$9,121	62	108
2009		13,591	11,440	10,624	9,767	9,791	9,712	10,438	11,064	11,196	18	100
2010			8,455	6,567	6,443	5,740	4,990	4,563	4,461	5,127	13	70
2011				9,459	9,537	9,471	11,602	11,928	11,982	12,428	292	84
2012					9,877	9,364	9,553	10,064	10,146	10,420	287	98
2013						7,818	7,057	6,270	5,536	5,040	272	86
2014							7,403	5,924	5,989	5,672	487	68
2015								8,374	7,292	6,500	1,084	66
2016									7,529	7,873	2,797	71
2017										4,378	2,459	46
										$77,755

	Cumulative Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$411	$2,077	$4,999	$6,512	$7,424	$7,675	$7,925	$8,098	$9,128	$8,941
2009		408	1,605	4,028	7,214	7,956	8,282	9,507	10,240	11,057
2010			267	963	2,065	3,078	3,671	3,851	3,981	4,986
2011				398	1,132	2,802	8,926	10,356	11,098	11,795
2012					423	1,500	3,240	5,736	8,617	9,811
2013						406	1,336	2,715	4,191	4,435
2014							285	1,017	2,884	4,094
2015								381	1,802	3,197
2016									512	2,475
2017										302
										$61,093
			All outstanding liabilities before 2008, net of reinsurance							49
		Liabilities for losses and loss adjustment expenses, net of reinsurance								$16,711

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Reconciliation
The reconciliation for the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses at December 31, 2017 in the accompanying balance sheet is as follows:

2017
Net outstanding liabilities for losses and loss adjustment expenses:
Medical professional	$16,711,792
Liabilities for losses and loss adjustment expenses, net of reinsurance	16,711,792
Reinsurance recoverable on unpaid claims:
Medical professional	1,467,731
Total reinsurance recoverable on unpaid claims	1,467,731
Unallocated loss adjustment expenses	405,189
Total gross liability for losses and loss adjustment expenses	$18,584,712
Actuarial Assumptions and Methodologies
The Association uses a combination of the Actual versus Expected Method, Bornhuetter-Ferguson Method, Frequency/Severity Method, and the Loss Development Method in order to estimate its liability for losses and loss adjustment expenses. There were no significant changes in the methodologies and assumptions used to develop the liabilities for losses and loss adjustment expenses for the years ended December 31, 2017 and 2016.
Losses Duration Information
The following is supplemental information about average historical claims duration at December 31, 2017:

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
Accident Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Medical professional	5.3%	15.2%	23.4%	27.0%	12.0%	5.3%	6.7%	9.3%	9.3%	(2.1)%

9.	Income Taxes:
The components of the Association’s income tax provision for the years ended December 31, 2017 and 2016:

	2017	2016
Current provision	$28,345	$534,012
Deferred tax provision	180,933	136,567
	$209,278	$670,579
The Association’s U.S. federal statutory income tax rate applicable to ordinary income was 34% for the years ended December 31, 2017 and 2016. The income tax provision differs from that computed by applying federal statutory rate to income before income taxes for the years ended December 31, 2017 and 2016 is summarized as follows:

	2017	2016
Expected tax provision at federal statutory rate	$219,532	$654,750
Permanent and other differences	(15,438)	15,829
Deferred adjustments	(58,182)	—
Change in deferred income taxes due to change in enacted tax rates	63,366	—
Net income tax provision	$209,278	$670,579

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Deferred taxes are provided for the temporary differences between financial reporting purposes and the income tax purposes of the Association’s assets and liabilities. At December 31, 2017 and 2016, the components of the Association’s net deferred tax assets consisted of the following:

	2017	2016
Deferred tax assets:
Discount of unearned premiums	$207,692	$414,954
Discount of advanced premiums	30,365	45,180
Discount of losses and loss adjustment expenses	266,541	370,519
Guaranty fund assessment	16,757	—
Capital loss carryforward	—	3,455
Total deferred tax assets	521,355	834,108
Deferred tax liabilities:
Deferred acquisition costs	249,766	414,366
TCJA transitional adjustment	83,753	—
Other items	1,198	—
Unrealized gains on investments	84,276	2,846
Total deferred tax liabilities	418,993	417,212
Net deferred tax assets	$102,362	$416,896
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2017 and 2016, management determined that it is more likely than not that all of the deferred tax assets will be realized by the Association in future years. Accordingly, the Association did not record a valuation allowance against its deferred tax assets at December 31, 2017 and 2016.
At December 31, 2017 and 2016, there were no unused operating loss carryforwards of the Association available to offset future taxable income.
The Association has applied the provisions of Accounting Standards Codification (“ASC”) 740, Income Taxes , for the years ended December 31, 2017 and 2016. ASC 740 prescribes a recognition threshold and measurement attribute with respect to uncertainty in income tax positions. In applying ASC 740, the Association has evaluated its various tax positions taken during the years ended December 31, 2017 and 2016. The Association has determined that based solely on the technical merits, each tax position on a current and deferred basis has a more-likely-than-not probability that the tax position will be sustained by taxing authorities. The Association is not presently under audit by any taxing authority and there are no other uncertainties and events that are reasonably possible in the next year that would cause a significant change in the amounts of unrecognized tax benefits.
The Association did not recognize any interest and penalties in the accompanying statements of operations and comprehensive income for the years ended December 31, 2017 and 2016. The Association remains subject to examination by the Internal Revenue Service for tax years 2014 through 2016.
On December 22, 2017, TCJA was signed into law. Most of the provisions of this bill will not affect corporate taxes paid until 2018 and beyond including reducing the top corporate tax rate from 34% to 21%. However, based upon accounting principles generally accepted in the United States of America, deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, the Association has measured its deferred income taxes at December 31, 2017 using a tax rate of 21%. The effect on members’ equity was a decrease of $63,366, which is reported as a component of deferred income tax expense of $63,366.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Additionally, as part of the enactment of TCJA, property and casualty insurance companies are required to use Internal Revenue Service (“IRS”) prescribed factors to determine the loss discount. From the date of the passage of the new law, the IRS will use a corporate bond yield curve to determine the discount factors and property and casualty insurance companies will no longer be allowed to use their own historical payment patterns to determine their discount factors. Transition rules require that property and casualty insurance companies recalculate the 2017 reserve discount as if the 2018 tax reform rules had been in effect at the time, compare it to the actual 2017 reserve discount, and amortize the difference into taxable income over eight years beginning in 2018. As a result of this comparison, the Association recorded as a component of net deferred tax asset a resulting difference amount of $83,753, the gross amount of $398,825 which will be amortized into taxable income beginning in 2018.

10.	Related Party Transactions:
PTP, as the attorney-in-fact for the subscribers to the Association, is responsible for the exchange of reciprocal insurance contracts among the subscribers and for managing the business of the Association as set forth in the Attorney-In-Fact Agreement. Pursuant to the terms of the agreement, PTP provides salaries, and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Association and pays certain expenses on behalf of the Association in exchange for 25% of the gross written premium. The Attorney-In-Fact Agreement is in effect for an indefinite term, subject only to the right of the Association and PTP to terminate this Agreement by mutual agreement. Management fee expense incurred by the Association in accordance with the Attorney-In-Fact Agreement with PTP for the years ended December 31, 2017 and 2016 were $1,920,947 and $2,985,180, respectively. Additionally, during the years ended December 31, 2017 and 2016, the Association incurred commission expenses from services provided by PTP totaling $33,164 and $28,839, respectively. Management fee and commission expenses are included in “other underwriting expenses” in the accompanying statements of operations and comprehensive income. At December 31, 2017 and 2016, the Association owed PTP $267,045 and $72,363, respectively, for these services and is included in “due to affiliates” in the accompanying balance sheets.
At December 31, 2016, the Association had subordinated promissory notes to former owners of the Association in the total amount of $500,000, interest carried at 5%, and maturing on March 31, 2017. All of the subordinated promissory notes were issued in exchange for cash from the original note holders and the notes are carried at face value. The notes were subordinated to all policyholders and general creditor obligations of the Association, and all payments of interest and principal were subject to prior approval of the Department. During the year ended December 31, 2016, the Association did not receive approval from the Department to redeem these notes and to pay interest. During the year ended December 31, 2017, the Association received permission from the Department to pay principal and interest of $500,000 and $31,250, respectively.
On July 27, 2015, the Board of Managers of PTPGP, LLC adopted a Plan of Conversion (“the Plan”) to convert the Association from a reciprocal inter-insurance exchange to a stock form of ownership pursuant to the Pennsylvania Medical Professional Liability Reciprocal Exchange-to-Stock Conversion Act. Under the Plan, the Association would merge with the Exchange and would become a wholly-owned subsidiary of Professional Casualty Holdings, Inc., a newly formed Pennsylvania business corporation (“Holdings”). As part of the Plan, as amended in September 2016, Holdings will offer and sell its common stock to subscribers of the Association and of the Exchange and to other interested investors. It is expected that Diversus would be a direct or indirect purchaser of common stock in the offering The Plan is subject to the approval of the Pennsylvania Insurance Commissioner. In connection with the proposed plans, the Association incurred conversion costs of $1,784,311 and $1,659,131 at December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016 the Association had a payable of $7,426 and $34,534, respectively, to Diversus related to these conversion costs; such amounts are included “due to affiliates” in the accompanying balance sheets.
The Association and Andrews Outsource Solutions, LLC (“AOS”), a wholly-owned subsidiary of Diversus, entered into an agreement, with the Form D filing approved by the Department on December 17, 2016, whereby AOS is to provide litigation management services to the Association consisting of developing, implementing, and monitoring the litigation practices and strategy of the handling of specific medical professional liability lawsuits and claims. In April 2017, the litigation management services agreement between AOS and the Association was amended, with the Form D filing approved by the Department on April 6, 2017, whereby the fee structure of charges by AOS to the Association for each case is based upon the relationship with each respective attorney ranging from $300 to $500 per

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

case per month rather than a flat fee of $500 per case per month. During the years ended December 31, 2017 and 2016, the Association incurred litigation management services of $521,000 and $680,000 related to this agreement; such amounts are included in “losses and loss adjustment expenses” in the accompanying statements of operations and comprehensive income. At December 31, 2017 and 2016, there were no amounts due to AOS related to these services.
In April 2017, the Association and Gateway Risk Services, Inc. (“Gateway”), a wholly-owned subsidiary of Diversus, entered into an agreement, with the Form D filing approved by the Department on April 6, 2017, whereby Gateway is to provide defense and cost containment services to the Association that were formerly provided by PTP to the Association prior to the effective date of the agreement. During the year ended December 31, 2017, the Association incurred services totaling $84,714 related to this agreement; such amount is included in “losses and loss adjustment expenses” in the accompanying statement of operations and comprehensive income. At December 31, 2017, there was no amount due to Gateway related to these services.
During the year ended December 31, 2017, Diversus Management, Inc. (“DMI”), a wholly-owned subsidiary of Diversus, and Positive Physicians Insurance Exchange (“PPIX”), a Pennsylvania reciprocal exchange and an affiliate of the Association, paid for certain expenses on behalf of the Association. Additionally, DMI makes cash disbursements on behalf of the attorney-in-fact subsidiaries of Diversus and invoices the respective attorney-in-fact for these transactions. At December 31, 2017, the amounts due to DMI and PPIX by the Association were $3,549 and $350, respectively; such amounts are included in “due to affiliates” in the accompanying balance sheets. There were no similar transactions during the year ended December 31, 2016.
During the year ended December 31, 2016, the Association paid for conversion costs on behalf of the Exchange. The amount due from the Exchange related to these services was $258,143 at December 31, 2016 and is presented as “due from affiliate” in the accompanying balance sheets. There was no amount due from the Exchange related to such costs at December 31, 2017.
During the years ended December 31, 2017 and 2016, Healthcare Professional Services, Inc. (“HPSI”), a wholly-owned subsidiary of Diversus, provided wholesale brokerage services to the Association in the amounts of $39,273 and $38,872, respectively. The amount due to HPSI at December 31, 2017 and 2016 related to these services was $0 and $3,491, respectively; such amounts are included in “due to affiliates” in the accompanying balance sheets.
As discussed in Note 7, the Association and the Exchange entered into a consolidated reinsurance contract effective as of January 1, 2016. Guy Carpenter and International Specialty Brokers, Ltd. (“ISBL”), a wholly-owned subsidiary of Diversus, co-brokered the contract. Guy Carpenter is compensated by the reinsurers through commissions, and Guy Carpenter, in turn, pays a portion of the commissions to ISBL. During the years ended December 31, 2017 and 2016, commission expense incurred by the Association related this arrangement with ISBL was $52,387 and $168,208, respectively. At December 31, 2017 and 2016, the amount due to ISBL related to this arrangement was $0 and $36,184, respectively; such amounts are included in “accounts payable and accrued expenses” in the accompanying balance sheets.

11.	Assessments:
The Association is aware of various insurance entities’ insolvencies that produced business in the Commonwealth of Pennsylvania. The Association has received assessments for its pro-rata share of the cost of such insolvencies from the Pennsylvania Property and Casualty Insurance Guaranty Fund. Statutory accounting principles require the Association to provide a liability for the full cost of such insolvencies up to the maximum annual assessment limit (2.0%).
Based upon the available information, the Association has provided a gross liability of $79,793 and $63,659 at December 31, 2017 and 2016, respectively, for guaranty fund assessments. The Association has not recorded applicable premium tax credits at December 31, 2017 and 2016 related to guaranty assessments. Total guaranty fund expense, net of prior years’ refunds and premium tax credits, for the years ended December 31, 2017 and 2016 was $21,663 and $26,499, respectively.
MCARE is a special fund established by the Commonwealth of Pennsylvania to ensure reasonable compensation for persons injured due to medical negligence. Healthcare providers who render 50% or more of his or her healthcare

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

business or practice within Pennsylvania are required to obtain statutory excess professional liability coverage with MCARE by paying a certain percentage (assessment) of the prevailing primary premium charged by the Pennsylvania Professional Liability Joint Underwriting Association to MCARE. The Association assesses its policyholders as required by Mcare in addition to collecting the premium assessed. The assessments collected from policyholders are reported as amounts held for the accounts of others in the accompanying balance sheets, and no income is recognized by the Association. There were no MCARE receivables at December 31, 2017 and 2016. Additionally, the Association had liabilities of $250,000 and $223,089 for assessments at December 31, 2017 and 2016, respectively, collected on behalf of MCARE.

12.	Statutory Information:
Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements under accounting principles generally accepted in the United States of America (“GAAP”). Prescribed statutory accounting practices (“SAP”) include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (“NAIC”). The statutory financial statements of the Association are prepared in accordance with accounting practices prescribed and permitted by the Department.
Financial statements prepared under statutory accounting principles focus on solvency of the insurer and generally provide a more conservative approach than under GAAP. These accounting practices differ in the following respects from GAAP: (1) assets must be included in the statutory balance sheet at “admitted asset value,” whereas GAAP requires historical cost or, in certain instances, fair value; (2) “nonadmitted assets” must be excluded through a charge to surplus, while on a GAAP basis “nonadmitted assets” are included in the balance sheet net of any allowance valuation; (3) acquisition costs, such as commissions, premium taxes and other items, have been charged to operations when incurred, whereas GAAP allows capitalization of these expenses and amortized over the term of the policies; (4) the carrying value of bonds are based on NAIC ratings whereas GAAP requires bonds to be valued based on whether management intends to hold the bonds to maturity; (5) changes in deferred income taxes are reported directly to surplus, whereas changes to deferred income taxes are reflected in the statement of income for GAAP; and (6) Ceded reinsurance amounts (unearned premiums and estimated loss recoverables) are shown net of the related liability, whereas presented on a gross basis and reflected as an asset for GAAP.
Statutory net income and surplus and other funds of the Association as determined in accordance with SAP prescribed or permitted by the Department for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Statutory net income	$566,493	$1,673,176
Surplus and other funds	13,590,555	13,618,932
In accordance with Pennsylvania law, the Association is required to maintain minimum subscribers’ surplus of $1,125,000. During the years ended December 31, 2017 and 2016, no dividends were declared or paid by the Association.
The Association is subject to minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances and various levels of risk activity. Regulatory compliance is determined by a ratio of the Association’s total adjusted capital, as defined by the NAIC, to its authorized control level RBC. At December 31, 2017 and 2016, the Association’s RBC exceeded minimum RBC requirements.

13.	Subsequent Events:
Subsequent events have been evaluated through April 27, 2018, which is the date the financial statements were available to be issued.
On January 1, 2018, the Association and the Exchange entered into separate reinsurance contracts with JLT Re (North America), Inc (“JLT”). JLT and Specialty Insurance Services, LLC (“SIS”), a wholly-owned subsidiary of Diversus, co-brokered the contracts. JLT is to be compensated by the reinsurers through commissions, and JLT, in turn,

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

will pay a portion of the commission to SIS. Under the terms of the agreements, reinsurance is ceded by the Association and the Exchange. For MCARE eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contracts have a two-year term and expire on January 1, 2020.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)

PROFESSIONAL CASUALTY ASSOCIATION
---------------
FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

PROFESSIONAL CASUALTY ASSOCIATION
---------------
BALANCE SHEETS
SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	Unaudited	Unaudited
	2018	2017
ASSETS
Cash and cash equivalents	$2,253,760	$2,244,309
Short-term investments	149,856	—
Investments in available-for-sale securities, at fair value:
Bonds (Amortized cost of $26,192,695 and $30,848,213)	25,586,773	30,920,179
Common stocks (Cost of $2,788,885 and $2,594,701)	3,324,114	2,932,322
Other invested assets	150,129	—
Accrued investment income	160,556	169,634
Premiums receivable	367,247	856,628
Reinsurance recoverable	2,003,134	2,257,615
Income taxes recoverable	695,885	132,392
Unearned ceded premiums	191,531	427,213
Deferred acquisition costs	881,827	778,381
Deferred income taxes	216,028	305,445
Other assets	215,870	371,869
TOTAL ASSETS	$36,196,710	$41,395,987
LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Losses and loss adjustment expenses	$19,915,481	$20,845,494
Unearned premiums	4,574,517	4,917,089
Advance premiums	7,161	694,658
Deposits and amounts held for others	793	152,558
Reinsurance payable	28,564	—
Accounts payable and accrued expenses	187,878	604,041
Due to affiliates	80,042	97,154
TOTAL LIABILITIES	24,794,436	27,310,994
MEMBERS’ EQUITY	11,402,274	14,084,993
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$36,196,710	$41,395,987
See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	Unaudited	Unaudited
	2018	2017
REVENUES:
Net premium earned	$4,474,850	$5,753,150
TOTAL REVENUES	4,474,850	5,753,150
EXPENSES:
Losses and loss adjustment expenses, net	5,051,713	2,645,892
Other underwriting expenses	2,425,722	2,602,906
TOTAL EXPENSES	7,477,435	5,248,798
NET INVESTMENT INCOME	561,328	410,125
(LOSS) INCOME FROM OPERATIONS	(2,441,257)	914,477
INTEREST EXPENSE	—	31,250
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(2,441,257)	883,227
PROVISION FOR INCOME TAXES	(515,278)	224,958
NET (LOSS) INCOME	(1,925,979)	658,269
OTHER COMPREHENSIVE (LOSS) INCOME:
Unrealized holding (loss) gains on available-for-sale securities, net of income tax benefit (expense) of $99,122 and $(136,414)	(361,074)	280,148
Reclassification adjustments for net realized gain included in net (loss) income	(11,811)	(15,345)
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(372,885)	264,803
COMPREHENSIVE (LOSS) INCOME	$(2,298,864)	$923,072

See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
STATEMENTS OF MEMBERS' EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Costs of Issuance	Total Members' Equity
Balance, January 1, 2017	$2,348,988	$12,588,401	$5,524	$(1,659,131)	$13,283,782
Net income		658,269	—	—	658,269
Other comprehensive income	—	—	264,803	—	264,803
Costs of issuance	—	—	—	(121,861)	(121,861)
Balance, September 30, 2017 (unaudited)	$2,348,988	$13,246,670	$270,327	$(1,780,992)	$14,084,993
Balance, January 1, 2018	$2,348,988	$12,972,633	$317,038	$(1,784,311)	$13,854,348
Net loss	—	(1,925,979)	—	—	(1,925,979)
Other comprehensive loss	—	—	(372,885)	—	(372,885)
Costs of issuance	—	—	—	(153,210)	(153,210)
Balance, September 30, 2018 (unaudited)	$2,348,988	$11,046,654	$(55,847)	$(1,937,521)	$11,402,274

See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	Unaudited	Unaudited
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,925,979)	$658,269
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Deferred income taxes	(14,544)	(24,963)
Net realized gain on sales of investments	(11,811)	(15,345)
Amortization of bond premiums	20,068	71,595
Amortization of deferred acquisition costs	1,840,296	2,555,909
Amortization of other assets	19,429	—
Changes in operating assets and liabilities:
Accrued investment income	(21,498)	(33,250)
Premiums receivable	1,080,465	(75,695)
Reinsurance recoverable	308,885	207,665
Income taxes recoverable	(341,917)	249,921
Unearned ceded premiums	357,773	176,634
Deferred acquisition costs	(1,532,759)	(2,115,566)
Due from affiliate	—	154,551
Other assets	41,696	(226,212)
Liability for losses and loss adjustment expenses	1,330,769	(2,156,297)
Unearned premiums	(919,838)	(1,789,019)
Advance premiums	(715,834)	30,263
Deposits and amounts held for others	(249,207)	(70,531)
Reinsurance payable	28,564	—
Accounts payable and accrued expenses	(187,091)	(293,522)
Due to affiliates	(179,847)	(13,235)
NET CASH USED IN OPERATING ACTIVITIES	(1,072,380)	(2,708,828)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments:
Proceeds from sales and maturities	7,273,891	7,487,918
Purchases	(8,009,771)	(7,757,882)
Other assets	(16,311)	(56,565)
(Advances to) repayments from affiliate	(18,481)	103,592
NET CASH USED IN INVESTING ACTIVITIES	(770,672)	(222,937)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of subordinated notes payable	—	(500,000)
Costs of issuance	(153,210)	(121,861)
NET CASH USED IN FINANCING ACTIVITIES	(153,210)	(621,861)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(1,996,262)	$(3,553,626)
CASH AND CASH EQUIVALENTS, beginning of period	4,250,022	5,797,935
CASH AND CASH EQUIVALENTS, end of period	$2,253,760	$2,244,309
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid for the period	$—	$31,250

See notes to financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

1.	Organization and Operations:
Professional Casualty Association ("Association") is an unincorporated, subscriber-owned exchange organized on April 16, 2003. The Association received its Certificate of Authority on June 26, 2003 and is licensed by the Commonwealth of Pennsylvania Insurance Department ("Department") as a reciprocal insurance exchange. Additionally, the Association was licensed as an admitted carrier on November 2, 2015 by the Michigan Department of Insurance and Financial Services. The Association’s primary business is to provide medical professional liability insurance consisting of claims-made, tail occurrence, and occurrence policies to its subscribers. The members of the Association consist exclusively of the Association’s subscribers. Underwriting is based on the applicants’ specialty, location, and claims history.
The Association is managed by Professional Third Party, LP (“PTP”) pursuant to the terms of an Attorney-In-Fact Agreement between the Association and PTP, effective April 16, 2003. Pursuant to the terms of the agreement, PTP provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Association and pays certain expenses on behalf of the Association in exchange for 25% of the gross written premium.
PTP has the power to direct the activities of the Association that most significantly impact the Association economic performance by acting as the common attorney-in-fact and decision maker for the subscribers at the Association. PTP is a wholly-owned subsidiary of Diversus, Inc. ("Diversus"), a Delaware domiciled holding company, effective as of June 4, 2014.

2.	Summary of Significant Accounting Policies and Principles:
Basis of Presentation
The Association prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Actual results could differ from these estimates and such differences could be material. The Association’s principal estimates include the liability for losses and loss adjustment expenses, deferred acquisition costs, other-than-temporary impairments of investments, and valuation of deferred tax assets.
Cash and Cash Equivalents
The Association considers cash and cash equivalents to be cash on hand and depository bank accounts with original maturities of three months or less, are readily convertible to known amounts of cash, and present insignificant risk of changes in value due to changing interest rates.
Investments
Investments in fixed maturity and equity securities are classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are recorded directly to accumulated other comprehensive income (loss). Realized gains and losses on sales of available-for-sale securities are recognized into income based upon the specific identification method. Interest and dividends are recognized as earned.
The Association considers short-term investments to be short-term, highly liquid investments that are less than one year in term to the dates of maturities at the purchase dates that they present insignificant risk of changes in value due to changing interest rates.
The Association regularly evaluates all of its investments based on current economic conditions, credit loss experience, and other specific developments. If there is a decline in a securities’ net realizable value that is other than temporary, it is considered as a realized loss and the cost basis in the security is reduced to its estimated fair value.

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Other-than-temporary-impairments (OTTI) of debt securities are separated into credit and noncredit-related amounts when there are credit-related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors is recorded in other comprehensive (loss) income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the "credit loss."
Other Investments
The Association has an zownership interest in a limited partnership. The Association's partnership interest is carried on the equity method, which approximates the Association's equity in the underlying net assets of the partnership. Equity income or loss is credited or charged, as appropriate, to the accompanying statements of operations and comprehensive (loss) income. The investment in the limited partnership is presented as "other invested assets" in the accompanying balance sheets.
Deferred Acquisition Costs
Deferred acquisition costs consist of costs that vary with and are directly related to the successful acquisition of new and renewal insurance contracts. These costs primarily consist of sales commissions, management fees, and premium taxes are deferred, and amortized as premiums are earned over the applicable policy term.
Liability for Losses and Loss Adjustment Expenses
Liability for losses and loss adjustment expenses include an amount determined from individual case estimates and loss reports and an amount, based on prior experience, actuarial assumptions and management judgments for losses incurred but not reported. Such liabilities are necessarily based on assumptions and estimates and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates for establishing the resulting liabilities are continually reviewed. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based upon the assumption that past developments are an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends, and other relevant factors. The uncertainties involved with the reserving process include internal factors, such as changes in claims handling procedure, as well external factors, such as economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final loss settlements may vary from the present estimates, particularly when those payments may not occur until well into the future. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.
The Association offers extended reporting coverage at no additional charge in the event of disability, death or retirement after a policyholder reaches the age of 55 and has been an Association policyholder for least five years. An extended reporting endorsement policy reserve is required to assure that premiums are not earned prematurely. The Association has this reserve actuarially determined with the balance included in unearned premiums. The extended reporting endorsement policy reserve amounted to $2,263,158 and $2,404,073 at September 30, 2018 and 2017, respectively.
Premium Deficiency Reserves
Premium deficiency reserves and the related expenses are recognized when it is probable that expected future benefit payments, loss adjustment expenses, direct administration costs, and an allocation of indirect administration costs under a group of existing contracts will exceed anticipated future premiums and reinsurance recoveries considered over the remaining lives of the contracts, and are included in "losses and loss adjustment expenses" in the accompanying balance sheets. The Association has not recorded any premium deficiency reserves as of September 30, 2018 or 2017.

PROFESSIONAL CASUALTY ASSOCIATION
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NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The analysis of premium deficiency reserves was completed as of September 30, 2018.  The Association did not consider anticipated investment income when calculating the premium deficiency reserves.
Reinsurance
The Association cedes reinsurance risk to other insurance companies. This arrangement allows the Association to minimize the net loss potential arising from large risks. Reinsurance contracts do not relieve the Association of its obligation to its subscribers. Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The reinsurance contracts provides for return premium based on the actual loss experience of the written and reinsured business. The Association estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance contract.
Conversion Costs
The Association incurred direct consulting and other costs related to the conversion from a reciprocal insurance exchange to a stock form of ownership as further discussed in Note 10. Such costs are included as a component of members' equity in the accompanying balance sheets. Upon completion of the conversion, such costs are to be charged against the gross proceeds of the offering.
Revenue Recognition
Premiums of the Association are earned on a daily pro rata basis over the terms of the insurance policies. Unearned premium reserves are established to cover the unexpired portion of the policies in force less amounts ceded to reinsurers. For consideration received for policies with effective dates subsequent to the reporting period, the Association records an advanced premium liability in lieu of written premium.
Comprehensive (Loss) Income
Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments and unrealized losses related to factors other than credit on fixed income securities are reported as a separate component in the equity section in the accompanying balance sheets. Such items, along with net (loss) income, are components of comprehensive (loss) income, and are reflected in the accompanying statements of operations and comprehensive (loss) income.
Reclassifications of realized gains and losses on sales of investments out of accumulated other comprehensive (loss) income are recorded in investment income in the accompanying statements of operations and comprehensive (loss) income.
Income Taxes
The Association accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Association’s financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Association records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Association considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.
The Association recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statements of operations and comprehensive (loss) income. Accrued interest and penalties are included within the related tax liability line in the accompanying balance sheets.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Recently Adopted Accounting Pronouncements
The Association adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU" or "Update") 2015-09, Disclosures about Short-Duration Contracts , addressing enhanced disclosure requirements for insurers relating to short-duration insurance contract claims and the unpaid claims liability roll-forward for long and short-duration contracts. The disclosures are intended to provide users of financial statements with more transparent information about an insurance entity’s initial claim estimates and subsequent adjustments to those estimates, the methodologies and judgments used to estimate claims, and the timing, frequency, and severity of claims. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
The Association elected to early adopt the provisions of ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update allow a reclassification from accumulated other comprehensive income (loss) to members' equity for stranded tax effects resulting from passage of the Tax Cuts and Jobs Act ("TCJA"). In connection with the adoption of ASU 2018-02, the Association has adopted the policy option available under ASU 2018-02 of reclassifying the income tax effects related to change in tax rates from accumulated other comprehensive income (loss) to members' equity during the year ended December 31, 2017. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
The Association adopted the provisions of ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes for the nine months ended September 30, 2018 . The amendments in this Update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The adoption of this ASU did not have material impact on the financial statements.
Recently Issued Accounting Pronouncements
New accounting rules and disclosure requirements can impact the results and the comparability of the Association’s financial statements. The following recently issued accounting pronouncements are relevant to the Association’s financial statements:
Accounting Standards Update ("ASU") 2016-18: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Subtopic 230) Restricted Cash. The amendments in this Update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2018. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities . The amendments in this Update require among other things that equity investments to be measured at fair value with changes in fair value recognized in net income, simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, require an entity to present separately in other comprehensive (loss) income the portion of the total change in the fair value of the liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The ASU is effective for annual periods beginning after December 15, 2018. The adoption of ASU 2016-01 is not expected to have a material impact on the financial statements.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

3.	Concentrations of Credit Risk:
Financial instruments which potentially expose the Association to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, non-U.S. government bonds, premium balances receivable, and balances recoverable from reinsurers. Non-U.S. government bonds are diversified and no one investment accounts for a significant portion of the Association’s invested assets. The Association maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Association has not experienced any losses from bank accounts.
Insureds consist of healthcare providers in which no one insured accounted over 20% of premiums receivable at September 30, 2018 and 2017. At September 30, 2018 and 2017, the Association had reinsurance recoverables due from reinsurers of $2,003,134 and $2,257,615, respectively. At September 30, 2018 and 2017, the Association had reinsurance payables due to reinsurers of $28,564 and $0, respectively, for unpaid losses and loss adjustment expenses, contingent commissions receivable, and unearned premiums due to five reinsurers, one of which is an authorized reinsurer domiciled outside of the United States of America. The authorized, domestic reinsurers have A.M. Best ratings of A or better.

4.	Variable Interest Entity:
The Association is a reciprocal insurance exchange domiciled in Pennsylvania, for which PTP serves as attorney-in-fact. PTP holds a variable interest in the Association due to the absence of decision-making capabilities by the equity owners (subscribers/policyholders) of the Association and due to the significance of the management fee the Association pays to PTP as its decision maker. As a result, PTP is deemed to have a controlling financial interest in the Association and is considered to be its primary beneficiary.
All medical professional liability insurance is owned by the Association, and PTP functions solely as the management entity.
PTP has not provided financial or other support to the Association for any of the reporting periods presented. At September 30, 2018 and 2017, there are no explicit or implicit arrangements that would require PTP to provide future financial support to the Association.

5.	Investments:
The Association’s available-for-sale securities are stated at fair value, which is the price that would be received to sell the asset in an orderly transaction between willing market participants as of the measurement date.
The Association uses various valuation techniques and assumptions when estimating fair value, which are in accordance with accounting principles for fair value measurement of assets and liabilities that are recognized or disclosed in the financial statements on a recurring basis. These principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 - Quoted (unadjusted) prices for identical assets in active markets.
Level 2 - Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in nonactive markets (few transactions, limited information, noncurrent prices, high variability over time, etc.);

•	Inputs other than quoted prices that are observable for the asset (interest rates, yield curves, volatilities, default rates, etc.);

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The estimated fair values of bonds and common stocks are based on quoted market prices where available. The Association obtains one price for each security primarily from a third-party pricing service (“pricing service”), which generally uses quoted prices or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates, and prepayment speeds. As the Association is responsible for the determination of fair value, it performs analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value.
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. The Association’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Amortized cost/cost, gross unrealized gains, gross unrealized losses, and fair value of investments by major security type at September 30, 2018 and 2017 are as follows:

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2018
U.S. government	$4,096,667	$—	$91,842	$4,004,825
Subdivisions of states, territories, and possessions	844,406	—	3,647	840,759
Industrial and miscellaneous	21,251,622	7,245	517,678	20,741,189
Total bonds	26,192,695	7,245	613,167	25,586,773
Common stocks	2,788,885	572,729	37,500	3,324,114
	$28,981,580	$579,974	$650,667	$28,910,887

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2017
U.S. government	$9,292,570	$4,695	$47,399	$9,249,866
Subdivisions of states, territories, and possessions	1,430,000	51	128	1,429,923
Industrial and miscellaneous	20,125,643	148,679	33,932	20,240,390
Total bonds	30,848,213	153,425	81,459	30,920,179
Common stocks	2,594,701	364,193	26,572	2,932,322
	$33,442,914	$517,618	$108,031	$33,852,501

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

At September 30, 2018, maturities of investments in bond securities are as follows:

	Amortized Cost/Cost	Fair Value
Due in less than one year	$1,582,995	$1,570,843
Due after one year to five years	15,936,645	15,635,395
Due after five years to ten years	8,673,055	8,380,535
	$26,192,695	$25,586,773
Realized gains and losses are determined using the specific identification method. During the nine months ended September 30, 2018 and 2017, proceeds from maturity and sales and gross realized gains and losses on securities are:

	2018	2017
Proceeds	7,273,891	7,487,918
Gross gains	36,113	27,878
Gross losses	24,302	12,533
The components of net investment income are as follows:

	2018	2017
Bonds	$466,548	$429,126
Cash and short-term investments	36,033	6,639
Common stocks	73,885	58,310
Limited partnership	129	—
Net gain on sales of investments	11,811	15,345
	588,406	509,420
Less investment expenses	27,078	99,295
Net investment income	$561,328	$410,125

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The following table shows gross unrealized losses and fair value of the Association’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2018:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$4,004,824	$91,842
Subdivisions of states, territories, and possessions	1,238,885	3,647
Industrial and miscellaneous	19,207,213	517,678
Common stocks	282,415	16,673
	$24,733,337	$629,840

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$—	$—
Subdivisions of states, territories, and possessions	—	—
Industrial and miscellaneous	—	—
Common stocks	254,405	20,827
	$254,405	$20,827

	Totals
	Fair Value	Unrealized Losses
U.S. government	$4,004,824	$91,842
Subdivisions of states, territories, and possessions	1,238,885	3,647
Industrial and miscellaneous	19,207,213	517,678
Common stocks	536,820	37,500
	$24,987,742	$650,667

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The following table shows gross unrealized losses and fair value of the Association’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2017:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$6,929,129	$44,821
Subdivisions of states, territories, and possessions	914,872	128
Industrial and miscellaneous	5,282,734	29,463
Common stocks	312,249	18,424
	$13,438,984	$92,836

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$997,700	$2,578
Subdivision of states, territories, & possessions	—	—
Industrial and miscellaneous	1,302,750	4,469
Common stocks	60,548	8,148
	$2,360,998	$15,195

	Totals
	Fair Value	Unrealized Losses
U.S. government	$7,926,829	$47,399
Subdivision of states, territories, & possessions	914,872	128
Industrial and miscellaneous	6,585,484	33,932
Common stocks	372,797	26,572
	$15,799,982	$108,031
The unrealized losses on investments in U.S. government and agency securities, state securities, and corporate debt securities at September 30, 2018 and 2017 were primarily caused by general economic conditions and not by unfavorable changes in credit ratings associated with these securities. The Association evaluates impairment at each reporting period for each of the securities where the fair value of the investment is less than its carrying value. The contractual cash flows of the U.S. government and agency obligations are guaranteed either by the U.S. government or an agency of the U.S. government. It is expected that the securities would not be settled at a price less than the carrying value of the investment, and the Association does not intend to sell the investment until the unrealized loss is fully recovered. The Association evaluated the credit ratings of the state and agency obligations and corporate obligations, noting whether a significant deterioration since purchase or other factors that may indicate an other-than-temporary-impairment such as the length of time and extent to which fair value has been less than cost, the financial condition, and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Association’s intent to sell the investment. Management of the Association determined that there were no investments which were other-than-temporarily-impaired as of and for the nine months ended September 30, 2018 and 2017.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The table below presents the level within the fair value hierarchy generally utilized by the Association to estimate the fair value of assets disclosed on a recurring basis at September 30, 2018:

	Total	Level 1	Level 2	Level 3
U.S. government	$4,004,825	$—	$4,004,825	$—
Subdivisions of states, territories, and possessions	840,759	—	840,759	—
Industrial and miscellaneous	20,741,189	—	20,741,189	—
Total bonds	25,586,773	—	25,586,773	—
Common stocks	3,324,114	3,324,114	—	—
	$28,910,887	$3,324,114	$25,586,773	$—
The table below presents the level within the fair value hierarchy generally utilized by the Association to estimate the fair value of assets disclosed on a recurring basis at September 30, 2017:

	Total	Level 1	Level 2	Level 3
U.S. government	$9,249,866	$—	$9,249,866	$—
Subdivisions of states, territories, and possessions	1,429,923	—	1,429,923	—
Industrial and miscellaneous	20,240,390	—	20,240,390	—
Total bonds	30,920,179	—	30,920,179	—
Common stocks	2,932,322	2,932,322	—	—
	$33,852,501	$2,932,322	$30,920,179	$—

6.	Deferred Acquisition Costs:
The following table summarizes the components of deferred acquisition costs for the nine months ended September 30, 2018 and 2017:

	2018	2017
Balance, beginning of period	$1,189,364	$1,218,724
Amount capitalized during the period	1,532,759	2,115,566
Amount amortized during the period	1,840,296	2,555,909
Balance, end of period	$881,827	$778,381

7.	Reinsurance:
On January 1, 2016, the Association and the Physicians’ Insurance Program Exchange (“Exchange”), a Pennsylvania reciprocal inter-insurance exchange, entered into a consolidated reinsurance contract with Guy Carpenter & Co, LLC. Under the terms of the agreement, reinsurance is ceded by the Association and the Exchange. For Medical Care Availability and Reduction of Error Fund ("MCARE") eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $500,000 in excess of $500,000 per claim. Stand-alone Clinics, Health Care Organizations and Dental Professional Liability insureds, not covered by MCARE, are reinsured at limits of $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contract had a two-year term and was terminated on December 31, 2017.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

On January 1, 2018, the Association and the Exchange entered into separate reinsurance contracts with JLT Re (North America), Inc. ("JLT"). Under the terms of the agreements, reinsurance is ceded by the Association and the Exchange. For MCARE eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contracts have a two-year term and expire on January 1, 2020.
The effect of reinsurance on premiums written, amounts earned, and losses and loss adjustment expenses incurred for the nine months ended September 30, 2018 and 2017 is as follows:

	2018	2017
Premiums written:
Direct	$4,226,514	$5,057,049
Ceded	313,729	916,289
Premiums written, net of reinsurance	$3,912,785	$4,140,760
Premiums earned:
Direct	$5,146,353	$6,846,074
Ceded	671,503	1,092,924
Premiums earned, net of reinsurance	$4,474,850	$5,753,150
Losses and loss adjustment expenses incurred:
Direct	$6,244,953	$3,056,295
Ceded	1,193,240	410,403
Losses and loss adjustment expenses incurred, net of reinsurance	$5,051,713	$2,645,892

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

8.	Losses and Loss Adjustment Expenses:
Activity in the liability for losses and loss adjustment expenses for the nine months ended September 30, 2018 and 2017 is summarized as follows:

	2018	2017
Loss and loss adjustment expenses, beginning of period - gross	$18,584,712	$23,001,791
Less: Reinsurance recoverable, beginning of period	2,312,019	2,465,280
Add: Recoverable on claims paid	844,288	740,158
Losses and loss adjustment expenses, beginning of period- net	17,116,981	21,276,669
Incurred related to:
Current period	2,792,864	1,932,886
Prior periods	2,258,849	713,006
Total incurred	5,051,713	2,645,892
Paid related to:
Current period	107,281	206,998
Prior periods	4,149,066	4,710,480
Total paid	4,256,347	4,917,478
Losses and loss adjustment expenses, end of period - net	17,912,347	19,005,083
Add: Reinsurance recoverable, end of period	2,003,134	2,257,615
Less: Recoverable on claims paid	—	417,204
Losses and loss adjustment expenses, end of period - gross	$19,915,481	$20,845,494
The liability for losses and loss adjustment expenses at September 30, 2018 and 2017 were $19,915,481 and $20,845,494, respectively. For the nine months ended September 30, 2018 and 2017, $4,149,066 and $4,710,480, respectively, has been paid for incurred claims attributable to insured events of prior periods. Original estimates are increased or decreased as additional information becomes known regarding individual claims. The unfavorable development for the nine months ended September 30, 2017 of $713,006 was primarily related to re-estimation of unpaid losses and loss adjustment expenses on all claims-made policy years. The unfavorable development for the nine months ended September 30, 2018 of $2,258,849 was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2012, 2014 & 2015 policy years.

9.	Income Taxes:
The components of the Association’s income tax provision for the nine months ended September 30, 2018 and 2017:

	2018	2017
Current provision	$(500,734)	$249,921
Deferred tax provision	(14,544)	(24,963)
	$(515,278)	$224,958

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The Association’s U.S. federal statutory income tax rate applicable to ordinary income was 21% and 34% for the nine months ended September 30, 2018 and 2017, respectively. The income tax provision differs from that computed by applying federal statutory rates to (loss) income before income taxes for the nine months ended September 30, 2018 and 2017 is summarized as follows:

	2018	2017
Expected tax provision at federal statutory rate	$(512,664)	$300,297
Permanent and other differences	(9,254)	(11,769)
Deferred adjustments	6,640	(63,570)
Net income tax provision	$(515,278)	$224,958
Deferred taxes are provided for the temporary differences between financial reporting purposes and the income tax purposes of the Association’s assets and liabilities. At September 30, 2018 and 2017, the components of the Association’s net deferred tax assets consisted of the following:

	2018	2017
Deferred tax assets:
Discount of unearned premiums	$184,085	$305,312
Discount of advance premiums	301	47,238
Discount of losses and loss adjustment expenses	267,182	330,961
Guaranty fund assessment	13,304	25,844
Unrealized loss on investments	14,846	—
Total deferred tax assets	479,718	709,355
Deferred tax liabilities:
Deferred acquisition costs	185,184	264,650
TCJA transitional adjustment	75,901	—
Other items	2,605	—
Unrealized gain on investments	—	139,260
Total deferred tax liabilities	263,690	403,910
Net deferred tax assets	$216,028	$305,445
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. At September 30, 2018 and 2017, management determined that it is more likely than not that all of the deferred tax assets will be realized by the Association in future years. Accordingly, the Association did not record a valuation allowance against its deferred tax assets at September 30, 2018 and 2017.
At September 30, 2018 and 2017, there were no unused operating loss carryforwards of the Association available to offset future taxable income.
The Association has applied the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes , for the nine months ended September 30, 2018 and 2017. ASC 740 prescribes a recognition threshold and measurement attribute with respect to uncertainty in income tax positions. In applying ASC 740, the Association has evaluated its various tax positions taken during the nine months ended September 30, 2018 and 2017. The Association has determined that based solely on the technical merits, each tax position on a current and deferred basis has a more-likely-than-not

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

probability that the tax position will be sustained by taxing authorities. The Association is not presently under audit by any taxing authority and there are no other uncertainties and events that are reasonably possible in the next year that would cause a significant change in the amounts of unrecognized tax benefits.
The Association did not recognize any interest and penalties in the accompanying statements of operations and comprehensive (loss) income for the nine months ended September 30, 2018 and 2017. The Association remains subject to examination by the Internal Revenue Service for tax years 2015 through 2017.
On December 22, 2017, TCJA was signed into law. Most of the provisions of this bill affect corporate taxes paid in 2018 and beyond including reducing the top corporate tax rate from 34% to 21%. However, based upon accounting principles generally accepted in the United States of America, deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, the Association has measured its deferred income taxes at September 30, 2018 and December 31, 2017 using a tax rate of 21%.
Additionally, as part of the enactment of TCJA, property and casualty insurance companies are required to use Internal Revenue Service (“IRS”) prescribed factors to determine the loss discount. From the date of the passage of the new law, the IRS uses a corporate bond yield curve to determine the discount factors and property and casualty insurance companies are no longer allowed to use their own historical payment patterns to determine their discount factors. Transition rules require that property and casualty insurance companies recalculate the 2017 reserve discount as if the 2018 tax reform rules had been in effect at the time, compare it to the actual 2017 reserve discount, and amortize the difference into taxable income over eight years beginning in 2018. As a result of this comparison, the Association recorded as a component of net deferred tax asset a resulting difference amount of $83,753 at December 31, 2017, the gross amount of $398,825 is being amortized into taxable income beginning on January 1, 2018. For the nine months ended September 30, 2018, amortization of the transitional adjustment amount was $37,389, with a related tax effect of $7,852.

10.	Related Party Transactions:
PTP, as the attorney-in-fact for the subscribers to the Association, is responsible for the exchange of reciprocal insurance contracts among the subscribers and for managing the business of the Association as set forth in the Attorney-In-Fact Agreement. Pursuant to the terms of the agreement, PTP provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Association and pays certain expenses on behalf of the Association in exchange for 25% of the gross written premium. The Attorney-In-Fact Agreement is in effect for an indefinite term, subject only to the right of the Association and PTP to terminate this Agreement by mutual agreement. Management fee expense incurred by the Association in accordance with the Attorney-In-Fact Agreement with PTP for the nine months ended September 30, 2018 and 2017 were $1,056,629 and $1,264,262, respectively. Additionally, during the nine months ended September 30, 2018 and 2017, the Association incurred commission expenses from services provided by PTP totaling $25,834 and $27,150, respectively. Management fee and commission expenses are included in “other underwriting expenses” in the accompanying statements of operations and comprehensive (loss) income. At September 30, 2018 and 2017, the Association owed PTP $53,601 and $97,004, respectively, for these services and is included in “due to affiliates” in the accompanying balance sheets.
At December 31, 2016, the Association had subordinated promissory notes to former owners of the Association in the total amount of $500,000, interest carried at 5%, and maturing on March 31, 2017. All of the subordinated promissory notes were issued in exchange for cash from the original note holders and the notes are carried at face value. The notes were subordinated to all policyholders and general creditor obligations of the Association, and all payments of interest and principal were subject to prior approval of the Department. In April 2017, the Association received permission from the Department to pay principal and interest of $500,000 and $31,250, respectively.
On June 1, 2018, PTP adopted a Plan of Conversion (the "Plan”) to convert the Association from a reciprocal inter-insurance exchange to a stock form of ownership pursuant to the Pennsylvania Medical Professional Liability Reciprocal Exchange-to-Stock Conversion Act (the "Act"). Under the Plan, the Association would merge with the Exchange and Positive Physicians Insurance Exchange ("PPIX"), a Pennsylvania reciprocal inter-insurance exchange, and would become a wholly-owned subsidiary of Positive Physicians Holdings, Inc., a newly formed Pennsylvania business corporation (“Holdings”). As part of the Plan, as amended on September 17, 2018, Holdings will offer and

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

sell its common stock to subscribers of the Association, the Exchange, and PPIX and to other interested investors. Other than eligible stockholders of Diversus, it is not expected that Diversus would be a direct or indirect purchaser of common stock in the offering. The Plan is subject to the approval of the Pennsylvania Insurance Commissioner. At September 30, 2018, the Association had a payable of $25,906 to Diversus related to these conversion costs; such amounts are included “due to affiliates” in the accompanying balance sheet.
On July 27, 2015, as amended, PTP had adopted a previous plan of conversion to convert the Association from a reciprocal inter-insurance exchange to a stock form of ownership pursuant to the Act. Under the previous plan of conversion, the Association would have merged with the Exchange and would have become a wholly-owned subsidiary of Professional Casualty Holdings, Inc. ("PCH"), a newly formed Pennsylvania business corporation. As part of the previous plan of conversion, PCH would have offered and sold its common stock to subscribers of the Association and of the Exchange and to other interested investors. With the adoption of the current plan of conversion with PPIX in June 2018, the previous plan of conversion was discontinued. At September 30, 2017, there was no payable to Diversus by the Association related to these conversion costs.
In connection with the current and former plans, the Association incurred conversion costs of $1,937,521 and $1,780,992 at September 30, 2018 and 2017, respectively.
The Association and Andrews Outsource Solutions, LLC (“AOS”), a wholly-owned subsidiary of Diversus, entered into an agreement, with the Form D filing approved by the Department on December 17, 2016, whereby AOS is to provide litigation management services to the Association consisting of developing, implementing, and monitoring the litigation practices and strategy of the handling of specific medical professional liability lawsuits and claims. In April 2017, the litigation management services agreement between AOS and the Association was amended, with the Form D filing approved by the Department on April 6, 2017, whereby the fee structure of charges by AOS to the Association for each case is based upon the relationship with each respective attorney ranging from $300 to $500 per case per month rather than a flat fee of $500 per case per month. During the nine months ended September 30, 2018 and 2017, the Association incurred litigation management services of $341,600 and $390,800 related to this agreement; such amounts are included in “losses and loss adjustment expenses” in the accompanying statements of operations and comprehensive (loss) income. At September 30, 2018 and 2017, there was no amount due to AOS related to these services.
In April 2017, the Association and Gateway Risk Services, Inc. (“Gateway”), a wholly-owned subsidiary of Diversus, entered into an agreement, with the Form D filing approved by the Department on April 6, 2017, whereby Gateway is to provide defense and cost containment services to the Association that were formerly provided by PTP to the Association prior to the effective date of the agreement. During the nine months ended September 30, 2018 and 2017, the Association incurred services totaling $86,812 and $55,964 related to this agreement; such amount is included in “losses and loss adjustment expenses” in the accompanying statements of operations and comprehensive (loss) income. At September 30, 2018 and 2017, there was no amount due to Gateway related to these services.
During the nine months ended September 30, 2018 and 2017, Diversus Management, Inc. (“DMI”), a wholly-owned subsidiary of Diversus, paid for certain expenses on behalf of the Association. Additionally, DMI makes cash disbursements on behalf of the attorney-in-fact subsidiaries of Diversus and invoices the respective attorney-in-fact for these transactions. At September 30, 2018 and 2017, the amounts due to DMI by the Association was $0 and $150, respectively; such amounts are included “due to affiliates” in the accompanying balance sheets.
During the nine months ended September 30, 2018, the Association advanced funds to the Exchange to cover certain operating costs. The amount due from the Exchange related to these advances was $298 at September 30, 2018 and is included in "due to affiliates" in the accompanying balance sheet. There was no similar advance due from the Exchange at September 30, 2017.
During the nine months ended September 30, 2018, PPIX advanced funds to the Association to cover certain operating costs. At September 30, 2018, the total amount due to PPIX was $833; such amount is included in “due to affiliates” in the accompanying balance sheet. There were no similar advances due to PPIX at September 30, 2017.

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

During the nine months ended September 30, 2017, Healthcare Professional Services, Inc. ("HPSI") , a former wholly-owned subsidiary of Diversus, provided wholesale brokerage services to the Association. During the nine months ended September 30, 2017, HPSI provided total brokerage services of $26,102 to the Association. Effective as of January 1, 2018, Diversus sold its investment in HPSI to unrelated parties. There was no amount due to HPSI at September 30, 2017 related to these services.
As discussed in Note 7, the Association and the Exchange entered into a consolidated reinsurance contract effective as of January 1, 2016. Guy Carpenter and International Specialty Brokers, Ltd. (“ISBL”), a wholly-owned subsidiary of Diversus, co-brokered the contract. Guy Carpenter was compensated by the reinsurers through commissions, and Guy Carpenter, in turn, paid a portion of the commissions to ISBL. During the nine months ended September 30, 2017, the Association incurred commission expense of $24,454 related this arrangement with ISBL. At September 30, 2017, there was no amount due to ISBL related to this arrangement. The arrangement was discontinued with the termination of the reinsurance contract on December 31, 2017.
As discussed in Note 7, on January 1, 2018 the Association entered into a reinsurance contract with JLT. JLT and Specialty Insurance Services, LLC ("SIS"), a wholly-owned subsidiary of Diversus, co-brokered the contract. JLT is to be compensated by the reinsurers through commissions, and JLT, in turn, will pay a portion of the commission to SIS. During the nine months ended September 30, 2018, there was no commission expense incurred by the Association related to this agreement with SIS.

11.	Assessments:
The Association is aware of various insurance entities’ insolvencies that produced business in the Commonwealth of Pennsylvania. The Association has received assessments for its pro-rata share of the cost of such insolvencies from the Pennsylvania Property and Casualty Insurance Guaranty Fund. Statutory accounting principles require the Association to provide a liability for the full cost of such insolvencies up to the maximum annual assessment limit (2.0%).
Based upon the available information, the Association has provided a gross liability of $63,353 and $76,016 at September 30, 2018 and 2017, respectively, for guaranty fund assessments. The Association has not recorded applicable premium tax credits at September 30, 2018 and 2017 related to guaranty assessments. Total guaranty fund expense, net of prior periods’ refunds and premium tax credits, for the nine months ended September 30, 2018 and 2017 was $9,098 and $17,886, respectively.
MCARE is a special fund established by the Commonwealth of Pennsylvania to ensure reasonable compensation for persons injured due to medical negligence. Healthcare providers who render 50% or more of his or her healthcare business or practice within Pennsylvania are required to obtain statutory excess professional liability coverage with MCARE by paying a certain percentage (assessment) of the prevailing primary premium charged by the Pennsylvania Professional Liability Joint Underwriting Association to MCARE. The Association assesses its policyholders as required by MCARE in addition to collecting the premium assessed. The assessments collected from policyholders are reported as amounts held for the accounts of others in the accompanying balance sheets, and no income is recognized by the Association. There were no MCARE receivables at September 30, 2018 and 2017. Additionally, at September 30, 2018 and 2017 the Association had liabilities of $793 and $152,558, respectively, collected on behalf of MCARE.

12.	Statutory Information:
Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements under accounting principles generally accepted in the United States of America (“GAAP”). Prescribed statutory accounting practices (“SAP”) include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (“NAIC”). The statutory financial statements of the Association are prepared in accordance with accounting practices prescribed and permitted by the Department.
Financial statements prepared under statutory accounting principles focus on solvency of the insurer and generally provide a more conservative approach than under GAAP. These accounting practices differ in the following respects from GAAP: (1) assets must be included in the statutory balance sheet at “admitted asset value,” whereas GAAP requires

PROFESSIONAL CASUALTY ASSOCIATION
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

historical cost or, in certain instances, fair value; (2) “nonadmitted assets” must be excluded through a charge to surplus, while on a GAAP basis “nonadmitted assets” are included in the balance sheet net of any allowance valuation; (3) acquisition costs, such as commissions, management fees, premium taxes and other items, have been charged to operations when incurred, whereas GAAP allows capitalization of these expenses and amortized over the term of the policies; (4) the carrying value of bonds are based on NAIC ratings whereas GAAP requires bonds to be valued based on whether management intends to hold the bonds to maturity; (5) changes in deferred income taxes are reported directly to surplus, whereas changes to deferred income taxes are reflected in the statement of income for GAAP; and (6) ceded reinsurance amounts (unearned premiums and estimated loss recoverables) are shown net of the related liability, whereas presented on a gross basis and reflected as an asset for GAAP.
Statutory net (loss) income and surplus and other funds of the Association as determined in accordance with SAP prescribed or permitted by the Department for the nine months ended September 30, 2018 and 2017 are as follows:

	2018	2017
Statutory net (loss) income	$(1,862,944)	$813,897
Surplus and other funds	11,635,274	13,938,411
In accordance with Pennsylvania law, the Association is required to maintain minimum subscribers’ surplus of $1,125,000. During the nine months ended September 30, 2018 and 2017, no dividends were declared or paid by the Association.
The Association is subject to minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances and various levels of risk activity. Regulatory compliance is determined by a ratio of the Association’s total adjusted capital, as defined by the NAIC, to its authorized control level RBC. At September 30, 2018 and 2017, the Association’s RBC exceeded minimum RBC requirements.

13.	Subsequent Events:
Subsequent events have been evaluated through November _, 2018, which is the date the financial statements were available to be issued.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
FINANCIAL STATEMENTS
(with report of independent auditors)
YEARS ENDED DECEMBER 31, 2017 AND 2016

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Audit Committee
Physicians Insurance Program Exchange

We have audited the accompanying financial statements of Physicians Insurance Program Exchange (the “Company”), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Physicians Insurance Program Exchange as of December 31, 2017 and 2016 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
April 27, 2018

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Cash and cash equivalents	$1,836,204	$8,127,243
Short-term investments	—	115,283
Investments in available-for-sale securities, at fair value:
Bonds (Amortized cost of $21,161,640 and $16,486,465)	21,229,056	16,619,228
Common stocks (Cost of $1,580,248 and $1,196,668)	1,819,637	1,230,653
Other invested assets	131,798	—
Accrued investment income	136,854	122,873
Premiums receivable	353,793	458,795
Reinsurance recoverable	156,443	90,868
Income taxes recoverable	189,233	63,247
Unearned ceded premiums	171,573	194,834
Deferred acquisition costs	384,957	422,310
Deferred income taxes	151,578	330,612
Other assets	83,036	22,635
TOTAL ASSETS	$26,644,162	$27,798,581
LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Losses and loss adjustment expenses	$11,761,133	$12,343,048
Unearned premiums	1,609,252	1,752,671
Advance premiums	601,487	890,518
Deposits and amounts held for others	209,819	21,155
Reinsurance payable	10,661	71,743
Accounts payable and accrued expenses	110,695	158,617
Due to affiliates	77,470	329,574
TOTAL LIABILITIES	14,380,517	15,567,326
MEMBERS’ EQUITY	12,263,645	12,231,255
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$26,644,162	$27,798,581

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES:
Net premium earned	$3,147,916	$3,792,603
TOTAL REVENUES	3,147,916	3,792,603
EXPENSES:
Losses and loss adjustment expenses, net	1,823,071	209,626
Other underwriting expenses	1,756,250	1,744,198
TOTAL EXPENSES	3,579,321	1,953,824
NET INVESTMENT INCOME	571,463	461,772
INCOME FROM OPERATIONS	140,058	2,300,551
INTEREST EXPENSE	—	897,986
INCOME BEFORE PROVISION FOR INCOME TAXES	140,058	1,402,565
PROVISION FOR INCOME TAXES	101,394	305,491
NET INCOME	38,664	1,097,074
OTHER COMPREHENSIVE INCOME:
Unrealized holding gains on available-for-sale securities, net of income tax expense of $104,314 and $164,152	143,108	134,927
Reclassification adjustments for net realized (gain) loss included in net income	(50,671)	183,723
Total other comprehensive income	92,437	318,650
COMPREHENSIVE INCOME	$131,101	$1,415,724

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
STATEMENTS OF MEMBERS’ EQUITY
YEARS ENDED DECEMBER 31, 2017 AND 2016

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Costs of Issuance	Total Members’ Equity
Balance, January 1, 2016	$12,151,254	$(208,596)	$(619,411)	$11,323,247
Subscription fees	141	—	—	141
Net income	1,097,074	—	—	1,097,074
Other comprehensive income	—	318,650	—	318,650
Costs of issuance	—	—	(507,857)	(507,857)
Balance, December 31, 2016	13,248,469	110,054	(1,127,268)	12,231,255
Subscription fees	141	—	—	141
Net income	38,664	—	—	38,664
Other comprehensive income	—	92,437	—	92,437
Reclassification of tax effects from accumulated other comprehensive income related to passage of TCJA	(39,885)	39,885	—	—
Costs of issuance	—	—	(98,852)	(98,852)
Balance, December 31 2017	$13,247,389	$242,376	$(1,226,120)	$12,263,645

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$38,664	$1,097,074
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income taxes	131,414	(625,702)
Net realized (gain) loss on sales of investments	(50,671)	183,723
Amortization of bond premiums	66,290	130,962
Amortization of deferred acquisition costs	1,407,583	1,522,629
Changes in operating assets and liabilities:
Accrued investment income	(13,981)	67,158
Premiums receivable	105,002	115,391
Reinsurance deposit	—	2,200,689
Reinsurance recoverable	(65,575)	(90,868)
Income taxes recoverable	(125,986)	106,193
Unearned ceded premiums	23,261	(194,834)
Deferred acquisition costs	(1,370,230)	(1,473,025)
Other assets	(9,391)	(22,635)
Liability for losses and loss adjustment expenses	(581,915)	(2,545,259)
Unearned premiums	(143,419)	(134,987)
Advance premiums	(289,031)	(117,824)
Deposits and amounts held for others	188,664	(24,170)
Reinsurance payable	(61,082)	(66,721)
Accounts payable and accrued expenses	(47,922)	(253,258)
Due to affiliates	6,039	(167,147)
NET CASH USED IN OPERATING ACTIVITIES	(792,286)	(292,611)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments:
Proceeds from sales and maturities	5,489,626	11,732,597
Purchases	(10,580,515)	(6,781,453)
Other assets	(51,010)	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(5,141,899)	4,951,144
CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayments to) advances from affiliate	(258,143)	258,143
Subscription fees received	141	141
Costs of issuance	(98,852)	(507,857)
NET CASH USED IN FINANCING ACTIVITIES	(356,854)	(249,573)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(6,291,039)	$4,408,960
CASH AND CASH EQUIVALENTS, beginning of year	8,127,243	3,718,283
CASH AND CASH EQUIVALENTS, end of year	$1,836,204	$8,127,243
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid for the year	$—	$897,986
Income taxes paid for the year	$215,406	$825,000

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	Organization and Operations:
Physicians’ Insurance Program Exchange (“Exchange”) is an unincorporated, subscriber-owned, exchange organized on March 14, 2005. The Exchange received its Certificate of Authority on August 24, 2005 and is licensed by the Commonwealth of Pennsylvania Insurance Department (the “Department”) as a reciprocal insurance exchange. Additionally, the Exchange was licensed as an admitted carrier on October 15, 2013 by the South Carolina Department of Insurance. The Exchange’s primary business is to provide medical professional liability insurance consisting of claims-made and occurrence basis policies to health care providers practicing in the Commonwealth of Pennsylvania. The members of the Exchange consist exclusively of the Exchange’s subscribers. Underwriting is based on the applicants’ specialty, location and claims history.
The Exchange is managed by Physicians’ Insurance Program Management Company (“PIPMC”) pursuant to the terms of an Attorney-In-Fact Agreement between the Exchange and PIPMC, effective August 24, 2005. Pursuant to the terms of the agreement, PIPMC provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Exchange and pays certain expenses on behalf of the Exchange for 25% of gross written premium.
PIPMC has the power to direct the activities of the Exchange that most significantly impact the Exchange economic performance by acting as the common attorney-in-fact and decision maker for the subscribers at the Exchange. PIPMC is a wholly-owned subsidiary of Diversus, Inc. (“Diversus”), a Delaware domiciled holding company, effective as of November 23, 2015.

2.	Summary of Significant Accounting Policies and Principles:
Basis of Presentation
The Exchange prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Actual results could differ from these estimates and such differences could be material. The Exchange’s principal estimates include the liability for losses and loss adjustment expenses, deferred acquisition costs, other-than-temporary impairments of investments, and valuation of deferred tax assets.
Cash and Cash Equivalents
The Exchange considers cash and cash equivalents to be cash on hand and depository bank accounts with original maturities of three months or less, are readily convertible to known amounts of cash, and present insignificant risk of changes in value due to changing interest rates.
Investments
Investments in fixed maturity and equity securities are classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are recorded directly to accumulated other comprehensive income. Realized gains and losses on sales of available-for-sale securities are recognized into income based upon the specific identification method. Interest and dividends are recognized as earned.
The Exchange has ownership interest in a limited partnership. The Exchange’s partnership interest is carried on the equity method, which approximates the Exchange’s equity in the underlying net assets of the partnership. Equity income or loss is credited or charged, as appropriate, to the accompanying statements of operations and comprehensive income. The investment in the limited partnership is presented as “other invested assets” in the accompanying balance sheets.
The Exchange considers short-term investments to be short-term, highly liquid investments that are less than one year in term to the dates of maturities at the purchase dates that they present insignificant risk of changes in value

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

due to changing interest rates.
The Exchange regularly evaluates all of its investments based on current economic conditions, credit loss experience, and other specific developments. If there is a decline in a securities’ net realizable that is other than temporary, it is considered as a realized loss and the cost basis in the security is reduced to its estimated fair value.
Other-than-temporary-impairments (OTTI) of debt securities are separated into credit and noncredit-related amounts when there are credit-related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors is recorded in other comprehensive income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the “credit loss.”
Deferred Acquisition Costs
Deferred acquisition costs consist of costs that vary with and are directly related to the successful acquisition of new and renewal insurance contracts. These costs primarily consist of sales commissions, management fees, and premium taxes, are deferred, and amortized as premiums are earned over the applicable policy term.
Liability for Losses and Loss Adjustment Expenses
Liability for losses and loss adjustment expenses include an amount determined from individual case estimates and loss reports and an amount, based on prior experience, actuarial assumptions and management judgments for losses incurred but not reported. Such liabilities are necessarily based on assumptions and estimates and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates for establishing the resulting liabilities are continually reviewed. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based upon the assumption that past developments are an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends, and other relevant factors. The uncertainties involved with the reserving process include internal factors, such as changes in claims handling procedure, as well external factors, such as economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final loss settlements may vary from the present estimates, particularly when those payments may not occur until well into the future. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.
The Exchange offers extended reporting coverage at no additional charge in the event of disability, death or retirement after a policyholder reaches the age of 55 and has been an Exchange policyholder for least five years. An extended reporting endorsement policy reserve is required to assure that premiums are not earned prematurely. The Exchange has this reserve actuarially determined with the balance included in unearned premiums. The extended reporting endorsement policy reserve amounted to $600,000 and $556,569 at December 31, 2017 and 2016, respectively.
Premium Deficiency Reserves
Premium deficiency reserves and the related expenses are recognized when it is probable that expected future benefit payments, loss adjustment expenses, direct administration costs, and an allocation of indirect administration costs under a group of existing contracts will exceed anticipated future premiums and reinsurance recoveries considered over the remaining lives of the contracts, and are recorded as “losses and loss adjustment expenses” in the accompanying balance sheets. The Exchange has not recorded any premium deficiency reserves as of December 31, 2017 or 2016. The analysis of premium deficiency reserves was completed as of December 31, 2017.  The Exchange did not consider anticipated investment income when calculating the premium deficiency reserves.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Reinsurance
The Exchange began using deposit accounting to account for reinsurance transactions under the reinsurance contract in December 2014 principally since the reinsurance contract lacked transfer of risk provisions. With the execution of the consolidated reinsurance contract with Professional Casualty Association (the “Association”), a Pennsylvania reciprocal inter-insurance exchange, effective as of January 1, 2016, the Exchange discontinued the use of the deposit method with all obligations under the previous reinsurance contract commutated as of that date. Under the consolidated contract with the Association, the Exchange cedes insurance risk to other insurance companies. This arrangement allows the Exchange to minimize the net loss potential arising from large risks. Reinsurance contracts do not relieve the Exchange of its obligation to its subscribers. Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The reinsurance contract provides for return premium based on the actual loss experience of the written and reinsured business. The Exchange estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance contract.
Conversion Costs
The Exchange incurred direct consulting and other costs related to the conversion from a reciprocal insurance exchange to a stock form of ownership as further discussed in Note 10. Such costs are included as a component of members’ equity in the accompanying balance sheets. Upon completion of the conversion, such costs are to be charged against the gross proceeds of the offering.
Revenue Recognition
Premiums of the Exchange are earned on a daily pro rata basis over the terms of the insurance policies. Unearned premium reserves are established to cover the unexpired portion of the policies in force less amounts ceded to reinsurers. For consideration received for policies with effective dates subsequent to the reporting period, the Exchange records an advanced premium liability in lieu of written premium.
Comprehensive Income
Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments and unrealized losses related to factors other than credit on fixed income securities are reported as a separate component in the equity section in the accompanying balance sheets. Such items, along with net income/(loss), are components of comprehensive income and are reflected in the accompanying statements of operations and comprehensive income.
Reclassifications of realized gains and losses on sales of investments out of accumulated other comprehensive income (loss) are recorded in investment income in the accompanying statements of operations and comprehensive income.
I ncome Taxes
The Exchange accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Exchange’s financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Exchange records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Exchange considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations.
The Exchange recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statements of operations and comprehensive income. Accrued interest and penalties are included within the related tax liability line in the accompanying balance sheets.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Recently Adopted Accounting Pronouncements
The Exchange adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU” or “Update”) 2015-09, Disclosures about Short-Duration Contracts, addressing enhanced disclosure requirements for insurers relating to short-duration insurance contract claims and the unpaid claims liability roll-forward for long and short-duration contracts. The disclosures are intended to provide users of financial statements with more transparent information about an insurance entity’s initial claim estimates and subsequent adjustments to those estimates, the methodologies and judgments used to estimate claims, and the timing, frequency, and severity of claims. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
The Exchange elected to early adopt the provisions of ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update allow a reclassification from accumulated other comprehensive income to members’ equity for stranded tax effects resulting from passage of the Tax Cuts and Jobs Act (“TCJA”). In connection with the adoption of ASU 2018-02, the Exchange has adopted the policy option available under ASU 2018-02 of reclassifying the income tax effects related to change in tax rates from accumulated other comprehensive income to members’ equity during the year ended December 31, 2017. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
Recently Issued Accounting Pronouncements
New accounting rules and disclosure requirements can impact the results and the comparability of the Exchange’s financial statements. The following recently issued accounting pronouncements are relevant to the Exchange’s financial statements:
Accounting Standards Update (“ASU”) 2016-18: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Subtopic 230) Restricted Cash. The amendments in this Update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2018. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require among other things that equity investments to be measured at fair value with changes in fair value recognized in net income, simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, require an entity to present separately in other comprehensive income the portion of the total change in the fair value of the liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The ASU is effective for annual periods beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a material impact on the financial statements.
ASU 2015-17: In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The ASU is effective prospectively for annual periods beginning after December 15, 2017. The adoption of ASU 2015-17 is not expected to have a material impact on the financial statements.
Reclassifications
Certain previously reported amounts have been reclassified to conform to the presentation used in the

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

December 31, 2017 financial statements. Such reclassifications had no impact on members’ equity or net income.

3.	Concentrations of Credit Risk:
Financial instruments which potentially subject the Exchange to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, non-U.S. government bonds, premiums receivable, and balances recoverable from reinsurers. Non-U.S. government bonds are diversified and no one investment accounts for a significant portion of the Exchange’s invested assets. The Association maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Exchange has not experienced any losses from bank accounts.
Insureds consist of healthcare providers in which no one insured accounted for over 20% of premiums receivable at December 31, 2017 and 2016. At December 31, 2017 and 2016, the Exchange had reinsurance balances recoverable of $156,443 and $90,868, respectively, and reinsurance payable to the reinsurer of $10,661 and $71,743, respectively, for unpaid losses and loss adjustment expenses, contingent commissions receivable, and unearned premiums due from one authorized reinsurer, which is domiciled outside of the United States of America.
Premiums receivable include amounts due from a premium financing company that are paid within 30 days of the effective date of the insurance policy. Management is of the opinion there is minimal risk due to the premium financing company accepting all recourse for nonpayment by the subscriber.

4.	Variable Interest Entity:
The Exchange is a reciprocal insurance exchange domiciled in Pennsylvania, for which PIPMC serves as attorney-in-fact. PIPMC holds a variable interest in the Exchange due to the absence of decision-making capabilities by the equity owners (subscribers/policyholders) of the Exchange and due to the significance of the management fee the Exchange pays to PIPMC as its decision maker. As a result, PIPMC is deemed to have a controlling financial interest in the Exchange and is considered to be its primary beneficiary.
All medical professional liability insurance operations are owned by the Exchange, and PIPMC functions solely as the management company.
PIPMC has not provided financial or other support to the Exchange for any of the reporting periods presented. At December 31, 2017 and 2016, there are no explicit or implicit arrangements that would require PIPMC to provide future financial support to the Exchange.

5.	Investments:
The Exchange’s available-for-sale securities are stated at fair value, which is the price that would be received to sell the asset in an orderly transaction between willing market participants as of the measurement date.
The Exchange uses various valuation techniques and assumptions when estimating fair value, which are in accordance with accounting principles for fair value measurement of assets and liabilities that are recognized or disclosed in the financial statements on a recurring basis. These principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 - Quoted (unadjusted) prices for identical assets in active markets.
Level 2 - Other observable inputs, either directly or indirectly, including:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in nonactive markets (few transactions, limited information, noncurrent prices, high variability over time, etc.);

•	Inputs other than quoted prices that are observable for the asset (interest rates, yield curves, volatilities, default rates, etc.);

•	Inputs that are derived principally from or corroborated by other observable market data.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Level 3 - Unobservable inputs that cannot be corroborated by observable market data.
The estimated fair values of bonds and common stocks are based on quoted market prices where available. The Exchange obtains one price for each security primarily from a third-party pricing service (“pricing service”), which generally uses quoted prices or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates, and prepayment speeds. As the Exchange is responsible for the determination of fair value, it performs analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value.
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. The Exchange’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Amortized cost/cost, gross unrealized gains, gross unrealized losses, and fair value of investments by major security type for the results of the Exchange at December 31, 2017 and 2016 are as follows:

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
U.S. government	$4,940,661	$147,753	$44,877	$5,043,537
States, territories, and possessions	200,490	15,866	—	216,356
Subdivisions of states, territories, and possessions	3,205,666	54,515	77,223	3,182,958
Industrial and miscellaneous	12,814,823	37,455	66,073	12,786,205
Total bonds	21,161,640	255,589	188,173	21,229,056
Common stocks	1,580,248	247,978	8,589	1,819,637
	$22,741,888	$503,567	$196,762	$23,048,693

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
U.S. government	$6,052,203	$196,185	$62,420	$6,185,968
States, territories, and possessions	302,045	—	5,353	296,692
Subdivisions of states, territories, and possessions	3,688,403	26,111	80,719	3,633,795
Industrial and miscellaneous	6,443,814	99,761	40,802	6,502,773
Total bonds	16,486,465	322,057	189,294	16,619,228
Common stocks	1,196,668	53,869	19,884	1,230,653
	$17,683,133	$375,926	$209,178	$17,849,881

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

At December 31, 2017, maturities of investments in bond securities are as follows:

	Amortized Cost/Carrying Value	Fair Value
Due in less than one year	$2,126,658	$2,127,137
Due after one year to five years	10,716,159	10,758,992
Due after five years to ten years	7,496,987	7,487,401
Due after ten years	821,836	855,526
	$21,161,640	$21,229,056
Realized gains and losses are determined using the specific identification method. During the years ended December 31, 2017 and 2016, proceeds from maturity and sales and gross realized gains and losses on securities are:

	2017	2016
Proceeds	$5,489,626	$11,732,597
Gross gains	98,767	52,596
Gross losses	48,096	236,319
The components of net investment income are as follows:

	2017	2016
Bonds	$510,632	$656,342
Cash and short-term investments	26,662	24,180
Common stocks	58,073	19,898
Limited partnership	2,684	—
Net gain (loss) on sales of investments	50,671	(183,723)
	648,722	516,697
Less investment expenses	77,259	54,925
Net investment income	$571,463	$461,772

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2017:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$259,329	$1,404
Subdivisions of states, territories, and possessions	127,479	646
Industrial and miscellaneous	6,919,636	53,723
Common stocks	187,070	6,100
	$7,493,514	$61,873

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$2,087,424	$43,473
Subdivisions of states, territories, and possessions	890,308	76,577
Industrial and miscellaneous	1,707,035	12,350
Common stocks	98,136	2,489
	$4,782,903	$134,889

	Totals
	Fair Value	Unrealized Losses
U.S. government	$2,346,753	$44,877
Subdivisions of states, territories, and possessions	1,017,787	77,223
Industrial and miscellaneous	8,626,671	66,073
Common stocks	285,206	8,589
	$12,276,417	$196,762

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2016:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$2,338,279	$53,564
States, territories, and possessions	296,692	5,353
Subdivisions of states, territories, and possessions	2,069,714	46,572
Industrial and miscellaneous	1,458,496	14,600
Common stocks	602,086	19,884
	$6,765,267	$139,973

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$403,669	$8,856
Subdivision of states, territories, and possessions	116,822	34,147
Industrial and miscellaneous	1,937,346	26,202
	$2,457,837	$69,205

	Totals
	Fair Value	Unrealized Losses
U.S. government	$2,741,948	$62,420
States, territories, and possessions	296,692	5,353
Subdivision of states, territories, and possessions	2,186,536	80,719
Industrial and miscellaneous	3,395,842	40,802
Common stocks	602,086	19,884
	$9,223,104	$209,178
The unrealized losses on investments in U.S. government and agency securities, state securities, and corporate debt securities at December 31, 2017 and 2016 were primarily caused by general economic conditions and not by unfavorable changes in credit ratings associated with these securities. The Exchange evaluates impairment at each reporting period for each of the securities where the fair value of the investment is less than its carrying value. The contractual cash flows of the U.S. government and agency obligations are guaranteed either by the U.S. government or an agency of the U.S. government. It is expected that the securities would not be settled at a price less than the carrying value of the investment, and the Exchange does not intend to sell the investment until the unrealized loss is fully recovered. The Exchange evaluated the credit ratings of the state and agency obligations and corporate obligations, noting whether a significant deterioration since purchase or other factors that may indicate an other-than-temporary-impairment such as the length of time and extent to which fair value has been less than cost, the financial condition, and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Exchange’s intent to sell the investment.
During the year ended December 31, 2015, two Exchange investments in industrial and miscellaneous bonds related to the oil and gas industry were determined to be other-than-temporarily impaired. Due to the economic conditions in the oil and gas industry, in general, and with these specific investments, management of the Exchange determined that these securities should be written down to their net realizable values. During the year ended December 31, 2015, a portion of the unrealized losses related to these securities totaling $69,761, net of income tax

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

effect of $23,719, were recognized as realized losses of the Exchange. The fair value of these securities was $39,068 at December 31, 2015. During the year ended December 31, 2016, both of these investments were sold. Additionally, management of the Exchange determined that there were no other investment securities other-than-temporarily impaired as of and for years ended December 31, 2017 and 2016.
The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
U.S. government	$5,043,537	$—	$5,043,537	$—
States, territories, and possessions	216,356	—	216,356	—
Subdivisions of states, territories and possessions	3,182,958	—	3,182,958	—
Industrial and miscellaneous	12,786,205	—	12,786,205	—
Total bonds	21,229,056	—	21,229,056	—
Common stocks	1,819,637	1,819,637	—	—
	$23,048,693	$1,819,637	$21,229,056	$—
The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis as of December 31, 2016:

	Total	Level 1	Level 2	Level 3
U.S. government	$6,185,968	$—	$6,185,968	$—
States, territories, and possessions	296,692	—	296,692	—
Subdivisions of states, territories and possessions	3,633,795	—	3,633,795	—
Industrial and miscellaneous	6,502,773	—	6,502,773	—
Total bonds	16,619,228	—	16,619,228	—
Common stocks	1,230,653	1,230,653	—	—
	$17,849,881	$1,230,653	$16,619,228	$—

6.	Deferred Acquisition Costs:
The following table summarizes the components of deferred acquisition costs for the years ended December 31, 2017 and 2016:

	2017	2016
Balance, beginning of year	$422,310	$471,914
Amount capitalized during the year	1,370,230	1,473,025
Amount amortized during the year	1,407,583	1,522,629
Balance, end of year	$384,957	$422,310

7.	Reinsurance:
In 2014, the Exchange began using deposit accounting to account for reinsurance transactions under its reinsurance contract. This was due to the reinsurance contract with Wesco Insurance Company (“Wesco”) not meeting the transfer of risk requirements. The Exchange maintained reinsurance to ensure against the adverse economic impact of catastrophic claims. Reinsurance contracts do not relieve the Exchange from its obligations to subscribers. The reinsurance contract with Wesco was terminated effective January 1, 2016 with all obligations commutated as of that

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

date. The reinsurance deposit related to the policy was terminated in September 2016. Interest expense incurred by the Exchange for the year ended December 31, 2016 was $897,986.
Effective January 1, 2016, the Exchange and Professional Casualty Association (the “Association”), a Pennsylvania reciprocal inter-insurance exchange, entered into an annual consolidated reinsurance contract with Guy Carpenter & Co, LLC. Under the terms of the agreement, reinsurance is ceded by the Association and the Exchange. For Medical Care Availability and Reduction of Error Fund (“MCARE”) eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $500,000 in excess of $500,000 per claim. Stand-alone Clinics, Health Care Organizations and Dental Professional Liability insureds, not covered by MCARE, are reinsured at limits of $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contract had a two-year term and was terminated on December 31, 2017.
The effect of reinsurance on premiums written, amounts earned, and losses and loss adjustment expenses incurred for the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Premiums written:
Direct	$3,647,265	$4,172,025
Ceded	619,507	709,243
Premiums written, net of reinsurance	$3,027,758	$3,462,782
Premiums earned:
Direct	$3,790,684	$4,307,012
Ceded	642,768	514,409
Premiums earned, net of reinsurance	$3,147,916	$3,792,603
Losses and loss adjustment expenses incurred:
Direct	$1,888,646	$300,494
Ceded	65,575	90,868
Losses and loss adjustment expenses incurred, net of reinsurance	$1,823,071	$209,626

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

8.	Losses and Loss Adjustment Expenses:
Activity in the liability for losses and loss adjustment expenses for the years ended December 31, 2017 and 2016 are summarized as follows:

	2017	2016
Losses and loss adjustment expenses, beginning of year - gross	$12,343,048	$14,888,307
Less: Reinsurance recoverable, beginning of year	90,868	—
Losses and loss expense reserves, beginning of year - net	12,252,180	14,888,307
Incurred related to:
Current year	2,163,071	2,541,626
Prior years	(340,000)	(2,332,000)
Total incurred	1,823,071	209,626
Paid related to:
Current year	29,623	257,951
Prior years	2,440,938	2,587,802
Total paid	2,470,561	2,845,753
Losses and loss adjustment expenses, end of year - net	11,604,690	12,252,180
Add: Reinsurance recoverable, end of year	156,443	90,868
Losses and loss adjustment expenses, end of year - gross	$11,761,133	$12,343,048
The liability for losses and loss adjustment expenses at December 31, 2017 and 2016 were $11,761,133 and $12,343,048, respectively. For the years ended December 31, 2017 and 2016, $2,440,938 and $2,587,802, respectively, has been paid for incurred claims attributable to insured events of prior years. Original estimates are increased or decreased, as additional information becomes known regarding individual claims. During the year ended December 31, 2016, the Exchange had a favorable development in the amount of $2,332,000 which was primarily related to commutation of the 2012 and 2013 reinsurance treaty in the amount of $1,728,613 as well as a favorable development in the amount of $603,387 related to the reduction in the ultimate loss reserves for occurrence policies in 2013 and 2014. The favorable development of $340,000 during the year ended December 31, 2017 was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2013 and 2014 policy years.
Incurred and Paid Loss Development Information - Unaudited
The following information about incurred and paid loss development as of December 31, 2017, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities, plus expected development on report claims included within the net incurred claims amounts.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The information about incurred and paid claims development for the years ended December 31, 2008 to December 31, 2016, is presented as supplementary information and is unaudited.

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)										As of December 31, 2017
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total of Incurred-But-Not-Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
2008	$3,610	$2,783	$2,293	$1,389	$1,117	$1,035	$1,037	$886	$770	$875	$29	23
2009		4,299	3,801	4,603	4,624	4,687	5,501	6,253	6,663	7,421	90	37
2010			5,262	4,314	4,306	4,229	3,517	3,667	3,048	3,224	54	34
2011				4,736	3,773	3,664	4,352	4,203	4,772	4,454	271	34
2012					4,170	3,176	3,314	3,400	2,927	2,914	328	22
2013						3,388	3,100	2,750	2,063	1,183	235	18
2014							3,551	3,150	2,247	1,137	222	20
2015								3,452	2,918	3,002	908	27
2016									2,800	3,486	1,229	26
2017										2,026	1,604	10
										$29,722

	Cumulative Losses and Loss Adjustment Expenses, Net of Reinsurance (in thousands)
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
2008	$21	$(1,085)	$(817)	$(50)	$341	$481	$519	$617	$722	$739
2009		52	315	1,112	2,122	3,246	4,449	4,620	6,075	6,695
2010			167	503	1,631	2,363	1,802	2,392	2,611	2,724
2011				111	390	1,342	1,232	3,155	3,688	3,802
2012					496	657	1,496	2,166	1,984	2,361
2013						70	324	584	445	573
2014							90	367	419	562
2015								63	293	827
2016									239	536
2017										26
										$18,845
			All outstanding liabilities before 2008, net of reinsurance							506
		Liabilities for losses and loss adjustment expenses, net of reinsurance								$11,383

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
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NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Reconciliation
The reconciliation for the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses at December 31, 2017 in the accompanying balance sheet is as follows:

2017
Net outstanding liabilities for losses and loss adjustment expenses:
Medical professional	$11,382,954
Liabilities for losses and loss adjustment expenses, net of reinsurance	11,382,954
Reinsurance recoverable on unpaid claims:
Medical professional	156,443
Total reinsurance recoverable on unpaid claims	156,443
Unallocated loss adjustment expenses	221,736
Total gross liability for losses and loss adjustment expenses	$11,761,133
Actuarial Assumptions and Methodologies
The Exchange uses a combination of the Actual versus Expected Method, Bornhuetter-Ferguson Method, Frequency/Severity Method, and the Loss Development Method in order to estimate its liability for losses and loss adjustment expenses. There were no significant changes in the methodologies and assumptions used to develop the liabilities for losses and loss adjustment expenses for the years ended December 31, 2017 and 2016.
Losses Duration Information
The following is supplemental information about average historical claims duration at December 31, 2017:

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
Accident Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Medical professional	5.2%	(4.3)%	21.4%	20.8%	15.0%	15.1%	4.0%	11.4%	10.2%	1.9%

9.	Income Taxes:
The components of the Exchange’s income tax provision for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Current provision	$(30,020)	$931,193
Deferred tax provision	131,414	(625,702)
	$101,394	$305,491

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The Exchange’s U.S. federal statutory income tax rate applicable to ordinary income was 34% for the years ended December 31, 2017 and 2016. The income tax provision differs from that computed by applying federal statutory rate to income before income taxes for the years ended December 31, 2017 and 2016 is summarized as follows:

	2017	2016
Expected tax provision at federal statutory rate	$47,620	$476,872
Permanent and other items	(28,368)	(13,413)
Deferred adjustments	(15,955)	(157,968)
Alternative minimum tax	4,262	—
Change in deferred income taxes due to change in enacted tax rates	93,835	—
Net income tax provision	$101,394	$305,491
Deferred taxes are provided for the temporary differences between financial reporting purposes and the income tax purposes of the Exchange’s assets and liabilities. At December 31, 2017 and 2016, the components of the Exchange’s net deferred income taxes consisted of the following:

	2017	2016
Deferred tax assets:
Discount of unearned premiums	$60,382	$105,933
Discount of advance premiums	25,263	60,555
Discount of losses and loss adjustment expenses	177,136	278,219
Capital loss carryforward	41,774	86,184
Guaranty fund assessment	5,692	—
Total deferred tax assets	310,247	530,891
Deferred tax liabilities:
Deferred acquisition costs	80,841	143,585
TCJA transitional adjustment	12,425	—
Other items	410	—
Unrealized gain on investments	64,993	56,694
Total deferred tax liabilities	158,669	200,279
Net deferred tax asset (liability)	$151,578	$330,612
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2017 and 2016, management determined that it is more likely than not that all of the deferred tax assets will be realized by the Exchange in future years. Accordingly, the Exchange did not record a valuation allowance against its deferred tax assets at December 31, 2017 and 2016.
At December 31, 2017 and 2016, the Exchange had $198,923 and $253,483, respectively, of unused capital loss carryforwards available to offset future taxable income. Additionally, the Exchange had $4,262 in alternative minimum tax credits available to offset future taxable income.
The Exchange has applied the provisions of Accounting Standards Codification (“ASC”) 740, Income Taxes , for the years ended December 31, 2017 and 2016. ASC 740 prescribes a recognition threshold and measurement attribute with respect to uncertainty in income tax positions. In applying ASC 740, the Exchange has evaluated its

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

various tax positions taken during the years ended December 31, 2017 and 2016. The Exchange has determined that based solely on the technical merits, each tax position on a current and deferred basis has a more-likely-than-not probability that the tax position will be sustained by taxing authorities. The Exchange is not presently under audit by any taxing authority and there are no other uncertainties and events that are reasonably possible in the next year that would cause a significant change in the amounts of unrecognized tax benefits.
The Exchange did not recognize any interest and penalties in the accompanying statements of operations and comprehensive income for the years ended December 31, 2017 and 2016. The Exchange remains subject to examination by the Internal Revenue Service for tax years 2014 through 2016.
On December 22, 2017, TCJA was signed into law. Most of the provisions of this bill will not affect corporate taxes paid until 2018 and beyond including reducing the top corporate tax rate from 34% to 21%. However, based upon accounting principles generally accepted in the United States of America, deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, the Exchange has measured its deferred income taxes at December 31, 2017 using a tax rate of 21%. The effect on members’ equity was a decrease of $93,835, which is reported as a component of deferred income tax expense of $93,835
Additionally, as part of the enactment of TCJA, property and casualty insurance companies are required to use Internal Revenue Service (“IRS”) prescribed factors to determine the loss discount. From the date of the passage of the new law, the IRS will use a corporate bond yield curve to determine the discount factors and property and casualty insurance companies will no longer be allowed to use their own historical payment patterns to determine their discount factors. Transition rules require that property and casualty insurance companies recalculate the 2017 reserve discount as if the 2018 tax reform rules had been in effect at the time, compare it to the actual 2017 reserve discount, and amortize the difference into taxable income over eight years beginning in 2018. As a result of this comparison, the Exchange recorded as a component of net deferred tax asset a resulting difference amount of $12,425, the gross amount of $59,167 which will be amortized into taxable income beginning in 2018.

10.	Related Party Transactions:
PIPMC, as the attorney-in-fact for the subscribers to the Exchange, is responsible for the exchange of reciprocal insurance contracts among the subscribers and for managing the business of the Exchange as set forth in the Attorney-In-Fact Agreement. Pursuant to the terms of the agreement, PIPMC provides salaries, and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Exchange and pays certain expenses on behalf of the Exchange for 25% of gross written premium. The Attorney-In-Fact Agreement is in effect for an indefinite term, subject only to the right of the Exchange and PIPMC to terminate this Agreement by mutual agreement. Management fee expense incurred by the Exchange in accordance with the Attorney-In-Fact Agreement for the years ended December 31, 2017 and 2016 was $911,816 and $1,043,007 respectively. Management fee expense is included in “other underwriting expenses” in the accompanying statements of operations and comprehensive income. At December 31, 2017 and 2016, the Exchange owed PIPMC $73,365 and $21,814, respectively, for these services which is included in “due to affiliates” in the accompanying balance sheets.
On July 30, 2015, the Board of Directors of the Exchange adopted a Plan of Conversion (“the Plan”) to convert the Exchange from a reciprocal inter-insurance exchange to a stock form of ownership pursuant to the Pennsylvania Medical Professional Liability Reciprocal Exchange-to-Stock Conversion Act. Under the Plan, the Exchange would merge the Association and would become a wholly-owned subsidiary of Professional Casualty Holdings, Inc., a newly formed Pennsylvania business corporation (“Holdings”). As part of the Plan, as amended in September 2016, Holdings will offer and sell its common stock to subscribers of the Exchange and of the Association and to other interested investors. It is expected that Diversus would be a direct or indirect purchaser of common stock in the offering. The Plan is subject to the approval of the Pennsylvania Insurance Commissioner. In connection with the proposed plans, the Exchange incurred conversion costs of $1,226,120 and $1,127,268 at December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, the Exchange had a payable of $7,425 and $37,576, respectively, to Diversus related to these conversion costs; such amounts are included in “due to affiliates” in the accompanying balance sheets.
In connection with the acquisition of PIPMC by Diversus on November 23, 2015, Diversus acquired through its subsidiary, PTP, certain medical insurance accounts from affiliates of PIPMC. During the years ended December 31, 2017 and 2016, PTP provided services related to these contracts totaling $177,358 and $245,782 to the Exchange.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Commission expense is included in “other underwriting expenses” in the accompanying statements of operations and comprehensive income. December 31, 2017 and 2016, the amounts due to PTP related to these services were $8,177 and $11,667, respectively; such amounts are included in “due to affiliates” in the accompanying balance sheets.
The Exchange and Andrews Outsource Solutions, LLC (“AOS”), an affiliate of PIPMC, entered into an agreement, with the Form D filing approved by the Department on February 17, 2016, whereby AOS is to provide litigation management services to the Exchange consisting of developing, implementing, and monitoring the litigation practices and strategy of the handling of specific medical professional liability lawsuits and claims. In April 2017, the litigation management services agreement between AOS and the Exchange was amended, with the Form D filing approved by the Department on April 6, 2017, whereby the fee structure of charges by AOS to the Exchange for each case is based upon the relationship with each respective attorney ranging from $300 to $500 per case per month rather than a flat fee of $500 per case per month. During the years ended December 31, 2017 and 2016, the Exchange incurred litigation management services of $303,900 and $312,000, respectively, related to this agreement; such amounts are included in “losses and loss adjustment expenses” in the accompanying statements of operations and comprehensive income. At December 31, 2017 and 2016, there were no amounts due to AOS related to these services.
In April 2017, the Exchange and Gateway Risk Services, Inc. (“Gateway”), a wholly-owned subsidiary of Diversus, entered into an agreement, with the Form D filing approved by the Department on April 6, 2017, whereby Gateway is to provide defense and cost containment services to the Exchange that were formerly provided by PIPMC to the Exchange prior to the effective date of the agreement. During the year ended December 31, 2017, the Exchange incurred services totaling $42,335 related to this agreement; such amount is included in “losses and loss adjustment expenses” in the accompanying statement of operations and comprehensive income. At December 31, 2017, there was no amount due to Gateway related to these services.
During the year ended December 31, 2017, Diversus Management, Inc. (“DMI”), a wholly-owned subsidiary of Diversus, paid for certain expenses on behalf of the Exchange. Additionally, DMI makes cash disbursements on behalf of each attorney-in-fact subsidiary of Diversus and invoices the respective attorney-in-fact for these transactions. At December 31, 2017, the amount due to DMI by the Exchange was $3,549; such amount is included in “due to affiliates” in the accompanying balance sheet. There were no similar transactions during the year ended December 31, 2016.
During the year ended December 31, 2017, Positive Physicians Insurance Exchange (“PPIX”), a Pennsylvania reciprocal exchange and an affiliate of the Exchange, collected premiums on behalf of the Exchange. At December 31, 2017, the amount due from PPIX was $15,046; such amount is included in “due to affiliates” in the accompanying balance sheet. There was no amount due from PPIX at December 31, 2016.
During the year ended December 31, 2016, the Association paid conversion costs on behalf of the Exchange. At December 31, 2016, the amount due to the Association related to these payments was $258,143; such amount is included in “due to affiliate” in the accompanying balance sheet. There was no amount due to Association related to such costs at December 31, 2017.
During the years ended December 31, 2017 and 2016, Healthcare Professional Services, Inc. (“HPSI”), a wholly-owned subsidiary of Diversus, provided wholesale brokerage services to the Exchange in the amounts of $4,629 and $2,611, respectively. The amounts due to HPSI at December 31, 2017 and 2016 related to these services was $0 and $374, respectively; such amounts are included in “due to affiliates” in the accompanying balance sheets.
As discussed in Note 7, the Exchange and the Association entered into a consolidated reinsurance contract effective as of January 1, 2016. Guy Carpenter and International Specialty Brokers, Ltd (“ISBL”), a wholly-owned subsidiary of Diversus, co-brokered the contract. Guy Carpenter is compensated by the reinsurer through commissions, and Guy Carpenter, in turn, pays a portion of the commissions to ISBL. During the years ended December 31, 2017 and 2016, commission expense incurred by the Exchange related this arrangement with ISBL was $73,458 and $13,846, respectively. At December 31, 2017 and 2016, there were no amounts due to ISBL related to this arrangement.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

11.	Assessments:
The Exchange is aware of various insurance entities’ insolvencies that produced business in the Commonwealth of Pennsylvania. The Exchange has received assessments for its pro-rata share of the cost of such insolvencies from the Pennsylvania Property and Casualty Insurance Guaranty Fund. Statutory accounting principles require the Exchange to provide a liability for the full cost of such insolvencies up to the maximum annual assessment limit (2.0%).
Based upon the available information, the Exchange has provided a gross liability of $27,106 and $0 for guaranty fund assessments at December 31, 2017 and 2016. The Exchange has not recorded applicable premium tax credits at December 31, 2017 and 2016 related to guaranty assessments. Total guaranty fund expense, net of prior years’ refunds and premium tax credits, for the years ended December 31, 2017 and 2016 was $27,106 and $18,251, respectively.
MCARE is a special fund established by the Commonwealth of Pennsylvania to ensure reasonable compensation for persons injured due to medical negligence. Healthcare providers who render 50% or more of his or her healthcare business or practice within Pennsylvania are required to obtain statutory excess professional liability coverage with MCARE by paying a certain percentage (assessment) of the prevailing primary premium charged by the Pennsylvania Professional Liability Joint Underwriting Association to MCARE. The Exchange assesses its policyholders as required by MCARE in addition to collecting the premium assessed. The assessments collected from policyholders are reported as amounts withheld for the accounts of others on the statutory admitted assets, liabilities, and capital and surplus, and no income is recognized by the Association. At December 31, 2017 and 2016, the MCARE receivable was $0 and $1,260, respectively. Additionally, the Exchange had a liability of $209,819 and $21,155 for Mcare assessments at December 31, 2017 and 2016, respectively, for amounts collected on behalf of MCARE.

12.	Statutory Information:
Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements under accounting principles generally accepted in the United States of America (“GAAP”). Prescribed statutory accounting practices (“SAP”) include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (“NAIC”). The statutory financial statements of the Exchange are prepared in accordance with accounting practices prescribed and permitted by the Department.
Financial statements prepared under statutory accounting principles focus on solvency of the insurer and generally provide a more conservative approach than under GAAP. These accounting practices differ in the following respects from GAAP: (1) assets must be included in the statutory balance sheet at “admitted asset value,” whereas GAAP requires historical cost or, in certain instances, fair value; (2) “non-admitted assets” must be excluded through a charge to surplus, while on a GAAP basis “non-admitted assets” are included in the balance sheet net of any allowance valuation; (3) acquisition costs, such as commissions, premium taxes and other items, have been charged to operations when incurred, whereas GAAP allows capitalization of these expenses and amortized over the term of the policies; (4) the carrying value of bonds are based on NAIC ratings whereas GAAP requires bonds to be valued based on whether management intends to hold the bonds to maturity; (5) changes in deferred income taxes are reported directly to surplus, whereas changes to deferred income taxes are reflected in the statement of income for GAAP; and (6) Ceded reinsurance amounts (unearned premiums and estimated loss recoverables) are shown net of the related liability, whereas presented on a gross basis and reflected as an asset for GAAP.
Statutory net income and surplus and other funds of the Exchange as determined in accordance with SAP prescribed or permitted by the Department for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Statutory net income	$170,559	$530,760
Surplus and other funds	12,037,248	12,028,695
In accordance with Pennsylvania law, the Exchange is required to maintain minimum subscribers’ surplus of $1,125,000. During the years ended December 31, 2017 and 2016, no dividends were declared or paid by the Exchange.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The Exchange is subject to minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances and various levels of risk activity. Regulatory compliance is determined by a ratio of the Exchange’s total adjusted capital, as defined by the NAIC, to its authorized control level RBC. At December 31, 2017 and 2016, the Exchange’s RBC exceeded minimum RBC requirements.

13.	Subsequent Events:
Subsequent events have been evaluated through April 27, 2018, which is the date the financial statements were available to be issued.
On January 1, 2018, the Exchange and the Association entered into separate reinsurance contracts with JLT Re (North America), Inc. JLT and Specialty Insurance Services, LLC (“SIS”), a wholly-owned subsidiary of Diversus, co-brokered the contracts. JLT is to be compensated by the reinsurer through commissions, and JLT, in turn, will pay a portion of the commissions to SIS. Under the terms of the agreements, reinsurance is ceded by the Association and the Exchange. For MCARE eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contracts have a two-year term and expire on January 1, 2020.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
BALANCE SHEETS
SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	(Unaudited)	(Unaudited)
	2018	2017
ASSETS
Cash and cash equivalents	$1,208,971	$5,209,253
Short-term investments	149,856	—
Investments in available-for-sale securities, at fair value:
Bonds (Amortized cost of $19,879,355 and $17,886,058)	19,448,807	18,049,122
Common stocks (Cost of $1,702,254 and $1,451,066)	1,919,824	1,614,086
Other invested assets	235,407	125,000
Accrued investment income	134,186	111,000
Premiums receivable	64,491	36,958
Reinsurance recoverable	284,563	282,127
Income taxes recoverable	19,744	390,085
Unearned ceded premiums	89,068	258,022
Deferred acquisition costs	551,383	511,079
Deferred income taxes	189,438	172,007
Other assets	222,388	113,898
TOTAL ASSETS	$24,518,126	$26,872,637
LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Losses and loss adjustment expenses	$10,305,592	$12,021,941
Unearned premiums	2,013,618	2,074,343
Advance premiums	18,845	12,553
Deposits and amounts held for others	19,851	22,763
Reinsurance payable	69,826	171,027
Accounts payable and accrued expenses	122,606	213,138
Due to affiliates	37,200	86,232
TOTAL LIABILITIES	12,587,538	14,601,997
MEMBERS’ EQUITY	11,930,588	12,270,640
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$24,518,126	$26,872,637

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	(Unaudited)	(Unaudited)
	2018	2017
REVENUES:
Net premium earned	$2,366,373	$2,417,910
TOTAL REVENUES	2,366,373	2,417,910
EXPENSES:
Losses and loss adjustment expenses, net	1,265,303	1,495,332
Other underwriting expenses	1,340,647	1,361,893
TOTAL EXPENSES	2,605,950	2,857,225
NET INVESTMENT INCOME	548,086	427,489
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	308,509	(11,826)
PROVISION FOR INCOME TAXES	79,545	(41,442)
NET INCOME	228,964	29,616
OTHER COMPREHENSIVE (LOSS) INCOME:
Unrealized holding (losses) gains on available-for-sale securities, net of income tax benefit (expense) of $111,089 and $(54,175)	(361,808)	165,422
Reclassification adjustments for net realized gain included in net income	(56,101)	(60,261)
Total other comprehensive (loss) income	(417,909)	105,161
COMPREHENSIVE (LOSS) INCOME	$(188,945)	$134,777

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
STATEMENTS OF MEMBERS’ EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Costs of Issuance	Total Members' Equity
Balance, January 1, 2017	$8,050,709	$5,197,760	$110,054	$(1,127,268)	$12,231,255
Subscription fees	141	—	—	—	141
Net income	—	29,616	—	—	29,616
Other comprehensive income	—	—	105,161	—	105,161
Costs of issuance	—	—	—	(95,533)	(95,533)
Balance, September 30, 2017 (unaudited)	$8,050,850	$5,227,376	$215,215	$(1,222,801)	$12,270,640
Balance, January 1, 2018	$8,050,850	$5,196,539	$242,376	$(1,226,120)	$12,263,645
Net income	—	228,964	—	—	228,964
Other comprehensive loss	—	—	(417,909)	—	(417,909)
Costs of issuance	—	—	—	(144,112)	(144,112)
Balance, September 30, 2018 (unaudited)	$8,050,850	$5,425,503	$(175,533)	$(1,370,232)	$11,930,588

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

	(Unaudited)	(Unaudited)
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$228,964	$29,616
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income taxes	73,793	104,430
Net realized gain on sales of investments	(56,101)	(60,261)
Amortization of bond premiums	32,522	52,350
Amortization of deferred acquisition costs	972,085	1,115,286
Amortization of other assets	11,449	—
Changes in operating assets and liabilities:
Accrued investment income	2,668	11,873
Premiums receivable	289,302	421,837
Reinsurance recoverable	(128,120)	(191,259)
Income taxes recoverable	169,489	(326,838)
Unearned ceded premiums	82,505	(63,188)
Deferred acquisition costs	(1,138,511)	(1,204,055)
Other assets	(142,928)	(55,158)
Liability for losses and loss adjustment expenses	(1,455,541)	(321,107)
Unearned premiums	404,366	321,672
Advance premiums	(582,642)	(877,965)
Deposits and amounts held for others	(189,968)	1,608
Reinsurance payable	59,165	99,284
Accounts payable and accrued expenses	11,347	54,521
Due to affiliates	(58,751)	(243,342)
NET CASH USED IN OPERATING ACTIVITIES	(1,414,907)	(1,130,696)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments:
Proceeds from sales and maturities	4,717,398	5,148,036
Purchases	(3,796,220)	(6,803,833)
Other assets	(7,873)	(36,105)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	913,305	(1,691,902)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from affiliates	18,481	—
Subscription fees received	—	141
Costs of issuance	(144,112)	(95,533)
NET CASH USED IN FINANCING ACTIVITIES	(125,631)	(95,392)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(627,233)	$(2,917,990)
CASH AND CASH EQUIVALENTS, beginning of period	1,836,204	8,127,243
CASH AND CASH EQUIVALENTS, end of period	$1,208,971	$5,209,253
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid for the period	$—	$300,406

See notes to financial statements.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

1.	Organization and Operations:
Physicians’ Insurance Program Exchange (“Exchange”) is an unincorporated, subscriber-owned, exchange organized on March 14, 2005. The Exchange received its Certificate of Authority on August 24, 2005 and is licensed by the Commonwealth of Pennsylvania Insurance Department (the “Department”) as a reciprocal insurance exchange. Additionally, the Exchange was licensed as an admitted carrier on October 15, 2013 by the South Carolina Department of Insurance. The Exchange’s primary business is to provide medical professional liability insurance consisting of claims-made and occurrence basis policies to health care providers practicing in the Commonwealth of Pennsylvania. The members of the Exchange consist exclusively of the Exchange’s subscribers. Underwriting is based on the applicants’ specialty, location and claims history.
The Exchange is managed by Physicians’ Insurance Program Management Company (“PIPMC”) pursuant to the terms of an Attorney-In-Fact Agreement between the Exchange and PIPMC, effective August 24, 2005. Pursuant to the terms of the agreement, PIPMC provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Exchange and pays certain expenses on behalf of the Exchange for 25% of gross written premium.
PIPMC has the power to direct the activities of the Exchange that most significantly impact the Exchange economic performance by acting as the common attorney-in-fact and decision maker for the subscribers at the Exchange. PIPMC is a wholly-owned subsidiary of Diversus, Inc. (“Diversus”), a Delaware domiciled holding company, effective as of November 23, 2015.

2.	Summary of Significant Accounting Policies and Principles:
Basis of Presentation
The Exchange prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Actual results could differ from these estimates and such differences could be material. The Exchange’s principal estimates include the liability for losses and loss adjustment expenses, deferred acquisition costs, other-than-temporary impairments of investments, and valuation of deferred tax assets.
Cash and Cash Equivalents
The Exchange considers cash and cash equivalents to be cash on hand and depository bank accounts with original maturities of three months or less, are readily convertible to known amounts of cash, and present insignificant risk of changes in value due to changing interest rates
Investments
Investments in fixed maturity and equity securities are classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are recorded directly to accumulated other comprehensive income (loss). Realized gains and losses on sales of available-for-sale securities are recognized into income based upon the specific identification method. Interest and dividends are recognized as earned.
The Exchange considers short-term investments to be short-term, highly liquid investments that are less than one year in term to the dates of maturities at the purchase dates that they present insignificant risk of changes in value due to changing interest rates.
The Exchange regularly evaluates all of its investments based on current economic conditions, credit loss experience, and other specific developments. If there is a decline in a securities’ net realizable that is other than temporary, it is considered as a realized loss and the cost basis in the security is reduced to its estimated fair value.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Other-than-temporary-impairments (OTTI) of debt securities are separated into credit and noncredit-related amounts when there are credit-related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors is recorded in other comprehensive (loss) income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the "credit loss."
Other Investments
The Exchange has ownership interests in two limited partnerships. The Exchange's partnership interests are carried on the equity method, which approximates the Exchange's equity in the underlying net assets of the partnerships. Equity income or loss is credited or charged, as appropriate, to the accompanying statements of operations and comprehensive (loss) income. The investments in the limited partnerships are presented as "other invested assets" in the accompanying balance sheets.
Deferred Acquisition Costs
Deferred acquisition costs consist of costs that vary with and are directly related to the successful acquisition of new and renewal insurance contracts. These costs primarily consist of sales commissions, management fees, and premium taxes, are deferred, and amortized as premiums are earned over the applicable policy term.
Liability for Losses and Loss Adjustment Expenses
Liability for losses and loss adjustment expenses include an amount determined from individual case estimates and loss reports and an amount, based on prior experience, actuarial assumptions and management judgments for losses incurred but not reported. Such liabilities are necessarily based on assumptions and estimates and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates for establishing the resulting liabilities are continually reviewed. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based upon the assumption that past developments are an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends, and other relevant factors. The uncertainties involved with the reserving process include internal factors, such as changes in claims handling procedure, as well external factors, such as economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final loss settlements may vary from the present estimates, particularly when those payments may not occur until well into the future. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.
The Exchange offers extended reporting coverage at no additional charge in the event of disability, death or retirement after a policyholder reaches the age of 55 and has been an Exchange policyholder for least five years. An extended reporting endorsement policy reserve is required to assure that premiums are not earned prematurely. The Exchange has this reserve actuarially determined with the balance included in unearned premiums. The extended reporting endorsement policy reserve amounted to $600,000 and $556,569 at September 30, 2018 and 2017, respectively.
Premium Deficiency Reserves
Premium deficiency reserves and the related expenses are recognized when it is probable that expected future benefit payments, loss adjustment expenses, direct administration costs, and an allocation of indirect administration costs under a group of existing contracts will exceed anticipated future premiums and reinsurance recoveries considered over the remaining lives of the contracts, and are included in "losses and loss adjustment expenses" in the accompanying balance sheets. The Exchange has not recorded any premium deficiency reserves as of September 30, 2018 or 2017. The analysis of premium deficiency reserves was completed as of September 30, 2018.  The Exchange did not consider anticipated investment income when calculating the premium deficiency reserves.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Reinsurance
The Exchange cedes reinsurance risk to other insurance companies. This arrangement allows the Exchange to minimize the net loss potential arising from large risks. Reinsurance contracts do not relieve the Exchange of its obligation to its subscribers. Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract. The reinsurance contracts provides for return premium based on the actual loss experience of the written and reinsured business. The Exchange estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance contract.
Conversion Costs
The Exchange incurred direct consulting and other costs related to the conversion from a reciprocal insurance exchange to a stock form of ownership as further discussed in Note 10. Such costs are included as a component of members' equity in the accompanying balance sheets. Upon completion of the conversion, such costs are to be charged against the gross proceeds of the offering.
Revenue Recognition
Premiums of the Exchange are earned on a daily pro rata basis over the terms of the insurance policies. Unearned premium reserves are established to cover the unexpired portion of the policies in force less amounts ceded to reinsurers. For consideration received for policies with effective dates subsequent to the reporting period, the Exchange records an advanced premium liability in lieu of written premium.
Comprehensive (Loss) Income
Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments and unrealized losses related to factors other than credit on fixed income securities are reported as a separate component in the equity section in the accompanying balance sheets. Such items, along with net income, are components of comprehensive (loss) income and are reflected in the accompanying statements of operations and comprehensive (loss) income.
Reclassifications of realized gains and losses on sales of investments out of accumulated other comprehensive income (loss) are recorded in investment income in the accompanying statements of operations and comprehensive (loss) income.
Income Taxes
The Exchange accounts for income taxes under the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Exchange’s financial statements . Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Exchange records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Exchange considers all available positive and negative evidence, including future reversal of existing taxable temporary differences , projected future taxable income, tax planning strategies, and recent financial operations.
The Exchange recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statements of operations and comprehensive (loss) income. Accrued interest and penalties are included within the related tax liability line in the accompanying balance sheets.
Recently Adopted Accounting Pronouncements
The Exchange adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU" or "Update") 2015-09, Disclosures about Short-Duration Contracts , addressing enhanced disclosure

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

requirements for insurers relating to short-duration insurance contract claims and the unpaid claims liability roll-forward for long and short-duration contracts. The disclosures are intended to provide users of financial statements with more transparent information about an insurance entity’s initial claim estimates and subsequent adjustments to those estimates, the methodologies and judgments used to estimate claims, and the timing, frequency, and severity of claims. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
The Exchange elected to early adopt the provisions of ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update allow a reclassification from accumulated other comprehensive income (loss) to members' equity for stranded tax effects resulting from passage of the Tax Cuts and Jobs Act ("TCJA"). In connection with the adoption of ASU 2018-02, the Exchange has adopted the policy option available under ASU 2018-02 of reclassifying the income tax effects related to change in tax rates from accumulated other comprehensive income (loss) to members' equity during the year ended December 31, 2017. The adoption of this ASU for the year ended December 31, 2017 did not have material impact on the financial statements.
The Exchange adopted the provisions of ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes for the nine months ended September 30, 2018 . The amendments in this Update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The adoption of this ASU did not have material impact on the financial statements.
Recently Issued Accounting Pronouncements
New accounting rules and disclosure requirements can impact the results and the comparability of the Exchange’s financial statements. The following recently issued accounting pronouncements are relevant to the Exchange’s financial statements:
Accounting Standards Update ("ASU") 2016-18: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Subtopic 230) Restricted Cash. The amendments in this Update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2018. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities . The amendments in this Update require among other things that equity investments to be measured at fair value with changes in fair value recognized in net income, simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, require an entity to present separately in other comprehensive (loss) income the portion of the total change in the fair value of the liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The ASU is effective for annual periods beginning after December 15, 2018. The adoption of ASU 2016-01 is not expected to have a material impact on the financial statements.

3.	Concentrations of Credit Risk:
Financial instruments which potentially subject the Exchange to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, non-U.S. government bonds, premiums receivable, and balances recoverable from reinsurer. Non-U.S. government bonds are diversified and no one investment accounts for a significant portion of the Exchange’s invested assets. The Exchange maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Exchange has not experienced any losses from bank accounts.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Insureds consist of healthcare providers in which no one insured accounted for over 20% of premiums receivable at September 30, 2018 and 2017. At September 30, 2018 and 2017, the Exchange had reinsurance recoverables due from reinsurer of $284,563 and $282,127, respectively. At September 30, 2018 and 2017, the Exchange had reinsurance payables due to the reinsurer of $69,826 and $171,027, respectively, for unpaid losses and loss adjustment expenses, contingent commissions receivable, and unearned premiums due from one authorized reinsurer, which is domiciled outside of the United States of America.
Premiums receivable include amounts due from a premium financing company that are paid within 30 days of the effective date of the insurance policy. Management is of the opinion there is minimal risk due to the premium financing company accepting all recourse for nonpayment by the subscriber.

4.	Variable Interest Entity:
The Exchange is a reciprocal insurance exchange domiciled in Pennsylvania, for which PIPMC serves as attorney-in-fact. PIPMC holds a variable interest in the Exchange due to the absence of decision-making capabilities by the equity owners (subscribers/policyholders) of the Exchange and due to the significance of the management fee the Exchange pays to PIPMC as its decision maker. As a result, PIPMC is deemed to have a controlling financial interest in the Exchange and is considered to be its primary beneficiary.
All medical professional liability insurance operations are owned by the Exchange, and PIPMC functions solely as the management company.
PIPMC has not provided financial or other support to the Exchange for any of the reporting periods presented. At September 30, 2018 and 2017, there are no explicit or implicit arrangements that would require PIPMC to provide future financial support to the Exchange.

5.	Investments:
The Exchange’s available-for-sale securities are stated at fair value, which is the price that would be received to sell the asset in an orderly transaction between willing market participants as of the measurement date.
The Exchange uses various valuation techniques and assumptions when estimating fair value, which are in accordance with accounting principles for fair value measurement of assets and liabilities that are recognized or disclosed in the financial statements on a recurring basis. These principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 - Quoted (unadjusted) prices for identical assets in active markets.
Level 2 - Other observable inputs, either directly or indirectly, including:
• Quoted prices for similar assets in active markets;
• Quoted prices for identical or similar assets in nonactive markets (few transactions, limited information, noncurrent prices, high variability over time, etc.);
• Inputs other than quoted prices that are observable for the asset (interest rates, yield curves, volatilities, default rates, etc.);
• Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.
The estimated fair values of bonds and common stocks are based on quoted market prices where available. The Exchange obtains one price for each security primarily from a third-party pricing service (“pricing service”), which generally uses quoted prices or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates, and prepayment speeds. As the Exchange is responsible for the determination of fair value, it performs analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value.
In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest-level input that is significant to the fair value measurement in its entirety. The Exchange’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Amortized cost/cost, gross unrealized gains, gross unrealized losses, and fair value of investments by major security type for the results of the Exchange at September 30, 2018 and 2017 are as follows:

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2018
U.S. government	$3,414,679	$55,894	$63,396	$3,407,177
States, territories, and possessions	200,474	3,132	—	203,606
Subdivisions of states, territories, and possessions	2,518,718	18,073	48,232	2,488,559
Industrial and miscellaneous	13,745,484	8,624	404,643	13,349,465
Total bonds	19,879,355	85,723	516,271	19,448,807
Common stocks	1,702,254	255,519	37,949	1,919,824
	$21,581,609	$341,242	$554,220	$21,368,631

	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2017
U.S. government	$5,112,397	$174,097	$34,604	$5,251,890
States, territories, and possessions	200,495	16,117	—	216,612
Subdivisions of states, territories, and possessions	3,213,045	62,273	72,065	3,203,253
Industrial and miscellaneous	9,360,121	52,076	34,830	9,377,367
Total bonds	17,886,058	304,563	141,499	18,049,122
Common stocks	1,451,066	187,399	24,379	1,614,086
	$19,337,124	$491,962	$165,878	$19,663,208
At September 30, 2018, maturities of investments in bond securities are as follows:

	Amortized Cost/Carrying Value	Fair Value
Due in less than one year	$1,520,123	$1,508,590
Due after one year to five years	10,030,869	9,884,177
Due after five years to ten years	6,863,007	6,602,896
Due after ten years	1,465,356	1,453,144
	$19,879,355	$19,448,807

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

Realized gains and losses are determined using the specific identification method. During the nine months ended September 30, 2018 and 2017, proceeds from maturity and sales and gross realized gains and losses on securities are:

	2018	2017
Proceeds	$4,717,398	$5,148,036
Gross gains	83,090	94,854
Gross losses	26,989	34,593
The components of net investment income are as follows:

	2018	2017
Bonds	$460,501	$373,694
Cash and short-term investments	7,316	22,755
Common stocks	47,881	34,960
Limited partnerships	1,081	—
Net gain on sales of investments	56,101	60,261
	572,880	491,670
Less investment expenses	24,794	64,181
Net investment income	$548,086	$427,489

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2018:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$582,176	$3,104
Subdivisions of states, territories, and possessions	1,345,403	21,073
Industrial and miscellaneous	7,570,750	215,015
Common stocks	251,181	15,146
	$9,749,510	$254,338

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$1,497,604	$60,292
Subdivisions of states, territories, and possessions	371,858	27,159
Industrial and miscellaneous	4,071,274	189,628
Common stocks	222,651	22,803
	$6,163,387	$299,882

	Totals
	Fair Value	Unrealized Losses
U.S. government	$2,079,780	$63,396
Subdivisions of states, territories, and possessions	1,717,261	48,232
Industrial and miscellaneous	11,642,024	404,643
Common stocks	473,832	37,949
	$15,912,897	$554,220

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The following table shows gross unrealized losses and fair value of the Exchange’s investments with unrealized losses that are not deemed to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2017:

	Less than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$1,874,639	$28,583
Subdivisions of states, territories, and possessions	449,594	1,232
Industrial and miscellaneous	4,088,446	22,978
Common stocks	273,648	20,983
	$6,686,327	$73,776

	Greater than 12 Months
	Fair Value	Unrealized Losses
U.S. government	$462,256	$6,021
Subdivision of states, territories, and possessions	80,080	70,833
Industrial and miscellaneous	790,724	11,852
Common stocks	25,212	3,396
	$1,358,272	$92,102

	Totals
	Fair Value	Unrealized Losses
U.S. government	$2,336,895	$34,604
Subdivision of states, territories, and possessions	529,674	72,065
Industrial and miscellaneous	4,879,170	34,830
Common stocks	298,860	24,379
	$8,044,599	$165,878
The unrealized losses on investments in U.S. government and agency securities, state securities, and corporate debt securities at September 30, 2018 and 2017 were primarily caused by general economic conditions and not by unfavorable changes in credit ratings associated with these securities. The Exchange evaluates impairment at each reporting period for each of the securities where the fair value of the investment is less than its carrying value. The contractual cash flows of the U.S. government and agency obligations are guaranteed either by the U.S. government or an agency of the U.S. government. It is expected that the securities would not be settled at a price less than the carrying value of the investment, and the Exchange does not intend to sell the investment until the unrealized loss is fully recovered. The Exchange evaluated the credit ratings of the state and agency obligations and corporate obligations, noting whether a significant deterioration since purchase or other factors that may indicate an other-than-temporary-impairment such as the length of time and extent to which fair value has been less than cost, the financial condition, and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Exchange’s intent to sell the investment. Management of the Exchange determined that there were no investments which were other-than-temporarily-impaired as of and for the nine months ended September 30, 2018 and 2017.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis as of September 30, 2018:

	Total	Level 1	Level 2	Level 3
U.S. government	$3,407,177	$—	$3,407,177	$—
States, territories, and possessions	203,606	—	203,606	—
Subdivisions of states, territories and possessions	2,488,559	—	2,488,559	—
Industrial and miscellaneous	13,349,465	—	13,349,465	—
Total bonds	19,448,807	—	19,448,807	—
Common stocks	1,919,824	1,919,824	—	—
	$21,368,631	$1,919,824	$19,448,807	$—
The table below presents the level within the fair value hierarchy generally utilized by the Exchange to estimate the fair value of assets disclosed on a recurring basis as of September 30, 2017:

	Total	Level 1	Level 2	Level 3
U.S. government	$5,251,890	$—	$5,251,890	$—
States, territories, and possessions	216,612	—	216,612	—
Subdivisions of states, territories and possessions	3,203,253	—	3,203,253	—
Industrial and miscellaneous	9,377,367	—	9,377,367	—
Total bonds	18,049,122	—	18,049,122	—
Common stocks	1,614,086	1,614,086	—	—
	$19,663,208	$1,614,086	$18,049,122	$—

6.	Deferred Acquisition Costs:
The following table summarizes the components of deferred acquisition costs for the nine months ended September 30, 2018 and 2017:

	2018	2017
Balance, beginning of period	$384,957	$422,310
Amount capitalized during the period	1,138,511	1,204,055
Amount amortized during the period	972,085	1,115,286
Balance, end of period	$551,383	$511,079

7.	Reinsurance:
On January 1, 2016, the Exchange and Professional Casualty Association (the “Association”), a Pennsylvania reciprocal inter-insurance exchange, entered into a consolidated reinsurance contract with Guy Carpenter & Co, LLC. Under the terms of the agreement, reinsurance is ceded by the Association and the Exchange. For Medical Care Availability and Reduction of Error Fund ("MCARE") eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $500,000 in excess of $500,000 per claim. Stand-alone Clinics, Health Care Organizations and Dental Professional Liability insureds, not covered by MCARE, are reinsured at limits of $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

$1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contract had a two-year term and was terminated on December 31, 2017.
On January 1, 2018, the Exchange and the Association entered into separate reinsurance contracts with JLT Re (North America), Inc. ("JLT"). Under the terms of the agreements, reinsurance is ceded by the Association and the Exchange. For MCARE eligible insureds in Pennsylvania, the reinsurance liability is $200,000 in excess of $300,000 per claim. For insured individuals not covered by MCARE, the reinsurance liability is $700,000 in excess of $300,000 per claim. For insureds in South Carolina and Michigan with policy limits of $200,000 per claim, the reinsurer liability is $100,000 in excess of $100,000 per claim. For insureds with policy limits in excess of $200,000 per claim, not exceeding $1,000,000 per claim, the reinsurance liability is $700,000 in excess of $300,000. The reinsurance contracts have a two-year term and expire on January 1, 2020.
The effect of reinsurance on premiums written, amounts earned, and losses and loss adjustment expenses incurred for the nine months ended September 30, 2018 and 2017 is as follows:

	2018	2017
Premiums written:
Direct	$3,028,368	$3,223,934
Ceded	175,124	547,540
Premiums written, net of reinsurance	$2,853,244	$2,676,394
Premiums earned:
Direct	$2,624,002	$2,902,262
Ceded	257,629	484,352
Premiums earned, net of reinsurance	$2,366,373	$2,417,910
Losses and loss adjustment expenses incurred:
Direct	$1,393,423	$1,686,591
Ceded	128,120	191,259
Losses and loss adjustment expenses incurred, net of reinsurance	$1,265,303	$1,495,332

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

8.	Losses and Loss Adjustment Expenses:
Activity in the liability for losses and loss adjustment expenses for the nine months ended September 30, 2018 and 2017 are summarized as follows:

	2018	2017
Losses and loss adjustment expenses, beginning of period - gross	$11,761,133	$12,343,048
Less: Reinsurance recoverable, beginning of period	156,443	90,868
Losses and loss adjustment expenses, beginning of period - net	11,604,690	12,252,180
Incurred related to:
Current period	1,548,352	1,716,242
Prior periods	(283,049)	(220,910)
Total incurred	1,265,303	1,495,332
Paid related to:
Current period	73,330	49,142
Prior periods	2,775,634	1,958,556
Total paid	2,848,964	2,007,698
Losses and loss adjustment expenses, end of period - net	10,021,029	11,739,814
Add: Reinsurance recoverable, end of period	284,563	282,127
Losses and loss adjustment expenses, end of period - gross	$10,305,592	$12,021,941
The liability for losses and loss adjustment expenses at September 30, 2018 and 2017 were $10,305,592 and $12,021,941, respectively. For the nine months ended September 30, 2018 and 2017, $2,775,634 and $1,958,556, respectively, has been paid for incurred claims attributable to insured events of prior periods. Original estimates are increased or decreased, as additional information becomes known regarding individual claims. The favorable development for the nine months ended September 30, 2017 of $220,910 was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2013 and 2014 policy years.  The favorable development for the nine months ended September 30, 2018 of $283,049 was primarily related to re-estimation of unpaid losses and loss adjustment expenses in the 2009, 2010 & 2011 policy years.

9.	Income Taxes:
The components of the Exchange’s income tax provision for the nine months ended September 30, 2018 and 2017 are as follows:

	2018	2017
Current provision	$5,752	$(145,872)
Deferred tax provision	73,793	104,430
	$79,545	$(41,442)

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

The Exchange’s U.S. federal statutory income tax rate applicable to ordinary income was 21% and 34% for the nine months ended September 30, 2018 and 2017, respectively. The income tax provision differs from that computed by applying federal statutory rates to income (loss) before income taxes for the nine months ended September 30, 2018 and 2017 is summarized as follows:

	2018	2017
Expected tax provision at federal statutory rate	$64,787	$(4,021)
Permanent and other items	(8,681)	(20,931)
Deferred adjustments	23,439	(16,490)
Net income tax provision	$79,545	$(41,442)
Deferred taxes are provided for the temporary differences between financial reporting purposes and the income tax purposes of the Exchange’s assets and liabilities. At September 30, 2018 and 2017, the components of the Exchange’s net deferred income taxes consisted of the following:

	2018	2017
Deferred tax assets:
Discount of unearned premiums	$80,831	$123,510
Discount of advance premiums	791	854
Discount of losses and loss adjustment expenses	153,493	266,584
Capital loss carryforward	31,050	65,695
Unrealized loss on investments	46,660	—
Guaranty fund assessment	4,540	—
Total deferred tax assets	317,365	456,643
Deferred tax liabilities:
Deferred acquisition costs	115,790	173,767
TCJA transitional adjustment	11,260	—
Other items	877	—
Unrealized gain on investments	—	110,869
Total deferred tax liabilities	127,927	284,636
Net deferred tax asset	$189,438	$172,007
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. At September 30, 2018 and 2017, management determined that it is more likely than not that all of the deferred tax assets will be realized by the Exchange in future years. Accordingly, the Exchange did not record a valuation allowance against its deferred tax assets at September 30, 2018 and 2017.
At September 30, 2018 and 2017, the Exchange had $147,858 and $193,222, respectively, of unused capital loss carryforwards available to offset future taxable income. Additionally, at September 30, 2018, the Exchange had $4,262 in alternative minimum tax credits available to offset future taxable income.
The Exchange has applied the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes , for the nine months ended September 30, 2018 and 2017. ASC 740 prescribes a recognition threshold and measurement attribute with respect to uncertainty in income tax positions. In applying ASC 740, the Exchange has evaluated its

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

various tax positions taken during the nine months ended September 30, 2018 and 2017. The Exchange has determined that based solely on the technical merits, each tax position on a current and deferred basis has a more-likely-than-not probability that the tax position will be sustained by taxing authorities. The Exchange is not presently under audit by any taxing authority and there are no other uncertainties and events that are reasonably possible in the next year that would cause a significant change in the amounts of unrecognized tax benefits.
The Exchange did not recognize any interest and penalties in the accompanying statements of operations and comprehensive (loss) income for the nine months ended September 30, 2018 and 2017. The Exchange remains subject to examination by the Internal Revenue Service for tax years 2015 through 2017.
On December 22, 2017, TCJA was signed into law. Most of the provisions of this bill affect corporate taxes paid in 2018 and beyond including reducing the top corporate tax rate from 34% to 21%. However, based upon accounting principles generally accepted in the United States of America, deferred income taxes are estimated based upon expected tax rates enacted prior to the date of the financial statements. Accordingly, the Exchange has measured its deferred income taxes at September 30, 2018 and December 31, 2017 using a tax rate of 21%.
Additionally, as part of the enactment of TCJA, property and casualty insurance companies are required to use Internal Revenue Service (“IRS”) prescribed factors to determine the loss discount. From the date of the passage of the new law, the IRS uses a corporate bond yield curve to determine the discount factors and property and casualty insurance companies are no longer allowed to use their own historical payment patterns to determine their discount factors. Transition rules require that property and casualty insurance companies recalculate the 2017 reserve discount as if the 2018 tax reform rules had been in effect at the time, compare it to the actual 2017 reserve discount, and amortize the difference into taxable income over eight years beginning in 2018. As a result of this comparison, the Exchange recorded as a component of net deferred tax asset a resulting difference amount of $12,425 at December 31, 2017, the gross amount of $59,167 is being amortized into taxable income beginning on January 1, 2018. For the nine months ended September 30, 2018, amortization of the transitional adjustment amount was $5,547, with a related tax effect of $1,165.

10.	Related Party Transactions:
PIPMC, as the attorney-in-fact for the subscribers to the Exchange, is responsible for the exchange of reciprocal insurance contracts among the subscribers and for managing the business of the Exchange as set forth in the Attorney-In-Fact Agreement. Pursuant to the terms of the agreement, PIPMC provides salaries and benefit expenses of the employees, rent and other occupancy expenses, supplies, and data processing services to the Exchange and pays certain expenses on behalf of the Exchange for 25% of gross written premium. The Attorney-In-Fact Agreement is in effect for an indefinite term, subject only to the right of the Exchange and PIPMC to terminate this Agreement by mutual agreement. Management fee expense incurred by the Exchange in accordance with the Attorney-In-Fact Agreement for the nine months ended September 30, 2018 and 2017 was $757,092 and $805,983 respectively. Management fee expense is included in “other underwriting expenses” in the accompanying statements of operations and comprehensive (loss) income. At September 30, 2018 and 2017, the amount due to PIPMC related to these services was $4,746 was $77,486, respectively; such amounts are included in “due to affiliates” in the accompanying balance sheets.
On June 1, 2018, PIPMC adopted a Plan of Conversion (the "Plan”) to convert the Exchange from a reciprocal inter-insurance exchange to a stock form of ownership pursuant to the Pennsylvania Medical Professional Liability Reciprocal Exchange-to-Stock Conversion Act (the "Act"). Under the Plan, the Exchange would merge with the Association and Positive Physicians Insurance Exchange ("PPIX"), a Pennsylvania reciprocal inter-insurance exchange, and would become a wholly-owned subsidiary of Positive Physicians Holdings, Inc., a newly formed Pennsylvania business corporation (“Holdings”). As part of the Plan, as amended on September 17, 2018, Holdings will offer and sell its common stock to subscribers of the Exchange, the Association, and PPIX and to other interested investors. Other than eligible stockholders of Diversus, it is not expected that Diversus would be a direct or indirect purchaser of common stock in the offering. The Plan is subject to the approval of the Pennsylvania Insurance Commissioner. At September 30, 2018, the Exchange had a payable of $25,906 to Diversus related to these conversion costs; such amounts are included “due to affiliates” in the accompanying balance sheet.
On July 30, 2015, as amended, PIPMC had adopted a previous plan of conversion to convert the Exchange from

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

a reciprocal inter-insurance exchange to a stock form of ownership pursuant to the Act. Under the previous plan of conversion, the Exchange would have merged with the Association and would have become a wholly-owned subsidiary of Professional Casualty Holdings, Inc. ("PCH"), a newly formed Pennsylvania business corporation. As part of the previous plan of conversion, PCH would have offered and sold its common stock to subscribers of the Exchange and of the Association and to other interested investors. With the adoption of the new plan of conversion with PPIX in June 2018, the previous plan of conversion was discontinued. At September 30, 2017, there was no amount due to Diversus by the Exchange related to these conversion costs.
In connection with the current and former proposed plans, the Exchange incurred conversion costs of $1,370,232 and $1,222,801 at September 30, 2018 and 2017, respectively.
In connection with the acquisition of PIPMC by Diversus on November 23, 2015, Diversus acquired through its wholly-owned subsidiary, Professional Third Party, LP ("PTP"), certain medical insurance accounts from affiliates of PIPMC. During the nine months ended September 30, 2018 and 2017, PTP provided services related to these contracts totaling $129,425 and $156,521, respectively, to the Exchange. Commission expense is included in “other underwriting expenses” in the accompanying statements of operations and comprehensive (loss) income. At September 30, 2018 and 2017, the amount due to PTP related to these services was $5,417 and $8,596, respectively; such amounts are included in “due to affiliates” in the accompanying balance sheets.
The Exchange and Andrews Outsource Solutions, LLC (“AOS”), an affiliate of PIPMC, entered into an agreement, with the Form D filing approved by the Department on February 17, 2016, whereby AOS is to provide litigation management services to the Exchange consisting of developing, implementing, and monitoring the litigation practices and strategy of the handling of specific medical professional liability lawsuits and claims. In April 2017, the litigation management services agreement between AOS and the Exchange was amended, with the Form D filing approved by the Department on April 6, 2017, whereby the fee structure of charges by AOS to the Exchange for each case is based upon the relationship with each respective attorney ranging from $300 to $500 per case per month rather than a flat fee of $500 per case per month. During the nine months ended September 30, 2018 and 2017, the Exchange incurred litigation management services of $223,000 and $222,800, respectively, related to this agreement; such amounts are included in “losses and loss adjustment expenses” in the accompanying statements of operations and comprehensive (loss) income. At September 30, 2018 and 2017, there were no amounts due to AOS related to these services.
In April 2017, the Exchange and Gateway Risk Services, Inc. (“Gateway”), a wholly-owned subsidiary of Diversus, entered into an agreement, with the Form D filing approved by the Department on April 6, 2017, whereby Gateway is to provide defense and cost containment services to the Exchange that were formerly provided by PIPMC to the Exchange prior to the effective date of the agreement. During the nine months ended September 30, 2018 and 2017, the Exchange incurred services totaling $43,125 and $27,960, respectively, related to this agreement; such amounts are included in “losses and loss adjustment expenses” in the accompanying statement of operations and comprehensive (loss) income. At September 30, 2018 and 2017, there was no amount due to Gateway related to these services.
During the nine months ended September 30, 2018 and 2017, Diversus Management, Inc. (“DMI”), a wholly-owned subsidiary of Diversus, paid for certain expenses on behalf of the Exchange. Additionally, DMI makes cash disbursements on behalf of each attorney-in-fact subsidiary of Diversus and invoices the respective attorney-in-fact for these transactions. At September 30, 2018 and 2017, the amounts due to DMI by the Exchange was $0 and $150, respectively.
During the nine months ended September 30, 2018, the Association and PPIX advanced funds to the Exchange to cover certain operating costs. At September 30, 2018, the total amount due to the Association and PPIX was $1,131; such amount is included in “due to affiliates” in the accompanying balance sheet. There were no similar advances during the nine months ended September 30, 2017.
During the nine months ended September 30, 2017, Healthcare Professional Services, Inc. ("HPSI") , a former wholly-owned subsidiary of Diversus, provided wholesale brokerage services to the Exchange. During the nine months ended September 30, 2017, HPSI provided total brokerage services of $4,074 to the Exchange. Effective as of January 1, 2018, Diversus sold its investment in HPSI to unrelated parties. There was no amount due to HPSI at September 30, 2017 related to these services.

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

As discussed in Note 7, the Exchange and the Association entered into a consolidated reinsurance contract effective as of January 1, 2016. Guy Carpenter and International Specialty Brokers, Ltd (“ISBL”), a former wholly-owned subsidiary of Diversus, co-brokered the contract. Guy Carpenter was compensated by the reinsurer through commissions, and Guy Carpenter, in turn, paid a portion of the commissions to ISBL. During the nine months ended September 30, 2017, commission expense incurred by the Exchange related this arrangement with ISBL was $73,458. At September 30, 2017, there was no amount due to ISBL related to this arrangement. The arrangement was discontinued with the termination of the reinsurance contract on December 31, 2017.
As discussed in Note 7, on January 1, 2018 the Exchange entered into a reinsurance contract with JLT. JLT and Specialty Insurance Services, LLC (“SIS”), a wholly-owned subsidiary of Diversus, co-brokered the contract. JLT is to be compensated by the reinsurer through commissions, and JLT, in turn, will pay a portion of the commissions to SIS. During the nine months ended September 30, 2018, there was no commission expense incurred by the Exchange related to this agreement with SIS.

11.	Assessments:
The Exchange is aware of various insurance entities’ insolvencies that produced business in the Commonwealth of Pennsylvania. The Exchange has received assessments for its pro-rata share of the cost of such insolvencies from the Pennsylvania Property and Casualty Insurance Guaranty Fund. Statutory accounting principles require the Exchange to provide a liability for the full cost of such insolvencies up to the maximum annual assessment limit (2.0%).
Based upon the available information, the Exchange has provided a gross liability of $21,621 and $0 for guaranty fund assessments at September 30, 2018 and 2017. The Exchange has not recorded applicable premium tax credits at September 30, 2018 and 2017 related to guaranty assessments. Total guaranty fund expense, net of prior periods’ refunds and premium tax credits, for the nine months ended September 30, 2018 and 2017 was $2,939 and $0, respectively.
MCARE is a special fund established by the Commonwealth of Pennsylvania to ensure reasonable compensation for persons injured due to medical negligence. Healthcare providers who render 50% or more of his or her healthcare business or practice within Pennsylvania are required to obtain statutory excess professional liability coverage with MCARE by paying a certain percentage (assessment) of the prevailing primary premium charged by the Pennsylvania Professional Liability Joint Underwriting Association to MCARE. The Exchange assesses its policyholders as required by MCARE in addition to collecting the premium assessed. The assessments collected from policyholders are reported as amounts withheld for the accounts of others in the accompanying balance sheets, and no income is recognized by the Exchange. At September 30, 2018 and 2017, there were no MCARE receivables. Additionally, at September 30, 2018 and 2017 the Exchange had liabilities of $19,851 and $22,763, respectively, for amounts collected on behalf of MCARE.

12.	Statutory Information:
Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements under accounting principles generally accepted in the United States of America (“GAAP”). Prescribed statutory accounting practices (“SAP”) include state laws, regulations, and general administration rules, as well as a variety of publications from the National Association of Insurance Commissioners (“NAIC”). The statutory financial statements of the Exchange are prepared in accordance with accounting practices prescribed and permitted by the Department.
Financial statements prepared under statutory accounting principles focus on solvency of the insurer and generally provide a more conservative approach than under GAAP. These accounting practices differ in the following respects from GAAP: (1) assets must be included in the statutory balance sheet at “admitted asset value,” whereas GAAP requires historical cost or, in certain instances, fair value; (2) “non-admitted assets” must be excluded through a charge to surplus, while on a GAAP basis “non-admitted assets” are included in the balance sheet net of any allowance valuation; (3) acquisition costs, such as commissions, management fees, premium taxes and other items, have been charged to operations when incurred, whereas GAAP allows capitalization of these expenses and amortized over the term of the policies; (4) the carrying value of bonds are based on NAIC ratings whereas GAAP requires bonds to be valued based on whether management intends to hold the bonds to maturity; (5) changes in deferred income taxes are reported directly to surplus, whereas changes to deferred income taxes are reflected in the statement of income for GAAP; and (6) ceded

PHYSICIANS’ INSURANCE PROGRAM EXCHANGE
---------------
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(UNAUDITED)

reinsurance amounts (unearned premiums and estimated loss recoverables) are shown net of the related liability, whereas presented on a gross basis and reflected as an asset for GAAP.
Statutory net income and surplus and other funds of the Exchange as determined in accordance with SAP prescribed or permitted by the Department for the nine months ended September 30, 2018 and 2017 are as follows:

	2018	2017
Statutory net income	$239,542	$138,219
Surplus and other funds	12,097,689	12,029,390
In accordance with Pennsylvania law, the Exchange is required to maintain minimum subscribers’ surplus of $1,125,000. During the nine months ended September 30, 2018 and 2017, no dividends were declared or paid by the Exchange.
The Exchange is subject to minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances and various levels of risk activity. Regulatory compliance is determined by a ratio of the Exchange’s total adjusted capital, as defined by the NAIC, to its authorized control level RBC. At September 30, 2018 and 2017, the Exchange’s RBC exceeded minimum RBC requirements.

13.	Subsequent Events:
Subsequent events have been evaluated through November __, 2018, which is the date the financial statements were available to be issued.

POSITIVE PHYSICIANS HOLDINGS, INC.

UP TO 4,830,000 SHARES OF COMMON STOCK

PROSPECTUS

GRIFFIN FINANCIAL GROUP, LLC

                     , 2018
Until                     , 2019, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses payable by us in connection with the registration of our common stock hereunder. All amounts are estimated, except for the SEC registration fee and the Nasdaq listing fee. We also expect to incur an estimated $200,000 in conversion expenses, which will include legal expenses, filing fees with the Pennsylvania Insurance Department, and printing, postage, and mailing charges. See “The Conversion and Offering” for a description of our obligation with respect to such expenses.

SEC registration fee	$6,014
Nasdaq listing fee	45,000
Printing, postage and mailing	150,000
Finra filing fee	7,745
Legal fees and expenses	200,000
Accounting fees and expenses	250,000
Valuation fees and expenses	110,000
Transfer and offering agent fees and expenses	5,000
Miscellaneous	26,241
Total	$800,000

Item 14.	Indemnification of Directors and Officers.
Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees, and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless the director has breached or failed to perform the duties of his office, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
Our bylaws provide for (i) the indemnification of the directors, officers, employees, and agents of Positive Physicians Holdings, Inc. and its subsidiaries to the fullest extent permitted by Pennsylvania law and (ii) the elimination of a directors’ liability for monetary damages to the fullest extent permitted by Pennsylvania law unless the director has breached or failed to perform the duties of his or her office under Subchapter B of Chapter 17 of the Pennsylvania Business Corporation Law, and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
We also maintain an insurance policy insuring our directors, officers and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.
In the agency agreement with Griffin Financial, Griffin Financial agrees to indemnify our officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 under certain conditions and with respect to certain limited information.

Item 15.	Recent Sales of Unregistered Securities.
None.

Item 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits

1.1
Form of Agency Agreement among Positive Physicians Holdings, Inc., Positive Physicians Insurance Exchange, Professional Casualty Association, and Physician’s Insurance Program Exchange, and Griffin Financial Group, LLC*

2.1	Amended and Restated Plan of Conversion from reciprocal insurance exchange to stock form of Professional Casualty Association, dated as of June 1, 2018**

2.2	Amended and Restated Plan of Conversion from reciprocal insurance exchange to stock form of Physicians’ Insurance Program Exchange, dated as of June 1, 2018**

2.3	Amended and Restated Plan of Conversion from reciprocal insurance exchange to stock form of Positive Physicians Insurance Exchange, dated as of June 1, 2018**

3.1	Articles of Incorporation of Positive Physicians Holdings, Inc.**

3.2	Bylaws of Positive Physicians Holdings, Inc.**

4.1	Form of certificate evidencing shares of common stock of Positive Physicians Holdings, Inc.**

5.1	Opinion of Stevens & Lee regarding stock of Positive Physicians Holdings, Inc. being issued*

8.1	Opinion of Stevens & Lee regarding certain United States federal income tax issues*

10.1	Management Agreement dated as of June 8, 2018 between Positive Physicians Insurance Company, Positive Physicians Holdings, Inc., Diversus Management, Inc., and Diversus, Inc.**

10.2 (a)
Standby Stock Purchase Agreement dated as of June 8, 2018, among Insurance Capital Group, LLC, Positive Physicians Insurance Exchange, Professional Casualty Association, Physician’s Insurance Program Exchange, and Positive Physicians Holdings, Inc.**

10.2 (b)
Amendment to Standby Stock Purchase Agreement dated as of September 21, 2018, among Insurance Capital Group, LLC, Positive Physicians Insurance Exchange, Professional Casualty Association, Physician’s Insurance Program Exchange, and Positive Physicians Holdings, Inc.**

10.3 (a)
Supplemental Agreement dated as of June 8, 2018, among Diversus, Inc., Insurance Capital Group, LLC., Positive Physicians Insurance Exchange, Professional Casualty Association, Physician’s Insurance Program Exchange, and Positive Physicians Holdings, Inc.**

10.3 (b)
Amended and restated supplemental agreement dated September 21, 2018, among Diversus, Inc., Insurance Capital Group, LLC., Positive Physicians Insurance Exchange, Professional Casualty Association, Physician’s Insurance Program Exchange, and Positive Physicians Holdings, Inc.**

10.4	Form of Option Agreement among Diversus, Inc., Insurance Capital Group, LLC, and Positive Physicians Holdings, Inc.**

10.5	Management Services Agreement between Positive Physicians Holdings, Inc. and Diversus Management Inc. dated as of _______, 2018*

10.6	Medical Malpractice Working Excess Reinsurance Contract effective January 1, 2018 between Hannover Ruck Se and Positive Physicians Insurance Exchange.

10.7	Governance Agreement dated September 19, 2018 between Insurance Capital Group LLC and Enstar Holdings (US) LLC**

10.8	Form of Loan Agreement between Positive Physicians Holdings, Inc. and Diversus, Inc.*

10.9	Medical Malpractice Working Excess Reinsurance Contract effective January 1, 2018 between Hannover Ruck Se and Professional Casualty Association.

10.10	Medical Malpractice Working Excess Reinsurance Contract effective January 1, 2018 between Hannover Ruck Se and Physicians’ Insurance Program Exchange.

21.1	Subsidiaries of Positive Physicians Holdings, Inc.

23.1	Consent of Baker Tilly Virchow Krause, LLP*

23.2	Consent of Eisner Amper LLP*

23.3	Consent of Feldman Financial Advisors, Inc. with respect to Pro Forma Valuation Appraisal Reports

23.4	Consent of Stevens & Lee (contained in Exhibits 5.1 and 8.1)*

24.1	Power of Attorney (contained on signature page)*

99.1	Pro Forma Valuation Appraisal Report, dated as of May 1, 2018, prepared for Professional Casualty Association by Feldman Financial Group LLC.**

99.2	Pro Forma Valuation Appraisal Report, dated as of May 1, 2018, prepared for Physicians’ Insurance Program Exchange by Feldman Financial Group LLC.**

99.3	Pro Forma Valuation Appraisal Report, dated as of May 1, 2018, prepared for Positive Physicians Insurance Exchange by Feldman Financial Group LLC.**

99.4	Letter dated October 5, 2018, to Professional Casualty Holdings, Inc. from Feldman Financial Advisors, Inc. regarding fair market value of subscription rights*

99.5	Stock Order Form*

99.6	Question and Answer Brochure*

99.7	Letters and statements to prospective purchasers of stock in offering*

99.8	Form of Escrow Agreement among Positive Physicians Holdings, Inc., Griffin Financial Group, LLC and [ __ ]*

99.9	Form of Professional Casualty Association Subscriber Proxy Materials*

99.10	Form of Physicians Insurance Program Exchange Subscriber Proxy Materials*

99.11	Form of Positive Physicians Insurance Exchange Subscriber Proxy Materials*

99.12	Form of Proxy Card for Special Meeting of Professional Casualty Association subscribers*

99.13	Form of Proxy Card for Special Meeting of Physicians Insurance Program Exchange subscribers*

99.14	Form of Proxy Card for Special Meeting of Positive Physicians Insurance Exchange subscribers*

99.15	Form of Lockup Agreement to be executed by Insurance Capital Group, LLC and Enstar Holdings (US) LLC*
__________________

*	To be filed by amendment.

**	Previously filed.
(b) Financial Statement Schedules
The following schedules have been filed as a part of this Registration Statement and are included in the Registrant’s audited Financial Statements included in the prospectus at page F-1.
Schedule III – Supplemental Insurance Information
Schedule IV – Reinsurance
Schedule V – Allowance for Uncollectible Premiums and Other Receivables
Schedule VI – Supplemental Information

Item 17 .	Undertakings.
The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on    , 2018.

Positive Physicians Holdings, Inc.

By:	/s/
Lewis S. Sharps, President and
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lewis D. Sharps and Scott H. Spencer, Esquire, and each of them, his or her true and lawful attorney‑in‑fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys‑in‑fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys‑in‑fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/	President and Chief Executive Officer (Principal Executive Officer), Director
Lewis S. Sharps		,2018

/s/	Director
Mark Keyser		,2018

/s/	Director
Andrew Speaker		,2018

/s/	Director
Scott C. Penwell		,2018

/s/	Director
Steven J. Johnson		,2018

/s/	Director
William Hitselberger		,2018

/s/	Director
Francis Lavelle		,2018

/s/	Director
James L. Zech		,2018

/s/	Chief Financial Officer (Principal Financial and Accounting Officer)
Daniel Payne		,2018